Filed pursuant to Rule 424(b)(2)
Registration No. 333-130062

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT
      On behalf of the boards of directors and management teams of both PFSweb, Inc. and eCOST.com, Inc., we are pleased to deliver our joint proxy statement/ prospectus for the proposed merger involving PFSweb and eCOST. We are proposing the merger because we believe it will provide substantial strategic and financial benefits to the stockholders of each of our respective companies by creating more stockholder value than either company could create individually and allowing stockholders to participate in a larger, more diversified company.
      In the merger, a subsidiary of PFSweb will merge with and into eCOST, with eCOST surviving as a wholly owned subsidiary of PFSweb. As a result of the merger, eCOST stockholders will be entitled to receive one share of PFSweb common stock for each share of eCOST common stock they own. PFSweb stockholders will continue to own their existing shares, which will not be affected by the merger. On November 9, 2005, the last trading day before we announced our letter of intent to pursue a merger, the closing price of PFSweb common stock as reported on the Nasdaq Capital Market was $1.67. PFSweb expects to issue approximately 18,980,000 shares of PFSweb common stock to eCOST stockholders in connection with the merger. Accordingly, we expect that eCOST stockholders will, as a group, own approximately 46% of the outstanding shares of PFSweb common stock immediately after the merger. Upon completion of the merger, PFSweb shares will continue to trade on the Nasdaq Capital Market under the trading symbol “PFSW.”
      We cannot complete the merger unless PFSweb stockholders approve the issuance of PFSweb common stock in the merger and a charter amendment to increase the number of PFSweb authorized shares of common stock and eCOST stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. The obligations of PFSweb and eCOST to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger. Additional information about PFSweb, eCOST and the proposed merger is contained in this joint proxy statement/ prospectus. We encourage you to read this entire document carefully, including the section entitled “Risk Factors” beginning on page 28.
      After careful consideration, the PFSweb board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and unanimously recommends that PFSweb stockholders vote “FOR” the proposal to issue PFSweb common stock pursuant to the merger agreement. In addition, in order to complete the merger, PFSweb must amend its charter to increase the number of authorized shares of PFSweb common stock. Accordingly, the board of directors of PFSweb also recommends a vote “FOR” the proposed amendment to the PFSweb Amended and Restated Certificate of Incorporation to increase the number of authorized shares of PFSweb common stock from 40 million shares to 75 million shares.
      Similarly, the eCOST board of directors has unanimously determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and unanimously recommends that eCOST stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.
      Your vote is very important. Whether or not you plan to attend the special meeting of stockholders of PFSweb or eCOST, please take the time to vote by completing and mailing the enclosed proxy card and returning it in the accompanying pre-paid envelope as soon as possible. If your shares are held in “street name,” you must instruct your broker in order to vote.

Sincerely,	Sincerely,

Mark C. Layton	Adam Shaffer
Chairman of the Board of Directors,	Chairman of the Board of Directors,
Chief Executive Officer	Chief Executive Officer
PFSweb, Inc.	eCOST.com, Inc.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/ prospectus or passed upon the adequacy or accuracy of this joint proxy statement/ prospectus. Any representation to the contrary is a criminal offense.
      This joint proxy statement/ prospectus is dated December 29, 2005, and is first being mailed to PFSweb and eCOST stockholders on or about December 29, 2005.

ADDITIONAL INFORMATION
      This joint proxy statement/ prospectus incorporates by reference important business and financial information about PFSweb and eCOST from documents that are not included in or delivered with this joint proxy statement/ prospectus. For a more detailed description of the information incorporated by reference into this joint proxy statement/ prospectus and how you may obtain it, see “Where You Can Find More Information” on page 171.
      Each of PFSweb and eCOST is an SEC reporting company and it files annual, quarterly, current reports and other information with the SEC. You can obtain any of these documents from the SEC through the SEC’s website at http://www.sec.gov. You may also obtain copies of these documents, without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses.

PFSweb, Inc. Suite 500 500 North Central Expressway Plano, Texas 75074 (972) 881-2900 Attention: Investor Relations	eCOST.com, Inc. Suite 106 2555 West 190th Street Torrance, California 90504 (310) 225-4044 Attention: Investor Relations
      In order to receive timely delivery of the documents in advance of the respective PFSweb and eCOST meetings, any request for any additional documents should be received no later than January 13, 2006.

PFSWEB, INC.
500 North Central Expressway
Plano, Texas 75074
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On January 23, 2006
To the Stockholders of PFSweb, Inc.:
      NOTICE IS HEREBY GIVEN that a special meeting of stockholders of PFSweb, Inc. will be held on January 23, 2006 at 10:00 a.m., local time, at PFSweb’s principal offices at 500 North Central Expressway, Plano, Texas 75074 for the following purposes:

1. to consider and vote upon a proposal to approve the issuance of PFSweb common stock, $0.001 par value, pursuant to the Agreement and Plan of Merger, dated as of November 29, 2005, by and among PFSweb, Inc., Red Dog Acquisition Corp., a wholly owned subsidiary of PFSweb, and eCOST.com, Inc.;

2. to consider and vote upon a proposal to approve the amendment to the PFSweb Amended and Restated Certificate of Incorporation to increase the number of authorized shares of PFSweb common stock, $0.001 par value, from 40 million shares to 75 million shares;

3. to grant discretionary authority to adjourn the meeting, if necessary, to solicit additional proxies with respect to proposals 1 and/or 2; and

4. to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.
      Please refer to the attached joint proxy statement/ prospectus for further information with respect to the business to be transacted at the special meeting. Only stockholders of record of PFSweb common stock at the close of business on December 21, 2005, the record date for the PFSweb special meeting, are entitled to notice of and to vote at this special meeting or any adjournment or postponement of the special meeting.
      Your vote is important. Whether or not you expect to attend the PFSweb special meeting in person, please complete, sign, date and return the enclosed proxy card as soon as possible to ensure that your shares are represented at the special meeting. If your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, you must provide your broker, bank or other nominee with instructions on how to vote your shares. For specific instructions on voting procedures, please refer to the section entitled “The PFSweb Special Meeting — Voting Procedures and Revocation of Proxies” beginning on page 50 of this joint proxy statement/ prospectus and the instructions on the proxy card.
      The PFSweb board of directors has unanimously approved the merger agreement and unanimously recommends that PFSweb stockholders vote “FOR” the proposal to issue PFSweb common stock pursuant to the merger agreement. In addition, in order to complete the merger, PFSweb must amend its charter to increase the number of authorized shares of PFSweb common stock. Accordingly, the board of directors of PFSweb also recommends a vote “FOR” the proposed amendment to the PFSweb Amended and Restated Certificate of Incorporation to increase the number of authorized shares of PFSweb common stock from 40 million shares to 75 million shares.

By order of the Board of Directors,

Harvey Achatz
Secretary
December 29, 2005

eCOST.com, Inc.
Suite 106
2555 West 190th Street
Torrance, California 90504
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To Be Held On January 23, 2006
To the Stockholders of eCOST.com, Inc.:
      NOTICE IS HEREBY GIVEN that a special meeting of stockholders of eCOST.com, Inc. will be held on January 23, 2006 at 10:00 a.m., local time, at eCOST’s principal offices at 2555 West 190th Street, Suite 106, Torrance, California 90504 for the following purposes:

1. to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of November 29, 2005, by and among eCOST.com, Inc., PFSweb, Inc. and Red Dog Acquisition Corp., a wholly owned subsidiary of PFSweb, and the transactions contemplated by the merger agreement, including the merger, pursuant to which Red Dog Acquisition Corp. would merge with and into eCOST and each outstanding share of eCOST common stock would be converted into one share of PFSweb common stock;

2. to consider and vote upon a proposal to grant discretionary authority to adjourn the special meeting, if necessary, to solicit additional proxies with respect to proposal 1; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.
      Please refer to the attached joint proxy statement/prospectus for further information with respect to the business to be transacted at the special meeting. Only stockholders of record of eCOST common stock at the close of business on December 21, 2005, the record date for the eCOST special meeting, are entitled to notice of and to vote at this special meeting or any adjournment or postponement of the special meeting.
      Your vote is important. Whether or not you expect to attend the eCOST special meeting in person, please complete, sign, date and return the enclosed proxy card as soon as possible to ensure that your shares are represented at the special meeting. If your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, you must provide your broker, bank or other nominee with instructions on how to vote your shares. For specific instructions on voting procedures, please refer to the section entitled “The eCOST Special Meeting — Voting Procedures and Revocation of Proxies” beginning on page 54 of this joint proxy statement/prospectus and the instructions on the proxy card.
      The eCOST board of directors has unanimously approved the merger agreement and unanimously recommends that eCOST stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.
      Please do not send any certificates representing your eCOST common stock at this time.

By order of the Board of Directors,

Adam Shaffer
Chief Executive Officer
December 29, 2005

i

v

QUESTIONS AND ANSWERS ABOUT THE MERGER
      The following are some questions that you, as a stockholder of PFSweb or eCOST, may have regarding the merger and the other matters being considered at the respective special meetings of stockholders of PFSweb and eCOST and brief answers to those questions. PFSweb and eCOST urge you to read carefully the remainder of this joint proxy statement/ prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at their respective special meetings of stockholders. Additional important information is also contained in the annexes to this joint proxy statement/ prospectus.

Q:	Why am I receiving this joint proxy statement/ prospectus?

A:	PFSweb and eCOST have agreed to combine pursuant to the terms of a merger agreement that is described in this joint proxy statement/ prospectus. A copy of the merger agreement is attached to this joint proxy statement/ prospectus as Annex A.

In order to complete the merger, PFSweb stockholders must vote to approve the issuance of shares of PFSweb common stock in the merger and to amend the PFSweb charter to increase the number of authorized shares of PFSweb common stock, and eCOST stockholders must vote to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.

PFSweb and eCOST will hold separate meetings of their respective stockholders to obtain these approvals. This joint proxy statement/ prospectus contains important information about the merger and the special meetings of the respective stockholders of each of PFSweb and eCOST, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your special meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	Why are we proposing the merger?

A:	PFSweb and eCOST believe the merger will provide substantial strategic benefits to the stockholders of PFSweb and eCOST by combining eCOST’s key supplier relationships, growing customer base and expansive e-commerce platform with PFSweb’s advanced technology and operational infrastructure thereby providing the combined company with the enhanced ability to expand its market share in the fast growing web commerce market. We also believe that the combined company will benefit from a number of synergies that, as implemented, will reduce or eliminate certain eCOST operating costs.

Q:	What will happen in the merger?

A:	The businesses of PFSweb and eCOST will be combined. At the closing, Red Dog Acquisition Corp., a newly formed and wholly owned subsidiary of PFSweb, will merge with and into eCOST, with eCOST surviving the merger as a wholly owned subsidiary of PFSweb.

Q:	What will I receive for my shares of eCOST stock?

A:	Upon completion of the merger of Red Dog with and into eCOST, eCOST stockholders will be entitled to receive one share of PFSweb common stock for each share of eCOST common stock owned immediately prior to the closing of the merger. Instead of any fractional shares of PFSweb common stock, eCOST stockholders will receive cash equal to the value of any fractional shares remaining. Please see “The Merger Agreement — Conversion of Securities” on page 84.

Q:	How will PFSweb’s stockholders be affected by the merger and issuance of PFSweb common stock in the merger?

A:	After the merger, PFSweb’s stockholders will continue to own their existing shares of PFSweb common stock. Accordingly, PFSweb’s stockholders will hold the same number of shares of PFSweb common stock that they held immediately prior to the merger. However, because PFSweb will be issuing new shares of PFSweb common stock to the eCOST stockholders in the merger, each outstanding share of

PFSweb common stock immediately prior to the merger will represent a smaller percentage of the total number of shares of PFSweb common stock outstanding after the merger.

Q:	When and where are the special meetings?

A:	The PFSweb special meeting will take place on January 23, 2006 at 10:00 a.m., local time, at 500 North Central Expressway, Plano, Texas 75074.

The eCOST special meeting will take place on January 23, 2006 at 10:00 a.m., local time, at 2555 West 190th Street, Torrance, California 90504.

Q:	What vote of PFSweb stockholders is required to approve the issuance of shares of PFSweb common stock pursuant to the merger agreement and to amend the PFSweb charter to increase the number of authorized shares?

A:	Approval of the proposal to issue shares of PFSweb common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the PFSweb special meeting. In addition, in order to complete the merger, it is necessary to amend the PFSweb certificate of incorporation to increase the number of authorized shares of PFSweb common stock from 40 million shares to 75 million shares. The authorization of the amendment to the PFSweb certificate of incorporation to increase the number of authorized shares of common stock will require the affirmative vote of the holders of a majority of the outstanding shares of PFSweb common stock entitled to vote thereon.

Q:	Why does PFSweb need to amend its certificate of incorporation?

A:	The amendment to PFSweb’s certificate of incorporation authorizing additional shares of common stock is required by the merger agreement and is necessary for PFSweb to have enough authorized common stock to close the merger and have the flexibility to meet business needs and take advantage of opportunities as they arise. The additional shares would also be available for other corporate purposes, such as the issuance of shares of PFSweb common stock upon the exercise of employee stock options.

Q:	What will happen if PFSweb stockholders approve the issuance of shares of PFSweb common stock pursuant to the merger agreement but do not approve the proposal to amend the PFSweb charter to increase the number of authorized shares?

A:	The merger will not occur since approval of the proposal to amend the PFSweb charter to increase the number of authorized shares of PFSweb common stock is a condition of the merger agreement.

Q:	What vote of eCOST stockholders is required to adopt the merger agreement?

A:	The affirmative vote of a majority of the outstanding shares of eCOST common stock is required to adopt the merger agreement. A stockholder of eCOST beneficially owning as of December 21, 2005 1,988,813 shares of eCOST common stock (representing approximately 11.2% of the voting power of the eCOST common stock outstanding as of such date), has agreed to vote such shares in favor of the adoption of the merger agreement.

Q:	How does my company’s board of directors recommend I vote?

A:	The PFSweb board of directors unanimously recommends that PFSweb stockholders vote “FOR” the proposal to issue PFSweb common stock pursuant to the merger agreement and “FOR” the proposal to amend the certificate of incorporation to increase the number of authorized shares. For a more complete description of the recommendation of the PFSweb board of directors, see “The Merger — PFSweb’s Reasons for the Merger” on page 60.

The eCOST board of directors unanimously recommends that eCOST stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. For a more complete description of the recommendation of the eCOST board of directors, see “The Merger — eCOST’s Reasons for the Merger” on page 62.

Q:	Are stockholders entitled to appraisal rights?

A:	Neither PFSweb stockholders nor eCOST stockholders are entitled to appraisal rights in connection with the merger.

Q:	What do I do now?

A:	Carefully read and consider the information contained in this joint proxy statement/ prospectus, including its annexes. There are several ways your shares can be represented at your stockholder meeting. You can attend your stockholder meeting in person or you can indicate on the enclosed proxy card how you want to vote and return it in the accompanying pre-addressed postage paid envelope.

Q:	How do I cast my vote?

A:	If you are a holder of record, you may vote in person at your special meeting or by submitting a proxy for your special meeting. You can submit your proxy by signing and dating the enclosed proxy card and promptly returning it in the enclosed envelope.

Q:	If my broker holds my shares in “street name,” will my broker vote my shares?

A:	If you hold your shares in “street name” in a stock brokerage account or if your shares are held by a broker, bank or other nominee, you must provide your broker, bank or other nominee with instructions on how to vote your shares. Please see the voting form of your broker, bank or other nominee that accompanies this joint proxy statement/ prospectus.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at your company’s stockholder meeting. You can do this in one of three ways: (1) you can send a written notice of revocation; (2) you can submit a new, later dated proxy card; or (3) if you are a holder of record, you can attend your stockholder meeting and vote in person; however, your attendance alone will not revoke your proxy. If you choose either of the first two methods, you must submit your notice of revocation or your new proxy to the Corporate Secretary of PFSweb or eCOST, as appropriate, before the applicable stockholder meeting. However, if your shares are held in a “street name” account at a brokerage firm or bank, you must contact your brokerage firm or bank to change your vote. If you would like more information and you are a PFSweb stockholder, please see “The PFSweb Special Meeting — Voting Procedures and Revocation of Proxies” on page 50. If you would like additional information and you are a eCOST stockholder, please see “The eCOST Special Meeting — Voting Procedures and Revocation of Proxies” on page 54.

Q:	What will happen if I abstain from voting or fail to vote?

A:	In the case of PFSweb stockholders, the failure to cast your vote will not have any impact on the proposal to issue shares of PFSweb common stock in connection with the merger. Abstentions will count toward the presence of a quorum, but will not be considered votes cast and will therefore have no impact on the proposal to issue shares of PFSweb common stock in connection with the merger. However, abstentions and broker non- votes will have the same effect as a vote against the proposal to increase the number of authorized shares. As noted above, the proposal to increase the number of authorized shares must be approved in order for the merger to occur.

In the case of eCOST stockholders, an abstention by you or your failure to cast your vote or instruct your broker how to vote if your shares are held in “street name” will have the same effect as voting against the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, because the required vote is a majority of the outstanding shares of eCOST common stock.

Q:	Should I send in my eCOST stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your eCOST stock certificates for PFSweb stock certificates. Please do not send in your eCOST stock certificates with your proxy card.

Q:	When do you expect the merger to be completed?

A:	PFSweb and eCOST are working to complete the merger as quickly as practicable. PFSweb and eCOST currently expect to complete the merger in the first quarter of 2006. However, the exact timing of the completion of the merger cannot be predicted because the merger is subject to stockholder approvals and other conditions.

Q:	What should PFSweb stockholders or eCOST stockholders do if they receive more than one set of voting materials for their company’s special meeting?

A:	You may receive more than one set of voting materials for your special meeting, including multiple copies of this joint proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	What are the U.S. federal income tax consequences of the merger?

A:	PFSweb and eCOST intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization, eCOST stockholders generally will not recognize any gain or loss upon their receipt of PFSweb common stock in the merger, except for gain or loss resulting from the receipt of cash in lieu of a fractional share of PFSweb common stock. No gain or loss will be recognized by eCOST, PFSweb or its stockholders as a result of the merger.

The tax consequences of the merger to each eCOST stockholder will depend on each stockholder’s particular circumstances. eCOST stockholders should read the discussion in the section entitled “The Merger — Material United States Federal Income Tax Consequences” and consult their tax advisors regarding the tax consequences of their participation in the merger in light of their individual circumstances.

Q:	Who can help answer my questions?

A:	PFSweb stockholders who have any questions about the merger or how to submit a proxy, or who need additional copies of this joint proxy statement/ prospectus or the enclosed proxy card or voting instruction card, should contact:
PFSweb, Inc.
500 North Central Expressway
Plano, Texas 75074
Attention: Investor Relations
Telephone: (972) 881-2900

eCOST stockholders who have any questions about the merger or how to submit a proxy, or who need additional copies of this joint proxy statement/ prospectus or the enclosed proxy card or voting instruction card, should contact:
eCOST.com, Inc.
2555 West 190th Street
Torrance, California 90504
Attention: Investor Relations
Telephone: (310) 225-4044

SUMMARY
      This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 171. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.
The Companies
PFSweb, Inc.
500 North Central Expressway
Plano, Texas 75074
(972) 881-2900
      PFSweb is an international provider of integrated business process outsourcing services to major brand name companies seeking to maximize their supply chain efficiencies and to extend their traditional and e-commerce initiatives in the United States, Canada, and Europe. PFSweb offers such services as professional consulting, technology collaboration, managed web hosting and internet application development, order management, web-enabled customer contact centers, customer relationship management, financial services including billing and collection services and working capital solutions, information management, facilities and operations management, kitting and assembly services, and international fulfillment and distribution services.
      PFSweb also operates a products division through its wholly-owned subsidiary, Supplies Distributors. Supplies Distributors is a master distributor of various products, primarily technology products manufactured by or for International Business Machines Corporation. Through its merger with eCOST, PFSweb expects to diversify its product line and seek new opportunities in the fast growing web commerce market.
eCOST.com, Inc.
2555 West 190th Street
Torrance, California 90504
(310) 225-4044
      eCOST is a leading multi-category online discount retailer of high quality new, close-out and refurbished brand-name merchandise. eCOST currently offers over 100,000 products in twelve primary merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. Additionally, we offer other categories of products and services, including pet supplies and flowers through various affiliate relationships. eCOST appeals to a broad range of consumer and small business customers through what it believes is a unique and convenient buying experience offering two shopping formats: every day low price and its proprietary Bargain Countdowntm. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices to the eCOST.com website. Additionally, eCOST offers a fee-based membership program to develop customer loyalty by providing subscribers exclusive access to preferential offers. eCOST offers suppliers an efficient sales channel for merchandise in all stages of the product life cycle. eCOST carries products from leading manufacturers such as Apple, Canon, Citizen, Denon, Hewlett-Packard, Nikon, Onkyo, Seiko and Toshiba and has access to a broad selection of merchandise, including deeply discounted close-out and refurbished merchandise.
      eCOST was previously a wholly-owned subsidiary of PC Mall, Inc., a direct marketer of computer hardware, software, peripheral, electronics, and other consumer products and services. In September 2004, eCOST completed an initial public offering of 3,465,000 shares of common stock, leaving PC Mall with ownership of approximately 80.2% of the outstanding shares of common stock. On April 11, 2005,

PC Mall distributed its ownership interest in eCOST to PC Mall common stockholders by means of a special dividend.
The Merger (page 57)
      PFSweb and eCOST have agreed to a merger under the terms of the merger agreement described in this joint proxy statement/ prospectus. We have attached the merger agreement as Annex A to this joint proxy statement/ prospectus. We encourage you to read the merger agreement in its entirety.
      Under the terms of the merger agreement, Red Dog Acquisition Corp., a newly formed and wholly owned subsidiary of PFSweb, will merge with and into eCOST and the separate corporate existence of Red Dog will cease. eCOST will be the surviving corporation in the merger and will continue as a wholly owned subsidiary of PFSweb.
      Upon completion of the merger, eCOST stockholders will be entitled to receive one share of PFSweb common stock for each share of eCOST common stock owned immediately prior to the closing of the merger. Instead of any fractional shares of PFSweb common stock, eCOST stockholders will receive cash equal to the value of any fractional shares remaining. Stockholders of PFSweb will continue to own their existing shares.
Reasons for the Merger (page 60 and page 62)
      PFSweb and eCOST believe the merger will provide substantial strategic benefits to the stockholders of PFSweb and eCOST by combining eCOST’s key supplier relationships, growing customer base and expansive e-commerce platform with PFSweb’s advanced technology and operational infrastructure thereby providing the combined company with the enhanced ability to expand its market share in the fast growing web commerce market. The combined company should also benefit from a number of synergies that, as implemented, should reduce or eliminate certain eCOST operating costs.
Recommendations of the Boards of Directors (page 62 and page 65)
      The PFSweb board of directors unanimously approved the merger agreement and unanimously recommends that PFSweb stockholders vote “FOR” the proposal to issue PFSweb common stock pursuant to the merger agreement and “FOR” the proposal to amend the PFSweb certificate of incorporation to increase the number of authorized shares.
      The eCOST board of directors unanimously approved the merger agreement and unanimously recommends that eCOST stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.
Opinion of Wells Fargo Securities, LLC (page 65)
      On November 23, 2005, Wells Fargo Securities, LLC (referred to in this joint proxy statement/ prospectus as Wells Fargo Securities) rendered its oral opinion to the PFSweb board of directors, subsequently confirmed in writing as of November 23, 2005, that, as of the date of its opinion and based upon and subject to the various considerations set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to PFSweb.
      The full text of the Wells Fargo Securities opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Wells Fargo Securities in rendering its opinion, is attached as Annex C to this joint proxy statement/ prospectus. PFSweb stockholders are urged to, and should, read the Wells Fargo Securities opinion carefully and in its entirety. The Wells Fargo Securities opinion addresses only the fairness, from a financial point of view, of the exchange ratio to PFSweb as of November 23, 2005, and does not constitute a recommendation to any stockholder of PFSweb or eCOST as to how such stockholder should vote or take any other action with respect to the merger.

Opinion of Thomas Weisel Partners LLC (page 73)
      On November 29, 2005, Thomas Weisel Partners LLC delivered its written opinion to the eCOST board of directors that, as of the date of its opinion and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the exchange ratio pursuant to the merger was fair to the holders of eCOST common stock from a financial point of view.
      The full text of the Thomas Weisel Partners written opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in rendering its opinion, is attached as Annex D to this joint proxy statement/ prospectus. eCOST stockholders are urged to, and should, read the Thomas Weisel Partners opinion carefully and in its entirety. The Thomas Weisel Partners opinion addresses only the fairness to the stockholders of eCOST, from a financial point of view, of the exchange ratio, and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the merger.
Ownership of PFSweb after the Merger
      PFSweb expects to issue approximately 18,980,000 shares of PFSweb common stock to eCOST stockholders in connection with the merger. Accordingly, eCOST stockholders will, as a group, own approximately 46% of the outstanding shares of PFSweb common stock immediately after the merger.
Interests of Officers and Directors of eCOST in the Merger (page 82)
      In considering the recommendation of the eCOST board of directors regarding the merger agreement and the transactions contemplated by the merger agreement, including the merger, you should be aware that members of the eCOST board of directors and certain eCOST executive officers have interests in the transactions contemplated by the agreement that may be different than, or in addition to, the interests of eCOST stockholders, generally. These interests include:

•	the agreement of PFSweb to issue an aggregate of approximately 700,000 options to purchase PFSweb common stock to officers and key employees of eCOST, of which two executive officers will receive 550,000 options; and

•	the entitlement of eCOST officers and directors to certain indemnification rights and director and officer insurance for a period of six years following the merger.
      The eCOST board of directors was aware of these interests and considered them, among other matters, in making its recommendation with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger.
Share Ownership of Directors and Executive Officers
      As of December 21, 2005, directors and executive officers of PFSweb and their affiliates beneficially owned and were entitled to vote approximately 1,027,906 shares of PFSweb common stock, collectively representing approximately 4.6% of the shares of PFSweb common stock outstanding on that date. Approval of the proposal to issue shares of PFSweb common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the PFSweb special meeting. The authorization of the amendment to the PFSweb certificate of incorporation to increase the number of authorized shares of common stock will require the affirmative vote of the holders of a majority of the outstanding shares of PFSweb common stock entitled to vote thereon.
      As of December 21, 2005, directors and executive officers of eCOST and their affiliates beneficially owned and were entitled to vote 15,036 shares of eCOST common stock, collectively representing approximately less than 1% of the shares of eCOST common stock outstanding on that date. The affirmative vote of a majority of the outstanding shares of eCOST common stock is required to adopt the merger agreement.

Management and Operations Following the Merger (page 83)
      After the merger, all of the executive officers of PFSweb will remain with PFSweb in their current capacities, and Adam Shaffer will continue as Chief Executive Officer of eCOST, subject to the terms of his employment agreement with eCOST.
Appraisal Rights (page 83)
      Neither PFSweb stockholders nor eCOST stockholders are entitled to appraisal rights in connection with the merger.
Conditions to Completion of the Merger (page 90)
      In order to complete the merger, PFSweb and eCOST must satisfy a number of conditions, including, but not limited to, the following:

•	the registration statement covering the shares of PFSweb common stock to be issued to eCOST stockholders in the merger, of which this joint proxy statement/ prospectus forms a part, must have been declared effective by the Securities and Exchange Commission;

•	PFSweb stockholders must approve the proposal to amend the PFSweb charter to increase the number of authorized shares and issue PFSweb common stock pursuant to the merger agreement;

•	eCOST stockholders must approve the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•	no governmental agency or court shall have issued any order that prevents or prohibits the completion of the merger;

•	all material consents, approvals and authorizations of any governmental agency must have been obtained;

•	the shares of PFSweb common stock issuable to the eCOST stockholders in the merger must have been approved for listing on the Nasdaq Capital Market;

•	since the date of the merger agreement, no event shall have occurred that has a material adverse effect on eCOST or PFSweb;

•	eCOST shall not be in breach of, and no condition, event or act which with the giving of notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under, any indebtedness for borrowed money;

•	The chief executive officer and the chief financial officer of each of eCOST and PFSweb must not have failed to provide the certifications required by the Sarbanes-Oxley Act;

•	eCOST must have received a written opinion from its legal counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•	eCOST must have received a written opinion from its legal counsel to the effect that the merger should not cause Section 355(e) of the Internal Revenue Code to apply to the April 2005 spin-off distribution of shares of eCOST Common Stock by its former parent, PC Mall.
No Shop and Termination Fees (page 88 and 92)
      The merger agreement contains a “no shop” provision that, subject to limited fiduciary exceptions, restricts the ability of eCOST to initiate, solicit or knowingly encourage competing third-party proposals to acquire all or a significant part of eCOST. There are only limited exceptions to eCOST’s agreement that the eCOST board of directors will not withdraw, modify or amend in a manner adverse to PFSweb the recommendation of the eCOST board of directors to holders of eCOST common stock that they vote in favor of adopting the merger agreement. The eCOST board of directors is generally permitted to participate in discussions or negotiations with, request clarifications from, or furnish information to a third party that has made an unsolicited acquisition proposal and may withdraw, modify or amend its recommendation in a manner adverse to PFSweb if the eCOST board of directors determines in good faith that failure to take such actions would be inconsistent with its fiduciary duties. If the eCOST board of directors fails to recommend that stockholders of eCOST vote to adopt the merger agreement or withdraws or adversely modifies or changes its recommendation or approves or recommends a competing acquisition proposal or, upon PFSweb’s request, within five days of eCOST’s receipt of a competing acquisition proposal fails to affirm its recommendation to stockholders, PFSweb generally will be able to terminate the merger agreement and be entitled to reimbursement of all of its out-of-pocket costs and expenses incurred by it in connection with the merger, including the fees and expenses of its legal counsel, accountants and financial advisors, and to be paid a $1.2 million termination fee by eCOST. In addition, in some situations where a competing acquisition proposal has been made and the merger agreement is subsequently terminated, eCOST would be required to pay PFSweb the $1.2 million termination fee if eCOST completes, or enters into a binding agreement with respect to, that competing acquisition proposal during the twelve-month period following the termination.
Termination of the Merger Agreement (page 91)
      PFSweb and eCOST can jointly agree to terminate the merger agreement at any given time. Either company may also terminate the merger agreement if the merger is not completed by February 14, 2006, subject to certain limitations, and under other circumstances described in this joint proxy statement/ prospectus.
Voting Agreement (page 93)
      PFSweb and Red Dog have entered into a voting agreement with Frank F. Khulusi, Chairman, President and Chief Executive Officer of PC Mall, pursuant to which he has agreed to vote the shares beneficially owned by him in favor of the adoption of the merger agreement. As of December 21, 2005, Mr. Khulusi beneficially owned 1,988,813 shares of eCOST common stock (representing approximately 11.2% of the voting power of the eCOST common stock outstanding as of such date). This voting agreement is attached to this joint proxy statement/ prospectus as Annex B.
Regulatory Approvals (page 80)
      Since the size of the transaction does not meet the statutory minimum, no filing or waiting period is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Neither PFSweb nor eCOST is aware of any governmental or regulatory approvals required to complete the merger.
Material United States Federal Income Tax Consequences of the Merger (page 80)
      PFSweb and eCOST intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization, eCOST stockholders generally will not recognize any gain or loss upon their receipt of PFSweb common stock in the merger, except for gain or loss resulting from the receipt of cash in lieu of a fractional share of PFSweb common stock. No gain or loss will be recognized by eCOST, PFSweb or its stockholders as a result of the merger.
      The tax consequences of the merger to each eCOST stockholder will depend on each stockholder’s particular circumstances. eCOST stockholders should read the discussion in the section entitled “The Merger — Material United States Federal Income Tax Consequences” and consult their tax advisors regarding the tax consequences of their participation in the merger in light of their individual circumstances.

Accounting Treatment (page 82)
      The merger will be accounted for using the purchase method of accounting under U.S. generally accepted accounting principles.
Risks (page 28)
      In evaluating the merger, the merger agreement or the issuance of shares of PFSweb common stock in the merger, you should carefully read this joint proxy statement/ prospectus and especially consider the factors discussed in the section entitled “Risk Factors” on page 28.
Comparison of Stockholder Rights (page 162)
      The rights of eCOST stockholders will change as a result of the merger due to differences in PFSweb’s and eCOST’s governing documents. Although both PFSweb and eCOST are incorporated under the laws of the State of Delaware, the rights of eCOST stockholders currently are governed by the eCOST certificate of incorporation and the eCOST bylaws. Upon completion of the merger, eCOST stockholders will be entitled to receive shares of capital stock of PFSweb, and their rights will be governed by the Delaware General Corporation Law, the PFSweb certificate of incorporation and the PFSweb bylaws.

Summary Selected Historical Financial Data
      PFSweb and eCOST are providing the following information to aid you in your analysis of the financial aspects of the merger.
PFSweb, Inc.
      The following selected historical consolidated financial information as of December 31, 2004, 2003 and for the years ended December 31, 2004, 2003 and 2002 has been derived from PFSweb’s audited financial statements, which have been included in this proxy statement/ prospectus. The information as of September 30, 2005, and for the nine-month periods ended September 30, 2005 and 2004, has been derived from PFSweb’s unaudited financial statements, which have been included in this proxy statement/ prospectus and which have been prepared on the same basis as the audited financial statements and, in the opinion of management of PFSweb, include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.
      The selected consolidated statements of operations data for the nine months ended December 31, 2001 and the year ended March 31, 2001 and the selected consolidated balance sheet data as of December 31, 2002 and 2001 and March 31, 2001 have been derived from PFSweb’s audited consolidated financial statements, and should be read in conjunction with those statements, which are not included in this proxy statement/ prospectus. The selected consolidated statements of operations data for the twelve months ended December 31, 2001 and nine months ended December 31, 2000, and the selected consolidated balance sheet data as of December 31, 2000 have been derived from PFSweb’s unaudited condensed consolidated financial statements, and should be read in conjunction with those statements, which are not included in this proxy statement/ prospectus.
      The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risks Related to PFSweb,” and the consolidated financial statements and notes thereto that are included in this prospectus/proxy. See “Where You Can Find More Information” on page 171.

Historical Selected Condensed Consolidated Financial Data

	Nine Months Ended						Nine Months Ended
	September 30,		Year Ended December 31,				December 31,		Year Ended
									March 31,
	2005	2004	2004	2003	2002	2001	2001(a)	2000	2001

	(Unaudited)	(Unaudited)				(Unaudited)		(Unaudited)
	(In thousands, except per share data)
Condensed Consolidated Statements of Operations Data:
Revenues:
Product revenue, net	$189,352	$195,435	$267,470	$249,230	$57,492	$—	$—	$—	$—
Service fee revenue	45,274	29,764	42,076	33,771	35,825	39,194	27,953	37,017	48,258
Pass-through revenue	13,601	9,323	12,119	3,435	3,692	5,118	3,721	5,554	6,952
Other revenue	—	—	—	—	—	497	100	1,700	2,097

Total revenues	248,227	234,522	321,665	286,436	97,009	44,809	31,774	44,271	57,307

Costs of revenues:
Cost of product revenue	176,651	184,302	251,968	235,317	54,343	—	—	—	—
Cost of service fee revenue	33,860	19,614	28,067	23,159	22,660	25,840	18,209	26,790	34,421
Cost of pass-through revenue	13,601	9,323	12,119	3,435	3,692	5,118	3,721	5,554	6,952
Cost of other revenue	—	—	—	—	—	(568)	(627)	2,411	2,470

Total costs of revenues	224,112	213,239	292,154	261,911	80,695	30,390	21,303	34,755	43,843

Gross profit	24,115	21,283	29,511	24,525	16,314	14,419	10,471	9,516	13,464
Percent of revenues	9.7%	9.1%	9.2%	8.6%	16.8%	32.2%	33.0%	21.5%	23.5%
Selling, general and administrative expenses	23,359	20,493	27,091	25,442	27,012	23,254	16,892	18,924	25,286
Severance and other termination costs	—	—	—	—	1,213	—	—	—	—
Asset and lease impairments	—	—	—	257	922	—	—	—	—
Other	—	—	—	—	—	(5,141)	(5,141)	—	—

Income (loss) from operations	756	790	2,420	(1,174)	(12,833)	(3,694)	(1,280)	(9,408)	(11,822)
Percent of revenues	0.3%	0.3%	0.8%	(0.4)%	(13.2)%	(8.2)%	(4.0)%	(21.3)%	(20.6)%
Equity in earnings of affiliate	—	—	—	—	1,163	—	—	—	—
Interest expense (income), net	1,325	1,125	1,460	2,000	(161)	(707)	(496)	(880)	(1,091)

Income (loss) before income taxes and extraordinary item	(569)	(335)	960	(3,174)	(11,509)	(2,987)	(784)	(8,528)	(10,731)
Income tax expense (benefit)	644	533	734	572	94	(230)	(219)	36	25

Income (loss) before extraordinary item	(1,213)	(868)	226	(3,746)	(11,603)	(2,757)	(565)	(8,564)	(10,756)
Extraordinary item — gain on purchase of 51% share of Supplies Distributors	—	—	—	—	203	—	—	—	—

Net income (loss)	$(1,213)	$(868)	$226	$(3,746)	$(11,400)	$(2,757)	$(565)	$(8,564)	$(10,756)

Per share data:
Net income (loss) per share:
Basic	$(0.05)	$(0.04)	$0.01	$(0.20)	$(0.63)	$(0.15)	$(0.03)	$(0.48)	$(0.60)

Diluted	$(0.05)	$(0.04)	$0.01	$(0.20)	$(0.63)	$(0.15)	$(0.03)	$(0.48)	$(0.60)

Weighted average number of shares outstanding:
Basic	22,349	21,270	21,332	19,011	18,229	18,004	18,036	17,870	17,879
Diluted	22,349	21,270	23,468	19,011	18,229	18,004	18,036	17,870	17,879

	As of	As of December 31,					As of
	September 30,						March 31,
	2005	2004	2003	2002	2001(a)	2000	2001

	(Unaudited)					(Unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,681	$13,592	$14,743	$8,595	$10,669	$18,143	$22,266
Working capital	23,780	22,608	21,407	16,045	11,189	21,055	19,941
Total assets	127,502	130,327	108,359	107,222	51,611	58,789	59,089
Long-term obligations	8,527	8,749	3,760	4,514	5,873	4,100	4,353
Shareholders’ equity	29,596	29,926	28,417	26,470	36,605	39,010	37,001

(a)	In June 2001, PFSweb changed its fiscal year end from March 31 to December 31.
eCOST
      The following selected historical financial information as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 has been derived from eCOST’s audited financial statements, which have been included in this proxy statement/ prospectus. The selected balance sheet data as of December 31, 2002 has been derived from eCOST’s audited financial statements, and should be read in conjunction with those statements, which are not included in this proxy statement/ prospectus. The historical financial information for the years ended December 31, 2001 and 2000 has been derived from financial statements contained in eCOST’s Registration Statement on Form S-1 filed with the SEC on August 27, 2004, in which the financial information with respect to the year ended December 31, 2000 was unaudited. The information as of September 30, 2005, and for the nine-month periods ended September 30, 2005 and 2004, has been derived from eCOST’s unaudited financial statements, which have been included in this proxy statement/ prospectus and which have been prepared on the same basis as the audited financial statements and, in the opinion of management of eCOST, include all adjustments, consisting only of normal recurring adjustments and accruals, necessary for a fair presentation of the financial condition at such date and the results of operations for such periods. Historical results are not necessarily indicative of the results to be obtained in the future.
      eCOST had been historically consolidated as a wholly-owned subsidiary of PC Mall and consequently, the financial information through April 11, 2005 (the date of the spin-off of eCOST from PC Mall) has been derived from the consolidated financial statements and accounting records of PC Mall and reflect significant assumptions and allocations. Accordingly, the financial statements through the year ended December 31, 2004 do not necessarily reflect the financial position and results of operations of eCOST had it been a stand-alone company. Additionally, the results of operations for the period from January 1, 2005 to April 11, 2005, included in the results for the nine months ended September 30, 2005, do not necessarily reflect the results of operation of eCOST had it been a stand-alone company.

      The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risks Related to Our Business,” and the financial statements and notes thereto that are included in this prospectus/proxy. See “Where You Can Find More Information” on page 171.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2005	2004	2004	2003		2002	2001	2000

	(Unaudited)	(Unaudited)						(Unaudited)
Statements of Operations Data:
Net sales	$134,290	$120,389	$178,464	$109,709		$89,009	$83,996	$109,513
Cost of goods sold	125,084	109,055	162,139	99,409		79,429	75,057	104,170

Gross profit	9,206	11,334	16,325	10,300		9,580	8,939	5,343
Percent of net sales	6.9%	9.4%	9.1%	9.4%		10.8%	10.6%	4.9%
Selling, general and administrative expenses	17,393	12,783	18,384	9,885		8,945	8,578	14,956

Income (loss) from operations	(8,187)	(1,449)	(2,059)	415		635	361	(9,613)
Percent of net sales	(6.1)%	(1.2)%	(1.2)%	0.4%		0.7%	0.4%	(8.8)%
Interest (income) expense(1)	(139)	(7)	(67)	76		461	675	430
Interest expense PC Mall commercial line of credit(2)	—	1,329	1,329	1,476		1,097	709	1,070
Interest income PCMall commercial line of credit(2)	—	(1,329)	(1,329)	(1,476)		(1,097)	(709)	(1,070)

Income (loss) before income taxes	(8,048)	(1,442)	(1,992)	339		174	(314)	(10,043)
Income tax provision (benefit)	5,350(3)	(535)	(784)	(5,872	)(3)	27	—	—

Income (loss) before cumulative effect of change in accounting principle	$(13,398)	$(907)	$(1,208)	$6,211		$147	$(314)	$(10,043)
Cumulative effect of change in accounting principle(4)	—	—	—	—		—	—	(10)

Net income (loss)	$(13,398)	$(907)	$(1,208)	$6,211		$147	$(314)	$(10,053)

Per Share Data:
Earnings (loss) per share before cumulative effect of change in accounting principle and net income (loss) per share:
Basic	$(0.76)	$(0.06)	$(0.08)	$0.44		$0.01	$(0.02)	$(0.72)

Diluted	$(0.76)	$(0.06)	$(0.08)	$0.43		$0.01	$(0.02)	$(0.72)

Weighted Average Number of Shares Outstanding(5):
Basic	17,576	14,385	15,155	14,000		14,000	14,000	14,000
Diluted	17,576	14,385	15,155	14,279		14,422	14,000	14,000

(1)	Interest expense related to net advances from PC Mall. See note 7 of the notes to financial statements in eCOST’s annual report on Form 10-K/ A for the year ended December 31, 2004 included in this proxy statement/ prospectus.

(2)	Interest expense and interest income related to borrowings by PC Mall under its commercial line of credit and the related receivable from PC Mall. See note 3 of the notes to financial statements in eCOST’s annual report on Form 10-K/ A for the year ended December 31, 2004 included in this proxy statement/ prospectus.

(3)	Results primarily from the reversal and subsequent reestablishment of a valuation allowance for the net deferred tax asset in 2003 and the nine months ended September 30, 2005, respectively. See note 4 of the notes to financial statements in eCOST’s annual report on Form 10-K/ A for the year ended December 31, 2004 included in this proxy statement/ prospectus and note 4 to financial statements in eCOST’s Form 10-Q for the period ended September 30, 2005 included in this proxy statement/ prospectus for an explanation of the deferred tax asset and related reserve.

(4)	Represents the cumulative effect of the adoption of Staff Accounting Bulletin No. 101 resulting from the change in timing of revenue recognition for goods delivered. The change in accounting did not have a material effect on basic or diluted net loss per share.

(5)	See note 1 of the notes to financial statements in eCOST’s annual report on Form 10-K/ A for the year ended December 31, 2004 included in this proxy statement/ prospectus for an explanation of the determination of the number of shares used to compute the basic and diluted per share amounts.

	As of	As of December 31,
	September 30,
	2005	2004	2003	2002	2001	2000

	(Unaudited)				(Unaudited)	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	6,290	8,790	—	—	—	—
Working capital (deficiency)	6,529	16,348	(1,312)	(16,276)	(16,649)	(16,622)
Total assets	21,048	26,514	39,476	24,765	13,589	26,827
Long-term obligations	—	—	—	—	—	—
Shareholders’ equity (deficit)	8,576	21,280	4,039	(16,101)	(16,263)	(15,949)

Selected Unaudited Pro Forma Condensed Combined Financial Data
      The merger transaction will be accounted for using the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. The tangible and intangible assets and liabilities assumed of eCOST will be recorded as of the merger transaction date, at their respective fair values, and added to those of PFSweb. For a more detailed description of purchase accounting, see “The Merger — Accounting Treatment” on page 82.
      PFSweb has presented below summary unaudited pro forma combined financial information that reflects the purchase method of accounting and is intended to provide you with a better picture of what the businesses might have looked like had they actually been combined. The combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of asset dispositions, if any, or cost savings that may result from the merger. You should not rely on the summary unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved after the merger.
      The following summary unaudited pro forma combined financial information (i) has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/ prospectus beginning on page 17 and (ii) should be read in conjunction with the consolidated financial statements of PFSweb and eCOST and other information included in this joint proxy statement/prospectus or previously filed by PFSweb and eCOST with the SEC. See “Where You Can Find More Information” on page 171.

	Nine Months Ended	Fiscal Year
	September 30,	December 31,
	2005	2004

	(In millions	(In millions
	except per	except per
	share data)	share data)
Statements of Operations Data:
Net revenues	$382.5	$500.1
Loss from operations	(8.1)	(0.6)
Net loss	(9.9)	(2.7)
Net loss per share of common stock
Basic	(0.24)	(0.07)
Diluted	(0.24)	(0.07)

At September 30,
2005

(In millions)
Balance Sheet Data:
Cash and cash equivalents	$21.9
Working capital	29.6
Total assets	167.0
Long-term obligations	27.4
Shareholders’ equity	56.2

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS OF PFSWEB AND eCOST
      The following selected unaudited pro forma condensed combined financial statements give effect to the merger of PFSweb and eCOST under the purchase method of accounting. The pro forma adjustments are made as if the merger had been completed on January 1, 2004 for the results of operations data for the year ended December 31, 2004 and for the nine months ended September 30, 2005, and as of September 30, 2005 for balance sheet purposes.
      Under the purchase method of accounting, the aggregate consideration paid is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values on the transaction date. Any excess purchase price is recorded as goodwill. A preliminary valuation was conducted to assist the management of PFSweb in determining the fair values of a significant portion of these assets and liabilities. This preliminary valuation has been considered in management’s estimates of the fair values reflected in these unaudited pro forma condensed combined financial statements. A final determination of these fair values cannot be made prior to the completion of the merger. The final valuation will be based on the actual net tangible and intangible assets and liabilities assumed of eCOST that exist as of the date of the completion of the merger.
      The unaudited pro forma condensed combined financial statements do not include any adjustments for liabilities resulting from integration planning, as management of PFSweb and eCOST are in the process of making these assessments and estimates of these costs are not currently known. However, costs will ultimately be recorded for costs associated with integration activities that would affect amounts in the pro forma financial statements.
      These unaudited pro forma condensed combined financial statements have been prepared based on preliminary estimates of fair values. The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements. In addition, the impact of ongoing integration activities, the timing of completion of the merger and other changes in eCOST’s net tangible and intangible assets that occur prior to completion of the merger could cause material differences in the information presented.
      These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of PFSweb and the historical financial statements and accompanying notes of eCOST included in this joint proxy statement/ prospectus. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the merger been completed as of the dates presented, and are not necessarily representative of future consolidated results of operations or financial condition of the combined company.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of September 30, 2005

			Pro Forma		Pro Forma
	PFSweb	eCOST	Adjustments	Notes	Combined

	(In thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,681	$6,290	$965	(a)	$21,936
Restricted cash	1,409	—	—		1,409
Accounts receivable, net	45,059	5,080	—		50,139
Inventories, net	38,583	6,737	(952)	(b)	44,368
Other receivables	9,745	—	—		9,745
Prepaid expenses and other current assets	3,682	894	(228)	(c)	4,348

Total current assets	113,159	19,001	(215)		131,945

PROPERTY AND EQUIPMENT, net	12,995	1,868	—		14,863
RESTRICTED CASH	150	—	—		150
NET INTANGIBLE ASSETS	—	—	7,500	(d)	7,500
GOODWILL	—	—	11,176	(e)	11,176
OTHER ASSETS	1,198	179	—		1,377

Total assets	$127,502	$21,048	$18,461		$167,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$20,849	$—	$—		$20,849
Trade accounts payable	58,306	7,015	—		65,321
Accrued expenses	10,224	3,208	1,500	(f)	14,932
Due to Affiliate, net	—	1,082	—		1,082
Deferred revenue	—	1,167	(1,035)	(b)(g)	132

Total current liabilities	89,379	12,472	465		102,316

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	6,551	—	—		6,551
DEFERRED TAXES	1,976	—	—		1,976
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Preferred stock	—	—	—		—
Common stock of PFSweb	23	—	19	(h)	42
APIC — PFSweb	58,697	—	26,553	(h)	85,250
Common stock of eCOST.com	—	18	(18)	(i)	—
APIC — eCOST.com	—	34,152	(34,152)	(i)	—
Deferred stock-based compensation	—	(958)	958	(i)	—
Accumulated deficit	(30,290)	(24,636)	24,636	(i)	(30,290)
Accumulated other comprehensive income	1,251	—	—		1,251
Treasury stock at cost	(85)	—	—		(85)

Total shareholders’ equity	29,596	8,576	17,996		56,168

Total liabilities and shareholders’ equity	$127,502	$21,048	$18,461		$167,011

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the fiscal year ended December 31, 2004

			Pro Forma		Pro Forma
	PFSweb	eCOST	Adjustments	Notes	Combined

		(In thousands, except per share
		data)
Condensed Combined Statements of Operations Data:
Revenues:
Product revenue, net	$267,470	$178,464	$—		$445,934
Service fee revenue	42,076	—	—		42,076
Pass-through revenue	12,119	—	—		12,119

Total revenues	321,665	178,464	—		500,129

Costs of revenues:
Cost of product revenue	251,968	162,139	—		414,107
Cost of service fee revenue	28,067	—	—		28,067
Cost of pass-through revenue	12,119	—	—		12,119

Total costs of revenues	292,154	162,139	—		454,293

Gross profit	29,511	16,325	—		45,836
Percent of revenues	9.2%	9.1%			9.2%
Selling, general and administrative expenses	27,091	18,384	917	(j)	46,392

Income (loss) from operations	2,420	(2,059)	(917)		(556)
Percent of revenues	0.8%	(1.2)%			(0.1)%
Interest expense (income), net	1,460	(67)	—		1,393

Income (loss) before income taxes	960	(1,992)	(917)		(1,949)
Income tax expense (benefit)	734	(784)	784	(k)	734

Net income (loss)	$226	$(1,208)	$(1,701)		$(2,683)

Per share data:
Net income (loss) per share:
Basic	$0.01				$(0.07)

Diluted	$0.01				$(0.07)

Weighted average number of shares outstanding:
Basic	21,332		18,980		40,312
Diluted	23,468		18,980		40,312
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statements of Operations
For the nine months ended September 30, 2005

			Pro Forma		Pro Forma
	PFSweb	eCOST	Adjustments	Notes	Combined

	(In thousands, except per share data)
Condensed Combined Statements of Operations Data:
Revenues:
Product revenue, net	$189,352	$134,290	$—		$323,642
Service fee revenue	45,274	—	—		45,274
Pass-through revenue	13,601	—	—		13,601

Total revenues	248,227	134,290	—		382,517

Costs of revenues:
Cost of product revenue	176,651	125,084	(1,339)	(l)	300,396
Cost of service fee revenue	33,860	—	—		33,860
Cost of pass-through revenue	13,601	—	—		13,601

Total costs of revenues	224,112	125,084	(1,339)		347,857

Gross profit	24,115	9,206	1,339		34,660
Percent of revenues	9.7%	6.9%			9.1%
Selling, general and administrative expenses	23,359	17,393	2,027	(j)(l)	42,779

Income (loss) from operations	756	(8,187)	(688)		(8,119)
Percent of revenues	0.3%	(6.1)%			(2.1)%
Interest expense (income), net	1,325	(139)	—		1,186

Loss before income taxes	(569)	(8,048)	(688)		(9,305)
Income tax expense (benefit)	644	5,350	(5,350)	(k)	644

Net income (loss)	$(1,213)	$(13,398)	$4,662		$(9,949)

Per share data:
Net loss per share:
Basic	$(0.05)				$(0.24)

Diluted	$(0.05)				$(0.24)

Weighted average number of shares outstanding:
Basic	22,488		18,980		41,468
Diluted	22,488		18,980		41,468
The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

1.	Basis of Presentation and New Accounting Pronouncements
      These unaudited pro forma condensed combined financial statements have been prepared based upon historical financial information of PFSweb and eCOST giving effect to the merger transaction and other related adjustments described in these footnotes. Certain footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted as permitted by SEC rules and regulations. These unaudited pro forma condensed combined financial statements are not necessarily indicative of the results of operations that would have been achieved had the merger transaction actually taken place at the dates indicated and do not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements.
      The merger transaction will be accounted for using the purchase method of accounting, in accordance with accounting principles generally accepted in the United States, with PFSweb treated as the “acquiror” and eCOST as the acquired company.
      The unaudited pro forma condensed combined statements of operations combine the historical consolidated statements of operations of PFSweb and eCOST, for the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004, giving effect to the merger and related events as if they had been consummated on January 1, 2004. The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheet of PFSweb and the historical consolidated balance sheet of eCOST, giving effect to the merger and related events as if they had been consummated on September 30, 2005.
      The unaudited pro forma condensed combined income statements do not reflect significant operational and administrative cost savings, which are referred to as synergies, that management of the combined company estimates may be achieved as a result of the merger transaction, or other incremental costs that may be incurred as a direct result of the merger transaction.

2.	Purchase Price and Financing Considerations

Purchase Price
      The merger agreement provides that each outstanding share of eCOST common stock will be converted into the right to receive one share of PFSweb common stock. The merger agreement also provides that upon completion of the merger, all options outstanding under various eCOST’s option plans will be canceled.
      For purposes of presentation in the unaudited pro forma condensed combined financial information, the preliminary estimate of the purchase price for eCOST is assumed to be as follows:

Number of shares of eCOST common stock outstanding (see Financing Considerations below) (in thousands)	18,980
Exchange ratio	1.00

18,980
Multiplied by PFSweb’s stock price (see Financing Considerations below)	$1.40

Share consideration (in thousands)	$26,572
Estimated transaction costs (in thousands)	1,500

Estimated purchase price (in thousands)	$28,072

      The tangible and intangible assets and liabilities assumed of eCOST will be recorded as of the merger transaction date, at their respective fair values, and added to those of PFSweb. The reported financial

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)
position and results of operations of PFSweb after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of eCOST. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. The final purchase price allocation, which will be determined subsequent to the closing of the merger, and its effect on results of operations, may differ significantly from the pro forma amounts included in this section, although these amounts represent management’s best estimate.
      For the purpose of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of tangible and intangible assets and liabilities assumed as follow:

(In thousands)
Book value of net assets acquired at September 30, 2005	$8,576
Remaining allocation:
Deferred revenue adjustment, net	83
Write-off of prepaid insurance policy	(228)
Proceeds from assumed exercise of stock options	965
Identifiable intangible assets at fair value(1)	7,500
Goodwill	11,176

Estimated purchase price	$28,072

(1)	PFSweb estimates that substantially all of the acquired identifiable intangible assets will be attributable to the following categories:

			Estimated
	Estimated	Estimated	Annual
	Fair Value	Useful Lives	Amortization

	(In thousands)		(In thousands)
Trademark name	$5,000	10 years	$500
Customer relationships	2,500	6 years	417
      PFSweb recognizes that if the final valuation, which is expected to be completed within three to six months from the completion of the merger, derives different amounts from their estimate, PFSweb will adjust these expected identifiable intangible amounts to those amounts.
      In accordance with the requirements of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), the goodwill associated with the merger will not be amortized.

Financing Considerations
      The unaudited pro forma condensed combined financial information included herein reflects management’s best estimate of the amounts of financing at the time this unaudited pro forma condensed combined financial information was prepared. The actual amounts of financing will not be determined until shortly before the closing date of the merger. The unaudited pro forma condensed combined financial information presented herein assumes the following:

PFSweb will issue approximately 19.0 million shares of PFSweb common stock to eCOST in the transaction. The number of shares to be issued was computed based on the number of shares of

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)

eCOST common stock outstanding on November 29, 2005 of approximately 17.8 million plus approximately 1.2 million in-the-money stock options outstanding as of November 29, 2005 which will be fully vested prior to the transaction. The number of shares estimated to be issued does not include approximately 3.1 million out-of-the-money stock options with exercise prices ranging from $1.43 to $17.36, a portion of which could be exercised prior to the transaction resulting in the issuance of additional shares of PFSweb common stock. For purposes of computing the purchase price, the price of the PFSweb common stock to be issued is assumed to be $1.40 per common share, based on the recent price range of PFSweb’s common stock. The actual purchase price will be determined based on the average closing price of PFSweb’s common stock on NASDAQ for the period beginning two days prior to the consummation of the merger and ending on the consummation of the merger.

3.	Pro Forma Adjustments
      Adjustments included in the column under the heading “Pro Forma Adjustments” in both the unaudited pro forma combined balance sheet and statements of operations correspond with the following:

Pro Forma Balance Sheet Adjustments
      (a) The adjustment represents cash received for approximately 1.2 million in-the-money stock options assumed to be exercised by eCOST option holders prior to the merger.
      (b) The adjustment represents the cost of product related to inventory in transit to customers and not legally owned by eCOST as of September 30, 2005.
      (c) The adjustment represents a write-off of a prepaid insurance policy that will no longer have value as a result of the merger.
      (d) The adjustment represents the estimated value of identifiable intangible assets consisting of $5.0 million for trademark name and $2.5 million for customer relationships.
      (e) The adjustment records goodwill from the purchase price allocation of $11.2 million.
      (f) The adjustment to accrued expenses represents the accrual of PFSweb’s direct merger transaction costs of approximately $1.5 million, which consists primarily of legal and professional fees and have been included in the purchase price. Actual costs may vary from such estimates.
      (g) The adjustment represents the elimination of deferred revenue related to inventory in transit to customers as of September 30, 2005.
      (h) The adjustments to common stock and additional paid in capital of approximately $19,000 and $26.6 million, respectively, represent the estimated par value and additional paid in capital of the shares to be issued by PFSweb to effect the combination.
      (i) The adjustments represent the elimination of acquired historical eCOST shareholders’ equity.

Pro Forma Statements of Operations Adjustments
      (j) The adjustment to depreciation and amortization represents amortization of certain acquired intangibles, such as trademark name and customer relationships. The combined company expects to amortize the estimated fair value of the identifiable intangible assets of approximately $7.5 million with finite lives on a straight-line basis over an estimated average useful life of 6-10 years. Upon finalization of the asset valuations, specific useful lives will be assigned to the acquired assets, and depreciation and amortization will be adjusted accordingly.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS — (Continued)
      (k) The adjustment represents the reversal of eCOST’s income taxes as no income tax expense or benefit would have been recorded for the operations of eCOST had such operations been combined with PFSweb for the periods presented.
      (l) Certain of eCOST’s fulfillment expenses, totaling approximately $1.3 million for the period from April 2005 to September, 2005 have been reclassified to selling, general and administrative expense from cost of product revenue to be consistent with PFSweb’s financial statement presentation. Prior to April 2005, fulfillment services were provided by PC Mall and were included in the cost of product purchased from PC Mall.
      The unaudited pro forma condensed combined statements of operations do not reflect compensation expense of approximately $0.3 million, which under SFAS 123R, Share-Based Payment, which will be adopted by PFSweb in the first quarter of 2006, is the expected annual impact of granting approximately 700,000 options to purchase PFSweb common stock to officers and key employees of eCOST in 2006 on the effective date of the merger at an estimated fair value of $1.13 per option, which will vest over 3 years.

4.	Cost Savings
      The unaudited pro forma condensed combined financial statements do not reflect the expected realization of annual recurring cost savings of approximately $4 million to $5 million in the first full year of operations. These savings are expected to result from, among other things, the reduction of overhead expenses, changes in corporate infrastructure and reduced freight costs. Although management expects that cost savings will result from the merger, there can be no assurance these cost savings will be achieved.

5.	Pro Forma Net Loss Per Share
      Pro forma net loss per common share for the nine months ended September 30, 2005 and the fiscal year ended December 31, 2004 have been calculated based on a pro forma basis which reflects the issuance of 19.0 million PFSweb common shares to eCOST in the merger as described below. (In millions, except per share data)

September 30,
2005

Pro forma net loss	$(9.9)
Historical PFSweb basic and diluted weighted average shares	22.5
Incremental shares issued in the merger	19.0
Pro forma combined basic and diluted weighted average shares	41.5
Pro forma basic and diluted net loss per common share	$(0.24)

December 31,
2004

Pro forma net loss	$(2.7)
Historical PFSweb basic weighted average shares	21.3
Incremental shares issued in the merger	19.0
Pro forma combined basic and diluted weighted average shares	40.3
Pro forma basic and diluted net loss per common share	$(0.07)

Comparative Per Share Information
      The following table sets forth selected historical per share information of PFSweb and eCOST and unaudited pro forma combined per share information after giving effect to the merger between PFSweb and eCOST, under the purchase method of accounting, assuming that one share of PFSweb common stock had been issued in exchange for each outstanding share of eCOST common stock. You should read this information in conjunction with the selected historical financial information, included elsewhere in this document, and the historical financial statements of PFSweb and eCOST and related notes that are included in this joint prospectus/proxy statement. The unaudited PFSweb pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes beginning on page 17 of this joint proxy statement/ prospectus. The historical per share information is derived from audited financial statements of PFSweb and eCOST as of and for the year ended December 31, 2004 and unaudited financial statements of PFSweb and eCOST as of and for the nine months ended September 30, 2005.
      PFSweb presents the unaudited pro forma combined per share information for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had PFSweb completed the merger at the dates indicated. In addition, the unaudited pro forma combined per share information does not purport to project the future financial position or operating results of the combined company.

	For the Year Ended
	December 31, 2004

	Historical
			Pro Forma
	PFSweb	eCOST	Combined

Net income (loss) per share:
Basic	$0.01	$(0.08)	$(0.07)
Diluted	$0.01	$(0.08)	$(0.07)

	For the Nine Months Ended
	September 30, 2005

	Historical
			Pro Forma
	PFSweb	eCOST	Combined

Net loss per share:
Basic and Diluted	$(0.05)	$(0.76)	$(0.24)
      Neither PFSweb nor eCOST has ever paid any cash dividends on their shares of capital stock.

Comparative Market Price
      PFSweb common stock trades on the Nasdaq Capital Market under the symbol “PFSW.” eCOST common stock trades on the Nasdaq National Market under the symbol “ECST.” The table below sets forth the high and low sale prices of PFSweb common stock and eCOST common stock for the periods indicated.

	PFSweb		eCOST
	Common Stock		Common Stock

	High	Low	High	Low

2003
First Quarter ended March 31, 2003	$0.50	$0.35
Second Quarter ended June 30, 2003	0.79	0.34
Third Quarter ended September 30, 2003	2.86	0.59
Fourth Quarter ended December 31, 2003	3.25	1.37
2004
First Quarter ended March 31, 2004	2.15	1.59
Second Quarter ended June 30, 2004	1.85	1.30
Third Quarter ended September 30, 2004*	1.69	1.20	8.19	5.71
Fourth Quarter ended December 31, 2004	3.60	1.45	22.25	6.58
2005
First Quarter ended March 31, 2005	3.75	2.19	16.69	6.30
Second Quarter ended June 30, 2005	2.67	1.66	6.96	2.62
Third Quarter ended September 30, 2005	2.85	1.53	4.38	1.75
Fourth Quarter (through December 19, 2005)	1.77	1.08	2.05	1.04

*	eCOST common stock has been traded on the Nasdaq National Market under the symbol ‘ECST’ since August 27, 2004.
      The above table shows only historical comparisons and may not provide meaningful information to eCOST stockholders in determining whether to adopt the merger agreement or PFSweb stockholders in determining whether to approve the issuance of shares of PFSweb common stock in connection with the merger. PFSweb and eCOST stockholders are urged to obtain current market quotations for PFSweb and eCOST common stock and to carefully review the other information contained in this joint proxy statement/ prospectus and incorporated by reference into this joint proxy statement/ prospectus.

      The following table provides the high and low closing prices per share of PFSweb common stock and eCOST common stock, each as reported on the Nasdaq Capital Market and the Nasdaq National Market, respectively, on November 9, 2005, the last full trading day preceding the public announcement that PFSweb and eCOST were considering entering into a merger agreement, and December 19, 2005.

					eCOST Common
	PFSweb Common		eCOST		Stock
	Stock		Common Stock		Equivalent(1)

	High	Low	High	Low	High	Low

November 9, 2005	$1.72	$1.62	$1.80	$1.69	$1.72	$1.62
December 19, 2005	$1.34	$1.29	$1.25	$1.18	$1.34	$1.29

(1)	Pro forma equivalent per share values that eCOST stockholders would receive in exchange for each share of eCOST common stock if the merger were completed on these two dates, applying the one for one exchange ratio offered in the merger.
      Neither PFSweb nor eCOST has ever paid any cash dividends on their shares of capital stock. Under the merger agreement, eCOST has agreed not to pay dividends pending the completion of the merger without the written consent of PFSweb. If the merger is not consummated, the eCOST board of directors presently intends that it would continue its policy of retaining earnings, if any, to finance the expansion of its business. The PFSweb board of directors presently intends to retain earnings, if any, for use in its business and has no present intention to pay cash dividends before or after the merger.
      As of December 21, 2005, there were approximately 6,100 PFSweb shareholders of which approximately 200 were record holders of PFSweb common stock.
      As of December 21, 2005, there were approximately 5,000 eCOST shareholders of which approximately 40 were record holders of eCOST common stock.

RISK FACTORS
      The merger involves a high degree of risk for PFSweb and eCOST stockholders. eCOST stockholders will be choosing to invest in PFSweb common stock by voting in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger. An investment in shares of PFSweb common stock involves a high degree of risk. In addition to the other information contained in this joint proxy statement/ prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements” on page 48, you should carefully consider the risks described below before deciding whether to vote for the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, in the case of eCOST stockholders, or for the issuance of shares of PFSweb common stock pursuant to the merger agreement and the charter amendment to increase the number of authorized shares of common stock, in the case of PFSweb stockholders. You should also read and consider the other information in this joint proxy statement/ prospectus. See “Where You Can Find More Information” on page 171. Additional risks and uncertainties not presently known to PFSweb and eCOST or that are not currently believed to be important to you, if they materialize, also may adversely affect the merger and PFSweb and eCOST as a combined company.
      In addition, PFSweb’s and eCOST’s respective businesses are subject to numerous risks and uncertainties, including the risks and uncertainties described in each company’s annual report on Form 10-K for the fiscal year ended December 31, 2004, each company’s quarterly report on Form 10-Q for the quarter ended September 30, 2005, and each company’s current reports filed on Form 8-K. These risks and uncertainties will continue to apply to PFSweb and eCOST as independent companies if the merger is not consummated.
Risks Related to the Merger

The exchange ratio, which determines the number of shares of PFSweb common stock that eCOST stockholders will receive for each share of eCOST common stock in the merger, is fixed at one for one, and such shares of PFSweb common stock may not maintain their current value or the value they had when the merger agreement was signed.
      The value of PFSweb common stock issued in the merger will depend on its market price at the time the merger closes and afterwards. When the merger closes, each share of eCOST common stock will be exchanged for one share of PFSweb common stock. This exchange ratio will not be adjusted for changes in the market price of PFSweb common stock or changes in the value of eCOST common stock, and the merger agreement does not provide for any price-based termination right. Accordingly, the then current dollar value of PFSweb common stock that eCOST stockholders will receive upon the merger’s completion will depend entirely upon the market value of PFSweb common stock at the time the merger is completed. The share prices of PFSweb common stock and eCOST common stock are subject to the general price fluctuations in the market for publicly-traded equity securities, and the prices of both companies’ common stock have experienced volatility in the past. Any reduction in the price of PFSweb common stock will result in eCOST stockholders receiving less value in the merger at the closing. Any increase in PFSweb’s stock price will result in eCOST stockholders receiving more value in the merger at the closing. PFSweb and eCOST stockholders will not know the exact value of PFSweb common stock to be issued to eCOST stockholders in the merger at the time of the special meetings of stockholders. PFSweb and eCOST urge you to obtain recent market quotations for PFSweb common stock and eCOST common stock. Neither PFSweb nor eCOST can predict or give any assurances as to the respective market prices of its common stock at any time before or after the completion of the merger.

PFSweb may fail to realize the anticipated synergies, cost savings, growth opportunities and other benefits expected from the merger, which could adversely affect the value of PFSweb common stock after the merger.
      PFSweb and eCOST entered into the merger agreement with the expectation that the merger will result in synergies, cost savings, growth opportunities and other benefits to the combined company. However, the ability to realize these anticipated benefits of the merger will depend, in part, on the ability of PFSweb to integrate the business of eCOST with the businesses of PFSweb. The integration of two independent companies is a complex, costly and time-consuming process. It is possible that these integration efforts will not be completed as smoothly as planned or that these efforts will divert management attention for an extended period of time. Delays encountered in the integration process could have a material adverse effect on the revenues, expenses, operating results and financial condition of PFSweb following the merger. Although PFSweb and eCOST expect significant benefits, such as increased cost savings, to result from the merger, there can be no assurance that PFSweb will realize any of these anticipated benefits.

The market price of the shares of PFSweb common stock may be affected by factors different from those affecting the shares of eCOST common stock.
      If the merger is completed, holders of eCOST common stock will become holders of PFSweb common stock. Former holders of eCOST common stock will be subject to additional risks upon exchange of their shares of eCOST common stock for PFSweb common stock in the merger, some of which are described below in the section entitled “— Risks Related to PFSweb.” For a discussion of the business of PFSweb see page 94.

eCOST and PFSweb stockholders may receive a lower return on their investment after the merger.
      Although PFSweb and eCOST believe that the merger will create financial, operational and strategic benefits for the combined company and its stockholders, these benefits may not be achieved. The combination of PFSweb’s and eCOST’s businesses, even if conducted in an efficient, effective and timely manner, may not result in combined financial performance that is better than what each company would have achieved independently if the merger had not occurred.

Uncertainty regarding the merger may cause clients, customers, suppliers and others to delay or defer decisions concerning PFSweb and eCOST, which may harm the results of operations of either or both companies.
      In response to the announcement or completion of the merger, PFSweb and eCOST clients, customers and suppliers may delay or defer outsourcing, purchasing or supply decisions or otherwise alter existing relationships with PFSweb and eCOST. Prospective clients and customers could be reluctant to contract for the combined company’s services or purchase the combined company’s products due to uncertainty about the combined company’s ability to efficiently provide products and services. In addition, clients, customers, suppliers and others may also seek to terminate or change existing agreements with PFSweb or eCOST as a result of the merger. These and other actions by clients, customers, suppliers and others could negatively affect the business of the combined company.

The merger agreement restricts eCOST’s abilities to pursue alternatives to the merger and may discourage alternative transaction proposals.
      The merger agreement contains a “no shop” provision that, subject to limited fiduciary exceptions, restricts the ability of eCOST to initiate, solicit or knowingly encourage competing third-party proposals to acquire all or a significant part of eCOST. There are only limited exceptions to eCOST’s agreement that the eCOST board of directors will not withdraw, modify or amend in a manner adverse to PFSweb the recommendation of the eCOST board of directors to holders of eCOST common stock that they vote in favor of adopting the merger agreement. The eCOST board of directors is generally permitted to participate in discussions or negotiations with, request clarifications from, or furnish information to a third party that has made an unsolicited acquisition proposal and may withdraw, modify or amend its recommendation in a manner adverse to PFSweb if the eCOST board of directors determines in good faith that failure to take such actions would be inconsistent with its fiduciary duties. If the eCOST board of directors fails to recommend that stockholders of eCOST vote to adopt the merger agreement or withdraws or adversely modifies or changes its recommendation or approves or recommends a competing acquisition proposal or, upon PFSweb’s request, within five days of eCOST’s receipt of a competing acquisition proposal fails to affirm its recommendation to stockholders, PFSweb generally will be able to terminate the merger agreement and be entitled to reimbursement of all of its out-of-pocket costs and expenses incurred by it in connection with the merger, including the fees and expenses of its legal counsel, accountants and financial advisors, and to be paid a $1.2 million termination fee by eCOST. In addition, in some situations where a competing acquisition proposal has been made and the merger agreement is subsequently terminated, eCOST would be required to pay PFSweb the $1.2 million termination fee if eCOST completes, or enters into a binding agreement with respect to, that competing acquisition proposal during the twelve-month period following the termination. PFSweb required that eCOST agree to these provisions as a condition to PFSweb’s willingness to enter into the merger agreement. Such restrictions and termination fees could discourage a third party with an interest in acquiring all or a significant part of eCOST from considering or proposing an alternative or competing transaction. See “The Merger Agreement — No Solicitation of Other Transactions.”

If the merger is not completed, the stock prices and businesses of PFSweb and eCOST may be adversely affected.
      If the merger is not completed, PFSweb and eCOST could each suffer a number of consequences that would adversely affect its business, including:

•	eCOST may be obligated to pay PFSweb all of its out-of-pocket costs and expenses incurred by it in connection with the merger, including the fees and expenses of its legal counsel, accountants and financial advisors, and a $1.2 million termination fee if the merger agreement is terminated in certain circumstances;

•	the price of PFSweb and eCOST common stock may decline if and to the extent that the current market price of PFSweb and eCOST common stock, as applicable, reflects a market assumption that the merger will be completed;

•	either company’s operations may be harmed to the extent that clients, customers, suppliers and others believe that such company cannot effectively compete in the marketplace without the merger, or there is uncertainty surrounding the future direction of the product and service offerings and strategy of PFSweb or eCOST on a stand-alone basis;

•	PFSweb and eCOST would not derive the strategic benefits expected to result from the merger, which could adversely affect their respective businesses; and

•	many costs related to the merger, such as legal, accounting and financial advisory fees, must be paid by each company regardless of whether the merger occurs.

Uncertainties associated with the merger may cause PFSweb and eCOST to lose key personnel.
      Current and prospective PFSweb employees and eCOST employees may experience uncertainty about their future roles with the combined company until or after strategies with regard to the combined company are announced or executed. In addition, eCOST does not have employment agreements with any of its key employees other than with its Chief Executive Officer, Adam Shaffer. These uncertainties may adversely affect PFSweb’s and eCOST’s ability to attract and retain key management, sales, marketing and technical personnel. If a substantial number of key employees leave as a result of the announcement of the merger or after completion of the merger, or the combined company fails to attract key personnel, the combined company’s business could be adversely affected.

eCOST may be required to indemnify PC Mall for taxes arising as a result of the merger.
      It is a condition to the consummation of the merger that eCOST receive a written opinion from its legal counsel to the effect that the merger should not cause Section 355(e) of the Internal Revenue Code to apply to the April 2005 spin-off of eCOST from its former parent, PC Mall. Such opinion will be based on certain factual representations made by PC Mall and eCOST and certain factual and legal assumptions made by eCOST’s legal counsel. Such opinion will represent such legal counsel’s best judgment regarding the application of the U.S. federal income tax laws, but will not be binding on the IRS or the courts. No assurance can be given that the IRS will not assert a contrary position or that any such contrary position would not be sustained by a court. If the Merger does cause Section 355(e) to apply to the April 2005 spin-off of eCOST from PC Mall, eCOST must indemnify PC Mall for any resulting tax-related liabilities.
Risks Related to PFSweb

PFSweb’s historical financial information may not be representative of its future results.
      The financial information for the periods October 1, 1999 to October 1, 2002 reflect PFsweb’s then agreements with IBM and master distributors of certain IBM products (until July 2001 a third party, and from July 2001 until September 2002, Supplies Distributors, PFSweb’s then 49% owned subsidiary). Under these agreements, the master distributors owned and distributed the IBM product and PFSweb provided transaction management and fulfillment services to the master distributors. Under these agreements, PFSweb did not own the IBM product and PFSweb’s revenue was service fee revenue (based on product sales volume or other transaction based pricing) and not product revenue.
      In October 2002, PFSweb acquired the remaining 51% ownership interest in Supplies Distributors and PFSweb now consolidates 100% of Supplies Distributors’ financial position and results of operations into its consolidated financial statements. Upon consolidation, effective October 1, 2002, PFSweb owns the IBM product and records product revenue as the product is sold to IBM customers. PFSweb also eliminates the service fee revenue earned from providing transaction management and fulfillment services to its now wholly-owned subsidiary, Supplies Distributors.
      As a result of reflecting revenue earned under the master distributor agreements as product revenue in certain historical periods and as service fee revenue in others, PFSweb’s historical results of operations may not be indicative of its future operating or financial performance.

PFSweb anticipates incurring significant expenses in the foreseeable future, which may reduce its ability to achieve or maintain profitability.
      To reach its business growth objectives, PFSweb may increase its operating and marketing expenses, as well as capital expenditures. To offset these expenses, PFSweb will need to generate additional profitable business. If PFSweb’s revenue grows slower than either it anticipates or its clients’ projections indicate, or if PFSweb’s operating and marketing expenses exceed its expectations, PFSweb may not generate sufficient revenue to be profitable or be able to sustain or increase profitability on a quarterly or an annual basis in the future. Additionally, if PFSweb’s revenue grows slower than either it anticipates or its clients’ projections indicate, PFSweb may incur unnecessary or redundant costs and its operating results could be adversely affected. PFSweb also expects to incur additional expenses upon the adoption of Statement on Financial Accounting Standards No. 123R, Accounting for Stock-based Compensation.

PFSweb’s service fee revenue and gross margin is dependent upon its clients’ business and transaction volumes and PFSweb’s costs; many of PFSweb’s client service agreements are terminable by the client at will; PFSweb may incur financial penalties if it fails to meet contractual service levels under certain client service agreements.
      PFSweb’s service fee revenue is primarily transaction based and fluctuates with the volume of transactions or level of sales of the products by its clients for whom it provides transaction management services. If PFSweb is unable to retain existing clients or attract new clients or if it dedicates significant resources to clients whose business does not generate sufficient revenue or whose products do not generate substantial customer sales, PFSweb’s business may be materially adversely affected. Moreover, PFSweb’s ability to estimate service fee revenue for future periods is substantially dependent upon PFSweb’s clients’ and its own projections, the accuracy of which has been, and will continue to be, unpredictable. Therefore, PFSweb’s planning for client activity and targeted goals for service fee revenue and gross margin may be materially adversely affected by incomplete, delayed or inaccurate projections. In addition, many of PFSweb’s service agreements with its clients are terminable by the client at will. Therefore, PFSweb cannot assure you that any of its clients will continue to use PFSweb’s services for any period of time. The loss of a significant amount of service fee revenue due to client terminations could have a material adverse effect on PFSweb’s ability to cover its costs and thus on its profitability. Certain of PFSweb’s client service agreements contain minimum service level requirements and impose financial penalties if PFSweb fails to meet such requirements. The imposition of a substantial amount of such penalties could have a material adverse effect on PFSweb’s business and operations.

PFSweb’s operating results are materially impacted by its client mix and the seasonality of their business.
      PFSweb’s business is materially impacted by its client mix and the seasonality of their business. Based upon PFSweb’s current client mix and their current projected business volumes, PFSweb anticipates its service fee revenue business activity will be at its lowest in the first quarter of its fiscal year and that its product revenue business activity will be at its highest in the fourth quarter of its fiscal year. PFSweb believe results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year. PFSweb is unable to predict how the seasonality of future clients’ business may affect its quarterly revenue and whether the seasonality may change due to modifications to a client’s business. As such, PFSweb believes that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year.

PFSweb’s systems may not accommodate significant growth in its number of clients.
      PFSweb’s success depends on its ability to handle a large number of transactions for many different clients in various product categories. PFSweb expects that the volume of transactions will increase significantly as it expands its operations. If this occurs, additional stress will be placed upon the network hardware and software that manages PFSweb’s operations. PFSweb cannot assure you of its ability to efficiently manage a large number of transactions. If PFSweb is not able to maintain an appropriate level of operating performance, it may develop a negative reputation, and impair existing and prospective client relationships and its business would be materially adversely affected.

PFSweb may not be able to recover all or a portion of its start-up costs associated with one or more of its clients.
      PFSweb generally incurs start-up costs in connection with the planning and implementation of business process solutions for its clients. Although PFSweb generally attempts to recover these costs from the client in the early stages of the client relationship, or upon contract termination if the client terminates without cause prior to full amortization of these costs, there is a risk that the client contract may not fully cover the start-up costs. To the extent start-up costs exceed the start-up fees received, excess costs will be expensed as incurred. Additionally, in connection with new client contracts PFSweb generally incurs capital expenditures associated with assets whose primary use is related to the client solution. There is a risk that the contract may end before expected and PFSweb may not recover the full amount of its capital costs.

PFSweb’s revenue and margins may be materially impacted by client transaction volumes that differ from client projections and business assumptions.
      PFSweb’s pricing for client transaction services, such as call center and fulfillment, is often based upon volume projections and business assumptions provided by the client and PFSweb’s anticipated costs to perform such work. In the event the actual level of activity or cost is substantially different from the projections or assumptions, PFSweb may have insufficient or excess staffing, incremental costs or other assets dedicated for such client that may negatively impact its margins and business relationship with such client. In the event PFSweb is unable to meet the service levels expected by the client, PFSweb’s relationship with the client will suffer and may result in financial penalties and/or the termination of the client contract.

PFSweb’s business is subject to the risk of customer and supplier concentration.
      For the year ended December 31, 2004, a U.S. government agency (via a subcontract agreement with IBM) and Xerox Corporation represented approximately 43%, and 15%, respectively, of PFSweb’s total service fee revenue, net of pass-through revenue. For the nine months ended September 30, 2005, a U.S. government agency (via a subcontract agreement with Accenture), a consumer products company and Xerox Corporation represented approximately 29%, and 15% and 13%, respectively, of PFSweb’s total service fee revenue, net of pass-through revenue. The loss of, or non-payment of invoices by, any or all of such U.S. agency, consumer products company or Xerox as clients would have a material adverse effect upon PFSweb’s business. In particular, the agreement under which PFSweb provides services to such clients are terminable at will upon notice by such clients.
      Substantially all of PFSweb’s product revenue was generated by sales of product purchased under master distributor agreements with IBM and is dependent on IBM’s business. PFSweb’s product revenue business is dependent upon its master distributor relationship with IBM and the continuing market for IBM products. A termination of the relationship with IBM or a decline in customer demand for such products could have a material adverse effect on PFSweb’s business. Sales to two customers accounted for approximately 12% and 11% of PFSweb’s total product revenues for the year ended December 31, 2004. Sales to three customers accounted for approximately 14%, 12% and 11% of PFSweb’s total product revenues for the nine months ended September 30, 2005. The loss of any one or more of such customers, or non-payment of any material amount by these or any other customer, would have a material adverse effect upon PFSweb’s business.

Changes to financial accounting standards may affect PFSweb’s reported results of operations.
      PFSweb prepares its financial statements to conform to generally accepted accounting principles, or GAAP. GAAP are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on PFSweb’s reported results and may even affect its reporting of transactions completed before a change is announced. Accounting rules affecting many aspects of PFSweb’s business, including rules relating to accounting for asset impairments, revenue recognition, arrangements involving multiple deliverables, employee stock purchase plans and stock option grants, have recently been revised or are currently under review. Changes to those rules or current interpretation of those rules may have a material adverse effect on PFSweb’s reported financial results or on the way it conducts its business.

PFSweb operates with significant levels of indebtedness and is required to comply with certain financial and non-financial covenants; PFSweb is required to maintain a minimum level of subordinated loans to its subsidiary Supplies Distributors; and PFSweb is obligated to repay any over-advance made to Supplies Distributors by its lenders.
      As of September 30, 2005, PFSweb’s total credit facilities outstanding, including debt, capital lease obligations and its vendor accounts payable related to financing of IBM product inventory, was approximately $62.1 million. Certain of the credit facilities have maturity dates in calendar year 2006 or after, but are classified as current liabilities in PFSweb’s consolidated financial statements. PFSweb cannot provide assurance that its credit facilities will be renewed by the lending parties. Additionally, these credit facilities include both financial and non-financial covenants, many of which also include cross default provisions applicable to other agreements. PFSweb cannot provide assurance that it will be able to maintain compliance with these covenants. Any non-renewal or any default under any of PFSweb’s credit facilities would have a material adverse impact upon its business and financial condition. In addition PFSweb has provided $7.0 million of subordinated indebtedness to Supplies Distributors, the minimum level required under certain credit facilities as of September 30, 2005. The maximum level of this subordinated indebtedness to Supplies Distributors that may be provided without approval from PFSweb’s lenders is $8.0 million. The restrictions on increasing this amount without lender approval may limit PFSweb’s ability to comply with certain loan covenants or further grow and develop Supplies Distributors’ business. PFSweb has guaranteed most of the indebtedness of Supplies Distributors. Furthermore, PFSweb is obligated to repay any over-advance made to Supplies Distributors by its lenders to the extent Supplies Distributors is unable to do so.

PFSweb faces competition from many sources that could adversely affect its business.
      Many companies offer, on an individual basis, one or more of the same services PFSweb does, and PFSweb faces competition from many different sources depending upon the type and range of services requested by a potential client. PFSweb’s competitors include vertical outsourcers, which are companies that offer a single function, such as call centers, public warehouses or credit card processors. PFSweb competes against transportation logistics providers who offer product management functions as an ancillary service to their primary transportation services. PFSweb also competes against other business process outsourcing providers, who perform many similar services as PFSweb. Many of these companies have greater capabilities than PFSweb does for the single or multiple functions they provide. In many instances, PFSweb’s competition is the in-house operations of its potential clients themselves. The in-house operations of potential clients often believe that they can perform the same services PFSweb does, while others are reluctant to outsource business functions that involve direct customer contact. PFSweb cannot be certain that it will be able to compete successfully against these or other competitors in the future.

PFSweb’s sales and implementation cycles are highly variable and its ability to finalize pending contracts may cause its operating results to vary widely.
      The sales cycle for PFSweb’s services is variable, typically ranging between several months to up to a year from initial contact with the potential client to the signing of a contract. Occasionally the sales cycle requires substantially more time. Delays in signing and executing client contracts may affect PFSweb’s revenue and cause its operating results to vary widely. PFSweb believes that a potential client’s decision to purchase PFSweb’s services is discretionary, involves a significant commitment of the client’s resources and is influenced by intense internal and external pricing and operating comparisons. To successfully sell PFSweb’s services, PFSweb generally must educate its potential clients regarding the use and benefit of PFSweb’s services, which can require significant time and resources. Consequently, the period between initial contact and the purchase of PFSweb’s services is often long and subject to delays associated with the lengthy approval and competitive evaluation processes that typically accompany significant operational decisions. Additionally, the time required to finalize pending contracts and to implement PFSweb’s systems and integrate a new client can range from several weeks to many months. Delays in signing and integrating new clients may affect PFSweb’s revenue and cause its operating results to vary widely.

PFSweb is dependent on its key personnel, and PFSweb needs to hire and retain skilled personnel to sustain its business.
      PFSweb’s performance is highly dependent on the continued services of its executive officers and other key personnel, the loss of any of whom could materially adversely affect PFSweb’s business. In addition, PFSweb needs to attract and retain other highly-skilled, technical and managerial personnel for whom there is intense competition. PFSweb cannot assure you that it will be able to attract and retain the personnel necessary for the continuing growth of its business. PFSweb’s inability to attract and retain qualified technical and managerial personnel would materially adversely affect PFSweb’s ability to maintain and grow its business.

PFSweb is subject to risks associated with its international operations.
      PFSweb currently operates a 150,000 square foot distribution center in Liege, Belgium and a 13,000 square foot distribution center in Richmond Hill, Canada, near Toronto, both of which currently have excess capacity. PFSweb cannot assure you that it will be successful in expanding in these or any additional international markets. In addition to the uncertainty regarding PFSweb’s ability to generate revenue from foreign operations and expand its international presence, there are risks inherent in doing business internationally, including:

•	changing regulatory requirements;

•	legal uncertainty regarding foreign laws, tariffs and other trade barriers;

•	political instability;

•	potentially adverse tax consequences;

•	foreign currency fluctuations; and

•	cultural differences.
      Any one or more of these factors could materially adversely affect PFSweb’s business in a number of ways, such as increased costs, operational difficulties and reductions in revenue.

PFSweb is uncertain about its need for and the availability of additional funds.
      PFSweb’s future capital needs are difficult to predict. PFSweb may require additional capital to take advantage of unanticipated opportunities, including strategic alliances and acquisitions and to fund capital expenditures, or to respond to changing business conditions and unanticipated competitive pressures. In addition, if the merger is completed, eCOST will become a wholly-owned subsidiary of PFSweb and eCOST may need additional financing as well. PFSweb may also require additional funds to finance operating losses, including operating losses incurred by eCOST. Should these circumstances arise, PFSweb’s existing cash balance and credit facilities may be insufficient and PFSweb may need to raise additional funds either by borrowing money or issuing additional equity. PFSweb cannot assure you that such resources will be adequate or available for all of its future financing needs. PFSweb’s inability to finance its growth, either internally or externally, may limit PFSweb’s growth potential and its ability to execute its business strategy. If PFSweb is successful in completing an additional equity financing, this could result in further dilution to PFSweb stockholders or reduce the market value of PFSweb common stock.

PFSweb is subject to disputes with clients, customers and other authorities which, if not resolved in PFSweb’s favor, may materially adversely affect its results of operations.
      In the ordinary course of PFSweb’s business, one or more of its clients or customers may dispute PFSweb invoices for services rendered or other charges. As of September 30, 2005, an aggregate of approximately $0.9 million of PFSweb invoices were in dispute. Although PFSweb believes it will resolve these disputes in its favor, the failure to do so may have a material adverse effect on PFSweb’s results of operations. PFSweb also receives municipal tax abatements in certain locations. During 2004 PFSweb received notice from a municipality that it did not satisfy certain criteria necessary to maintain the abatements. PFSweb plans to dispute the notice, but if the dispute is not resolved favorably, additional taxes could be assessed against PFSweb for calendar years 2004 and 2005, which through September 30, 2005, could be $0.4 million to $0.5 million for 2004 and $0.4 million for 2005.

PFSweb may engage in future strategic alliances or acquisitions that could dilute its existing stockholders, cause PFSweb to incur significant expenses or harm its business.
      PFSweb may review strategic alliance or acquisition opportunities that would complement its current business or enhance its technological capabilities. Integrating any newly acquired businesses, technologies or services may be expensive and time-consuming. To finance any acquisitions, it may be necessary for PFSweb to raise additional funds through borrowing money or completing public or private financings. Additional funds may not be available on terms that are favorable to PFSweb and, in the case of equity financings, may result in dilution to PFSweb stockholders. PFSweb may not be able to operate any acquired businesses profitably or otherwise implement its growth strategy successfully. If PFSweb is unable to integrate any newly acquired entities or technologies effectively, its operating results could suffer. Future acquisitions by PFSweb could also result in incremental expenses and the incurrence of debt and contingent liabilities, any of which could harm PFSweb’s operating results.

PFSweb’s business could be adversely affected by a systems or equipment failure, whether that of PFSweb or its clients.
      PFSweb’s operations are dependent upon its ability to protect its distribution facilities, customer service centers, computer and telecommunications equipment and software systems against damage and failures. Damage or failures could result from fire, power loss, equipment malfunctions, system failures, natural disasters and other causes. If PFSweb’s business is interrupted either from accidents or the intentional acts of others, PFSweb’s business could be materially adversely affected. In addition, in the event of widespread damage or failures at PFSweb’s facilities, its short-term disaster recovery and contingency plans and insurance coverage may not be sufficient.
      PFSweb’s clients’ businesses may also be harmed from any system or equipment failures PFSweb experiences. In that event, PFSweb’s relationship with these clients may be adversely affected, PFSweb may lose these clients, PFSweb’s ability to attract new clients may be adversely affected and PFSweb could be exposed to liability.
      Interruptions could also result from the intentional acts of others, like “hackers.” If PFSweb’s systems are penetrated by computer hackers, or if computer viruses infect PFSweb’s systems, PFSweb’s computers could fail or proprietary information could be misappropriated.
      If PFSweb’s clients suffer similar interruptions in their operations, for any of the reasons discussed above or for others, PFSweb’s business could also be adversely affected. Many of PFSweb’s clients’ computer systems interface with PFSweb’s systems. If PFSweb clients suffer interruptions in their systems, the link to PFSweb’s systems could be severed and sales of the client’s products could be slowed or stopped.

A breach of PFSweb’s e-commerce security measures could reduce demand for its services. Credit card fraud and other fraud could adversely affect PFSweb’s business.
      A requirement of the continued growth of e-commerce is the secure transmission of confidential information over public networks. A party who is able to circumvent PFSweb’s security measures could misappropriate proprietary information or interrupt PFSweb’s operations. Any compromise or elimination of PFSweb’s security could reduce demand for PFSweb’s services.
      PFSweb may be required to expend significant capital and other resources to protect against security breaches or to address any problem they may cause. Because PFSweb’s activities involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage its reputation, cause it to lose clients, impact its ability to attract new clients and PFSweb could be exposed to litigation and possible liability. PFSweb’s security measures may not prevent security breaches, and failure to prevent security breaches may disrupt PFSweb’s operations. In certain circumstances, PFSweb does not carry insurance against the risk of credit card fraud and other fraud, so the failure to adequately control fraudulent transactions on its client’s behalf could increase PFSweb’s expenses. To date PFSweb has not suffered material losses due to fraud.

PFSweb may be a party to litigation involving its e-commerce intellectual property rights.
      In recent years, there has been significant litigation in the United States involving patent and other intellectual property rights. PFSweb may be a party to intellectual property litigation in the future to protect its trade secrets or know-how. United States patent applications are confidential until a patent is issued and most technologies are developed in secret. Accordingly, PFSweb is not, and cannot be, aware of all patents or other intellectual property rights of which its services may pose a risk of infringement. Others asserting rights against PFSweb could force it to defend itself or its customers against alleged infringement of intellectual property rights. PFSweb could incur substantial costs to prosecute or defend any such litigation.

If PFSweb fails to maintain an effective system of internal controls, it may not be able to accurately report its financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in PFSweb’s financial reporting, which could harm its business, and the trading price of PFSweb common stock.
      PFSweb has begun a process to document and evaluate its internal controls over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of PFSweb’s internal controls over financial reporting and a report by its independent auditors addressing these assessments. Based on the current requirements, and PFSweb’s current public float, PFSweb is not required to comply with Section 404. However, in this regard, PFSweb management has been dedicating internal resources, has engaged outside consultants and has begun to develop a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, and (iii) validate through testing that controls are functioning as documented. If PFSweb fails to correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential stockholders could lose confidence in PFSweb’s financial reporting, which could harm its business and the trading price of PFSweb common stock.
Risks Related to PFSweb’s Business Process Outsourcing Industry

If the trend toward outsourcing does not continue, PFSweb’s business will be adversely affected.
      PFSweb’s business could be materially adversely affected if the trend toward outsourcing declines or reverses, or if corporations bring previously outsourced functions back in-house. Particularly during general economic downturns, businesses may bring in-house previously outsourced functions to avoid or delay layoffs. The continued threat of terrorism within the United States and abroad and the potential for sustained military action may cause disruption to commerce and economic conditions, both domestic and foreign, which could have a material adverse effect upon PFSweb’s business and new client prospects.

PFSweb’s market is subject to rapid technological change and to compete PFSweb must continually enhance its systems to comply with evolving standards.
      To remain competitive, PFSweb must continue to enhance and improve the responsiveness, functionality and features of its services and the underlying network infrastructure. If PFSweb is unable to adapt to changing market conditions, client requirements or emerging industry standards, its business could be adversely affected. The internet and e-commerce environments are characterized by rapid technological change, changes in user requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render PFSweb’s technology and systems obsolete. PFSweb’s success will depend, in part, on its ability to both internally develop and license leading technologies to enhance PFSweb’s existing services and develop new services. PFSweb must continue to address the increasingly sophisticated and varied needs of its clients and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of proprietary technology involves significant technical and business risks. PFSweb may fail to develop new technologies effectively or to adapt its proprietary technology and systems to client requirements or emerging industry standards.
Risks Related to eCOST

eCOST may not be able to achieve or maintain profitability.
      eCOST reported a net loss for the quarter ended September 30, 2005 of $2.3 million and had an accumulated deficit of $24.6 million at September 30, 2005. Without giving effect to the merger, eCOST does not expect to achieve profitability until at least 2006 and may not be able to achieve or maintain profitability on a quarterly or annual basis. eCOST’s ability to achieve or maintain profitability depends on a number of factors, including its ability to:

•	reduce the decline in its sales that have occurred over the last three quarters;

•	maintain or increase sales in the future;

•	maintain vendor relationships, procure merchandise and fulfill orders in an efficient manner; and

•	control costs.

eCOST may need additional financing and may not be able to raise additional financing on favorable terms or at all, which could increase its costs, limit its ability to grow and dilute the ownership interests of existing stockholders.
      eCOST anticipates that it may need to raise additional capital in the future if the merger with PFSweb does not occur. eCOST cannot be certain that it will be able to obtain additional financing on commercially reasonable terms or at all. If eCOST raises additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of eCOST’s common stock and eCOST’s stockholders will experience dilution of their ownership interests. eCOST’s agreements with PC Mall will limit its ability to issue equity securities in the future without PC Mall’s consent for up to three years following the distribution. For a description of these limitations, please see “Risks Relating to our Relationship with PC Mall.” in eCOST’s 10-Q filed with the Securities and Exchange Commission on November 14, 2005. eCOST’s failure to obtain additional financing or its inability to obtain financing on acceptable terms could require eCOST to incur indebtedness that has high rates of interest or substantial restrictive covenants, issue equity securities that will dilute the ownership interests of existing stockholders, scale back its operations, or fail to address opportunities for expansion or enhancement of its operations.

eCOST’s operating results are difficult to predict.
      eCOST’s operating results have fluctuated in the past and are likely to vary significantly in the future based upon a number of factors, many of which it cannot control. eCOST operates in a highly dynamic industry and future results could be subject to significant fluctuations. Revenue and expenses in future periods may be greater or less than revenue and expenses in the immediately preceding period or in the comparable period of the prior year. Therefore, period-to-period comparisons of eCOST operating results are not necessarily a good indication of its future performance. Some of the factors that could cause eCOST’s operating results to fluctuate include:

•	price competition that results in lower sales volumes, lower profit margins, or net losses;

•	fluctuations in coupon redemption rates;

•	the amount and timing of advertising and marketing costs;

•	eCOST’s ability to successfully implement new technologies or software systems;

•	eCOST’s ability to obtain sufficient financing;

•	changes in the number of visitors to the eCOST website or eCOST’s inability to convert those visitors into customers;

•	technical difficulties, including system or Internet failures;

•	fluctuations in the demand for eCOST products or overstocking or understocking of products;

•	management of the eCOST fulfillment center;

•	fluctuations in shipping costs, particularly during the holiday season;

•	economic conditions generally or economic conditions specific to the Internet, online commerce, the retail industry or the mail order industry;

•	changes in the mix of products that eCOST sells; and

•	fluctuations in levels of inventory theft, damage or obsolescence.

If eCOST fails to successfully manage or expand its inventory management and order fulfillment operations, it may be unable to meet customer demand for its products and may incur higher expenses or additional costs.
      eCOST order fulfillment and distribution operations are located in Memphis, Tennessee. PC Mall provided inventory management and order fulfillment services to eCOST until the completion of the eCOST spin-off in April 2005. In January 2005, eCOST signed a lease for its own distribution facility located near the FedEx main hub in Memphis, Tennessee and commenced operations in this facility in April 2005. Any failure to manage eCOST’s inventory and order fulfillment operations could seriously disrupt its operations and cause it to be unable to meet customer demand for its products. eCOST could incur higher fulfillment expenses than anticipated or incur additional costs as a result of many factors including lost, damaged or mis-shipped inventories.

If eCOST fails to accurately predict its inventory risk, its margins may decline as a result of write-downs of its inventory due to lower prices obtained from older or obsolete products.
      Some of the products eCOST sells on its website are characterized by rapid technological change, obsolescence and price erosion (for example, computer hardware, software and consumer electronics), and because eCOST may sometimes stock large quantities of particular types of inventory, inventory reserves may be required or may subsequently prove insufficient, and additional inventory write-downs may be required.

Increased product returns or a failure to accurately predict product returns could decrease eCOST’s revenues and impact profitability.
      eCOST makes allowances for product returns in its financial statements based on historical return rates. eCOST is responsible for returns of certain products ordered through its website from its distribution center as well as products that are shipped to its customers directly from its vendors. If eCOST’s actual product returns significantly exceed its allowances for returns, especially as eCOST expands into new product categories, its revenues and profitability could decrease. In addition, because eCOST’s allowances are based on historical return rates, the introduction of new merchandise categories, new products, changes in its product mix, or other factors may cause actual returns to exceed return allowances, perhaps significantly. In addition, any policies intended to reduce the number of product returns may result in customer dissatisfaction and fewer repeat customers.

eCOST’s ability to offer a broad selection of products at competitive prices is dependent on its ability to maintain existing and build new relationships with manufacturers and vendors. eCOST does not have long-term agreements with its manufacturers or vendors and some of its manufacturers and vendors compete directly with eCOST.
      eCOST purchases products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom eCOST considers its vendors. During 2004, eCOST offered products on its website from over 1,000 third-party manufacturers. eCOST does not have any long-term agreements with any of these vendors. Any agreements with vendors governing eCOST’s purchase of products are generally terminable by either party upon 30 days’ notice or less. In general, eCOST agrees to offer products on its website and the vendors agree to provide eCOST with information about their products and honor eCOST customer service policies. As eCOST has recently transitioned to performing inventory management and order fulfillment functions on its own, it will need to continue to build its own relationships with vendors and obtain favorable product pricing and vendor consideration. If eCOST does not maintain relationships with vendors on acceptable terms, including favorable product pricing and vendor consideration, it may not be able to offer a broad selection of products or continue to offer products at competitive prices, and customers may refuse to shop at the eCOST website. In addition, some vendors may decide not to offer particular products for sale on the Internet, and others may avoid offering their new products to retailers such as eCOST who offer a mix of close-out and refurbished products in addition to new products. From time to time, vendors may terminate eCOST’s right to sell some or all of their products, change the applicable terms and conditions of sale or reduce or discontinue the incentives or vendor consideration that they offer. Any such termination or the implementation of such changes could have a negative impact on eCOST’s operating results. Additionally, some products are subject to manufacturer or distributor allocation, which limits the number of units of those products that are available to eCOST and other resellers.
      eCOST’s revenue is dependent in part on sales of HP and HP-related products, which represented 21% of net sales in 2003, 27% in 2004 and 28% for the nine months ended September 30, 2005.

eCOST is dependent on the success of its advertising and marketing efforts, which are costly and may not achieve desired results, and on its ability to attract customers on cost-effective terms.
      eCOST’s revenues depend on its ability to advertise and market its products effectively. Increases in the costs of advertising and marketing, including costs of online advertising, paper and postage costs, costs and fees of third-party service providers and the costs of complying with applicable regulations, may limit eCOST’s ability to advertise and market its business without impacting its profitability. If eCOST’s advertising and marketing efforts prove ineffective or do not produce a sufficient level of sales to cover their costs, or if eCOST decreases its advertising or marketing activities due to increased costs, restrictions enacted by regulatory agencies or for any other reason, eCOST’s revenues and profit margins may decrease. eCOST’s success depends on its ability to attract customers on cost-effective terms. eCOST has relationships with online services, search engines, shopping engines, directories and other websites and e-commerce businesses through which it provide advertising banners and other links that direct customers to the eCOST website. eCOST expects to rely on these relationships as significant sources of traffic to the eCOST website and to generate new customers. If eCOST is unable to develop or maintain these relationships on acceptable terms, its ability to attract new customers on a cost-effective basis could be harmed. In addition, certain of eCOST’s existing online marketing agreements require it to pay fixed placement fees or fees for directing visits to the eCOST website, neither of which may convert into sales.

Increased product returns or a failure to accurately predict product returns could decrease eCOST revenues and impact profitability.
      eCOST makes allowances for product returns in its financial statements based on historical return rates. eCOST is responsible for returns of certain products ordered through its website from its distribution center as well as products that are shipped to its customers directly from its vendors. If eCOST actual product returns significantly exceed its allowances for returns, especially as it expands into new product categories, eCOST’s revenues and profitability could decrease. In addition, because eCOST’s allowances are based on historical return rates, the introduction of new merchandise categories, new products, changes in product mix, or other factors may cause actual returns to exceed return allowances, perhaps significantly. In addition, any policies intended to reduce the number of product returns may result in customer dissatisfaction and fewer repeat customers.

Because eCOST experiences seasonal fluctuations in its revenues, its quarterly results may fluctuate.
      eCOST’s business is moderately seasonal, reflecting the general pattern of peak sales for the retail industry during the holiday shopping season. Typically, a larger portion of its revenues occur during the first and fourth fiscal quarters. eCOST believes that its historical revenue growth makes it difficult to predict the effect of seasonality on its future revenues and results of operations. In anticipation of increased sales activity during the first and fourth quarter, eCOST incurs additional expenses, including higher inventory and staffing costs. If sales for the first and fourth quarter do not meet anticipated levels, then increased expenses may not be offset which could decrease eCOST’s profitability. If eCOST were to experience lower than expected sales during its first or fourth quarter, for any reason, it would decrease eCOST’s profitability.

eCOST’s business may be harmed by fraudulent activities on its website.
      eCOST has received in the past, and anticipates that it will receive in the future, communications from customers due to purported fraudulent activities on the eCOST website. Negative publicity generated as a result of fraudulent conduct by third parties could damage eCOST’s reputation and diminish the value of its brand name. Fraudulent activities on eCOST’s website could also subject it to losses. eCOST expects to continue to receive requests from customers for reimbursement due to purportedly fraudulent activities or threats of legal action if no reimbursement is made.

eCOST’s facilities and systems are vulnerable to natural disasters or other catastrophic events.
      eCOST’s headquarters, customer service center and the majority of its infrastructure, including computer servers, are located in California, an area that is susceptible to earthquakes and other natural disasters. eCOST’s new distribution facility located in Memphis, Tennessee, houses or will house substantially all of the product inventory from which a substantial majority of orders are shipped. A natural disaster or other catastrophic event, such as an earthquake, fire, flood, severe storm, break-in, terrorist attack or other comparable problems could cause interruptions or delays in eCOST’s business and loss of data or render it unable to accept and fulfill customer orders in a timely manner, or at all. eCOST’s systems are not fully redundant, and eCOST does not have duplicate geographic locations or earthquake insurance. California has in the past experienced power outages as a result of limited electrical power supplies. These outages may recur in the future and could disrupt the operation of eCOST’s business. Because eCOST’s inventory and distribution facility is located in an area that is susceptible to harsh weather, a major storm, heavy snowfall or other similar event could prevent it from delivering products in a timely manner. eCOST currently has no formal disaster recovery plan and its business interruption insurance may not adequately compensate it for losses that may occur.

eCOST’s business is subject to political, economic and other risks associated with the Philippines.
      In order to reduce costs, eCOST intends to shift certain of its operations to the Philippines, which subjects eCOST to political, economic and other uncertainties, including expropriation, nationalization, renegotiation, or nullification of existing contracts, currency exchange restrictions and international monetary fluctuations. Furthermore, the Philippines has experienced violence related to guerrilla activity.

Delivery of eCOST’s products could be delayed or disrupted by factors beyond its control, and it could lose customers as a result.
      eCOST relies upon third party carriers for timely delivery of its product shipments. As a result, eCOST is subject to carrier disruptions and increased costs due to factors that are beyond its control, including employee strikes, inclement weather and increased fuel costs. Any failure to deliver products to customers in a timely and accurate manner may damage eCOST’s reputation and brand and could cause it to lose customers. eCOST does not have a written long-term agreement with any of these third party carriers, and it cannot be sure that these relationships will continue on terms favorable to eCOST, if at all. If eCOST’s relationship with any of these third party carriers is terminated or impaired or if any of these third parties is unable to deliver products, eCOST would be required to use alternative carriers for the shipment of products to customers. eCOST may be unable to engage alternative carriers on a timely basis or on favorable terms, if at all. Potential adverse consequences include:

•	reduced visibility of order status and package tracking;

•	delays in order processing and product delivery;

•	increased cost of delivery, resulting in reduced margins; and

•	reduced shipment quality, which may result in damaged products and customer dissatisfaction.

If eCOST does not successfully expand its website and processing systems to accommodate higher levels of traffic and changing customer demands, it could lose customers and its revenues could decline.
      To remain competitive, eCOST must continue to enhance and improve the functionality and features of its website. If eCOST fails to upgrade its website in a timely manner to accommodate higher volumes of traffic, its website performance could suffer and eCOST may lose customers. In addition, if eCOST fails to expand the computer systems that it uses to process and ship customer orders and process customer payments, it may not be able to fulfill customer orders successfully. As a result, eCOST could lose customers and revenues could decline. The Internet and the e-commerce industry are subject to rapid technological change. If competitors introduce new features and website enhancements embodying new technologies, or if new industry standards and practices emerge, eCOST’s existing website and systems may become obsolete or unattractive. Developing the eCOST website and other systems entails significant technical and business risks. eCOST may face material delays in introducing new services, products and enhancements. If this happens, customers may forgo the use of eCOST’s website and use those of its competitors. eCOST may use new technologies ineffectively, or it may fail to adapt its website, transaction processing systems and computer network to meet customer requirements or emerging industry standards.

If eCOST fails to successfully expand its merchandise categories and product offerings in a cost-effective and timely manner, its reputation and the value of its new and existing brands could be harmed, customer demand for its products could decline and its profit margins could decrease.
      eCOST has generated the substantial majority of its revenues during the past five years from the sale of computer hardware, software and accessories and consumer electronics products. In the past 18 months eCOST launched several new product categories, including digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. While its merchandising platform has been incorporated into and tested in the online computer and consumer electronics retail markets, eCOST cannot predict with certainty whether it can be successfully applied to other product categories. In addition, expansion of its business strategy into new product categories may require eCOST to incur significant marketing expenses, develop relationships with new vendors and comply with new regulations. eCOST may lack the necessary expertise in a new product category to realize the expected benefits of that new category. These requirements could strain managerial, financial and operational resources. Additional challenges that may affect eCOST’s ability to expand into new product categories include its ability to:

•	establish or increase awareness of new brands and product categories;

•	acquire, attract and retain customers at a reasonable cost;

•	achieve and maintain a critical mass of customers and orders across all product categories;

•	attract a sufficient number of new customers to whom new product categories are targeted;

•	successfully market new product offerings to existing customers;

•	maintain or improve gross margins and fulfillment costs;

•	attract and retain vendors to provide an expanded line of products to customers on terms that are acceptable; and

•	manage inventory in new product categories.
      eCOST cannot be certain that it will be able to successfully address any or all of these challenges in a manner that will enable it to expand its business into new product categories in a cost-effective or timely manner. If eCOST’s new categories of products or services are not received favorably, or if its suppliers fail to meet eCOST’s customers’ expectations, eCOST’s results of operations would suffer and its reputation and the value of the applicable new brand and other brands could be damaged. The lack of market acceptance of eCOST new product categories or inability to generate satisfactory revenues from any expanded product categories to offset their cost could harm eCOST’s business.

If eCOST is unable to provide satisfactory customer service, it could lose customers.
      eCOST’s ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of its customer service operations. Any material disruption or slowdown in its order processing systems resulting from labor disputes, telephone or Internet failures, power or service outages, natural disasters or other events could make it difficult or impossible to provide adequate customer service and support. Further, eCOST may be unable to attract and retain adequate numbers of competent customer service representatives and relationship managers for its business customers, each of which is essential in creating a favorable interactive customer experience. Due to increased customer service needs during the holiday shopping season, eCOST hires temporary employees during the third and fourth fiscal quarters. As a result, eCOST may have difficulty properly staffing its customer service operations during peak sales season. Further, temporary employees may not have the same levels of training or professional responsibility as full-time employees and, as a result, may be more likely to provide unsatisfactory service to customers and potential customers. If eCOST is unable to continually provide adequate staffing and training for our customer service operations, its reputation could be seriously harmed and eCOST could lose customers. In addition, if eCOST’s e-mail and telephone call volumes exceed its present system capacities, eCOST could experience delays in placing orders, responding to customer inquiries and addressing customer concerns. eCOST’s customer service facility currently accommodates customer service representatives at close to its capacity during peak sales period, so eCOST may be required to expand its customer service facility in the near future. eCOST may not be able to find additional suitable office space on acceptable terms or at all, which could seriously hinder its ability to provide satisfactory levels of customer service. Because eCOST’s success depends in large part on keeping its customers satisfied, any failure to provide high levels of customer service would likely impair its reputation and decrease its revenues.
      In addition, as a cost savings measure, eCOST intends to transition certain of its operations to the Philippines, including a portion of its customer service functions. If eCOST is unable to successfully execute its plans in the Philippines, including providing sufficient levels of customer service, its business will be harmed.

eCOST may not be able to compete successfully against existing or future competitors.
      The market for online sales of the products eCOST offers is intensely competitive and rapidly evolving. eCOST principally competes with a variety of online retailers, specialty retailers and other businesses that offer products similar to or the same as eCOST’s products. Increased competition is likely to result in price reductions, reduced revenue and gross margins and loss of market share. eCOST expects competition to intensify in the future because current and new competitors can enter the market with little difficulty and can launch new websites at a relatively low cost. In addition, some of eCOST’s product vendors have sold, and continue to intensify their efforts to sell, their products directly to customers. eCOST currently or potentially competes with a variety of businesses, including:

•	other multi-category online retailers such as Amazon.com and Buy.com;

•	online discount retailers of computer and consumer electronics merchandise such as Computers4Sure, NewEgg and TigerDirect;

•	liquidation e-tailers such as Overstock.com and SmartBargains.com;

•	consumer electronics and office supply superstores such as Best Buy, Circuit City, CompUSA, Office Depot, OfficeMax and Staples; and

•	manufacturers such as Apple, Dell, Gateway, Hewlett-Packard and IBM, that sell directly to customers.
Many of the current and potential competitors described above have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than eCOST. In addition, online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. Some of eCOST’s competitors may be able to secure products from manufacturers or vendors on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to website and systems development than eCOST is able to.

If the protection of eCOST’s trademarks and proprietary rights is inadequate, its brand and reputation could be impaired and it could lose customers.
      eCOST has six trademarks that it considers to be material to the successful operation of business: eCOST®, eCOST.com®, eCOST.com Bargain Countdowntm, eCOST.com Your Online Discount Superstore!tm, Bargain Countdowntm and Bargain Countdown Platinum Clubtm. eCOST currently uses all of these marks in connection with telephone, mail order, catalog and online retail services. eCOST also has several additional pending trademark applications. eCOST relies on trademark and copyright law, trade secret protection and confidentiality agreements with its employees, consultants, suppliers and others to protect its proprietary rights. eCOST’s applications may not be granted, and eCOST may not be able to secure significant protection for its service marks or trademarks. eCOST’s competitors or others could adopt trademarks or service marks similar to its marks, or try to prevent eCOST from using its marks, thereby impeding its ability to build brand identity and possibly leading to customer confusion. Any claim by another party against eCOST for customer confusion caused by use of eCOST’s trademarks or service marks, or eCOST’s failure to obtain registrations for its marks, could negatively affect its competitive position and could cause it to lose customers.
      eCOST has also filed an application with the U.S. Patent and Trademark Office for patent protection for its proprietary Bargain Countdowntm technology. eCOST may not be granted a patent for this technology and may not be able to enforce its patent rights if its competitors or others use infringing technology. If this occurs, eCOST’s competitive position, revenues and profitability could be negatively affected.
      Effective trademark, service mark, patent, copyright and trade secret protection may not be available in every country in which eCOST will sell its products and offer its services. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, eCOST may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of its trademarks and other proprietary rights. If eCOST is unable to protect or preserve the value of its trademarks, copyrights, trade secrets or other proprietary rights for any reason, eCOST’s competitive position could be negatively affected and it could lose customers.
      eCOST also relies on technologies that it licenses from related and third parties. These licenses may not continue to be available to eCOST on commercially reasonable terms, or at all, in the future. As a result, eCOST may be required to develop or obtain substitute technology of lower quality or at greater cost, which could negatively affect its competitive position, cause it to lose customers and decrease its profitability.

If third parties claim eCOST is infringing their intellectual property rights, eCOST could incur significant litigation costs, be required to pay damages, or change its business or incur licensing expenses.
      Third parties have asserted, and may in the future assert, that eCOST’s business or the technologies it uses infringe on their intellectual property rights. As a result, eCOST may be subject to intellectual property legal proceedings and claims in the ordinary course of business. eCOST cannot predict whether third parties will assert additional claims of infringement in the future or whether any future claims will prevent it from offering popular products or services.
      On July 12, 2004, eCOST received correspondence from MercExchange LLC alleging infringement of its U.S. patents relating to e-commerce and offering to license its patent portfolio to eCOST. On July 15, 2004, eCOST received a follow-up letter from MercExchange specifying which of eCOST’s technologies it believes infringe certain of its patents, alone or in combination with technologies provided by third parties. Some of those patents are currently being litigated by third parties, and eCOST is not involved in those proceedings. In addition, three of the four patents identified by MercExchange are under reexamination at the U.S. Patent and Trademark Office, which may or may not result in the modification of the claims. In the July 15th letter, MercExchange also advised that it has a number of applications pending for additional patents. MercExchange has filed lawsuits alleging infringement of some or all of its patents against third parties, resulting in settlements or verdicts in favor of MercExchange. At least one such verdict was appealed to the United States Court of Appeals for the Federal Circuit and was affirmed in part.
      If eCOST is forced to defend against these or any other third-party infringement claims, whether they are with or without merit or are determined in its favor, eCOST could face expensive and time-consuming litigation, which could result in the imposition of a preliminary injunction preventing it from continuing to operate its business as currently conducted throughout the duration of the litigation or distract eCOST’s technical and management personnel. If eCOST is found to infringe, it may be required to pay monetary damages, which could include treble damages and attorneys’ fees for any infringement that is found to be willful, and either be enjoined or required to pay ongoing royalties with respect to any technologies found to infringe. Further, as a result of infringement claims either against eCOST or against those who license technology to eCOST, eCOST may be required, or deem it advisable, to develop non-infringing technology, which could be costly and time consuming, or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable, or at all. eCOST expects that participants in its market will be increasingly subject to infringement claims as the number of competitors in the industry grows. If a third party successfully asserts an infringement claim against eCOSt and it is enjoined or required to pay monetary damages or royalties or eCOST is unable to develop suitable non-infringing alternatives or license the infringed or similar technology on reasonable terms on a timely basis, eCOST’s business, results of operations and financial condition could be materially harmed.

eCOST may be liable for misappropriation of its customers’ personal information.
      Data security laws are becoming more stringent in the United States and abroad. Third parties are engaging in increased cyber attacks against companies doing business on the Internet and individuals are increasingly subjected to identity and credit card theft on the Internet. If third parties or unauthorized employees are able to penetrate eCOST’s network security or otherwise misappropriate its customers’ personal information or credit card information, or if eCOSt gives third parties or its employees improper access to customers’ personal information or credit card information, eCOST could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. Liability for misappropriation of this information could decrease eCOST’s profitability. In such circumstances, eCOST also could be liable for failing to provide timely notice of a data security breach affecting certain types of personal information. In addition, the Federal Trade Commission and state agencies have brought numerous enforcement actions against Internet companies for alleged deficiencies in those companies’ privacy and data security practices, and they may continue to bring such actions. eCOST could incur additional expenses if new regulations regarding the collection, use or storage of personal information are introduced or if government agencies investigate our privacy or security practices.
      eCOST relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of sensitive customer information such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms that eCOST uses to protect customer transaction data. If any such compromise of security were to occur, it could subject eCOST to liability, damage its reputation and diminish the value of its brand-name. A party who is able to circumvent the security measures could misappropriate proprietary information or cause interruptions in operations. eCOST may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. eCOST’s security measures are designed to prevent security breaches, but its failure to prevent such security breaches could subject eCOST to liability, damage its reputation and diminish the value of its brand-name.
      Moreover, for the convenience of its customers, eCOST provides non-secured channels for customers to communicate. Despite the increased security risks, customers may use such channels to send personal information and other sensitive data. In addition, “phishing” incidents are on the rise. Phishing involves an online company’s customers being tricked into providing their credit card numbers or account information to someone pretending to be the online company’s representative. Such incidents have recently given rise to litigation against online companies for failing to take sufficient steps to police against such activities by third parties, and may discourage customers from using online services.

eCOST may be subject to product liability claims that could be costly and time consuming.
      eCOST sells products manufactured and distributed by third parties, some of which may be defective. If any product that eCOST sells were to cause physical injury or damage to property, the injured party or parties could bring claims against eCOST as the retailer of the product. eCOST’s insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against eCOST in excess of its insurance coverage, it could expose it to significant liability. Even unsuccessful claims could result in the expenditure of funds and management time and could decrease profitability.
Risks Related to eCOST’s Industry

eCOST’s success is tied to the continued use of the Internet and the adequacy of the Internet infrastructure.
      eCOST’s future revenues and profits, if any, substantially depend upon the continued widespread use of the Internet as an effective medium of business and communication. If use of the Internet declines or the Internet infrastructure becomes an ineffective medium for business transactions and communication,

eCOST may not be able to effectively implement its growth strategy and it could lose customers. Widespread use of the Internet could decline as a result of disruptions, computer viruses or other damage to Internet servers or users’ computers. Additionally, if the Internet’s infrastructure does not expand fast enough to meet increasing levels of use, it may become a less effective medium of business transactions and communications.

The security risks of e-commerce may discourage customers from purchasing goods over the Internet.
      In order for the e-commerce market to develop successfully, eCOST and other market participants must be able to transmit confidential information securely over public networks. Third parties may have the technology or know-how to breach the security of customer transaction data. Any breach could cause customers to lose confidence in the security of eCOST’s website and choose not to purchase from the website. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt operations. Concerns about the security and privacy of transactions over the Internet could inhibit the growth of the Internet and e-commerce. Security measures may not effectively prohibit others from obtaining improper access to information. Any security breach could expose eCOST to risks of loss, litigation and liability and could seriously disrupt its operations.

Credit card fraud could decrease eCOST’s revenues and profitability.
      eCOST does not currently carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce its revenues and gross margin. eCOST may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, eCOST may be liable for fraudulent credit card transactions because it did not obtain a cardholder’s signature. If eCOST is unable to detect or control credit card fraud, or if credit card companies require more burdensome terms or refuse to accept credit card charges, eCOST’s revenues and profitability could decrease.

Additional sales and use taxes could be imposed on past or future sales of eCOST’s products or other products sold on eCOST’s website, which could adversely affect eCOST’s revenues and profitability.
      In accordance with current industry practice and eCOST’s interpretation of applicable law, eCOST collects and remits sales taxes only with respect to physical shipments of goods into states where eCOST has a physical presence. If any state or other jurisdiction successfully challenges this practice and imposes sales and use taxes on orders on which eCOST does not collect and remit sales taxes, eCOST could be exposed to substantial tax liabilities for past sales and could suffer decreased sales in that state or jurisdiction in the future. In addition, a number of states, as well as the U.S. Congress, have been considering various legislative initiatives that could result in the imposition of additional sales and use taxes on Internet sales. If any of these initiatives are enacted, eCOST could be required to collect sales and use taxes in states where eCOST does not have a physical presence. Future changes in the operation of eCOST’s business also could result in the imposition of additional sales and use tax obligations. The imposition of additional sales and use taxes on past or future sales could adversely affect eCOST’s revenues and profitability.

Existing or future government regulation could expose eCOST to liabilities and costly changes in its business operations, and could reduce customer demand for its products.
      eCOST is subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e-commerce. Such existing and future laws and regulations may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, user privacy, marketing and promotional practices, database protection, pricing, content, copyrights, distribution, electronic contracts, email and other communications, consumer protection, product safety, the provision of online payment services, intellectual property rights, unauthorized access (including the Computer Fraud and Abuse Act), and the characteristics and quality of products and services. It is unclear how existing laws governing issues such as property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to the Internet and e-commerce. Unfavorable resolution of these issues may expose eCOST to liabilities and costly changes in its business operations, and could reduce customer demand. The growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens on online companies. For example, California law requires notice to California customers if certain personal information about them is obtained by an unauthorized person, such as a computer hacker. These consumer protection laws could result in substantial compliance costs and could decrease profitability.

Laws or regulations relating to privacy and data protection may adversely affect the growth of eCOST’s Internet business or its marketing efforts.
      eCOST is subject to increasing regulation relating to privacy and the use of personal user information. For example, eCOST is subject to various telemarketing and anti-spam laws that regulate the manner in which it may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing the business. In addition, several jurisdictions, including California, have adopted legislation limiting the uses of personal user information gathered online or require online services to establish privacy policies. Pursuant to the Children’s Online Privacy Protection Act, the Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13 years of age. Increasingly, federal, state and foreign laws and regulations extend online privacy protection to adults. Moreover, in jurisdictions where eCOST does business, there is a trend toward requiring companies to establish procedures to notify users of privacy and security policies, to obtain prior consent from users for the collection, use and disclosure of personal information (even disclosure to affiliates), and to provide users with the ability to access, correct and delete personal information stored by companies. These data protection regulations and enforcement efforts may restrict eCOST’s ability to collect, use or transfer demographic and personal information from users, which could be costly or harm marketing efforts. Further, any violation of privacy or data protection laws and regulations may subject eCOST to fines, penalties and damages, as well as harm to its reputation, which could decrease its revenues and profitability.
CAUTIONARY STATEMENT
CONCERNING FORWARD-LOOKING STATEMENTS
      This joint proxy statement/ prospectus contains forward-looking statements that are entitled to the protection of the safe harbor contained in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which PFSweb and eCOST operate and the beliefs and assumptions of PFSweb and eCOST. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words, and similar expressions are intended to identify forward-looking statements.
      In this joint proxy statement/ prospectus, these forward-looking statements include, among others, statements regarding:

•	PFSweb’s and eCOST’s respective reasons for the merger;

•	the completion and timing of the consummation of the merger;

•	the anticipated benefits of the merger, including the expectation of greater revenue opportunities and operating efficiencies and cost savings;

•	the intention that the merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	future financial results of PFSweb, eCOST and the combined company;

•	the effect that the public announcement of the merger may have on each company’s sales and operating results and on their ability to retain key management and personnel;

•	the ability of the merger to increase stockholder value;

•	the integration of the two companies;

•	the combined company’s synergies and the cost savings and growth opportunities relating to such synergies;

•	growth and growth opportunities;

•	the combined company’s competitive and market position;

•	opportunities for cross-marketing the products and services of the combined company; and

•	the combined company’s response to industry shifts, technological changes, increased competition and market demand.
      These forward-looking statements involve certain risks and uncertainties. The ability of either PFSweb or eCOST to predict results or the actual effects of its plans and strategies, or those of the combined company, is inherently uncertain. Accordingly, actual results or events may differ materially and adversely from those expressed in any forward-looking statements. For a detailed discussion of the factors that may cause such a difference, see “Risk Factors” beginning on page 28 of this joint proxy statement/ prospectus.
      We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/ prospectus. Except to the extent required by applicable law or regulation, neither PFSweb nor eCOST undertakes any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.
THE PFSWEB SPECIAL MEETING
      This joint proxy statement/ prospectus is being provided to PFSweb stockholders as part of a solicitation of proxies by the PFSweb board of directors for use at a special meeting of PFSweb stockholders. This joint proxy statement/ prospectus provides PFSweb stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of PFSweb stockholders.
Date, Time and Place
      The special meeting of PFSweb stockholders will be held on January 23, 2006 at 10:00 a.m., local time, at PFSweb’s principal offices at 500 North Central Expressway, Plano, Texas 75074.
Matters for Consideration
      The PFSweb special meeting is being held for the following purposes:

•	to approve the issuance of PFSweb common stock pursuant to the Agreement and Plan of Merger, dated as of November 29, 2005, by and among PFSweb, Red Dog Acquisition Corp., a wholly owned subsidiary of PFSweb, and eCOST;

•	to approve the amendment to the PFSweb Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock, $0.001 par value, from 40 million shares to 75 million shares;

•	to grant discretionary authority to adjourn the special meeting, if necessary, to solicit additional proxies with respect to either or both of the preceding two proposals; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

      The approval of BOTH Proposal No. 1 and Proposal No. 2 is required in order for PFSweb to consummate the merger.
Recommendations of the PFSweb Board of Directors

Merger
      The PFSweb board of directors has unanimously approved the merger agreement and unanimously recommends that PFSweb stockholders vote “FOR” the proposal to issue PFSweb common stock pursuant to the merger agreement. See “The Merger — PFSweb’s Reasons for the Merger” and “The Merger — Recommendation of the PFSweb Board of Directors” on pages 60 and 62, respectively, for a more detailed discussion of the recommendation of the PFSweb board of directors.
Amendment to Amended and Restated Certificate of Incorporation
      The PFSweb board of directors has unanimously approved the amendment to the PFSweb Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock, $0.001 par value, from 40 million shares to 75 million shares of the Company and recommends a vote “FOR” the proposed amendment for the reasons set forth below.
      The PFSweb board of directors has unanimously adopted a resolution approving and recommending to the stockholders for their approval an amendment to Article Fourth of its amended and restated certificate of incorporation authorizing an increase in the number of authorized shares of common stock from 40,000,000 shares to 75,000,000 shares.
      PFSweb is currently authorized to issue 40,000,000 shares of common stock, of which, as of December 21, 2005, 22,527,014 shares were issued and outstanding, 5,449,518 shares were reserved for issuance upon the exercise of outstanding options, 395,486 were reserved for issuance upon the exercise of outstanding warrants and 86,300 were held as treasury stock. If the merger agreement is approved and consummated in accordance with its terms, PFSweb will issue one share of PFSweb common stock in exchange for each outstanding share of eCOST common stock. As of December 21, 2005, there were 17,827,205 shares of eCOST common stock outstanding. In addition, if and to the extent outstanding options to purchase eCOST common stock are exercised prior to the consummation of the merger, the number of shares of PFSweb common stock to be issued in the merger will increase correspondingly. Consequently, in order for PFSweb to have enough authorized shares of common stock to issue in the merger and to satisfy current and future option and warrant exercises, the number of authorized shares of PFSweb common stock must be increased.
Voting Procedures and Revocation of Proxies
      Your vote is important. Whether or not you expect to attend the PFSweb special meeting in person, please complete, sign, date and return the enclosed proxy card as soon as possible to ensure that your shares are represented at the special meeting. Returning the proxy card does not deprive you of your right to attend the PFSweb special meeting and to vote your shares in person.

Voting in Person
      If you plan to attend the PFSweb special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the PFSweb special meeting, you must bring to the special meeting a proxy from the record holder authorizing you to vote at the PFSweb special meeting.

Voting by Proxy
      The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your shares of PFSweb common stock as a record holder, you may vote by signing and dating the enclosed proxy card and promptly returning it in the enclosed envelope. If, on the other hand, you hold your shares of PFSweb common stock in “street name,” then you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or other nominee may allow you to deliver your voting instructions over the internet or by telephone. Please see the voting instruction card from your broker, bank or other nominee that accompanies this joint proxy statement/ prospectus.
      All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the proposal to issue PFSweb common stock pursuant to the merger agreement and “FOR” the proposal to increase the number of authorized shares of PFSweb common stock.

Revocation
      You may revoke your proxy at any time before your proxy is voted at the PFSweb special meeting by taking any of the following actions:

•	submitting another proxy card bearing a later date;

•	delivering written notice of revocation to PFSweb’s Corporate Secretary at 500 North Central Expressway, Plano, Texas 75074; or

•	attending the PFSweb special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.
      If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.
Record Date and Shares Entitled to Vote
      Only holders of record of PFSweb common stock at the close of business on the record date, December 21, 2005, are entitled to notice of and to vote at the special meeting. These stockholders are entitled to cast one vote for each share of common stock held as of the record date on all matters properly submitted for the vote of stockholders at the special meeting. As of the record date, there were approximately 22,527,014 shares of PFSweb common stock outstanding and entitled to vote at the special meeting.
Quorum and Vote Required
      A quorum of stockholders is necessary to hold a valid special meeting. The presence, in person or by proxy, of the holders of a majority of the shares of PFSweb common stock issued and outstanding and entitled to be voted at the special meeting is necessary to constitute a quorum at the PFSweb special meeting. The approval of the issuance of common stock in the merger requires the affirmative vote of a majority of the votes cast at the special meeting. The authorization of the amendment to the PFSweb amended and restated certificate of incorporation to increase the number of authorized shares of common stock will require the affirmative vote of the holders of a majority of the outstanding shares of PFSweb common stock entitled to vote thereon. On the record date, the directors and executive officers of PFSweb and their affiliates beneficially owned and were entitled to vote approximately 1,027,806 shares of PFSweb common stock, which represent approximately 4.6% of the outstanding shares of PFSweb common stock.
Abstentions and Broker Non-Votes
      Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present, but they will not be counted as votes cast on any matter. Broker non-votes refer to unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the beneficial owner. Because abstentions and broker non-votes will not be considered votes cast, they will have no effect on the outcome of the proposal to approve the issuance of PFSweb shares in the merger; however, abstentions and broker non-votes will have the same effect as a vote against the proposal to amend the PFSweb charter to increase the number of authorized shares.
Solicitation of Proxies and Expenses
      PFSweb is soliciting proxies for the PFSweb special meeting from PFSweb stockholders. PFSweb will bear the entire cost of soliciting proxies from PFSweb stockholders, except that PFSweb and eCOST have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/ prospectus forms a part, and the printing and mailing of this joint proxy statement/ prospectus and related proxy materials. In addition to the solicitation of proxies by mail, PFSweb will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of PFSweb common stock held by them and secure their voting instructions, if necessary. PFSweb will reimburse those record holders for their reasonable expenses. PFSweb has also made arrangements with Mellon Investor Services to assist it in soliciting proxies, and has agreed to pay a fee of approximately $6,500 plus expenses for those services. PFSweb also may use several of its regular employees, who will not be specially compensated, to solicit proxies from PFSweb stockholders, either personally or by telephone, internet, telegram, facsimile or special delivery letter.
Admission to the Special Meeting
      All PFSweb stockholders, including stockholders of record and stockholders who hold their shares in “street name” are invited to attend the PFSweb special meeting. If you plan to attend the special meeting, you must bring a form of personal photo identification with you in order to be admitted. PFSweb stockholders who are not record holders but hold shares in “street name” should provide proof of beneficial ownership on the record date for the PFSweb special meeting, such as their most recent account statement or other similar evidence of ownership. Anyone who does not provide valid photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.
Other Business
      As of the date of this joint proxy statement/ prospectus, PFSweb does not know of any matters that will be presented for consideration at the PFSweb special meeting other than as described in this joint proxy statement/ prospectus. If any other matters are properly presented for voting at the special meeting or any adjournments or postponements of the special meeting, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.
Householding
      The rules promulgated by the SEC permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement to households at which two or more stockholders reside. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding, either affirmatively or implicitly by not objecting to householding, will receive only one copy of this joint proxy statement/ prospectus. If you would like to opt out of this practice for future mailings and receive separate proxy statements for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate joint proxy statement/ prospectus without charge by sending a written request to PFSweb, Inc., Attention: Investor Relations, 500 North Central Expressway, Plano, Texas 75074, or by calling PFSweb at (972) 881-2900. PFSweb will promptly send additional copies of this joint proxy statement/ prospectus upon receipt of such request. Householding does not apply to stockholders with shares registered directly in their name.
Assistance
      If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact:
PFSweb, Inc.
500 North Central Expressway
Plano, Texas 75074
(972) 881-2900
Attn: Investor Relations

THE eCOST SPECIAL MEETING
      This joint proxy statement/ prospectus is being provided to eCOST stockholders as part of a solicitation of proxies by the eCOST board of directors for use at a special meeting of eCOST stockholders. This joint proxy statement/ prospectus provides eCOST stockholders with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting of eCOST stockholders.
Date, Time and Place
      The special meeting of eCOST stockholders will be held on January 23, 2006 at 10:00 a.m., local time, at eCOST’s principal offices at 2555 West 190th Street, Suite 106, Torrance, California 90504.
Matters for Consideration
      The eCOST special meeting is being held for the following purposes:

•	to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of November 29, 2005, by and among eCOST, PFSweb and Red Dog Acquisition Corp., a wholly owned subsidiary of PFSweb and the transactions contemplated by the merger agreement, including the merger. If the merger agreement is approved and the transactions contemplated by the merger agreement are completed, then each outstanding share of eCOST common stock would be converted into one share of PFSweb common stock;

•	to grant discretionary authority to adjourn the special meeting, if necessary, to solicit additional proxies with respect to the adoption of the merger agreement; and

•	to transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.
Recommendation of the eCOST Board of Directors
      The eCOST board of directors has unanimously approved the merger agreement and unanimously recommends that eCOST stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. See “The Merger — eCOST’s Reasons for the Merger” and “The Merger — Recommendation of the eCOST Board of Directors” on pages 62 and 65, respectively, for a more detailed discussion of the recommendation of the eCOST board of directors.
Voting Procedures and Revocation of Proxies
      Your vote is important. Whether or not you expect to attend the eCOST special meeting in person, please complete, sign, date and return the enclosed proxy card as soon as possible to ensure that your shares are represented at the special meeting. Returning the proxy card does not deprive you of your right to attend the eCOST special meeting and to vote your shares in person.

Voting in Person
      If you plan to attend the eCOST special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the eCOST special meeting, you must bring to the special meeting a proxy from the record holder authorizing you to vote at the eCOST special meeting.

Voting by Proxy
      The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” If you hold your shares of eCOST common stock as a record holder, you may vote by signing and dating the enclosed proxy card and promptly returning it in the enclosed envelope. If, on the other hand, you hold your shares of eCOST common stock in “street name,” then you will receive instructions from your broker, bank or other nominee that you must follow in order to vote your shares. Your broker, bank or other nominee may allow you to deliver your voting instructions over the internet or by telephone. Please see the voting instruction card from your broker, bank or other nominee that accompanies this joint proxy statement/ prospectus.
      All properly signed proxies that are received prior to the special meeting and that are not revoked will be voted at the special meeting according to the instructions indicated on the proxies or, if no direction is indicated, they will be voted “FOR” the proposal to adopt the merger agreement.

Revocation
      You may revoke your proxy at any time before your proxy is voted at the eCOST special meeting by taking any of the following actions:

•	submitting another proxy card bearing a later date;

•	delivering written notice of revocation to eCOST’s Corporate Secretary at 2555 West 190th Street, Suite 106, Torrance, California 90504; or

•	attending the eCOST special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.
      If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.
Record Date and Shares Entitled to Vote
      Only holders of record of eCOST common stock at the close of business on the record date, December 21, 2005, are entitled to notice of and to vote at the special meeting. These stockholders are entitled to cast one vote for each share of common stock held as of the record date on all matters properly submitted for the vote of stockholders at the special meeting. As of the record date, there were approximately 17,827,205 shares of eCOST common stock outstanding and entitled to vote at the special meeting.
Quorum and Vote Required
      A quorum of stockholders is necessary to hold a valid special meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of eCOST common stock entitled to vote at the special meeting is necessary to constitute a quorum at the eCOST special meeting. The adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of eCOST common stock. On the record date, the directors and executive officers of eCOST and their affiliates beneficially owned and were entitled to vote approximately 15,036 shares of eCOST common stock, which represent approximately less than 1% of the outstanding shares of eCOST common stock.
Abstentions and Broker Non-Votes
      Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present, but they will not be counted as votes cast on any matter. Broker non-votes refer to unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the beneficial owner. Because the affirmative vote of a majority of the outstanding shares of eCOST common stock is required to adopt the merger agreement, abstentions and broker non-votes will have the effect of a vote against the adoption of the merger agreement.
Solicitation of Proxies and Expenses
      eCOST is soliciting proxies for the eCOST special meeting from eCOST stockholders. eCOST will bear the entire cost of soliciting proxies from eCOST stockholders, except that PFSweb and eCOST have each agreed to share equally all expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/ prospectus forms a part, and the printing and mailing of this joint proxy statement/ prospectus and related proxy materials. In addition to the solicitation of proxies by mail, eCOST will request that brokers, banks and other nominees send proxies and proxy materials to the beneficial owners of eCOST common stock held by them and secure their voting instructions, if necessary. eCOST will reimburse those record holders for their reasonable expenses. eCOST has also made arrangements with Mellon Investor Services to assist it in soliciting proxies, and has agreed to pay a fee of approximately $6,500 plus expenses for those services. eCOST also may use several of its regular employees, who will not be specially compensated, to solicit proxies from eCOST stockholders, either personally or by telephone, internet, telegram, facsimile or special delivery letter.
Admission to the Special Meeting
      All eCOST stockholders, including stockholders of record and stockholders who hold their shares in “street name” are invited to attend the eCOST special meeting. If you plan to attend the special meeting, you must bring a form of personal photo identification with you in order to be admitted. eCOST stockholders who are not record holders but hold shares in “street name” should provide proof of beneficial ownership on the record date for the eCOST special meeting, such as their most recent account statement or other similar evidence of ownership. Anyone who does not provide valid photo identification or comply with the other procedures outlined above upon request may not be admitted to the special meeting.
Other Business
      As of the date of this joint proxy statement/ prospectus, eCOST does not know of any matters that will be presented for consideration at the eCOST special meeting other than as described in this joint proxy statement/ prospectus. If any other matters are properly presented for voting at the special meeting or any adjournments or postponements of the special meeting, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.
Householding
      The rules promulgated by the SEC permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement to households at which two or more stockholders reside. This practice, known as “householding,” is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding, either affirmatively or implicitly by not objecting to householding, will receive only one copy of this joint proxy statement/ prospectus. If you would like to opt out of this practice for future mailings and receive separate proxy statements for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate joint proxy statement/ prospectus without charge by sending a written request to eCOST.com, Inc., 2555 West 190th Street, Suite 106, Torrance, California 90504, Attn: Secretary, or by calling eCOST at (310) 225-4044. eCOST will promptly send additional copies of this joint proxy statement/ prospectus upon receipt of such request. Householding does not apply to stockholders with shares registered directly in their name.
Assistance
      If you need assistance in completing your proxy card or have questions regarding the special meeting, please contact:
eCOST.com, Inc.
2555 West 190th Street
Suite 106
Torrance, California 90504
(310) 225-4044
Attention: Investor Relations

THE MERGER
      The following discussion contains material information pertaining to the merger and the merger agreement. This discussion does not purport to be complete and is qualified in its entirety by reference to the merger agreement, voting agreement and financial advisor opinions attached as annexes to this document. We urge you to read and review those documents as well as the discussion in this document.
      The merger agreement is included in this joint proxy statement/ prospectus in order to provide you with information regarding its terms. It is not in any way intended to provide you with factual information about the current state of affairs of either PFSweb or eCOST. Such information can be found elsewhere in this joint proxy statement/ prospectus (including the attached annexes) and in the other public filings that PFSweb and eCOST make with the SEC, which are available without charge at www.sec.gov. The merger agreement contains representations, warranties, covenants and other agreements, each as of specific dates. These representations, warranties, covenants and other agreements are qualified by information contained in confidential disclosure memoranda that the parties exchanged in connection with the execution of the merger agreement. The disclosure memoranda contain information that modifies, qualifies and creates exceptions to the representations, warranties, covenants and other agreements set forth in the merger agreement. Although some of the information contained in the disclosure memoranda may be non-public, PFSweb and eCOST do not believe that this information is required to be publicly-disclosed under the federal securities laws. Moreover, certain of these representations, warranties, covenants and/or other agreements may not be accurate or complete as of a specific date because they are subject to a contractual standard of materiality that may be different from the standard generally applied under the federal securities laws and/or were used for the purpose of allocating risk between PFSweb and eCOST rather than establishing matters as facts. Finally, information concerning the subject matter of these representations, warranties, covenants and other agreements may have changed since the date of the merger agreement, which may or may not be fully-reflected in PFSweb’s and eCOST’s public disclosures. Accordingly, you should not rely on these representations, warranties, covenants and other agreements as statements of fact.
General Structure
      Each of the PFSweb board of directors and the eCOST board of directors has unanimously approved the merger agreement pursuant to which the businesses of PFSweb and eCOST will be combined in a stock-for-stock merger. Upon completion of the merger, Red Dog Acquisition Corp., a newly formed and wholly owned subsidiary of PFSweb, will merge with and into eCOST, with eCOST surviving the merger and continuing as a wholly owned subsidiary of PFSweb. Upon completion of the merger, eCOST stockholders will be entitled to receive one share of PFSweb common stock for each share of eCOST common stock owned immediately prior to the closing of the merger.
      Upon completion of the merger, each outstanding option to purchase eCOST common stock will be cancelled and terminated and no outstanding eCOST options will be assumed by PFSweb. Instead, PFSweb intends to issue new options to eCOST officers and employees under PFSweb’s employee stock option plan. See “The Merger — Interests of Directors and Officers of eCOST in the Merger.”
Background of the Merger
      Since 2001, Mark Layton, Chairman and Chief Executive Officer of PFSweb, has been a member of the board of directors of PC Mall, a direct marketer of computer hardware, software, peripheral, electronics and other consumer products and services. Prior to September 2004, eCOST was a wholly-owned subsidiary of PC Mall. In September 2004, eCOST completed an initial public offering of 3,465,000 shares of common stock leaving PC Mall with ownership of 14,000,000 shares or approximately 80.2% of the outstanding shares of eCOST. In April 2005, PC Mall distributed its 14,000,000 shares of eCOST to the stockholders of PC Mall.
      As a director of PC Mall, Mr. Layton was familiar with the development and operations of eCOST and participated in the discussions of the strategy to spin off eCOST from PC Mall.

      In October 2004, PFSweb and eCOST had preliminary discussions regarding the provision by PFSweb of fulfillment services for eCOST, but these discussions were not pursued.
      In June 2005, Mr. Layton and eCOST’s then chief financial officer had further discussions regarding the opportunity for PFSweb to provide fulfillment services to eCOST. As a result of these discussions, Mr. Layton and another PFSweb senior executive met at eCOST’s office with Adam Shaffer, eCOST’s Chief Executive Officer. At this meeting, the executives discussed eCOST’s fulfillment and distribution needs, PFSweb’s fulfillment and distribution capabilities and the opportunity for PFSweb to provide these services to eCOST.
      In July and August 2005, there were several general conversations between executives of PFSweb and eCOST regarding the opportunity for PFSweb to provide fulfillment and distribution services for eCOST and the benefits and cost savings that eCOST could achieve thereby.
      In August 2005, PFSweb held a strategic planning session for its senior executives. One of the ideas developed at this session was the possibility of expanding the PFSweb products division which was concentrated on the sale and distribution of IBM products. PFSweb management believed that expanding the breadth of the products offered by the products division could provide further growth opportunities.
      On August 3, 2005, eCOST engaged Thomas Weisel Partners to act as its financial advisor in exploring financing or strategic alternatives, including a potential private investment in public equity (PIPE) or sale or merger of eCOST.
      On August 26, 2005, Thomas Weisel Partners began contacting parties with a potential interest in pursuing an acquisition or merger transaction with eCOST. Thomas Weisel Partners contacted 21 parties. 14 parties (in addition to PFSweb) signed confidentiality agreements and received preliminary information. No management meetings were held with any of these partes. As of November 29, 2005, PFSweb was the only party that indicated any interest in pursuing an acquisition or merger transaction with eCOST.
      In September 2005, Mr. Layton contacted Mr. Shaffer to raise the possibility of a merger or other strategic alliance. On September 20, 2005, the parties exchanged a non-disclosure and confidentiality agreement in order to exchange information.
      During September, Thomas Weisel Partners began contacting potential investors for a financing transaction. None of the potential investors contacted indicated an interest in pursuing an acquisition of eCOST common stock. Two potential investors indicated an interest in pursuing an acquisition of eCOST convertible preferred stock. However, eCOST determined not to move forward with either of those potential financings due to, among other things, the dilutive nature of the proposed financial instruments.
      On October 5, 2005, at a regularly scheduled eCOST board meeting, Mr. Shaffer updated the board on potential financing and strategic alternatives. In addition, Mr. Shaffer informed the board of preliminary discussions held with PFSweb regarding a potential merger transaction.
      On October 14, 2005 the PFSweb board of directors held a special meeting to review the results of the August strategic planning session. At this meeting, the idea of a merger or other strategic alliance with eCOST was raised and discussed in general terms.
      On October 21, 2005, Mr. Shaffer met at PFSweb’s offices with Mr. Layton and other PFSweb executives to review financial and operational information of both companies. They also discussed the core strengths of each company and the possible synergies that could be achieved in a combined company. On October 24, 2005, Mr. Layton and Mr. Tom Madden, PFSweb’s Chief Financial Officer, met at eCOST’s offices with Mr. Shaffer and eCOST President Gary Guy to further discuss the merger synergies. Each company shared further information about its customers, suppliers, strengths, weaknesses and detailed cost information. Preliminary terms of a merger were discussed as well as the timeline and steps required to complete a possible merger. During the following week, executives of both companies met to conduct further due diligence and investigate possible cost savings and synergies available to a combined company.

      On October 24, 2005 the eCOST board of directors held a special meeting with Thomas Weisel Partners and Latham & Watkins LLP to discuss the status of the pursuit of financing and strategic alternatives with Thomas Weisel Partners, as well as the status of the discussions with PFSweb.
      On November 1 and 2, 2005, Mr. Layton and Mr. Shaffer discussed the terms of the merger and the possibility of entering into a non-binding letter of intent. On November 2, 2005, counsel for PFSweb forwarded a draft letter of intent to counsel for eCOST.
      On November 3, 2005, the board of directors of PFSweb held its regularly scheduled quarterly board meeting. Mr. Shaffer was invited to attend a portion of the meeting to describe eCOST and to present with Mr. Layton the opportunities for growth that could be available to a combined company as well as the potential product, distribution and financial synergies between the two companies. During and after the presentations, the PFSweb board of directors asked a number of questions and discussions ensued. After actively discussing the potential merger at length, PFSweb’s board of directors authorized Mr. Layton to engage a financial advisor and to pursue negotiations concerning a merger.
      On November 4, 2005, the eCOST board held a special meeting to discuss the potential merger transaction with PFSweb and the non-binding letter of intent.
      On November 8 and 9, 2005, Mr. Layton and Mr. Shaffer continued discussions regarding the terms of a non-binding letter of intent. On November 10, 2005, both companies signed the letter of intent which was then publicly disclosed.
      Between November 8 and November 28, 2005 both companies continued to conduct due diligence, and counsel for both companies drafted and negotiated the terms of the merger agreement.
      On November 15, 2005, PFSweb retained Wells Fargo Securities as its financial advisor to render an opinion with respect to the fairness from a financial point of view of the exchange ratio to PFSweb in the potential merger with eCOST.
      On November 15 and 16, 2005, management of PFSweb and representatives of Wells Fargo Securities met with senior management of eCOST in eCOST’s offices to conduct due diligence on eCOST. On November 14, 2005, senior management of eCOST and representatives of Latham & Watkins LLP met with senior management of PFSweb to conduct due diligence on PFSweb. On November 17, 2005, representatives of Thomas Weisel Partners met telephonically with senior management of PFSweb to conduct due diligence on PFSweb.
      On November 23, 2005, the PFSweb board of directors held a special telephonic meeting attended by PFSweb’s senior management, PFSweb’s legal counsel, Wolff & Samson PC, and representatives of Wells Fargo Securities. Prior to the meeting, the board of directors received a package of information which included drafts of the proposed definitive merger agreement and related documents. PFSweb’s senior management and legal counsel reviewed with the board of directors information regarding PFSweb and eCOST and provided an update on its business, legal and financial due diligence investigations of eCOST. Senior management and legal counsel also made presentations on the outcome of final negotiations of the terms of the proposed definitive agreements. They noted that the terms of the proposed definitive agreements were substantially complete, except for the receipt of a satisfactory consent agreement from eCOST’s lender. Representatives of Wells Fargo Securities reviewed with the board Wells Fargo Securities’ fairness analysis of the proposed exchange ratio in the potential merger. Representatives of Wells Fargo Securities also delivered to the PFSweb board of directors Wells Fargo Securities’ oral opinion, subsequently confirmed in writing, that, as of November 23, 2005, and based upon and subject to the various considerations described in the written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to PFSweb. Following extensive discussions and consideration, the PFSweb board of directors, by unanimous vote, but subject to the receipt of a satisfactory consent agreement from eCOST’s lender, Wachovia Capital Finance Corporation (Western), (1) determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, (2) approved and adopted the merger agreement, (3) adopted resolutions recommending that PFSweb’s stockholders approve the issuance of PFSweb common stock pursuant to the merger agreement, (4) determined that the amendment to the PFSweb charter to increase the number of authorized shares of PFSweb common stock is advisable and (5) adopted resolutions recommending that PFSweb’s stockholders approve the charter amendment to increase the number of authorized shares of PFSweb common stock.
      On November 25, 2005, the board of directors of eCOST held a special telephonic meeting attended by eCOST’s senior management and outside legal advisors. Prior to the meeting, the board of directors received a package of information which included drafts of the proposed definitive merger agreement and related documents. eCOST’s senior management and outside legal counsel reviewed with the board the information regarding PFSweb and eCOST, and provided an update on its business, legal and financial due diligence investigations of PFSweb. Due to on-going negotiations with Wachovia Capital Finance Corporation (Western) regarding the execution of a consent agreement necessary under the terms of the Loan and Security Agreement dated August 3, 2004 between eCOST and Wachovia, as amended, the board decided to adjourn the meeting until the senior management of eCOST and Wachovia could reach an agreement on the consent agreement.
      On November 29, 2005, eCOST and Wachovia Capital Finance Corporation (Western) executed a consent agreement satisfactory to PFSweb.
      On November 29, 2005, the board of directors of eCOST held a special telephonic meeting attended by eCOST’s senior management and outside legal and financial advisors. Representatives of Latham & Watkins LLP then reported on the outcome of the final negotiations of the terms of the proposed definitive agreements, including the consent agreement with Wachovia, followed by a presentation by Thomas Weisel Partners of its detailed financial analysis of the proposed transaction. Representatives of Thomas Weisel Partners then rendered their oral opinion to the board of directors of eCOST, subsequently confirmed in writing, that as of November 29, 2005, and based upon the assumptions made, matters considered and limits of review set forth in their written opinion, the exchange ratio was fair to the holders of eCOST common stock from a financial point of view. At that time, the eCOST board of directors, by unanimous vote, (1) determined that the merger agreement and the transactions contemplated by the merger agreement are advisable, (2) approved and adopted the merger agreement, and (3) resolved to recommend that eCOST’s stockholders approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.
      Following the approval of each company’s board of directors, the merger agreement and related documents were executed by the parties on November 29, 2005 in accordance with their respective board’s authorization. The transaction was announced in a joint press release on November 29, 2005.
PFSweb’s Reasons for the Merger
      In the course of making its decision to approve the merger, the PFSweb board of directors consulted with PFSweb management, as well as its legal counsel, Wolff & Samson PC, and its financial advisor, Wells Fargo Securities. Among the matters considered by the PFSweb board of directors in its deliberations were the following material factors:

•	the strategic benefits of the merger, including:

•	the potential to expand the PFSweb products division in the growing web commerce market;

•	the belief that the combination of PFSweb’s core strengths in distribution, order fulfillment, call center and technology, and eCOST’s core strengths in marketing, customer acquisition, supplier relationships and diversified customer base should result in a stronger, more stable, combined company;

•	the expectation that, as a combined company, eCOST would be able to achieve substantial cost savings, with certain cost savings, such as freight costs, being able to be achieved in a short time period;

•	the belief that eCOST would have the opportunity to accelerate its growth potential if it were part of a combined company with a stronger financial platform and improved operational and technology infrastructure;

•	the expectation that the combined company would have the opportunity to realize cost savings from the reduction of operating expenses, such as the elimination of redundant public company expense; and

•	the expectation that the combined company would have the opportunity to obtain synergies as products and services are cross-marketed and distributed over broader customer bases as well as the potential international expansion of eCOST’s business in Canada and Europe using PFSweb’s existing operational and distribution capabilities; and

•	the financial terms of the merger in light of information concerning PFSweb’s and eCOST’s respective businesses, financial condition, results of operations, earnings, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis, which indicated that combining PFSweb and eCOST would be beneficial to stockholders of the combined company because the combined company would be better positioned to be successful over the long term than either company would be on a stand-alone basis;

•	current financial market conditions, including the relative valuations of both companies; and

•	the exchange ratio negotiated with eCOST and the relative valuation of eCOST considering recent and historical market prices of PFSweb common stock, as well as how this compares to prices in recent comparable transactions;

•	an assessment of alternatives to the merger, including the difficulties in expanding PFSweb’s products division internally;

•	the belief that the terms of the merger agreement, including the parties’ representations, warranties and covenants, as qualified by the confidential disclosure memoranda, and the conditions to their respective obligations, are reasonable for a transaction of this nature; and

•	the presentation by Wells Fargo Securities and its oral opinion rendered on November 23, 2005 to the PFSweb board of directors, subsequently confirmed by delivery of its written opinion dated as of November 23, 2005, to the effect that, as of such date, and based upon and subject to the various considerations described in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to PFSweb.
      The PFSweb board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger, including the following:

•	the dilution that would result from the issuance of shares of PFSweb common stock as merger consideration;

•	the risk that the potential benefits sought in the merger, including the synergies and cost-saving opportunities, may not be fully realized;

•	the projected costs and expenses anticipated to be incurred in the integration of the businesses, operations and workforce of the two companies and the risk that such integration may not be successfully implemented in a timely and efficient manner, or at all;

•	the significant costs incurred in connection with the merger, including the transaction expenses arising from the merger;

•	the possibility of eCOST continuing to incur operating losses and eCOST’s need to obtain sufficient working capital financing;

•	the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of PFSweb common stock or eCOST common stock, the per share value of the consideration to be paid to eCOST stockholders on completion of the merger could be significantly more than the per share value of the consideration immediately prior to the announcement of the proposed merger;

•	the possibility that the merger might not be consummated, or that consummation might be unduly delayed;

•	the possibility that the market price of PFSweb common stock could decrease sharply if the merger was not viewed favorably by stockholders, financial analysts and the press, generally;

•	the risk of the potential loss of key personnel; and

•	the other risks described under the caption “Risk Factors” beginning on page 28.

      After due consideration, the PFSweb board of directors concluded that, on balance, the overall potential benefits of the merger to PFSweb and its stockholders outweighed the negative factors associated with the merger.
      The above discussion of the factors considered by the PFSweb board of directors is not intended to be exhaustive, but is believed to set forth the principal factors considered by the PFSweb board of directors. The PFSweb board of directors collectively reached the conclusion, by unanimous vote, to approve the merger agreement in light of the various factors described above and other factors that each member of the PFSweb board of directors felt were appropriate. In view of the wide variety of factors considered by the PFSweb board of directors in connection with its evaluation of the merger and the complexity of these matters, the PFSweb board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the PFSweb board of directors made its recommendation based on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.
Recommendation of the PFSweb Board of Directors
      After careful consideration, the PFSweb board of directors, by unanimous vote, has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable. ACCORDINGLY, THE PFSWEB BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PFSWEB STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO ISSUE PFSWEB COMMON STOCK PURSUANT TO THE MERGER AGREEMENT AND “FOR” THE PROPOSAL TO AMEND THE PFSWEB CHARTER TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF PFSWEB COMMON STOCK.
eCOST’s Reasons for the Merger
      In the course of making its decision to approve the merger, the eCOST board of directors consulted with eCOST management, as well as its legal counsel, Latham & Watkins LLP, and its financial advisor, Thomas Weisel Partners. Among the matters considered by the eCOST board of directors in its deliberations were the following material factors:

•	its understanding of the current and prospective business environment in which eCOST and PFSweb operate, including international, national and local economic conditions, the competitive environment in the on-line retailing and web commerce industry generally, the technological trends in the on-line retailing and web commerce industry, and the likely effect of these factors on the combined company or, in the alternative, on eCOST on a stand-alone basis; the eCOST board of directors considered in particular that the competitive nature of the on-line retailing and web commerce industry made it more likely that eCOST’s prospects for growth would be enhanced if its businesses were combined with PFSweb’s to create a more efficient and operationally sound company;

•	its understanding of eCOST’s business, operations, financial condition, earnings and prospects on a stand-alone basis, in light of relevant factors, including the fact that eCOST has incurred substantial operating losses and needed to gain scale to rationalize its operating economics;

•	its understanding of PFSweb’s business, operations, financial condition, earnings and prospects on a stand-alone basis and a forecasted combined basis with eCOST;

•	its belief that PFSweb has technological and other expertise in logistics, fulfillment and distribution that would provide the opportunity to improve eCOST’s operating margins and enhance customer service and overall business;

•	the anticipated strategic fit between PFSweb and eCOST, which the eCOST board of directors believed will provide the combined company with significantly greater capabilities than either company has, or could develop, on its own, including the complementary nature of the core strengths of each company; and

•	the significant cost savings and synergies that the eCOST board of directors believed could result from the transaction, including:

•	anticipated cost savings from the elimination of duplicate expenses of compliance with public company requirements and various general and administrative corporate functions, including warehousing and freight expenses, and the rationalization of the combined company’s management information systems; and

•	potential sales and marketing synergies, as the combined company offers new and expanded product and service offerings to existing and new customers;

•	the financial terms of the transaction, including the relative historical trading prices of eCOST common stock and PFSweb common stock, the fixed exchange ratio of one share of PFSweb common stock for each share of eCOST common stock; in particular, the eCOST board of directors noted that the consideration in the form of PFSweb common stock offered eCOST stockholders the ability to become stockholders of PFSweb and participate in the benefit of the significant cost savings and synergies that the eCOST board of directors believed could result from the merger;

•	the financial analyses of Thomas Weisel Partners, eCOST’s financial advisor, and the written opinion dated November 29, 2005 of Thomas Weisel Partners that, as of the date of its opinion and based upon the assumptions made, matters considered and limits of review set forth in its written opinion, the exchange ratio was fair to holders of eCOST common stock from a financial point of view (the opinion is discussed further below under “The Merger — Opinion of Thomas Weisel Partners LLC”). In considering the foregoing opinion, the eCOST board of directors was aware that eCOST had agreed to pay Thomas Weisel Partners a fee upon the delivery of its opinion (the fee is discussed further below under “The Merger — Opinion of Thomas Weisel Partners LLC”);

•	the evaluation of financing alternatives, which would have been very expensive to eCOST and dilutive to its shareholders;

•	the results of the contacts that Thomas Weisel Partners had made with other potential acquirers of eCOST;

•	the terms and conditions of the merger agreement, including the nature of the parties’ representations, warranties, covenants and agreements; in particular, the eCOST board believed, after reviewing the merger agreement with its legal advisors, that the merger agreement offered eCOST reasonable assurances as to the likelihood of consummation of the merger and did not impose unreasonable burdens on eCOST;

•	the expectation that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and that, as a result, the exchange of their eCOST common stock for PFSweb common stock in the merger generally would be tax-free to holders of eCOST common stock for U.S. federal income tax purposes;

•	the fact that no regulatory consents were required for the consummation of the merger; and

•	the expectation that the merger could be completed in the first quarter of 2006.

      The eCOST board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger, including the following:

•	the difficulties and management challenges inherent in completing a merger and integrating the businesses, operations and workforce of eCOST with those of PFSweb;

•	the risk that the potential benefits of the merger, including the expected cost savings and synergies, might not be fully achieved;

•	the risk that the merger might not be consummated and the possible adverse implications to customers, vendors, investor relations and employee morale under such circumstances;

•	the significant costs incurred in connection with the merger, including the transaction expenses arising from the merger;

•	that certain members of eCOST’s management have interests that were different from or in addition to the interests of eCOST stockholders generally, including the indemnification and directors and officers insurance to be provide to the eCOST board of directors; and

•	the risk that, although eCOST has the right under limited conditions to consider and participate in discussions and negotiations with respect to alternative acquisition proposals, the provisions of the merger agreement relating to the potential payment of a termination fee of $1.2 million to PFSweb may have the effect of discouraging such proposals. See “Risk Factors — Risks Related to the Merger — The merger agreement restricts eCOST’s abilities to pursue alternatives to the merger and may discourage alternative transaction proposals.”
      The eCOST board of directors also considered that the fixed exchange ratio would not adjust upwards to compensate for declines, or downwards to compensate for increases, in the price of PFSweb common stock prior to the closing of the merger, and that the terms of the merger agreement did not include termination rights triggered expressly by a decrease in the value of the merger consideration implied by the market price of PFSweb common stock. The eCOST board of directors determined that this structure was appropriate and the risk acceptable in view of: the eCOST board of directors’ focus on the relative intrinsic values and financial performance of PFSweb and eCOST and the percentage of the combined company to be owned by former holders of eCOST common stock; the inclusion in the merger agreement of other structural protections such as the ability to terminate the merger agreement in the event of a material adverse effect on the business, financial condition or results of operations of PFSweb; and eCOST’s ability, under the limited circumstances specified in the merger agreement, to consider and participate in discussions and negotiations with respect to alternative acquisition proposals.
      After due consideration, the eCOST board of directors concluded that, on balance, the overall potential benefits of the merger to eCOST and its stockholders outweighed the negative factors associated with the merger.
      The above discussion of the factors considered by the eCOST board of directors is not intended to be exhaustive, but is believed to set forth the principal factors considered by the eCOST board of directors. The eCOST board of directors collectively reached the conclusion, by unanimous vote, to approve the merger agreement in light of the various factors described above and other factors that each member of the eCOST board of directors felt were appropriate. In view of the wide variety of factors considered by the eCOST board of directors in connection with its evaluation of the merger and the complexity of these matters, the eCOST board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the eCOST board of directors made its recommendation based on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.
Recommendation of the eCOST Board of Directors
      After careful consideration, the eCOST board of directors, by unanimous vote, has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable. ACCORDINGLY, THE eCOST.COM BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT eCOST STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE MERGER.
Opinion of Wells Fargo Securities, LLC
      Wells Fargo Securities was engaged by PFSweb to render a fairness opinion in connection with the merger. As part of its investment banking activities, Wells Fargo Securities is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, offerings of listed and unlisted securities and other corporate transactions. Wells Fargo Securities was selected by PFSweb’s board of directors to deliver a fairness opinion based on Wells Fargo Securities’ qualifications, expertise, reputation and knowledge with respect to the valuation of businesses similar to PFSweb.
      At a meeting of the PFSweb board of directors on November 23, 2005, Wells Fargo Securities rendered its oral opinion, subsequently confirmed in writing, to the PFSweb board of directors that, as of such date, and based upon and subject to the various considerations described in its written opinion, the exchange ratio pursuant to the merger agreement is fair, from a financial point of view, to PFSweb. Wells Fargo Securities confirmed its opinion in writing by delivery to the PFSweb board of directors of a written opinion dated November 23, 2005. No limitations were imposed by PFSweb’s board of directors upon Wells Fargo Securities with respect to the investigations made or procedures followed in rendering its opinion.
      The full text of the written opinion of Wells Fargo Securities, dated November 23, 2005, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Wells Fargo Securities is attached as Annex C to this joint proxy statement/ prospectus and is incorporated herein by reference. You are urged to read the opinion in its entirety.
      Wells Fargo Securities’ written opinion is directed to and provided for the information of PFSweb’s board of directors in connection with and for the purposes of its evaluation of the merger, and addresses only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to PFSweb as of the date of such opinion and does not address any other aspect of the merger. Wells Fargo Securities’ opinion is not intended to be and does not constitute a recommendation to any stockholder of PFSweb or eCOST as to how such stockholder should vote, or take any other action, with respect to the merger and the stockholders of PFSweb and eCOST are not permitted to rely upon it as such. The summary of Wells Fargo Securities’ opinion set forth in this joint proxy statement/ prospectus is qualified in its entirety by reference to the full text of such opinion attached as Annex C to this joint proxy statement/ prospectus, which should be read carefully and in its entirety.
      In arriving at its opinion, Wells Fargo Securities, among other things:

•	reviewed certain publicly available financial statements, including audited and interim financial statements, and other business and financial information relating to eCOST and PFSweb that Wells Fargo Securities deemed relevant;

•	reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning eCOST as prepared by and reviewed with the respective managements of eCOST and PFSweb;

•	reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning PFSweb as prepared by and reviewed with the management of PFSweb;

•	conducted discussions with the respective managements of eCOST and PFSweb concerning the businesses, past and current operations, financial condition and future prospects of both eCOST and PFSweb, independently and combined, including discussions with the respective managements of eCOST and PFSweb concerning cost savings and other synergies and benefits that are expected to result from the merger as well as their views regarding the strategic rationale for the merger;

•	reviewed a draft merger agreement dated November 11, 2005;

•	reviewed the publicly available historical stock price and trading activity of eCOST’s common stock and PFSweb’s common stock;

•	compared the financial performance of eCOST and the historical stock prices and trading activity of eCOST’s common stock with that of certain other publicly traded companies comparable with eCOST;

•	compared the financial performance of PFSweb and the historical stock prices and trading activity of PFSweb’s common stock with that of certain other publicly traded companies comparable with PFSweb;

•	compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions that Wells Fargo Securities deemed relevant;

•	reviewed the pro forma impact of the merger on PFSweb’s earnings per share;

•	prepared an analysis of the relative contributions of eCOST and PFSweb to selected financial measures of the combined company based on financial forecasts and estimates prepared by the management of PFSweb;

•	prepared a discounted cash flow analysis of eCOST and PFSweb; and

•	made such other financial studies and inquiries, and reviewed such other data, as Wells Fargo Securities deemed necessary, including its assessment of general economic, market and monetary conditions.
      In Wells Fargo Securities’ review and analysis, and in arriving at its opinion, Wells Fargo Securities assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it (including information furnished to Wells Fargo Securities orally or otherwise discussed with Wells Fargo Securities by the respective managements of eCOST and PFSweb) or publicly available and neither attempted to verify independently, nor assumed responsibility or liability for verifying, any of such information. Wells Fargo Securities relied upon the assurances of the respective managements of eCOST and PFSweb that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, Wells Fargo Securities did not obtain, conduct and was not provided with, or assume any responsibility for obtaining or conducting, any independent valuation or appraisal of the properties, assets or liabilities (contingent or otherwise) of eCOST or PFSweb, nor did Wells Fargo Securities evaluate the solvency of eCOST or PFSweb under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the financial forecasts, analyses and projections (and the assumptions and bases therefor) for eCOST and PFSweb (including the synergistic savings and benefits projected to be realized with respect to operations of the combined companies following the merger and the timing thereof) that were provided to Wells Fargo Securities, Wells Fargo Securities assumed, with PFSweb’s consent, that such forecasts and projections had been reasonably prepared in good faith on the basis of reasonable assumptions and reflected the best currently available estimates and judgments of their respective managements as to the future financial condition and performance of eCOST and of PFSweb, respectively, and Wells Fargo Securities further assumed, with PFSweb’s consent, that such projections and forecasts will be realized in the amounts and in the time periods currently estimated.

Wells Fargo Securities assumed no responsibility for, and expressed no view as to such, forecasts, analyses and projections or the assumptions on which they were based. eCOST and PFSweb do not publicly disclose internal management projections of the type provided to Wells Fargo Securities in connection with its analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the respective managements of eCOST and PFSweb, including, without limitation, factors relating to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.
      Wells Fargo Securities also assumed that the merger would be consummated upon the terms set forth in the draft merger agreement that it reviewed without material alteration or waiver thereof, and that the merger would qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and would not cause Section 355(e) of the Internal Revenue Code to apply to the spin-off distribution of shares of eCOST’s common stock by PC Mall. Wells Fargo Securities assumed in the course of PFSweb and eCOST obtaining the necessary regulatory or other consents and approvals (contractual or otherwise) for the merger, no restrictions, including any amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits of the merger to PFSweb. In addition, Wells Fargo Securities assumed that the historical financial statements of each of eCOST and PFSweb reviewed by it had been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. Wells Fargo Securities further assumed that as of November 23, 2005 there had been no material adverse change in eCOST’s or PFSweb’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to Wells Fargo Securities, which statements were dated December 31, 2004.
      Wells Fargo Securities’ opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to it as of, November 23, 2005. It should be understood that subsequent developments may affect the conclusion expressed in Wells Fargo Securities’ opinion and that Wells Fargo Securities disclaims any undertaking or obligation to update, revise or reaffirm its opinion or otherwise comment upon events occurring after November 23, 2005. Wells Fargo Securities’ opinion is limited to the fairness, from a financial point of view and as of the date of its opinion, to PFSweb of the exchange ratio. Wells Fargo Securities did not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the merger, (ii) any tax or other consequences that might result from the merger or (iii) what the value of PFSweb common stock will be when issued to eCOST’s stockholders pursuant to the merger or the price at which shares of PFSweb common stock may be traded in the future. Wells Fargo Securities was not retained to advise PFSweb with respect to, nor does its opinion address, the relative merits of the merger compared with any other business strategy that PFSweb’s board of directors has considered or may be considering, nor does it address the underlying business decision of PFSweb to engage in the merger. Furthermore, Wells Fargo Securities’ opinion does not address any legal or accounting matter, as to which it understands that PFSweb obtained such advice as it deemed necessary from qualified professionals.
      In accordance with customary investment banking practice, Wells Fargo Securities employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material analyses performed by Wells Fargo Securities in connection with providing its oral opinion and the preparation of Wells Fargo Securities’ written opinion. Certain of the summaries of financial analyses presented herein include information presented in tabular format. In order to fully understand the financial analyses used by Wells Fargo Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. These analyses are not part of Wells Fargo Securities’ opinion.

Comparable Public Company Analysis
      As part of its analysis, Wells Fargo Securities reviewed certain financial information and calculated commonly used valuation measurements for each of eCOST and PFSweb, as applicable, to corresponding information and measurements for groups of selected comparable publicly traded companies.

      The selected companies forming the group to which eCOST was compared were:

•	Blue Nile, Inc.

•	Drugstore.com, Inc.

•	Overstock.com, Inc.

•	Provide Commerce, Inc.

•	RedEnvelope, Inc.
      This group is referred to in this joint proxy statement/ prospectus as the eCOST selected comparables. While noting that none of the comparable public companies listed above are identical to eCOST, Wells Fargo Securities selected these companies because they are publicly traded companies with market capitalizations and internet retail operations that for purposes of this analysis may be considered similar to those of eCOST.
      The selected companies forming the group to which PFSweb was compared were:

•	Brightpoint, Inc.

•	Digital River, Inc.

•	GSI Commerce, Inc.

•	Innotrac Corporation

•	StarTek, Inc.

•	Zomax Inc.
      This group is referred to in this joint proxy statement/ prospectus as the PFSweb selected comparables. While noting that none of the comparable public companies listed above are identical to PFSweb, Wells Fargo Securities selected these companies because they are publicly traded companies with market capitalizations and business process outsourcing operations that for purposes of this analysis may be considered similar to those of PFSweb.
      The financial information and valuation measurements reviewed by Wells Fargo Securities included, among other things:

•	the closing share price as of November 22, 2005;

•	total enterprise value, or TEV; and

•	ratio of total enterprise value to calendar year 2006 estimated earnings before interest, taxes, depreciation and amortization, referred to in this proxy statement as EBITDA.
      The following table presents, as of November 22, 2005, the total enterprise value of eCOST comparable companies as a multiple of 2006 estimated EBITDA:

	TEV/2006E
	EBITDA
Selected Comparable Companies	Multiple

• Blue Nile, Inc.	25.99	x
• Drugstore.com, Inc.	31.78	x
• Overstock.com, Inc.	62.08	x
• Provide Commerce, Inc.	13.38	x
• RedEnvelope, Inc.	NMF

      The following table presents, as of November 22, 2005, the total enterprise value of PFSweb comparable companies as a multiple of 2006 estimated EBITDA:

	TEV/2006E
	EBITDA
Selected Comparable Companies	Multiple

• Brightpoint, Inc.	11.75	x
• Digital River, Inc.	8.31	x
• GSI Commerce, Inc.	17.42	x
• Innotrac Corporation	NA
• StarTek, Inc.	7.59	x
• Zomax, Inc.	NA
      To calculate the applicable multiples for the eCOST selected comparables and the PFSweb selected comparables, Wells Fargo Securities used publicly available information concerning historical and estimated financial performance. To calculate the applicable multiples for eCOST and PFSweb, Wells Fargo Securities used projections prepared by PFSweb management.
      Based on its selected comparable companies analysis and its assessment of the resulting data, Wells Fargo Securities determined that, in its judgment, the relevant range of multiples for total enterprise value to 2006 estimated EBITDA to apply to eCOST was 13.0x to 32.0x, which resulted in an implied enterprise value for eCOST of $17.6 to $43.3 million. In addition, based on this selected comparable companies analysis, Wells Fargo Securities determined that eCOST common stock had an implied per share value of $1.30 to $2.71, which yielded an implied exchange ratio for the transaction ranging from 0.8817x to 1.8311x.
      No company utilized in the comparable company analysis is identical to eCOST or PFSweb. In identifying the relevant peer groups, Wells Fargo Securities made judgments and assumptions with regard to the nature of the companies’ business and industry segment, general business, economic, market and financial conditions and other matters, many of which are beyond the control of eCOST or PFSweb. These other matters include the impact of competition on the business of eCOST or PFSweb and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of eCOST or PFSweb or in the industry or financial markets in general. Accordingly, Wells Fargo Securities believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Wells Fargo Securities’ opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using peer group data.

Precedent Transactions Analysis
      Wells Fargo Securities reviewed and compared the proposed financial terms of the merger to corresponding publicly available financial terms of selected precedent transactions in the e-commerce industry. These transactions were chosen because they involve public and private companies that have operations that are similar to those of eCOST and PFSweb. The related transactions that Wells Fargo Securities reviewed consisted of the following:

Announcement Date	Target	Acquirer

06/01/2005	• Shopping.com	• eBay
05/04/2005	• LowerMyBills.com Inc.	• Experian Ltd.
04/06/2005	• Ciao AG	• Greenfield Online, Inc.
03/21/2005	• Ask Jeeves, Inc.	• IAC/InterActive Corporation
02/17/2005	• About, Inc.	• The New York Times Company
11/15/2004	• MarketWatch, Inc.	• Dow Jones & Company, Inc.
08/03/2004	• Pricerunner AB	• ValueClick, Inc.
07/31/2004	• Lycos, Inc.	• Daum Communications Corporation
06/24/2004	• Advertising.com, Inc.	• America Online, Inc.
03/26/2004	• Kelkoo S.A.	• Yahoo! Inc.
03/26/2004	• Switchboard Incorporated	• Infospace, Inc.
03/03/2004	• Interactive Search Holdings, Inc.	• Ask Jeeves, Inc.
02/23/2004	• Comet Securities, Inc.	• FindWhat.com, Inc.
07/14/2003	• Overture Services, Inc.	• Yahoo! Inc.
06/18/2003	• Espotting Media Inc.	• FindWhat.com, Inc.
02/25/2003	• Fast Search and Transfer ASA	• Overture Services, Inc.
02/18/2003	• AltaVista Company	• Overture Services, Inc.
12/22/2002	• Inktomi Corporation	• Yahoo! Inc.
07/08/2002	• PayPal, Inc.	• eBay Inc.
      The information analyzed by Wells Fargo Securities for the precedent transactions included the total enterprise value implied by the offer price to eCOST’s next twelve months EBITDA based on publicly available historical and projected financial information. The following table reflects the total enterprise value implied by the offer price as a multiple of eCOST’s next twelve months estimated EBITDA for each of the selected transactions:

TEV as a Multiple of Next
Twelve Months Estimated
Precedent Transactions	EBITDA

Shopping.com/eBay	17.48x
LowerMyBills.com Inc./Experian Ltd.	8.35x
Ciao AG/Greenfield Online, Inc.	16.11x
Ask Jeeves, Inc./IAC/ InterActive Corporation	17.74x
About, Inc./The New York Times Company	23.00x
MarketWatch, Inc./Dow Jones & Company, Inc.	34.58x
Pricerunner AB/ValueClick, Inc.	8.14x
Lycos, Inc./Daum Communications Corporation	NA
Advertising.com, Inc./America Online, Inc.	NA
Kelkoo S.A./Yahoo! Inc.	19.22x
Switchboard Incorporated/Infospace, Inc.	23.25x
Interactive Search Holdings, Inc./Ask Jeeves, Inc.	16.11x
Comet Securities, Inc./FindWhat.com, Inc.	NA
Overture Services, Inc./Yahoo! Inc.	9.00x
Espotting Media Inc./FindWhat.com, Inc	NA
Fast Search and Transfer ASA/Overture Services, Inc	NA
AltaVista Company/Overture Services, Inc	NA
Inktomi Corporation/Yahoo! Inc.	NA
PayPal, Inc./eBay Inc.	30.23x
      Based on this analysis and its assessment of the resulting data, Wells Fargo Securities determined that, in its judgment, the relevant range of multiples for total enterprise value in a change-in-control context to 2006 estimated EBITDA to apply to eCOST was 10.0x to 30.0x, which resulted in an implied enterprise value for eCOST of $13.5 to $40.6 million and an implied value per share of $1.08 to $2.56, which, in turn, yielded an implied exchange ratio for the transaction ranging from 0.7318x to 1.7311x.
      No transaction utilized as a comparison in the precedent transactions analysis is identical to the merger. In evaluating the precedent transactions, Wells Fargo Securities made judgments and assumptions regarding industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of eCOST, such as the impact of competition on eCOST and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of eCOST or the industry or in the financial markets in general. Mathematical analysis such as determining the average or median is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis
      Wells Fargo Securities performed discounted cash flow analyses for eCOST as a stand-alone entity and for PFSweb as a stand-alone entity. Wells Fargo Securities calculated the discounted cash flow values for each of eCOST and PFSweb as the sum of (a) the present value of the estimated future free cash flows that eCOST or PFSweb, as the case may be, would generate for the fiscal years 2005 through 2010, plus (b) the present value of the perpetuity value of eCOST or PFSweb, as applicable. The estimated future cash flows for eCOST and PFSweb were based solely on PFSweb’s management projections, and do not reflect any synergies or the final impact of the ownership of eCOST by PFSweb.
      The range of estimated perpetuity values was calculated by applying growth rate percentages ranging from 6.0% to 8.0% for eCOST and 5.0% to 7.0% for PFSweb to estimated 2010 after tax free cash flow provided by the management of PFSweb. The growth rate ranges were selected based on an assessment of likely growth rates in the economy overall and Wells Fargo Securities’ views on the likely growth rate for companies comparable to eCOST and PFSweb in a maturing industry. The present value of the cash flows and perpetuity values were calculated using discount rates ranging from 16.0% to 24.0% for eCOST and 11.0% to 15.0% for PFSweb. The discount rate ranges were selected after analyzing a weighted average cost of capital, analysis of the eCOST and PFSweb selected comparables.
      Based on the discounted cash flow analysis and its assessment of the resulting data, Wells Fargo Securities determined that, in its judgment, the implied enterprise value, using a market value approach, for eCOST was $13.5 to $31.1 million, using the midpoint of the growth rate in perpetuity for the high and low discount rates of 16.0% to 24.0%. In addition, based on this analysis, Wells Fargo Securities determined that eCOST common stock had an implied value per share of $0.79 to $1.75, which yielded an implied exchange ratio for the transaction ranging from 0.5361x to 1.1842x. Wells Fargo Securities also analyzed the transaction using an intrinsic value approach to discounted cash flow. Based on this analysis, Wells Fargo Securities determined that, in its judgment, the implied enterprise value for eCOST was $25.0 to $33.4 million, using the midpoint of the growth rates for the high and low discount rates of 16.0% to 24.0%. In addition, based on this analysis, Wells Fargo Securities determined that eCOST common stock had an implied value per share of $1.42 to $1.88, which yielded an implied exchange ratio for the transaction ranging from 0.9617x to 1.2699x, using the midpoint of the high and low discount cash flow valuation ranges for eCOST and PFSweb.

Exchange Ratio Analysis
      Wells Fargo Securities reviewed the ratios of the closing prices of eCOST common stock to the corresponding closing prices of PFSweb common stock over various periods ending November 22, 2005. These ratios are referred to as average exchange ratios. Wells Fargo Securities examined these average exchange ratios and found them to be as follows:

			Average
	Moving	Moving	Exchange
	Averages	Averages	Ratio
Period Ending November 22, 2005	eCOST	PFSweb	(x)

November 22, 2005	$1.43	$1.48	0.9662
30-day average	$1.56	$1.53	1.0230
60-day average	$1.82	$1.61	1.1269
90-day average	$2.23	$1.80	1.2093
12-month average	$3.52	$2.29	2.4933
12-month high	$21.60	$3.42	8.4047
12-month low	$1.23	$1.38	0.8239
      Based on the exchange ratio analysis and its assessment of the resulting data, Wells Fargo Securities determined that the implied exchange ratio for the transaction ranged from 0.9662x to 1.2093x. In determining the relevant range, Wells Fargo Securities focused its analysis on a comparison of more recent trading prices, in light of a variety of factors it considered relevant, including significant declines in eCOST’s trading price in the first six months of the year that made comparisons of the two companies prices for such period less meaningful.

Contribution Analysis
      Based on various operating and financial measurement factors of the equity contribution of eCOST to the combined company, Wells Fargo Securities performed a contribution analysis to determine the implied enterprise value of eCOST, the implied per share value of eCOST common stock and an implied exchange ratio for the transaction. In performing this analysis, Wells Fargo Securities compared pro forma contribution of each of PFSweb and eCOST based on certain operating and financial information provided by the management of PFSweb. The measurement factors that Wells Fargo Securities considered for the period 2006 through 2010 included the estimated gross margin, EBITDA and net income. The contribution analysis was based on projections provided to Wells Fargo Securities by the management of PFSweb and did not reflect any synergies or the final impact of the ownership of eCOST by PFSweb.
      Based on the contribution analysis and its assessment of the resulting data, Wells Fargo Securities determined that, in its judgment, the relevant range of the implied exchange ratio for the transaction ranged from 1.0000x to 1.5000x. Wells Fargo Securities made this determination after considering a variety of factors that it considered relevant to assess the relative importance of the various data points.

Pro Forma Analysis of the Merger
      Wells Fargo Securities analyzed the pro forma impact of the merger on earnings per share for PFSweb for the estimated fiscal years 2006 and 2010. The pro forma results were calculated as if the merger had closed on December 31, 2005 and were based on estimated earnings derived from projections provided by the management of PFSweb.
      Based on this analysis, Wells Fargo Securities noted, relying upon pretax synergies identified, estimated and provided by the management of PFSweb, that the merger would be accretive to earnings per share for fiscal year 2006.
      The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Wells Fargo Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, Wells Fargo Securities believes that selecting any portion of Wells Fargo Securities’ analyses, without considering all its analyses, would create an incomplete view of the process underlying Wells Fargo Securities’ analysis and opinion. In addition, Wells Fargo Securities may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Wells Fargo Securities’ view of the actual value of eCOST or PFSweb.
      Wells Fargo Securities was engaged by PFSweb to render a fairness opinion in connection with the exchange ratio of the merger and it received a retainer fee and received a fee upon the delivery of its opinion. In addition, PFSweb agreed to reimburse the expenses of Wells Fargo Securities and to indemnify Wells Fargo Securities for certain liabilities that may arise out of its engagement by PFSweb. No portion of the fee or reimbursement of expenses to Wells Fargo Securities is contingent on the consummation of the merger, nor is any of Wells Fargo Securities’ fee or expense reimbursement contingent on the conclusions reached in the Wells Fargo Securities opinion. In the ordinary course of business, Wells Fargo Securities and its affiliates may actively trade in the equity securities of PFSweb or eCOST for its own account or the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
Opinion of Thomas Weisel Partners LLC
      The board of directors of eCOST engaged Thomas Weisel Partners to act as its financial advisor and to render a fairness opinion in connection with the proposed merger of Red Dog Acquisition Corp. with and into eCOST. eCOST selected Thomas Weisel Partners to act as its financial advisor in connection with the merger based on Thomas Weisel Partners’ experience, expertise and reputation.
      On November 29, 2005, Thomas Weisel Partners delivered to the board of directors of eCOST its written opinion that, as of that date, and based upon the assumptions made, matters considered and limits of review set forth in Thomas Weisel Partners’ written opinion, the exchange ratio pursuant to the merger was fair to the holders of eCOST common stock from a financial point of view.
      The full text of Thomas Weisel Partners’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Thomas Weisel Partners in delivering its opinion, is attached as Annex D to this proxy statement/ prospectus. Stockholders should read the opinion carefully and in its entirety. The following description of Thomas Weisel Partners’ opinion is only a summary of the written opinion and is qualified in its entirety by the written opinion and is not a substitute for the written opinion.
      Thomas Weisel Partners directed its opinion to the board of directors of eCOST in its consideration of the merger. The opinion does not constitute a recommendation to the stockholders of eCOST as to how they should vote with respect to the merger. The opinion addresses only the financial fairness of the exchange ratio to the stockholders of eCOST as of the date of the opinion. It does not address the relative merits of the merger or any alternatives to the merger. Further, it does not address eCOST’s underlying decision to proceed with or effect the merger, or any other aspect of the merger.
      In connection with its opinion, Thomas Weisel Partners, among other things:

•	reviewed certain publicly available financial and other data, including financial forecasts, with respect to eCOST and PFSweb, including the consolidated financial statements for recent years and interim periods to September 30, 2005, and certain other relevant financial and operating data relating to eCOST and PFSweb made available to Thomas Weisel Partners from published sources and from the internal records of eCOST and PFSweb;

•	reviewed the financial terms and conditions of the merger agreement draft dated as of November 23, 2005;

•	reviewed certain publicly available information concerning the trading of, and the trading market for, eCOST’s common stock and PFSweb’s common stock;

•	compared eCOST and PFSweb from a financial point of view with certain other publicly traded companies which Thomas Weisel Partners deemed to be relevant;

•	considered the financial terms, to the extent publicly available, of selected recent business combinations of companies which Thomas Weisel Partners deemed to be comparable, in whole or in part, to the merger;

•	reviewed and discussed with representatives of the management of eCOST and PFSweb certain information of a business and financial nature regarding eCOST and PFSweb, furnished to Thomas Weisel Partners by eCOST and PFSweb, including financial forecasts and related assumptions of eCOST and PFSweb;

•	made inquiries regarding and discussed the merger and the merger agreement and other matters related thereto with eCOST’s counsel; and

•	performed such other analyses and examinations as Thomas Weisel Partners deemed appropriate.
      In preparing its opinion, Thomas Weisel Partners did not assume any responsibility independently to verify the foregoing information and have relied on its being accurate and complete in all material aspects. Thomas Weisel Partners also made the following assumptions:

•	with respect to the financial forecasts for eCOST and PFSweb provided to Thomas Weisel Partners by their respective management, Thomas Weisel Partners assumed, upon the advice of and with the consent of eCOST, for purposes of its opinion that such forecasts (including the assumptions regarding cost synergies) have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective management at the time of preparation as to the future financial performance of eCOST and PFSweb and that they provide a reasonable basis on which Thomas Weisel Partners can form its opinion;

•	that there have been no material changes in the assets, financial condition, results of operations, business or prospects of eCOST or PFSweb since the respective dates of their last financial statements made available to Thomas Weisel Partners;

•	that the merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations;

•	that the merger will be recorded as a purchase under generally accepted accounting principles;

•	that the merger will be treated as a tax-free reorganization for federal income tax purposes and will not cause Section 355(e) of the Internal Revenue Code to apply to the spin-off distribution of shares of eCost common stock by PC Mall, Inc.; and

•	that the merger will be consummated in accordance with the terms described in the merger agreement, that the final merger agreement will not differ in any respect material to Thomas Weisel Partners’ opinion from the November 23, 2005 draft review by Thomas Weisel Partners, and without waiver by eCOST of any of the conditions to its obligations thereunder.
In addition,

•	Thomas Weisel Partners relied on advice of counsel and independent accountants to eCOST as to all legal and financial reporting matters with respect to eCOST, the merger, and the merger agreement;

•	Thomas Weisel Partners did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of eCOST or PFSweb, nor was Thomas Weisel Partners furnished with any such appraisals; and

•	Thomas Weisel Partners’ opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to Thomas Weisel Partners as of, the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Thomas Weisel Partners has not assumed any obligation to update, revise or reaffirm its opinion.
      The following represents a brief summary of the material financial analyses performed by Thomas Weisel Partners in connection with providing its opinion to the board of directors of eCOST. Some of the summaries of financial analyses performed by Thomas Weisel Partners include information presented in tabular format. In order to fully understand the financial analyses performed by Thomas Weisel Partners, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Thomas Weisel Partners.

Selected publicly traded company analysis
      Thomas Weisel Partners calculated the implied per share value of eCOST and implied exchange ratio based on multiples of enterprise value, which Thomas Weisel Partners defined as market capitalization plus net debt plus convertible preferred stock, to (1) the last twelve months revenues and gross profit, (2) calendar year 2005 and 2006 estimated revenues, and (3) calendar year 2005 and 2006 estimated gross profit, for four consumer electronics resellers with a primary online distribution channel. Projected 2005 and 2006 information for eCOST was based on projections of eCOST management. Projections for the selected companies was based on public filings, published Wall Street research analysts’ reports and forecasts and other publicly available third party sources. Thomas Weisel Partners believes that the four companies listed below have operations similar to some of eCOST’s operations, but noted that none of these companies has the same management, composition, size or combination of businesses as eCOST:

•	Insight Enterprises;

•	PC Connection Inc.;

•	PC Mall Inc.; and

•	Zones Inc.

      The following table sets forth the range of multiples, implied per share value of eCOST and implied exchange ratios (based on the $1.39 per share market price of PFSweb on November 28, 2005) indicated by this analysis:

	Enterprise Value/		Enterprise Value/
	LTM Revenue		LTM Gross Profits

Third Quartile	0.2	x	1.6	x
Mean	0.2	x	1.4	x
Median	0.1	x	1.1	x
First Quartile	0.1	x	1.0	x
Implied eCOST Enterprise Value (millions)	$22.0-$33.1		$14.8-$21.7
Implied eCOST Equity Value (millions)	$28.3-$38.4		$21.1-$27.9
Implied eCOST Per Share Value	$1.57-$2.13		$1.17-$1.55
Implied eCOST Exchange Ratio	1.1308x-1.5328	x	0.8439x-1.1163	x

			Enterprise Value/
	Enterprise Value/		Gross Profits
	Revenue 2005E		2005E

Third Quartile	0.2	x	1.8	x
Mean	0.2	x	1.5	x
Median	0.1	x	1.0	x
First Quartile	0.1	x	0.9	x
Implied eCOST Enterprise Value (millions)	$19.7-$32.2		$12.5-$20.0
Implied eCOST Equity Value (millions)	$26.0-$38.5		$18.8-$26.3
Implied eCOST Per Share Value	$1.44-$2.13		$1.04-$1.46
Implied eCOST Exchange Ratio	1.0374x-1.5347	x	0.7513x-1.0488	x

			Enterprise Value/
	Enterprise Value/		Gross Profits
	Revenue 2006E		2006E

Third Quartile	0.2	x	1.7	x
Mean	0.2	x	1.3	x
Median	0.1	x	1.0	x
First Quartile	0.1	x	0.8	x
Implied eCOST Enterprise Value (millions)	$22.4-$36.7		$18.2-$29.2
Implied eCOST Equity Value (millions)	$28.7-$43.0		$24.5-$35.5
Implied eCOST Per Share Value	$1.59-$2.38		$1.36-$1.97
Implied eCOST Exchange Ratio	1.1476x-1.7164	x	0.9772x-1.4154	x
      The implied exchange ratios above were each based on a range of multiples of first quartile to mean. The quartiles were calculated using statistical interpolation to divide the probability distribution into four equal areas.
      The multiples derived from the implied estimated enterprise values, revenues and gross profit of the companies listed above were calculated using data that excluded all extraordinary items, non recurring charges, and merger-related expenses. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by eCOST’s applicable historical and projected estimated revenues and gross profit to calculate the resulting price ranges listed above.
      While the selected publicly traded company analysis compared eCOST to consumer electronics resellers with a primary online distribution channel, Thomas Weisel Partners did not include every company that could be deemed to be a participant in this same industry, or in any specific sectors of this industry.

Contribution analysis
      Thomas Weisel Partners analyzed the relative contributions of eCOST and PFSweb to the pro forma combined company with respect to estimated revenue and gross profit for the 2005 and 2006 fiscal years and estimated earning before interest, tax, depreciation and amortization (EBITDA) for the 2006 fiscal year. Thomas Weisel Partners then calculated a per share valuation for eCOST based on its percentage contribution to the combined company for each operating metric. The following table shows the implied percentage contributions of eCOST and PFSweb to revenue, gross profit and EBITDA for such periods:

	% Contribution
			Implied	Implied	Implied Per	Implied
	eCOST	PFSweb	Enterprise Value	Equity Value	Share Value	Exchange Ratio

FY 2005 ($ millions) Revenue	36.2%	63.8%	$26.0	$32.2	$1.79	1.2871x
Gross Profit	30.1%	69.9%	$19.8	$26.1	$1.45	1.0411x
EBITDA	NM	NM %	$ NM	$ NM	$ NM	NMx
FY 2006 ($ millions)
Revenue	41.0%	59.0%	$31.8	$38.1	$2.11	1.5205x
Gross Profit	41.4%	58.6%	$32.3	$38.6	$2.14	1.5410x
EBITDA	10.3%	89.7%	$5.2	$11.5	$0.64	0.4629x
      Based on the market equity value of PFSweb, these contributions translate into per share equity valuations for eCOST ranging from $1.45 to $1.79 in 2005 and from $0.64 to $2.14 in 2006. Based on the $1.39 per share market price of PFSweb on November 28, 2005, these contributions translate into an implied exchange ratio for eCOST of NM (not meaningful) to 1.2871x in 2005 and of 0.4629x to 1.5410x in 2006.

Discounted cash flow analysis
      Thomas Weisel Partners used cash flow forecasts of eCOST for calendar years 2005 through 2009, as projected by eCOST’s management, to perform a discounted cash flow analysis. In conducting this analysis, Thomas Weisel Partners assumed that eCOST would perform in accordance with these forecasts. Thomas Weisel Partners also assumed $10 million of convertible preferred equity (net of transaction expenses) would be issued by eCOST in 2006 in order to capitalize the business through 2009. Thomas Weisel Partners first estimated the discounted value of the projected cash flows using discount rates ranging from 15.0% to 25.0%, which range of discounted rates were selected based upon a weighted average cost of capital analysis for eCOST and other companies used in the selected publicly traded companies analysis. Thomas Weisel Partners then estimated the terminal value by applying exit multiples to eCOST’s estimated 2009 EBITDA, which multiples ranged from 6.0x to 9.0x. Thomas Weisel Partners then discounted the terminal value to present values using discount rates ranging from 15.0% to 25.0%. This analysis indicated a range of enterprise values, from which net debt was subtracted, to calculate a range of equity values. Thomas Weisel Partners performed this analysis assuming $10 million in equity was converted at the market price of eCOST on November 29, 2005 (the as-converted analysis) and assuming the $10 million in equity was not converted (the non-converted analysis). The non-converted analysis implied per share values ranging from $1.23 to $2.38 and the as-converted analysis implied per share values of $1.27 to $2.10. Based on the $1.39 per share market price of PFSweb on November 28, 2005, this analysis implies an exchange ratio for eCOST ranging from 0.8896x to 1.7147x in the non-converted analysis and 0.9174x to 1.5086x in the as-converted analysis.

Selected transactions analysis
      Based on public and other available information, Thomas Weisel Partners calculated enterprise value, which Thomas Weisel Partners defined as market capitalization plus net debt plus redeemable convertible preferred stock, as a multiple of revenue and gross profit for the last 12 months and the next 12 months in nine selected acquisitions of consumer electronics resellers and eCommerce companies with a transaction value below $100 million that have been announced since January 1, 2001. Projected financial information for eCOST was based on projections of eCOST management. The acquisitions reviewed in this analysis were the following:

Announcement Date	Name of acquiror	Name of target

June 29, 2004	Sportsman’s Guide	The Golf Warehouse
July 1, 2004	eBay Inc.	Baazee.com
January 29, 2004	Blyth Inc.	Walter Drake
December 17, 2002	Alloy Inc.	Old Glory Boutique
November 11, 2002	Network Engines	TidalWire
March 26, 2002	PC Connection	MoreDirect.com
December 4, 2001	Global Sports	Ashford.com
July 24, 2001	Forsyth Technology	Enterprise Computing
May 30, 200	PC Connection	Cyberian Outpost
      The following table sets forth the range of multiples, implied per share value of eCOST and implied exchange ratios (based on the $1.39 per share market price of PFSweb on November 28, 2005) indicated by this analysis:

	Announced				Announced
	Enterprise Value/Revenue				Enterprise Value/Gross Profit

	LTM		NTM		LTM		NTM

Third Quartile	0.7	x	0.3	x	1.3	x	1.0	x
Mean	0.4	x	0.2	x	1.1	x	0.8	x
Median	0.5	x	0.1	x	0.9	x	0.4	x
First Quartile	0.1	x	0.1	x	0.7	x	0.3	x
Implied eCOST Enterprise Value (millions)	$21.0-$76.7		$16.0-$47.8		$9.6-$15.6		$7.0-$16.6
Implied eCOST Equity Value (millions)	$27.3-$83.0		$22.3-$54.1		$15.9-$21.9		$13.3-$22.9
Implied eCOST Per Share Value	$1.52-$4.59		$1.24-$3.00		$0.89-$1.22		$0.74-$1.27
Implied eCOST Exchange Ratio	1.0918x-3.3064	x	0.8931x-2.1568	x	0.6382x-0.8749	x	0.5331x-0.9147	x
      The implied values of eCOST above were each based on a range of multiples of first quartile to mean. In each case, Thomas Weisel Partners multiplied the ratios derived from its analysis by eCOST’s estimated revenue and gross profit to calculate the resulting price ranges listed above.
      No company or transaction used in the selected company or selected transactions analyses is identical to eCOST or the merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which eCOST, PFSweb, and the merger are being compared.

Premiums paid analysis
      Based on public information, Thomas Weisel Partners reviewed the consideration paid in 24 stock-for-stock acquisitions announced since January 1, 2002 with transaction values between $10 and $100 million. Thomas Weisel Partners calculated the implied per share value of eCOST and implied exchange ratios based on premiums paid in the transactions over the exchange ratio for the acquiror and the acquired company as of one day prior to the announcement of the acquisition and over the one week and thirty day periods prior to the announcement of the acquisition.

      The following table sets forth the range of premiums, implied per share value of eCOST and implied exchange ratios (based on the $1.39 per share market price of PFSweb on November 28, 2005) indicated by this analysis:

	Average Exchange Ratio

Transactions Since 1/1/02	1 Day		1 Week		30 Days

3rd Quartile	28.3%		30.3%		25.7%
Mean	17.9%		18.4%		20.4%
Median	22.0%		19.7%		14.5%
1st Quartile	2.8%		4.7%		7.1%
Implied eCOST Enterprise Value (millions)	$22.1-$22.9		$23.9-$31.3		$21.9-$26.8
Implied eCOST Equity Value (millions)	$28.4-$35.4		$30.2-$37.6		$28.2-$33.1
Implied eCOST Per Share Value	$1.57-$1.96		$1.68-$2.09		$1.56-$1.84
Implied eCOST Exchange Ratio	1.1326x-1.4121	x	1.2060x-1.5013	x	1.1265x-1.3214	x
      The implied values of eCOST above were each based on a range of multiples of first quartile to third quartile.
      The foregoing description is only a summary of the analyses and examinations that Thomas Weisel Partners deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Thomas Weisel Partners. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description. Thomas Weisel Partners believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the board of directors of eCOST. In addition, Thomas Weisel Partners may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Thomas Weisel Partners with respect to the actual value of eCOST.
      In performing its analyses, Thomas Weisel Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of eCOST and PFSweb. The analyses performed by Thomas Weisel Partners are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Thomas Weisel Partners with respect to the financial fairness of the exchange ratio to be received by holders of shares of eCOST common stock pursuant to the merger as of the date of the opinion, and were provided to the board of directors of eCOST in connection with the delivery of the Thomas Weisel Partners’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. The consideration to be received by the holders of shares of eCOST common stock in the merger is based upon a fixed exchange ratio and, accordingly, the market value of the consideration may vary significantly from the price on the date of Thomas Weisel Partners’ opinion.
      As described above, Thomas Weisel Partners’ opinion and presentation were among the many factors that the board of directors of eCOST took into consideration in making its determination to approve the merger agreement, and to recommend that eCOST’s stockholders approve the merger agreement.
      Thomas Weisel Partners is acting as eCOST’s exclusive financial advisor in connection with the merger. Pursuant to the terms of the engagement, eCOST has paid Thomas Weisel Partners a fee equal to $600,000. Thomas Weisel Partners may be entitled to receive a fee in the event that the merger is not consummated but eCOST consummates an alternative transaction within 12 months of the expiration or termination of Thomas Weisel Partners’ engagement, which fee is contingent upon the consummation of such alternative transaction. In addition, eCOST has agreed to reimburse Thomas Weisel Partners for its expenses incurred in connection with its engagement, including the reasonable fees and expenses of its legal counsel and any other professionals retained by Thomas Weisel Partners. eCOST has also agreed to indemnify Thomas Weisel Partners and related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws. In the ordinary course of its business, Thomas Weisel Partners actively trades the equity securities of eCOST and PFSweb for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Thomas Weisel Partners has performed various investment banking services for eCOST.
Regulatory Approvals Required for the Merger
      PFSweb’s acquisition of eCOST is not subject to review by the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission. Neither PFSweb nor eCOST believes that any governmental or regulatory approvals are required to complete the merger.
Material United States Federal Income Tax Consequences of the Merger
      The following discussion describes the material U.S. federal income tax consequences of the merger to eCOST, U.S. holders (as defined below) of eCOST common stock, PFSweb and its stockholders. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws, or any other federal tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial opinions, and administrative pronouncements and published rulings of the IRS, all as in effect on the date of this joint proxy statement/ prospectus. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the merger, or that any such contrary position would not be sustained by a court.
      This discussion is limited to U.S. holders who hold their shares of eCOST common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular stockholder in light of the stockholder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to stockholders subject to special rules under the U.S. federal income tax laws, including U.S. expatriates, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons holding eCOST common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, and persons who acquired their shares of eCOST common stock upon the exercise of stock options or as compensation.
      For purposes of this discussion, the term “U.S. holder” means a beneficial owner of eCOST common stock who is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.
      If a partnership (or other entity or arrangement taxed as a partnership for U.S. federal income tax purposes) holds eCOST common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors regarding the tax consequences of the merger to them.
      We recommend that eCOST stockholders consult their tax advisors regarding the U.S. federal income tax consequences of the merger to them in light of their particular circumstances, as well any tax consequences arising under any state, local or foreign tax laws or any other federal tax laws.

Structure of the Merger
      As a condition to completing the merger, eCOST must receive from Latham & Watkins LLP an opinion dated as of closing that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. The opinion will be based on customary factual assumptions and representations, as set forth in representation letters to be delivered by each of eCOST and PFSweb at the time of closing, which assumptions and representations must continue to be true and accurate in all respects as of the closing. The opinion also will assume that the merger will be completed according to the terms of the merger agreement. An opinion of counsel represents such counsel’s best legal judgment and is not binding on the IRS or any court.

Tax Consequences of the Merger
      If the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences to eCOST stockholders who participate in the merger will be as follows.

•	You generally will not recognize any gain or loss on the receipt of PFSweb common stock in exchange for your eCOST common stock in the merger.

•	Your aggregate tax basis in (i) the shares of PFSweb common stock received in the merger and (ii) any fractional shares of PFSweb common stock for which you receive cash, will be the same as your aggregate tax basis in the eCOST common stock exchanged in the merger.

•	Your holding period in the shares of PFSweb common stock received in the merger will include the holding period of the eCOST common stock exchanged therefor.

•	If you receive cash in lieu of a fractional share of PFSweb common stock, you generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and your tax basis in the fractional share.
      No gain or loss will be recognized by eCOST, PFSweb or its stockholders as a result of the merger.
     Backup Withholding
      Non-corporate holders of eCOST common stock may be subject to backup withholding on any cash payments received in the merger. However, backup withholding may be avoided if a stockholder (1) furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or any substitute form included in the letter of transmittal to be delivered to eCOST stockholders following the completion of the merger, (2) provides a certification of foreign status on the applicable IRS Form W-8, or (3) is otherwise exempt from backup withholding and properly establishes such exemption. Backup withholding is not an additional tax, and any amounts withheld may be allowed as a refund or credit against a stockholder’s U.S. federal income tax liability, provided the stockholder furnishes the required information to the IRS.

      The tax consequences of the merger to each eCOST stockholder will depend on each stockholder’s particular circumstances. We recommend eCOST stockholders consult their tax advisors regarding the U.S. federal income tax consequences of the merger to them in light of their individual circumstances, as well as any tax consequences arising under any state, local or foreign tax laws or any other federal tax laws.
Accounting Treatment
      The merger will be accounted for using the purchase method of accounting under U.S. generally accepted accounting principles. Under the purchase method of accounting, the purchase price in the merger is allocated among the eCOST assets acquired and the eCOST liabilities assumed to the extent of their fair market value, with any excess purchase price being allocated to goodwill. The allocation of the purchase price to the assets and liabilities of eCOST contained in this document is preliminary. The final allocation of the purchase price will be determined after the merger is completed and after completion of an analysis to determine the assigned fair values of eCOST’s assets and liabilities. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements of PFSweb and eCOST” beginning on page 17.
Public Trading Markets
      PFSweb has agreed to use reasonable best efforts to cause the shares of PFSweb common stock to be issued in the merger to be approved for listing on the Nasdaq Capital Market prior to the completion of the merger. It is a condition to the completion of the merger that the shares of PFSweb common stock issuable in the merger be approved for listing on the Nasdaq Capital Market.
      If the merger is completed, eCOST common stock will be delisted from the Nasdaq National Market.
Resales of PFSweb Common Stock
      In general, shares of PFSweb common stock issued to eCOST stockholders pursuant to the merger will be freely transferable, except for any shares received by persons who may be deemed to be “affiliates” of the parties under the Securities Act of 1933, as amended. Persons who may be deemed to be “affiliates” include individuals or entities that control, are controlled by, or are under common control with a person, and may include officers and directors, as well as significant stockholders. Affiliates may sell their shares of PFSweb common stock only pursuant to an effective registration statement under the Securities Act covering the resale of those shares, an exemption under Rule 145(d) of the Securities Act or any other applicable exemption under the Securities Act. PFSweb’s registration statement on Form S-4, of which this joint proxy statement/ prospectus constitutes a part, does not cover the resale of PFSweb common stock received by affiliates in the merger.
Interests of Directors and Officers of eCOST in the Merger
      In considering the recommendation of the eCOST board of directors regarding the merger, eCOST stockholders should be aware that certain executive officers and directors of eCOST have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of eCOST stockholders generally. The eCOST board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Indemnification; Directors’ and Officers’ Insurance
      Pursuant to the merger agreement, the indemnification provided to eCOST’s directors and officers in eCOST’s certificate of incorporation, bylaws and any indemnification agreements will continue in full force and effect for a period of six years after the completion of the merger. In addition, for a period of six years, PFSweb must obtain directors and officer insurance for eCOST’s directors and officers, with coverage that is no less favorable than eCOST’s existing policy, or if the annual cost of such a policy exceeds 150% of the cost of eCOST’s current policy, then the maximum coverage available for such a premium.

PFSweb Stock Options
      The board of directors of PFSweb has authorized and approved the granting of approximately 700,000 options to purchase shares of PFSweb common stock to various officers and key employees of eCOST. These options will:

•	be issued under the PFSweb stock option plan as of the closing date of the merger;

•	have an exercise price equal to the closing price of the PFSweb common stock on the Nasdaq Capital Market as of the date of issuance; and

•	be subject to cumulative quarterly vesting over a three year period commencing on the date of grant.
Adam Shaffer, the Chief Executive Officer of eCOST, will receive 350,000 PFSweb options and Gary Guy, President of eCOST, will receive 200,000 PFSweb options.
Management and Operations Following the Merger
      Upon completion of the merger, eCOST will be a wholly-owned subsidiary of PFSweb, and the sole member of the board of directors of eCOST will be Mark Layton, Chairman and Chief Executive Officer of PFSweb, all of the executive officers of PFSweb will remain with PFSweb in their current capacities, and Adam Shaffer will continue as Chief Executive Officer of eCOST, subject to the terms of his employment agreement with eCOST. Under the terms of his employment agreement, Mr. Shaffer serves as an employee at will, subject to his right to receive a severance payment equal to six months base salary in the event his employment is terminated by eCOST without cause.
Appraisal Rights
      Appraisal rights are statutory rights that enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the laws of Delaware, which is the state of incorporation of PFSweb and eCOST. As a result of these exceptions, neither PFSweb stockholders nor eCOST stockholders are entitled to appraisal rights in the merger.
THE MERGER AGREEMENT
      The following summary describes specified aspects of the merger agreement. This discussion does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which is attached as Annex A and incorporated herein by reference. We urge you to read the merger agreement carefully and in its entirety.
Structure of the Merger
      In accordance with the terms and subject to satisfaction or waiver of the conditions set forth in the merger agreement, Red Dog Acquisition Corp., a newly formed and wholly owned subsidiary of PFSweb, will merge with and into eCOST. The separate corporate existence of Red Dog will then cease, and eCOST will then continue as the surviving corporation in the merger and will be a wholly owned subsidiary of PFSweb.

Effective Time of the Merger
      The closing of the merger will take place when all of the conditions contained in the merger agreement are satisfied or waived. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger.
Conversion of Securities
      Upon completion of the merger of Red Dog with and into eCOST, each share of eCOST common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into the right to receive one share of PFSweb common stock. Each share of eCOST common stock held in the treasury by eCOST or by PFSweb or Red Dog, immediately prior to the completion of the merger will be canceled without any payment of consideration.
      The exchange ratio, which equals one share of PFSweb common stock for each share of eCOST common stock, will be equitably adjusted for any stock dividend, stock split, subdivision, reclassification, recapitalization, combination, exchange of shares or similar event with respect to shares of PFSweb common stock or eCOST common stock effected between the date of the merger agreement and the completion of the merger.
      Promptly after completion of the merger, PFSweb’s transfer agent will mail to former eCOST stockholders a letter of transmittal and instructions to be used in surrendering stock certificates that represented shares of eCOST common stock prior to the completion of the merger. When a former eCOST stockholder delivers these certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, the former eCOST stockholder will receive PFSweb stock certificates representing the number of whole shares of PFSweb common stock to which the stockholder is entitled under the merger agreement and cash in lieu of any fractional shares of PFSweb common stock.
Treatment of eCOST Stock Options
      Upon completion of the merger, all options to purchase eCOST common stock then outstanding under eCOST’s stock option plans and option agreements, if not sooner exercised in accordance with their terms, will be cancelled.
Representations and Warranties
      In the merger agreement, eCOST and PFSweb (along with Red Dog) made representations and warranties to each other about their respective companies consistent with representations and warranties made by companies engaging in similar transactions. The representations and warranties given by eCOST, PFSweb and Red Dog will not survive completion of the merger.
      These representations and warranties are qualified by information in confidential disclosure memoranda that the parties exchanged in connection with signing the merger agreement. The merger agreement is attached as Annex A to provide you with information regarding its terms and conditions. It is not intended to provide any other factual information about the parties. Such information can be found elsewhere in this joint proxy statement/ prospectus and in the other public filings each of the parties makes with the SEC, which are available without charge at www.sec.gov.
Conduct of Business by eCOST Prior to Completion of the Merger
      eCOST has agreed that, subject to certain specified exceptions, prior to the completion of the merger, it will conduct operations only in the ordinary and usual course of business consistent with past practice. In addition, eCOST will not, between the date of the merger agreement and the completion of the merger, do any of the following without PFSweb’s prior written consent:

•	amend its certificate of incorporation or bylaws;

•	issue, sell, pledge, dispose of, grant, transfer or encumber any of its capital stock, convertible securities, or options, warrants or other rights to acquire any capital stock or convertible securities, other than the issuance of eCOST common stock upon the exercise of options outstanding as of the date of the merger agreement;

•	sell, pledge, dispose, transfer, lease, license, guarantee or encumber any material property or assets, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice;

•	enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

•	declare or pay any dividends or make other distributions;

•	enter into any agreement with respect to the voting of its capital stock;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any of its capital stock;

•	acquire any interest in any person or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred pursuant to agreements in effect at the time of the merger agreement;

•	terminate, cancel or agree to any material change in any material contract;

•	increase the compensation or benefits of directors, officers or employees, except as otherwise required by existing commitments or policies;

•	grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any benefit plan;

•	pay, discharge or satisfy any material claims, liabilities or obligations, except in the ordinary course of business;

•	accelerate or delay collection of material notes and accounts receivable in advance or beyond their regular due dates;

•	delay or accelerate payment of material accounts payable in advance of their due dates;

•	make any material change in accounting policies or procedures other than in the ordinary course of business consistent with past practice or as required by United States generally accepted accounting principles or by a government entity;

•	waive, release, assign, settle or compromise any material claims, litigation or arbitration;

•	make any material tax election, settle or compromise any material tax liability, amend any material tax return or file any tax refund for any material amount;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement;

•	knowingly act in a manner intended or reasonably expected to materially delay the consummation of the merger or result in any of the conditions to the merger not being satisfied; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.
Conduct of Business by PFSweb Prior to Completion of the Merger
      PFSweb has agreed that it will not, between the date of the merger agreement and the completion of the merger, do any of the following without eCOST’s prior written consent:

•	amend its certificate of incorporation or bylaws;

•	issue, sell, pledge, dispose of, grant, transfer or encumber any of its capital stock, convertible securities, or options, warrants or other rights to acquire any capital stock or convertible securities, other than the issuance of PFsweb common stock upon the exercise of options outstanding as of the date of the merger agreement and the issuance of PFSweb common stock options in the ordinary course of business;

•	sell, pledge, dispose, transfer, lease, license, guarantee or encumber any material property or assets, except pursuant to existing contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice;

•	enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

•	declare or pay any dividends or make other distributions;

•	enter into any agreement with respect to the voting of its capital stock;

•	reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire any of its capital stock;

•	acquire any interest in any person or any assets, other than acquisitions of assets in the ordinary course of business consistent with past practice;

•	incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred pursuant to agreements in effect at the time of the merger agreement;

•	terminate, cancel or agree to any material change in any material contract;

•	increase the compensation or benefits of directors, officers or employees, except as otherwise required by existing commitments or policies;

•	grant any rights to severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee;

•	amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any benefit plan;

•	pay, discharge or satisfy any material claims, liabilities or obligations, except in the ordinary course of business;

•	accelerate or delay collection of material notes and accounts receivable in advance or beyond their regular due dates;

•	delay or accelerate payment of material accounts payable in advance of their due dates;

•	make any material change in accounting policies or procedures other than in the ordinary course of business consistent with past practice or as required by United States generally accepted accounting principles or by a government entity;

•	waive, release, assign, settle or compromise any material claims, litigation or arbitration;

•	make any material tax election, settle or compromise any material tax liability, amend any material tax return or file any tax refund for any material amount;

•	modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement;

•	knowingly act in a manner intended or reasonably expected to materially delay the consummation of the merger or result in any of the conditions to the merger not being satisfied; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.
Additional Agreements

Stockholder Meetings
      PFSweb has agreed to call and hold a meeting of its stockholders for the purpose of voting upon the approval of the issuance of PFSweb common stock pursuant to the merger agreement and the charter amendment to increase the number of authorized shares of PFSweb common stock as promptly as reasonably practicable after the date on which the registration statement covering those shares of PFSweb common stock becomes effective with the SEC. In connection with the PFSweb stockholder meeting, the PFSweb board of directors will use its reasonable best efforts to obtain PFSweb stockholder approval, will recommend that PFSweb stockholders approve the issuance of the PFSweb common stock pursuant to the merger agreement and approve the charter amendment to increase the number of authorized shares, and will not withdraw or adversely modify its recommendation.
      eCOST has agreed to call and hold a meeting of its stockholders for the purpose of voting on the adoption of the merger agreement as promptly as reasonably practicable after the date on which the registration statement covering the shares of PFSweb common stock to be issued in the merger becomes effective with the SEC. Subject to the fiduciary duty exceptions described in the merger agreement and other applicable laws, the eCOST board of directors will use its reasonable best efforts to obtain eCOST stockholder approval, will recommend that the eCOST stockholders approve the merger agreement, and will not withdraw or adversely modify its recommendation.

Access to Information and Confidentiality
      Each of PFSweb and eCOST has agreed to provide access to its books and records to the other party and its officers, employees and other representatives, and to comply with its obligations under confidentiality agreements among the parties.

Consents and Filings
      PFSweb and eCOST have agreed to use their reasonable best efforts to take all necessary action to consummate the transactions contemplated by the merger agreement, obtain any required consents and licenses, and make all necessary filings.

Employee Benefits
      With respect to each PFSweb employee benefit plan in which eCOST employees participate after the merger (other than stock option plans), eCOST employees will be granted credit for service with eCOST for purposes of determining vesting and entitlement to benefits, except to the extent such service credit will result in the duplication of benefits or to the extent that service was not recognized under the eCOST employee benefit plan.
Indemnification of Officers and Directors
      The merger agreement provides that all rights to indemnification in effect as of the date of the merger agreement as provided in eCOST’s certificate of incorporation, bylaws and any indemnification agreements will survive the merger and will continue in full force and effect and be honored, without any amendment, for a period of six years after the completion of the merger.
      In addition, for a period of six years, PFSweb must obtain director and officer insurance policy for eCOST’s directors and officers, with coverage that is no less favorable than eCOST’s existing policy, or if the annual cost of such a policy exceeds 150% of the cost of eCOST’s current policy, then the maximum coverage available for such a premium.
Tax-Free Reorganization Treatment
      PFSweb and eCOST intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Each party and their respective subsidiaries will use their reasonable best efforts to take any action necessary for the merger to qualify as a reorganization, and neither party or their respective subsidiaries will take any action that could reasonably be expected to prevent the merger from qualifying as a reorganization. For a description of the material U.S. federal income tax consequences of the merger, see “The Merger — Material United States Federal Income Tax Consequences” on page 80.
No Solicitation of Other Transactions
      The merger agreement provides that eCOST and its subsidiaries will not, through any representatives or otherwise:

•	initiate, solicit, knowingly encourage, or take any other action to facilitate any acquisition proposal (as defined below);

•	participate or engage in any discussions or negotiations regarding, or furnish any nonpublic information with respect to, or facilitate any inquiries or proposals that may reasonably be expected to lead to an acquisition proposal;

•	engage in discussions with any person with respect to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any agreement, commitment or understanding contemplating or relating to any acquisition proposal;
provided that, eCOST may, in response to an acquisition proposal that was not solicited after the date of the merger agreement or in violation of the terms of the merger agreement, participate in discussions or negotiations with or furnish information to any person that makes an acquisition proposal if:

•	the discussions, negotiations or furnishing of information to that person is subject to a confidentiality agreement containing customary terms and conditions;

•	the eCOST board of directors reasonably determines in good faith, after consultation with its outside legal counsel and financial advisor, that the acquisition proposal could reasonably be expected to lead to a superior proposal (as defined below); and

•	the eCOST board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that a failure to participate in the discussions or negotiations or furnish information to that person would be inconsistent with its fiduciary duties under applicable law.

In addition, eCOST has agreed that the eCOST board of directors will not withdraw, modify or amend in a manner adverse to PFSweb its recommendation of the approval of the merger agreement by eCOST stockholders. However, the eCOST board of directors may withdraw, modify or amend its recommendation of the merger if, following receipt of a superior proposal:

•	eCOST has complied with the non-solicitation provisions of the merger agreement;

•	the eCOST board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that a failure to withdraw, modify or amend its recommendation would be inconsistent with its fiduciary duties under applicable laws; and

•	prior to withdrawing, modifying or amending its recommendation, the eCOST board of directors has given PFSweb at least five days’ notice of its intention to take such action and the opportunity to meet with eCOST and its outside counsel and financial advisor.
      In addition, eCOST has agreed to promptly advise PFSweb of any request for information with respect to any acquisition proposal or any inquiries, proposals, discussions or negotiations with respect to any acquisition proposal, and promptly provide to PFSweb copies of any written materials received in connection with the foregoing. With respect to any superior proposal, eCOST must provide PFSweb with an opportunity during the five-day period described above to negotiate revisions to the terms of the merger agreement for the good faith consideration by eCOST’s board of directors.
      The merger agreement defines an “acquisition proposal” as any offer or proposal concerning any of the following:

•	a merger, consolidation, business combination or similar transaction involving eCOST;

•	a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise of assets of eCOST that represent 20% or more of the consolidated assets of eCOST and its subsidiaries;

•	an issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of voting power of eCOST;

•	a transaction in which any person or group acquires beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of eCOST’s outstanding voting capital stock; or

•	any combination of the foregoing (other than the merger contemplated by the merger agreement).
      The merger agreement defines a “superior proposal” as a bona fide written offer made by any person other than PFSweb or Red Dog that:

•	is not solicited by eCOST in violation of the non-solicitation provisions of the merger agreement;

•	concerns an acquisition proposal involving eCOST, except that for purposes of this definition references in the above definition of acquisition proposal to “20%” are changed to “50%”;

•	is on terms that the eCOST board of directors in good faith concludes (following consultation with its financial advisors and outside legal counsel) are more favorable to eCOST stockholders than the transactions contemplated by the merger agreement; and

•	is, in the good faith judgment of the eCOST board of directors, reasonably likely to be financed and completed on the terms proposed, taking into account the various legal, financial and regulatory aspects of the proposal.

Conditions to Completion of the Merger
      The respective obligations of PFSweb and eCOST to effect the merger are subject to the satisfaction or waiver, prior to the completion of the merger, of customary conditions, including the following:

•	the registration statement covering the shares of PFSweb common stock to be issued to eCOST stockholders in the merger has been declared effective by the SEC and no stop order suspending the effectiveness of the registration statement has been issued or threatened by the SEC;

•	the merger agreement, the merger and the other transactions contemplated by the merger agreement (including the issuance of the shares of PFSweb common stock and the PFSweb charter amendment to increase the number of authorized shares) have been approved by the requisite vote of the stockholders of PFSweb and eCOST;

•	no governmental agency or court has issued any order, decree, judgment or injunction that prevents or prohibits consummation of the completion of the merger or any other transaction contemplated by the merger agreement;

•	all material consents, approvals and authorizations of any governmental entity have been obtained; and

•	the shares of PFSweb common stock issuable to the eCOST stockholders in the merger have been approved for listing on the Nasdaq Capital Market.
      In addition, the obligations of PFSweb and Red Dog to effect the merger are subject to the satisfaction or waiver, prior to the completion of the merger, of each of the following conditions:

•	the representations and warranties of eCOST will be true and correct as of the date the merger is to be completed, except where the failure of those representations and warranties to be true and correct would not have a material adverse effect on eCOST;

•	eCOST has performed or complied in all material respects with all material agreements and covenants required by the merger agreement to be performed or complied with prior to the date the merger is to be completed;

•	eCOST has obtained all material consents, approvals and authorizations required pursuant to the merger agreement;

•	since the date of the merger agreement, no event will have occurred that has a material adverse effect on eCOST;

•	eCOST’s chief executive officer and chief financial officer have not failed to provide, with respect to eCOST’s filings with the SEC after the date of the merger agreement, any necessary certification required by the Sarbanes-Oxley Act;

•	no suit, claim, action, proceeding or investigation shall be or have been instituted, commenced, pending or threatened that is reasonably likely to (i) impose material limitations on the ability of PFSweb effectively to exercise full rights of ownership of eCOST or (ii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, the ability of eCOST to operate its business in the manner presently conducted; and

•	eCOST shall not be in breach of, and no condition, event or act which with the giving of notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under, any indebtedness for borrowed money.
      In addition, the obligations of eCOST to effect the merger are subject to the satisfaction or waiver, prior to the completion of the merger, of each of the following conditions:

•	the representations and warranties of PFSweb and Red Dog will be true and correct as of the date the merger is to be completed, except where the failure of those representations and warranties to be true and correct would not have a material adverse effect on PFSweb;

•	PFSweb has performed or complied in all material respects with all material agreements and covenants required by the merger agreement to be performed or complied with prior to the date the merger is to be completed;

•	PFSweb has obtained all material consents, approvals and authorizations, required pursuant to the merger agreement;

•	since the date of the merger agreement, no event will have occurred that has a material adverse effect on PFSweb;

•	PFSweb’s chief executive officer and chief financial officer have not failed to provide, with respect to PFSweb’s filings with the SEC after the date of the merger agreement, any necessary certification required by the Sarbanes-Oxley Act;

•	eCOST has received a written opinion of Latham & Watkins LLP to the effect that the merger will not cause Section 355(e) of the Internal Revenue Code to apply to the April 2005 spin-off distribution of shares of eCOST common stock; and.

•	eCOST has received a written opinion of Latham & Watkins LLP to the effect that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.
Termination of the Merger Agreement
      The merger agreement may be terminated and the merger may be abandoned at any time prior to the completion of the merger:

•	by mutual written consent of the PFSweb and eCOST boards of directors;

•	by PFSweb or eCOST if:

•	the merger has not been completed prior to February 14, 2006, unless it is the terminating party’s failure to fulfill any obligation under the merger agreement that resulted in the failure of the merger to occur on or before that date;

•	any governmental entity has issued an order or ruling permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, and such order or ruling has become final and nonappealable; or

•	the approval by the stockholders of PFSweb and eCOST required for consummation of the merger is not obtained, unless it is the terminating party’s failure to fulfill any obligation under the merger agreement that resulted in the failure to obtain the approval of such party’s stockholders;

•	by PFSweb if:

•	the eCOST board of directors has: (i) failed to make, or withdrawn or adversely modified its recommendation of the merger, (ii) approved or recommended to its stockholders an acquisition proposal other than that contemplated by the merger agreement or entered into any agreement with respect to an acquisition proposal, (iii) after an acquisition proposal has been made, failed to affirm its recommendation of the merger within five days of any request by PFSweb to do so or (iv) recommended that its stockholders tender their shares in any tender offer or exchange offer that is commenced (other than by PFSweb) which, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock; or

•	there has been a breach by eCOST of any representation, warranty or covenant contained in the merger agreement that (i) would result in eCOST’s failure to satisfy specified merger conditions and (ii) is not cured within 20 days or prior to February 14, 2006, if sooner; provided that PFSweb is not in material breach of its obligations or its representations and warranties under the merger agreement and PFSweb has given eCOST at least 20 days’ prior written notice;

•	by eCOST if:

•	it receives a superior proposal and eCOST has complied with certain obligations under the merger agreement, including (i) giving PFSweb five days’ written notice of the eCOST board of directors’ decision to terminate; (ii) renegotiating in good faith with PFSweb during this five-day period without receiving a competing proposal from PFSweb that eCOST’s board of directors has determined to be as favorable to eCOST’s stockholders as the superior proposal, and (iii) paying PFSweb the termination fee required under the merger agreement (as described below);

•	the PFSweb board of directors has failed to make, or has withdrawn or adversely modified its recommendation of the issuance of shares of PFSweb common stock; or

•	there has been a breach by PFSweb of any representation, warranty or covenant contained in the merger agreement that (i) would result in PFSweb’s failure to satisfy specified merger conditions and (ii) is not cured within 20 days or prior to February 14, 2006, if sooner; provided that eCOST is not in material breach of its obligations or its representations and warranties under the merger agreement and eCOST has given PFSweb at least 20 days’ prior written notice.
Expenses
      Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, PFSweb and eCOST will share equally all expenses related to printing, filing and mailing the registration statement and the joint proxy statement/ prospectus and all SEC filing fees incurred in connection therewith.
Termination Fee
      Under the terms of the merger agreement, eCOST has agreed to pay PFSweb a termination fee of $1.2 million in the event that the merger agreement is terminated:

•	by eCOST because it receives a superior proposal; or

•	by PFSweb because the eCOST board of directors: (1) fails to make, or withdraws or adversely modifies its recommendation to the eCOST stockholders of the merger agreement, (2) approves or recommends an acquisition proposal other than that contemplated by the merger agreement or enters into any agreement with respect to an acquisition proposal, (3) following an acquisition proposal, fails to affirm its recommendation to the eCOST stockholders of the merger agreement within five days of any request by PFSweb to do so or (4) recommends that its stockholders tender their shares in a tender offer or exchange offer that is commenced (other than by PFSweb) which, if successful, would result in any person or group becoming a beneficial owner of 20% or more of eCOST’s outstanding shares of capital stock.
      eCOST will also be required to pay PFSweb the $1.2 million termination fee if all of the following conditions are met:

•	PFSweb or eCOST terminates the merger agreement because the merger has not been completed prior to February 14, 2006 or the eCOST stockholders failed to approve the adoption of the merger:

•	at any time after the date of the merger agreement but before its termination, an acquisition proposal has been publicly made, proposed or communicated; and

•	within twelve months following the termination of the merger agreement, eCOST consummates or enters into an agreement with respect to the acquisition proposal which is subsequently consummated.

Amendment and Waiver
      Subject to applicable law, the parties may amend the merger agreement in writing at any time prior to the completion of the merger. In addition, at any time prior to the completion of the merger, any party to the merger agreement may (1) extend the time for performance of any of the obligations of the other party, (2) waive any inaccuracies in the representations and warranties of the other party and (3) waive compliance by the other party with any of the agreements or conditions in the merger agreement. However, after a party has received the approval of its stockholders, no amendment, extension or waiver can be made that by law or in accordance with the rules of the Nasdaq National Market requires further stockholder approval without such further approval.
VOTING AGREEMENT
      The following summary describes specified aspects of the voting agreement. This discussion does not purport to be complete and is qualified in its entirety by reference to the voting agreement, which is attached as Annex B and incorporated herein by reference. We urge you to read the voting agreement carefully and in its entirety.
      As an inducement to PFSweb and Red Dog to enter into the merger agreement, Frank Khulusi, the Chairman and Chief Executive Officer of PC Mall, the former parent corporation of eCOST, has entered into a voting agreement pursuant to which he has agreed to vote his shares in favor of the adoption of the merger agreement. As of December 21, 2005, Mr. Khulusi beneficially owned 1,988,813 shares of eCOST common stock (representing approximately 11.2% of the voting power of the eCOST common stock outstanding as of such date).
      Pursuant to the terms of the voting agreement, Mr. Khulusi has agreed to vote (1) in favor of the merger, the adoption of the merger agreement and the approval of transactions contemplated by the merger agreement, (2) against any acquisition proposal other than contemplated by the merger agreement with PFSweb, and (3) against any proposal, action or transaction that would impede, frustrate, prevent or nullify the merger, the merger agreement or the transactions contemplated by the merger agreement. Mr. Khulusi has also agreed not to sell, transfer or otherwise dispose of such stockholder’s shares of eCOST common stock to any person making a competing acquisition proposal.
      In addition, similar to the non-solicitation provisions in the merger agreement, he has agreed not to (1) solicit, initiate or knowingly encourage or take any other action to facilitate any competing acquisition proposal, (2) participate or engage in any discussions or negotiations or furnish nonpublic information to any person with respect to any inquiry or proposal that could reasonably be expected to lead to a competing acquisition proposal, or (3) engage in any discussions with any person with respect to a competing acquisition proposal.
      The voting agreement terminates upon the earlier to occur of (1) the completion of the merger or (2) the termination of the merger agreement in accordance with its terms. See “The Merger Agreement — Termination of the Merger Agreement” on page 91.
AMENDMENT OF PC MALL AGREEMENTS
      eCOST and its former parent corporation, PC Mall, are parties to an agreement under which PC Mall provides eCOST with usage of its telecommunications systems, hardware and software systems, information technology services and related support services under an agreement with a term of two years expiring in September 2006, which either party may terminate with six months prior notice. PFSweb, eCOST and PC Mall have agreed to amend this agreement, effective upon the closing date of the merger, to permit either of PC Mall or eCOST to terminate this agreement upon 90 days prior notice. eCOST and PC Mall are also parties to a sublease under which eCOST subleases its Torrance, California, headquarters from PC Mall. PFSweb, eCOST and PC Mall have similarly agreed to amend this sublease, effective upon the closing date of the merger, to permit either of PC Mall or eCOST to terminate this sublease upon 90 days prior notice. In addition, PFSweb, eCOST and PC Mall have agreed, effective upon the closing date of the merger, to amend certain software licenses under which eCOST licenses certain technology from PC Mall to permit the use of such technology by PFSweb.
INFORMATION REGARDING PFSWEB
      As used in this Section “Information Regarding PFSweb,” references to “we”, “us”, “our” and “ours” refer to PFSweb and its consolidated subsidiaries.
General
      PFSweb is a leading provider of outsourcing and supply chain solutions. PFSweb’s service breadth includes logistics and fulfillment, freight and transportation management, real-time order management, kitting and assembly, customer care (CRM), facility operations and management, web-commerce design and hosting, payment processing and financial services and more. Collectively, we define our offering as Business Process Outsourcing because we extend our clients infrastructure and technology capabilities, addressing an entire business transaction cycle from demand generation to product delivery. Our solutions support both business-to-business (“B2B”) and business-to-consumer (“B2C”) segments of the supply chain.
      PFSweb serves as the “brand behind the brand” for companies seeking to increase their supply chain efficiencies. As a business process outsourcer, we offer scalable and cost-effective solutions for manufacturers, distributors, retailers and direct marketing organizations across a wide range of industry segments, from consumer goods to aviation. We provide our clients with seamless and transparent solutions to support their business strategies, allowing them to focus on their core competencies. Leveraging PFSweb’s technology, expertise and proven methodology, we enable client organizations to develop and deploy new products, and implement new business strategies or address new distribution channels rapidly and efficiently through our optimized solutions. Our clients engage us both as a consulting partner to assist them in the design of a business solution as well as a virtual and physical infrastructure partner providing the mission critical operations required to build and manage that business solution. Together, we not only help our clients define new ways of doing business, but also provide them the technology, physical infrastructure and professional resources necessary to quickly implement this new business model. We allow our clients to quickly and dramatically change how they ‘go-to-market.’
      Each client has a unique business model and unique strategic objectives that require highly customized solutions. PFSweb supports clients in a wide array of industries including technology products, consumer goods, aviation, collectibles, food and beverage, apparel and home furnishings. These clients turn to PFSweb for help in addressing a variety of business issues that include customer satisfaction and retention, time-definite logistics, vendor managed inventory and integration, supply chain compression, cost model realignments, transportation management and international expansion, among others. We also act as a constructive agent of change, providing clients the ability to alter their current distribution model, establish direct relationships with end-customers, and reduce the overall time and costs associated with existing distribution channel strategies. Our clients are seeking solutions that will provide them with dynamic supply chain and channel marketing efficiencies, while ultimately delivering a world-class customer service experience.
      Our technology and business infrastructure offering is flexible, reliable and fully scalable. This flexibility allows us to design custom, variable cost solutions to fit the business requirements of our clients’ strategies. We earn revenue from two distinct business segments, yet operationally similar business models:

•	First, we earn service fee revenues from charges to process individual business transactions on our clients behalf through our technology and infrastructure capabilities. These business transactions may include the answering of a phone call or an e-mail, the design and hosting of a client web-site, the receipt and storage of a client’s inventory, the kitting and assembly of products to meet a client’s customer’s specifications, the shipping of products to our client’s customer base, the management of a complex set of electronic data transactions designed to keep our client’s suppliers and customers accounting records in balance, or the processing of a returned package. In the service fee revenue business segment, we do not own the inventory or the resulting accounts receivable, but provide management services for these client-owned assets.

•	Secondly, we earn product revenue through our master distributor relationship with certain clients. In the product revenue business segment, we purchase inventory and upon sale of the product, own the accounts receivable. Our merger with eCOST will provide us with the opportunity to further develop and expand our product revenue business segment.

      Our capabilities are expansive. To offer the most necessary and resourceful solutions to our clients, we are continually developing capabilities to meet the pressing business issues in the marketplace. Our business objective is to focus on “Leading the Evolution of Outsourcing.” As our tagline suggests, we will continue to evolve our service offering to meet the needs of the marketplace and the demands of unique client requirements. We are most successful when we develop a new capability to enable a client to pursue a new initiative and we are then able to leverage that revolutionary development across other client or prospect solutions, as it becomes “best practice” in the marketplace. Our team of experts design and build diverse solutions for Fortune 1000, Global 2000 and major brand name clients around a flexible core of technology and physical infrastructure that includes:

•	Technology collaboration provided by our suite of technology services, called the Entente Suitesm, that are e-commerce and collaboration services that enable buyers and suppliers to fully automate their business transactions within their supply chain. Entente supports industry standard collaboration techniques including XML based protocols such as Biztalk and RosettaNet, real-time application interfaces, text file exchanges via secured FTP, and traditional electronic data interchange (“EDI”);

•	Managed hosting and Internet application development services, including web site design, creation, integration and ongoing maintenance, support and enhancement of web site;

•	Order management, including order processing from any source of entry, back order processing and future order processing, tracking and tracing, credit management, electronic payment processing, calculation and collection of sales tax and VAT, comprehensive freight calculation and email notification, all with multiple currency and language options;

•	Customer Relationship Management (“CRM”), including interactive voice response (“IVR”) technology and web-enabled customer contact services through world-class call centers utilizing voice, e-mail, voice over internet protocol (“VOIP”) and internet chat communications that are fully integrated with real-time systems and historical data archives to provide complete customer lifecycle management;

•	International fulfillment and distribution services, including warehouse management, inventory management, vendor managed inventory, inventory postponement, product warehousing, order picking and packing, freight and transportation management and reverse logistics;

•	Facility Operations and Management (FOM) that includes process reengineering, facility design and engineering and employee administration;

•	Kitting and assembly services, including light assembly, procurement services, Supplier Relationship Management, specialized kitting, and supplier consigned inventory hub in PFSweb’s distribution facilities or co-located in other facilities;

•	Information management, including real-time data interfaces, data exchange services and data mining;

•	Financial services, including secure on-line credit card processing related services, fraud protection, invoicing, credit management and collection, and working capital solutions; and

•	Professional consulting services, including a consultative team of experts that customize solutions to each client and continuously seek out ways to increase efficiencies and produce benefits for the client.
      We are headquartered in Plano, Texas where our executive and administrative offices are located as well as our primary technology laboratories and hosting facilities. We operate state-of-the-art call centers from our U.S. facilities located in Plano, Texas, Memphis, Tennessee, and from our international facility located in Liege, Belgium. We have more than 1.6 million square feet of warehouse space in our leased and managed facilities in Memphis, TN, Southaven, MS, Grapevine, TX, Toronto, Canada and Liege, Belgium allowing us to provide global distribution solutions. The majority of these distribution facilities are highly automated and contain state of the art material handling and communications equipment. We provide solutions to clients that are often regarded as market leaders in a variety of different industries.
Industry Overview
      Business activities in the public and private sectors continue to operate in an environment of rapid technological advancement, increasing competition and continuous pressure to improve operating and supply chain efficiency while decreasing costs. We currently see the following trends within the industry:

•	Manufacturers strive to restructure their supply chains to maximize efficiency and reduce costs in both B2B and B2C markets and to create a variable-cost supply chain able to support the multiple unique needs of each of their initiatives, including traditional and electronic commerce.

•	Government agencies are increasingly focused on improved citizen usability and interaction, as well as the need to manage government initiatives from an efficiency perspective. With revisions to the United States Government’s Competitive Sourcing Program (A-76), the government is mandated to obtain commercially available goods and services from the private sector when it makes economic sense to do so.

•	Companies in a variety of industries seek outsourcing as a method to address one or more business functions that are not within their core business competencies, to reduce operating costs or to improve the speed or cost of implementation.
Supply Chain Management Trend
      As companies maintain focus on improving their businesses and balance sheet financial ratios, significant efforts and investments continue to be made identifying ways to maximize supply chain efficiency and extend supply chain processes. Working capital financing, vendor managed inventory, supply chain visibility software solutions, distribution channel skipping, direct to consumer e-commerce sales initiatives, and complex upstream supply chain collaborative technology are products that manufacturers seek to help them achieve greater supply chain efficiency.
      A key business challenge facing many manufacturers and retailers as they evaluate their supply chain efficiency is in determining how the trend toward increased direct-to-consumer business activity will impact their traditional B2B and B2C commerce business models. Order management and small package fulfillment and distribution capabilities are becoming increasingly important processes as this trend evolves. We believe manufacturers will look to outsource their non-core competency functions to support this modified business model. Forrester Research reports US online retail sales will almost double over the next five years, reaching $329 billion by 2010. They attribute this growth to the growing population for online shopping households, combined with effective multi-channel integration and site improvements from retailers. We believe that companies will continue to strategically plan for the impact that e-commerce and other new technology advancements will have on their traditional commerce business models and their existing technology and infrastructure capabilities.
      Our merger with eCOST will provide us with the opportunity to expand our products divisions and to gain market share in the growing online retail sales industry.

      Manufacturers, as buyers of materials, are also imposing new business practices and policies on their supplier partners in order to shift the normal supply chain costs and risks associated with inventory ownership away from their own balance sheets. Through techniques like Vendor Managed Inventory (“VMI”) or Consigned Inventory Programs (“CIP”), manufacturers are asking their suppliers, as a part of the supplier selection process, to provide capabilities where the manufacturer need not own, or even possess, inventory prior to the exact moment that unit of inventory is required as a raw material component or for shipping to a customer. To be successful for all parties, business models such as these often require a sophisticated collection of technological capabilities that allow for complete integration and collaboration of the information technology environments of both the buyer and supplier. For example, for an inventory unit to arrive at the precise required moment in the manufacturing facility, it is necessary for the Manufacturing Resource Planning (“MRP”) systems of the manufacturer to integrate with the CRM systems of the supplier. When hundreds of supplier partners are involved, this process can become quite complex and technologically challenging. Buyers and suppliers are seeking solutions that utilize XML based protocols like Biztalk, RosettaNet and other traditional EDI standards in order to ensure an open systems platform that promotes easier technology integration in these collaborative solutions.
Government Outsourcing Trend
      In 2001, a task force was launched to identify priority actions to achieve strategic improvements in government and set in motion a transformation of government around citizens’ needs. The federal government formulated an E-Government strategy in 2002, which was created to support multi-agency projects that improve citizen services and yield performance gains. Also, government mandate A-76 states that Government agencies must conduct thorough audits to determine the lowest cost and most efficient method of doing business, and to outsource to the public sector when in-house operations are unable to compete.
      As stated in the February 2002 E-Government Strategy document developed by the U.S. Office of Management and Budget (OMB) E-Government task force, the primary goals for this initiative are to:

•	Make it easy for citizens to obtain service and interact with the federal government;

•	Improve government efficiency and effectiveness; and

•	Improve the government’s responsiveness to citizens.
      According to the E-Government Strategy document for fiscal year 2006, the federal government’s investment in information technology (IT) is estimated to be $65 billion. The continued investment made in IT spending provides opportunities for the government to continue to transform itself into a citizen-centered E-Government and provide additional opportunities for the government to work with the private sector to develop more user friendly methods of interaction. Past agency-centered IT approaches have limited the government’s productivity gains and ability to serve citizens.
      In addition to the E-government strategy, the Administration announced its intentions to open commercial activities performed by the government to the dynamics of competition between the public and private sectors, known as Competitive Sourcing. According to “Competitive Sourcing, Conducting Public-Private Competition in a Reasoned and Responsible Manner; Executive Office of the President OMB” July 2004, the OMB estimates that approximately 26% of the 1.6 million workforce from government agencies are engaged in commercial activities that should be available for competition. Activities that fall into the Competitive Sourcing agenda include data center services, information technology services, financial management and logistics.
      Other opportunities within the government sector include Business Process Outsourcing initiatives. According to the U.S. Federal Government Business Process Outsourcing 2004-2008 Forecast by IDC, “BPO in general, and spare parts supply chain management in particular, is a growing opportunity within the federal government. Growth is expected to continue through 2008 and beyond, as more government agencies see the success for both the Defense Department and civilian BPO efforts.”

      Through the E-Government Strategy, Government agencies are currently faced with pressure to upgrade technology capabilities and to better interface with their audiences. Combined with the A-76 initiative that directs Government agencies to pursue the most cost-effective method of doing business, current federal strategy now enforces government’s need to better understand public alternatives, submit to extensive requests for proposals to an array of government and non-government providers, and to perform complex evaluations of existing operations and functions. An ongoing requirement is to migrate the management of systems, data and business processes from multiple agencies to a joint solution, supported by one or two service providers. We believe these initiatives will continue to drive government usage of outside sources.
Outsourcing Trend
      In response to growing competitive pressures and technological innovations, we believe many companies, both large and small, are focusing their critical resources on the core competencies of their business and utilizing business process outsourcing to accelerate their business plans in a cost-effective manner and perform non-core business functions. Outsourcing provides many key benefits, including the ability to:

•	Enter new business markets or geographic areas rapidly;

•	Increase flexibility to meet changing business conditions and demand for products and services;

•	Enhance customer satisfaction and gain competitive advantage;

•	Reduce capital and personnel investments and convert fixed investments to variable costs;

•	Improve operating performance and efficiency; and

•	Capitalize on skills, expertise and technology infrastructure that would otherwise be unavailable or expensive given the scale of the business.
      As a result, the market for business process outsourcing services continues to grow. IDC predicts that the worldwide business process outsourcing market will reach $641.2 billion in 2009, an 11% annual increase from the estimated $382.5 spent in 2004.
      According to IDC’s Worldwide and U.S. Business Process Outsourcing Forecast, the market has gone through profound changes in recent years that have forced companies to reevaluate their business operations. Many companies have begun to “explore and evaluate the applicability of BPO to their business operations and its role in helping them achieve the new goals they are thinking about. This process is causing unprecedented demand for BPO services across an ever-expanding list of business functions.”
      Typically, outsourcing service providers are focused on a single function, such as information technology, call center management, credit card processing, warehousing or package delivery. This focus creates several challenges for companies looking to outsource more than one of these functions, including the need to manage multiple outsourcing service providers, to share information with service providers and to integrate that information into their internal systems. Additionally, the delivery of these multiple services must be transparent to the customer and enable the client to maintain brand recognition and customer loyalty. According to IDC, the ability to provide a total package of services continues to be one of the key buying trends of BPO services. Furthermore, traditional commerce outsourcers are frequently providers of domestic-only services versus international solutions. As a result, companies requiring global solutions must establish additional relationships with other outsourcing parties.
      Another vital point for major brand name companies seeking to outsource is the protection of their brand. When looking for an outsourcing partner to provide infrastructure solutions, brand name companies must find a company that can ensure the same quality performance and superior experience that their customers expect from their brands. Working with an outsourcing partner requires finding a partner that can maintain the consistency of their brand image, which is one of the most valuable intangible assets that recognized brand name companies possess.
The PFSweb Solution
      PFSweb serves as the “brand behind the brand” for companies seeking to increase the efficiencies of all aspects of their supply chain.
      Our value proposition is to become an extension of our clients’ businesses by delivering a superior experience that increases and enhances sales and market growth, customer satisfaction and customer retention. We act as both a virtual and a physical infrastructure for our clients’ businesses. By utilizing our services, our clients are able to:

Quickly Capitalize on Market Opportunities. Our solutions empower clients to rapidly implement their supply chain and e-commerce strategies and to take advantage of opportunities without lengthy integration and implementation efforts. We have ready built technology and physical infrastructure that is flexible in its design, which facilitates quick integration and implementation. The PFSweb solution is designed to allow our clients to deliver consistent quality service as transaction volumes grow and also to handle daily and seasonal peak periods. Through our international locations, our clients can sell their products almost anywhere in the world.

Improve the Customer Experience. We enable our clients to provide their customers with a positive buying experience thereby maintaining and promoting brand loyalty. Through our use of advanced technology, we can respond directly to customer inquiries by e-mail, voice or data communication and assist them with on-line ordering and product information. We offer our clients a “world-class” level of service, including 24-hour, seven-day-a-week, Web-enabled customer care service centers, detailed CRM reporting and exceptional order accuracy. We have significant experience in the development of Internet web sites that allows us to recommend features and functions that are easily navigated and understood by our client’s customers. Our technology platform is designed to ensure high levels of reliability and fast response times for our clients’ customers. Because our technology is “world-class,” our clients benefit from being able to offer the latest in customer communication and response conveniences to their customers.

Minimize Investment and Improve Operating Efficiencies. One of the most significant benefits that outsourcing to PFSweb provides is the ability to transform fixed costs into variable costs. By eliminating the need to invest in a fixed capital infrastructure, our clients’ costs typically become directly correlated with volume increases or declines. Further, as volume increases drive the demand for greater infrastructure or capacity, PFSweb is able to quickly deploy additional resources. We provide services to multiple clients, which enables us to offer our clients economies of scale, and resulting cost efficiency, that they may not have been able to obtain on their own. Additionally, because of the large number of daily transactions we process, PFSweb has been able to justify investments in levels of automation, security surveillance, quality control processes and transportation carrier interfaces that are typically outside the scale of investment that our clients might be able to cost justify on their own. These additional capabilities can provide our clients the benefits of enhanced operating performance and efficiency, reduced inventory shrinkage, and expanded customer service options.

Access a Sophisticated Technology Infrastructure. We provide our clients with ready access to a sophisticated technology infrastructure through our Entente Suite, which is designed to interface seamlessly with their systems. We provide our clients with vital product and customer information that can be immediately available to them on their own systems or through web based graphic user interfaces for use in data mining, analyzing sales and marketing trends, monitoring inventory levels and performing other management functions.

The PFSweb Strategy
      Our strategy is based on QGP. This acronym stands for Quality, Growth and Profit. We believe that if we can achieve outstanding performance on these three basic elements, they will provide for a stable foundation for the future of PFSweb. As the evolution of our business model continues, we will remain focused on these three fundamentals:

Quality: To exceed our client’s service level requirements and enhance the value of their “brand” while providing their customers a positive, memorable and efficient experience.

Growth: To increase our company’s revenue and gross profit from its current levels. To aggressively market simplified product messages to drive new clients and revenue and profit growth. To become a larger company and create career and additional employment opportunities. Embrace strategic partnering to accentuate strengths and minimize weaknesses.

Profit: To generate positive cash flow and continue to strive for consistent profitable results. To increase the value of our company for all of its stakeholders while rewarding our team members with challenging, fun and memorable life experiences.
      The successful balance of the execution of these fundamental strategies is targeted to result in the formation of a solid strategic and financial foundation for PFSweb and provide PFSweb a sustainable and profitable business model for the future.
      See “Risk Factors” for a complete discussion of risk factors related to our ability to achieve our objectives and fulfill our business strategies.
PFSweb Services
      We offer a comprehensive and integrated set of business infrastructure solutions that are tailored to our clients’ specific needs and enable them to quickly and efficiently implement their supply chain strategies. Our services include:
      Technology Collaboration. We have created the Entente Suite, which illustrates the level of electronic cooperation that is possible when we construct solutions with our clients using this technology service offering. This set of technology services enables everything from order processing and inventory reporting to total e-commerce design and implementation. The Entente Suite comprises four key services — EntenteWeb®, EntenteDirect®, EntenteMessage® and EntenteReport®.
      EntenteWeb is a one-stop shop for the entire e-commerce process, particularly for companies with unusual needs or specific requests that are not easily met by the typical e-commerce development packages. EntenteWeb is a service utilizing our revolutionary GlobalMerchant Commercewaretm e-commerce software platform that is particularly focused to enable global commerce strategies with its extensive currency and language functionality. EntenteDirect provides clients with a real-time, user-friendly interface between their system and PFSweb order processing, warehouse management and related functions. Using real-time or batch processes, EntenteMessage is a file exchange service for clients using our warehousing and distribution facilities. EntenteReport is a reporting and inquiry service particularly suited to companies that need to put key e-commerce information into the hands of business users, but do not have the IT resources to facilitate the necessary data extraction, manipulation and presentation. EntenteReport consists of an industry-standard browser-based report writer and a client-customized data warehouse configuration.
      The Entente Suite operates in an open systems environment and features the use of industry-standard XML, enabling customized e-commerce solutions with minimal changes to a client’s systems or our Enterprise Resource Planning (“ERP”) systems. The result is a faster implementation process. Additionally, by using XML, the Entente Suite offers companies a more robust electronic information transfer option than text file FTP or EDI, although the text file FTP, EDI and other transfer methods are still supported.

      EntenteWeb Managed Hosting and Internet Application Development. Our EntenteWeb service provides a complete e-commerce website solution for our clients. We engage collaboratively with our clients to design, build, host, and manage fully branded, fully customized and fully integrated e-commerce web applications for B2C and B2B channels. As with all major brand name companies, consistency within the brand image is vital; therefore, our web designers create online stores that seamlessly integrate and mirror the exact brand image of our clients.
      We offer a broad range of hosting and support plans that can be tailored to fit the needs of each client. Utilizing IBM’s eServer xSeries servers, Microsoft’s.NET Technologies and our proprietary GlobalMerchant Commerceware platform, we maintain a robust hosting environment for our hosted client web site properties. Additionally, our EntenteWeb service includes state-of-the-art web analytics via Web Trends OnDemand — Enterprise Edition. This highly advanced and flexible analytics tool delivers the critical e-business information that our clients need to maximize the effectiveness of their online store.
      EntenteWeb is a complete front-to-back e-commerce service that incorporates components ranging from the look of the user interface to specific business purchasing, warehousing and shipping needs, enabling companies to define in exact terms their desired e-commerce site functionality.
      Order Management. Our order management solutions provide clients with interfaces that allow for real-time information retrieval, including information on inventory, sales orders, shipments, delivery, purchase orders, warehouse receipts, customer history, accounts receivable and credit lines. These solutions are seamlessly integrated with our web-enabled customer contact centers, allowing for the processing of orders through shopping cart, phone, fax, mail, email, web chat, and other order receipt methods. As the information backbone for our total supply chain solution, order management services can be used on a stand alone basis or in conjunction with our other business infrastructure offerings, including customer contact, financial or distribution services. In addition, for the B2B market, our technology platform provides a variety of order receipt methods that facilitate commerce within various stages of the supply chain. Our systems provide the ability for both our clients and their customers to track the status of orders at any time. Our services are transparent to our clients’ customers and are seamlessly integrated with our clients’ internal systems platforms and web sites. By synchronizing these activities, we can capture and provide critical customer information, including:

•	Statistical measurements critical to creating a quality customer experience, containing real-time order status, order exceptions, back order tracking, allocation of product based on timing of online purchase and business rules, the ratio of customer inquiries to purchases, average order sizes and order response time;

•	B2B supply chain management information critical to evaluating inventory positioning, for the purpose of reducing inventory turns, and assessing product flow through and end-consumer demand;

•	Reverse logistics information including customer response and reason for the return or rotation of product and desired customer action;

•	Detailed marketing information about what was sold and to whom it was sold, by location and preference; and

•	Web traffic reporting showing the number of visits (“hits”) received, areas visited, and products and information requested.
      Customer Relationship Management. We offer a completely customized CRM solution for clients. Our CRM solution encompasses a full-scale customer contact management service offering, as well as a fully integrated customer analysis program. All customer contacts are captured and customer purchases are documented. Full-scale reporting on all customer transactions is available for evaluation purposes. Through each of our customer touch-points, information can be analyzed and processed for current or future use in business evaluation, product effectiveness and positioning, and supply chain planning.
      An important feature of evolving commerce remains the ability for the customer to speak with a live customer service representative. Our experience has been that a majority of consumers tell us they visited the web location for information, but not all of those consumers chose to place their order online. Our customer care services utilize features that integrate voice, e-mail, standard mail, data and Internet chat communications to respond to and handle customer inquiries. Our customer care representatives answer various questions, acting as virtual representatives of our client’s organization, regarding order status, shipping, billing, returns and product information and availability as well as a variety of other questions. For certain clients, we handle Level I and Level II technical support. Level I technical support involves assisting clients’ customers with basic technical issues, i.e. computer application issues. Level II support may involve a more in-depth question and answer session with the customer. These customer care representatives are certified in the appropriate applications and have the ability to evaluate hardware, compatibility and software installation issues. Our web-enabled customer care technology identifies each customer contact automatically and routes it to the available customer care representative who is individually certified in the client’s business and products. Our web-enabled customer care centers are designed so that our customer care representatives can handle several different clients and products in a shared environment, thereby creating economy of scale benefits for our clients as well as highly customized dedicated support models that provide the ultimate customer experience and brand reinforcement. Our advanced technology also enables our representatives to up-sell, cross-sell and inform customers of other products and sales opportunities. The web-enabled customer care center is fully integrated into the data management and order processing system, allowing full visibility into customer history and customer trends. Through this fully integrated system, we are able to provide a complete CRM solution.
      With the need for efficiency and cost optimization for many of our clients, we have integrated IVR as another option for customer contacts. IVR creates an “electronic workforce” with virtual agents that can assist customers with vital information at any time of the day or night. IVR allows for our clients’ customers to deal interactively with our system to handle basic customer inquiries, such as account balance, order status, shipment status, catalog requests, product and price inquiries, and routine order entry for established customers. The inclusion of IVR to our service offering allows us to offer a cost effective way to handle high volume, low complexity calls.
      International Fulfillment and Distribution Services. An integral part of our business process outsourcing solutions is the warehousing and distribution of inventory either owned by our clients or owned by us through our master distributor relationships. We currently have more than 1.6 million square feet of leased or managed warehouse space domestically and internationally to store and process our clients’ inventory. We receive client inventory in our distribution centers, verify shipment accuracy, unpack and audit (a process that includes spot-checking a small percentage of the clients inventory to validate piece counts and check for damages that may have occurred during shipping, loading and unloading). Upon request, we inspect for other damages or defects, which may include checking fabric, stitching and zippers for soft goods, or ‘testing’ power-up capabilities for electronic items. We generally stock for sale within one business day of unloading. On behalf of our clients, we pick, pack and ship their customer orders and can provide customized packaging, inserts and promotional literature for distribution with customer orders.
      Our distribution facilities contain computerized sortation equipment, highly mobile pick-to-light carts, powered material handling equipment, scanning and bar-coding systems and automated conveyors, in-line scales and x-ray equipment used to inspect shipment contents for automatic accuracy checking. Our international distribution complexes include several advanced technology enhancements, such as radio frequency technology in product receiving processing to ensure accuracy, as well as an automated package routing and a pick-to-light paperless order fulfillment system. Our advanced distribution systems provide us with the capability to warehouse an extensive number of stock keeping units (SKUs) for our clients, ranging from large high-end laser printers to small cosmetic compacts. Our facilities are flexibly configured to process B2B and single pick B2C orders from the same central location.
      During 2004, we warehoused, managed and fulfilled more than $1.5 billion in client merchandise and transactions. Much of this does not represent our revenue, but rather the revenue of our clients’ transactions for whom we provided business process outsourcing solutions.

      Based upon our clients’ needs, we are able to take advantage of a variety of shipping and delivery options, which range from next day service to zone skipping to optimize transportation costs. Our facilities and systems are equipped with multi-carrier functionality, allowing us to integrate with all leading package carriers and provide a comprehensive freight and transportation management offering. In addition, an increasingly important function that we provide for our clients is reverse logistics management. We offer a wide array of product return services for our clients, including issuing return authorizations, receipt of product, crediting customer accounts, and disposition of returned product.
      Domestic clients of PFSweb enjoy the benefits of having their inventory assets secured by a network of trained law enforcement professionals, who have developed and continue to operate a world-class security network from our security headquarters in Memphis, TN. As part of our services are for the United States Government, our security plans and procedures are under constant evaluation and evolution. Continual validation ensures that we employ the latest in security processes and procedures to further enhance our surveillance and detection capabilities.
      Facility Operations and Management. Our FOM service offering includes distribution facility design and optimization, business process reengineering and ongoing staffing and management. Along with our high-volume fulfillment center in Mississippi and our automated fulfillment center in Tennessee, we also manage an aircraft parts distribution center in Grapevine, Texas on behalf of Raytheon Aircraft Company. Our expertise in supply chain management, logistics and customer-centric fulfillment operations extends through our management of client-owned facilities, resulting in cost reductions, process improvements and technology-driven efficiencies.
      Kitting and Assembly Services. Our expanded kitting and assembly services enable our clients to reduce the time and costs associated with managing multiple suppliers, warehousing hubs, and light manufacturing partners. As a single source provider, we provide clients with the advantage of convenience, accountability and speed. Our comprehensive kitting and assembly services provide a quality one-stop resource for any international channel. PFSweb’s kitting and assembly service includes light assembly, specialized kitting and supplier-consigned inventory hub either in our distribution facilities or co-located elsewhere. We also offer customized light manufacturing and Supplier Relationship Management (“SRM”) for Fortune 1000 and Global 2000 manufacturers.
      We will work with clients to re-sequence certain supply chain activities to aid in an inventory postponement strategy. We can provide kitting and assembly services and build-to-stock thousands of units daily to stock in a Just-in-Time (“JIT”) environment. This service, for example, can entail the procurement of packaging materials including retail boxes, foam inserts and anti-static bags. These raw material components would be shipped to PFSweb from domestic or overseas manufacturers, and PFSweb will build the finished SKU units to stock for the client. This strategy allows manufacturers to make a smaller investment in inventory while meeting changing customer demand.
      Combining our assembly services with our supplier-owned inventory hub services allows our clients to reduce cycle times, to compress their supply chains and to consolidate their operations and supplier management functions. We have supplier inventory management, assembly and fulfillment services all in one place, providing greater flexibility in product line utilization, as well as rapid response to change orders or packaging development. Our standard capabilities include: build-to-order, build-to-stock, expedited orders, passive and active electrostatic discharge (“ESD”) controls, product labeling, serial number generation, marking and/or capture, lot number generation, asset tagging, bill of materials (“BOM”) or computer automated design (“CAD”) engineering change processing, SKU-level pricing and billing, manufacturing and metrics reporting, first article approval processes, and comprehensive quality controls.
      Our kitting and assembly services also include procurement. We work directly with client suppliers to make JIT inventory orders for each component in client packages, thereby ensuring the appropriate inventory quantities arrive at just the right time to PFSweb and then turned around JIT to customers.
      Kitting and inventory hub services enable clients to collapse supply chains into the minimal steps necessary to prepare product for distribution to any channel, including wholesale, mass merchant retail, or direct to consumer. Clients no longer have to employ multiple providers or require suppliers to consign multiple inventory caches for each channel. We offer our clients the opportunity to consolidate operations from a channel standpoint, as well as from a geographic perspective. Our integrated, global information systems and international locations support client business needs worldwide.
      Information Management. We have the ability to communicate with and transfer information to and from our clients through a wide variety of technology services, including real-time data interfaces, file transfer methods and electronic data interchange. Our systems are designed to capture, store and electronically forward to our clients critical information regarding customer inquiries and orders, product shipments, inventory status (for example, levels of inventory on hand, on backorder, on purchase order and inventory due dates to our warehouse), product returns and other information. We maintain for our clients detailed product databases that can be seamlessly integrated with their web sites utilizing the capabilities of the Entente Suite. Our systems are capable of providing our clients with customer inventory and order information for use in analyzing sales and marketing trends and introducing new products. We also offer customized reports and data analyses based upon specific client needs to assist them in their budgeting and business decision process.
      Financial Services. Our financial services are divided into two major areas: 1) billing, credit and collection services for B2B and B2C clients and 2) working capital solutions, where we act as a virtual and physical financial management department to fulfill our clients’ needs.
      We offer secure credit and collections services for both B2B and B2C businesses. Specifically, for B2C clients, we offer secure credit card processing related services for orders made via a client web site or through our customer contact center. We offer manual credit card order review as an additional level of fraud protection. We also calculate sales taxes, goods and services taxes or value added taxes, if applicable, for numerous taxing authorities and on a variety of products. Using third-party leading-edge fraud protection services and risk management systems, we can assure the highest level of security and the lowest level of risk for client transactions.
      For B2B clients, we offer full-service accounts receivable management and collection capabilities, including the ability to generate customized computer-generated invoices in our clients’ names. We assist clients in reducing accounts receivable and days sales outstanding, while minimizing costs associated with maintaining an in-house collections staff. We offer electronic credit services in the format of EDI X.12 and XML communications direct from our clients to their vendors, suppliers and retailers.
      Our subsidiary, Supplies Distributors, Inc. provides working capital solutions, which enable manufacturers to remove inventory and receivables from their balance sheets through the use of third party financing. This service offering is available to clients operating in North America and Europe.
      While the majority of our clients maintain ownership of their own inventory, through Supplies Distributors, we can create and implement client inventory solutions as well. PFSweb has years of experience in dealing with the issues related to inventory ownership, secure inventory management, replenishment and product distribution. PFSweb and Supplies Distributors can offer prospective clients a management solution for the entire customer relationship, including ownership of inventory and receivables. Through CIP, we utilize technology resources to time the replenishment purchase of inventory with the simultaneous sale of product to the end user. All interfaces are done electronically and almost all processes regarding the financial transactions are automated, creating significant supply chain advantages.
      PFSweb is experienced in the complex legal, accounting and governmental control issues that can be hurdles in the successful implementation of working capital financing programs. Our knowledge and experience help clients achieve supply chain benefits while reducing inventory-carrying costs. Substantial benefits and improvement to a company’s balance sheet can be achieved through these working capital solutions.
      Professional Consulting Services. As part of the tailored solution for our clients, we offer a full team of experts specifically designated to focus on our clients’ businesses. Team members play a consultative role, providing constructive evaluation, analysis and recommendations for the client’s business. This team creates customized solutions and devises plans that will increase efficiencies and produce benefits for the client when implemented.
      Comprised of industry experts from top-tier consulting firms and industry market leaders, our team of professional consultants provides client service focus and logistics and distribution expertise. They have built solutions for Fortune 1000 and Global 2000 market leaders in a wide range of industries, including apparel, technology, telecommunications, cosmetics, aviation, housewares, high-value collectibles, sporting goods, pharmaceuticals and several more. Focusing on the evolving infrastructure needs of major corporations and their business initiatives, our team has a solid track record providing consulting services in the areas of supply chain management, distribution and fulfillment, technology interfacing, logistics and customer support.
Clients and Marketing
      Our target clients include Fortune 1000 and major brand name technology and consumer goods companies looking to quickly and efficiently implement or enhance business initiatives, adapt their go-to-market strategies, or introduce new products or programs, without the burden of modifying or expanding their technology, customer care, supply chain and logistics infrastructure. We also provide FOM solutions that include Process Reengineering, Facility Design and Employee Administration services. Our solutions are applicable to a multitude of industries and company types and we have provided solutions for such companies as: International Business Machines (“IBM”) (printer supplies in several geographic areas), Adaptec (computer accessories), the United States Government as a sub-contractor (high-value collectibles), Avaya Communication, Emtec Magnetics (a manufacturer of BASF-branded data media and audio visual products), CHiA’SSO (a contemporary home furnishings and decor cataloguer), Xerox (printers and printer supplies), Pfizer (pharmaceuticals), Lancôme (a cosmetic division of L’Oreal), NokiaUSA.com (cell phone accessories), Roots Canada (apparel), Hewlett-Packard (printers and computer networking equipment), Flavia (a beverage division of Mars), Raytheon Aircraft Company (FOM and time-definite logistics supporting parts distribution) and The Smithsonian Business Ventures (a collectibles cataloger), amongst many others. We target potential clients through an extensive integrated marketing program that comprises a variety of direct marketing techniques, trade event participation, search engine marketing, public relations and a sophisticated outbound tele-sales lead generation model. We have also developed an intricate messaging matrix that defines our various business process outsourcing solutions and products, the vehicles we utilize to deliver marketing communication on these solutions/products and the target audience segments that display a demand for these solutions/products. This messaging matrix allows us to deploy highly targeted solution messages to selected key vertical industry segments where we feel that we are able to provide significant service differentiation and value. We also pursue strategic marketing alliances with consulting firms, software manufacturers and other logistics providers to increase market awareness and generate referrals and customer leads.
      Because of the highly complex nature of the solutions we provide, our clients demand significant competence and experience from a variety of different business disciplines during the sales cycle. As such, we utilize a selected member of our senior executive team to lead the design and proposal development of each potential new client we choose to pursue. The senior executive is supported by a select group of highly experienced individuals from our professional services group with specific industry knowledge or experience to the solutions development process. We employ a team of highly trained implementation managers whose responsibilities include the oversight and supervision of client projects and maintaining high levels of client satisfaction during the transition process between the various stages of the sales cycle and steady state operations.
Technology
      We maintain advanced management information systems and have automated key business functions using on-line, real-time systems. These systems enable us to provide our clients information concerning sales, inventory status, customer payments and other operations that are essential for our clients to efficiently manage their electronic commerce and supply chain business programs. Our systems are designed to scale rapidly in order to handle the transaction processing demands of our clients.

      We employ technology from a selected group of partners, some of whom are also our clients. For example, we deploy IBM e-servers and network printers in appropriate models to run web site functions as well as order management and distribution functions. We utilize Avaya Communication for telephone switch and call center management functions and to interact with customers via voice, e-mail or chat. Avaya Communication technology also allows us to share web pages between customers and our service representatives. We have the ability to transmit and receive voice, data and video simultaneously on a single network connection to a customer to more effectively serve that customer for our client. Clients’ interest in using this technology stems from its ability to allow shoppers to consult with known experts in a way that the customer chooses prior to purchasing. Our sophisticated computer-telephony integration has been accomplished by combining systems software from IBM and Avaya Communication together with our own application development. We use AT&T for our private enterprise network and long distance carrier. We use J.D. Edwards as the software provider for the primary ERP applications that we use in our operational areas and financial areas. We use Ecometry as the software provider for the primary multi-channel direct marketing application we deploy for our catalog and direct marketing clients. We use Siemens Dematic/ Rapistan Materials Handling Automation for our automated order selection, automated conveyor and “pick-to-light” (inventory retrieval) systems, and Symbol Technologies/ Telxon for our warehouse radio frequency applications. Our Warehouse Management System (“WMS”) and Distribution Requirements Planning (“DRP”) system have been developed in-house to meet the varied unique requirements of our vertical markets. Both the WMS and DRP are tightly integrated to both the North American and European deployments of our J.D. Edwards’ system.
      Many internal infrastructures are not sufficient to support the explosive growth in e-business, e-marketplaces, supply chain compression, distribution channel realignment and the corresponding demand for real-time information necessary for strategic decision-making and product fulfillment. To address this need, we have created the Entente Suite, which is a comprehensive suite of technology services, with supporting software and hardware infrastructure, that enables companies with little or no e-commerce infrastructure to speed their time to market and minimize resource investment and risk, and allows all companies involved to improve the efficiency of their supply chain. The Entente Suite is comprised of four distinct service offerings — EntenteWeb, EntenteDirect, EntenteMessage, and EntenteReport — that can stand alone or be combined for a fully customized e-commerce solution depending on the level of direct involvement a company wants to maintain in their e-commerce initiative.
      The components of the Entente Suite provide the open platform service infrastructure that allows us to create complete e-commerce solutions with our customers. Using the various services of the Entente Suite, we can assist our clients in easily integrating their web sites or ERP systems to our systems for real-time transaction processing without regard for their hardware platform or operating system. This high-level of systems integration allows our clients to automatically process orders, customer data and other e-commerce information. We also can track information sent to us by the client as it moves through our systems in the same manner a carrier would track a package throughout the delivery process. Our systems enable us to track, at a detailed level, information received, transmission timing, any errors or special processing required and information sent back to the client. The transactional and management information contained within our systems is made available to the client quickly and easily through the Entente Suite.
      The Entente Suite serves as a transparent interface to our back-office productivity applications including our customized J.D. Edwards order management and fulfillment application and our Ecometry multi-channel direct marketing application that runs on IBM’s e-Server xSeries servers. It also is designed to integrate with marketplace technologies offered by major marketplace software companies. PFSweb utilizes Gentran Integration Suitetm (“GIS”) as our technology platform for Enterprise Application Integration with our clients and client’s trading partners. With GIS, we have greatly increased our ability to quickly design and deploy customized B2B e-commerce solutions for our clients by utilizing a robust business process modeling tool and a highly scalable operating infrastructure. This platform facilitates the efficient and secure exchange of electronic business transactions/documents in a wide variety of formats (i.e. XML, X.12 EDI, delimited text, IDOCS, RosettaNet) and communication protocols (i.e. FTP/ SFTP, HTTP/ HTTPS, SMTP).

      To enhance our service offerings, we have invested in advanced telecommunications, computer telephony, electronic mail and messaging, automated fax technology, IVR technology, barcode scanning, wireless technology, fiber optic network communications and automated inventory management systems. We have also developed and utilize telecommunications technology that provides for automatic customer call recognition and customer profile recall for inbound customer service representatives.
      The primary responsibility of our systems development team of IT professionals is directed at implementing custom solutions for new clients and maintaining existing client relationships. Our development team can also produce proprietary systems infrastructure to expand our capabilities in circumstances where we cannot purchase standard solutions from commercial providers. We also utilize temporary resources when needed for additional capacity.
      Our information technology operations and infrastructure are built on the premise of reliability and scalability. We maintain diesel generators and un-interruptible power supply equipment to provide constant availability to computer rooms, call centers and warehouses. Multiple Internet service providers and redundant web servers provide for a high degree of availability to web sites that interface with our systems. Capacity planning and upgrading is performed regularly to allow for quick implementation of new clients and avoid time-consuming infrastructure upgrades that could slow growth rates. We also have a disaster recovery plan for our information systems and maintain a “hot site” under contract with a major provider.
Competition
      Many companies offer, on an individual basis, one or more of the same services we do, and we face competition from many different sources depending upon the type and range of services requested by a potential client. Our competitors include vertical outsourcers, which are companies that offer a single function solution, such as call centers, public warehouses or credit card processors. We compete against transportation logistics providers, known in the industry as 3PL’s and 4PL’s, who offer product management functions as an ancillary service to their primary transportation services. We also compete against other business process outsourcing providers, who perform many similar services as us. Many of these companies have greater capabilities than we do for the single or multiple functions they provide. In many instances, our competition is the in-house operations of our potential clients themselves. The in-house operations departments of potential clients often believe that they can perform the same services we do, while others are reluctant to outsource business functions that involve direct customer contact. We cannot be certain that we will be able to compete successfully against these or other competitors in the future.
      Although many of our competitors can offer one or more of our services, we believe our primary competitive advantage is our ability to offer a wide array of customized services that cover a broad spectrum of business processes, including web-site design and hosting, kitting and assembly, order processing and shipment, credit card payment and customer service, thereby eliminating any need for our clients to coordinate these services from many different providers. We believe we are unique in offering our clients a very broad range of business process services that addresses, in many cases, the entire business transaction, from demand to delivery.
      We also compete on the basis of many other important additional factors, including:

•	operating performance and reliability;

•	ease of implementation and integration;

•	experience of the people required to successfully and efficiently design and implement solutions;

•	leading edge technology capabilities;

•	global reach; and

•	price.

      We believe that we compete favorably with respect to each of these factors. However, the market for our services is competitive and still evolving, and we may not be able to compete successfully against current and future competitors.
Employees
      As of November 16, 2005, we had 937 employees, of which 877 were located in the United States. We are not a party to any collective bargaining agreements, and we have never suffered an interruption of business as a result of a labor dispute. We consider our relationship with our employees to be good.
      Our success in recruiting, hiring and training large numbers of skilled employees and obtaining large numbers of hourly employees during peak periods for distribution and call center operations is critical to our ability to provide high quality distribution and support services. Call center representatives and distribution personnel receive feedback on their performance on a regular basis and, as appropriate, are recognized for superior performance or given additional training. Generally, our clients provide specific product training for our customer service representatives and, in certain instances, on-site client personnel to provide specific technical support. To maintain good employee relations and to minimize employee turnover, we offer competitive pay, hire primarily full-time employees who are eligible to receive a full range of employee benefits, and provide employees with clear, visible career paths.
Regulation
      Our business may be affected by current and future governmental regulation, both foreign and domestic. For example, the Internet Tax Freedom Act bars state and local governments from imposing taxes on internet access or that would subject buyers and sellers in electronic commerce to taxation in multiple states. This act is in effect until November 1, 2006. If legislation to extend this act or similar legislation is not enacted, internet access and sales across the Internet may be subject to additional taxation by state and local governments, thereby discouraging purchases over the Internet and adversely affecting the market for our services.
Properties
      Our business is headquartered in a central office facility located in Plano, Texas, a Dallas suburb.
      In the U.S., we operate a distribution facility in Memphis, Tennessee, which includes floor and mezzanine space of approximately 800,000 square feet. We also operate more than 900,000 square feet of distribution facilities in Southaven, Mississippi. These complexes are located approximately five miles from the Memphis International Airport, where both Federal Express and United Parcel Service operate large hub facilities. We also manage a 200,000 square foot distribution facility in Grapevine, Texas.
      We operate a 150,000 square foot distribution center in Liege, Belgium, which contains advanced distribution systems and equipment. We also operate a 13,000 square foot distribution center in Richmond Hill, Canada, near Toronto. We operate customer service centers in Memphis, Tennessee; Plano, Texas; and Liege, Belgium. Our call center technology permits the automatic routing of calls to available customer service representatives in several of our call centers.
      Except for the Grapevine, Texas facility, which we manage on our client’s behalf, all of our facilities are leased and the material lease agreements contain one or more renewal options.
Legal Proceedings
      On May 9, 2005, a lawsuit was filed in the District Court of Collin County, Texas, by J. Gregg Pritchard, as Trustee of the D.I.C. Creditors Trust, naming the former directors of Daisytek International Corporation and PFSweb as defendants. Daisytek filed for bankruptcy in May 2003 and the Trust was created pursuant to Daisytek’s Plan of Liquidation. The complaint alleges, among other things, that the spin-off of PFSweb from Daisytek in December 1999 was a fraudulent conveyance and that Daisytek was damaged thereby in the amount of at least $38 million. PFSweb believes the claim has no merit and intends to vigorously defend the action.
Available Information
      Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at www.pfsweb.com when such reports are available on the Securities and Exchange Commission website. The contents of our website are not incorporated into this proxy statement/ prospectus.
Red Dog Acquisition Corp.
      Red Dog Acquisition Corp. is a recently formed Delaware corporation and a wholly-owned subsidiary of PFSweb and was organized solely for the purpose of functioning as an acquisition vehicle and has not conducted any business operations.

PFSWEB MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of PFSweb’s financial condition and results of operations in conjunction with PFSweb’s consolidated financial statements and the related notes included elsewhere in this proxy statement/ prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those set forth under the section entitled “Risk Factors” and elsewhere in this proxy statement/ prospectus, PFSweb’s actual results may differ materially from those anticipated in these forward-looking statements. As used in this Section, references to “we”, “us”, “our” and “ours” refer to PFSweb and its consolidated subsidiaries.
Forward-Looking Information
      We have made forward-looking statements herein. These statements are subject to risks and uncertainties, and there can be no guarantee that these statements will prove to be correct. Forward-looking statements include assumptions as to how we may perform in the future. When we use words like “seek,” “strive,” “believe,” “expect,” “anticipate,” “predict,” “potential,” “continue,” “will,” “may,” “could,” “intend,” “plan,” “target” and “estimate” or similar expressions, we are making forward-looking statements. You should understand that the following important factors, in addition to those set forth under the section entitled “Risk factors,” could cause our results to differ materially from those expressed in our forward-looking statements. These factors include:

•	our ability to retain and expand relationships with existing clients and attract and implement new clients;

•	our reliance on the fees generated by the transaction volume or product sales of our clients;

•	our reliance on our clients’ projections or transaction volume or product sales;

•	our dependence upon our agreements with IBM;

•	our dependence upon our agreements with our major clients;

•	our client mix, their business volumes and the seasonality of their business;

•	our ability to finalize pending contracts;

•	the impact of strategic alliances and acquisitions;

•	trends in the market for our services;

•	trends in e-commerce;

•	whether we can continue and manage growth;

•	changes in the trend toward outsourcing;

•	increased competition;

•	our ability to generate more revenue and achieve sustainable profitability;

•	effects of changes in profit margins;

•	the customer and supplier concentration of our business;

•	the unknown effects of possible system failures and rapid changes in technology;

•	trends in government regulation both foreign and domestic;

•	foreign currency risks and other risks of operating in foreign countries;

•	potential litigation;

•	our dependency on key personnel;

•	the impact of new accounting standards and rules regarding revenue recognition, stock options and other matters;

•	changes in accounting rules or the interpretations of those rules;

•	our ability to raise additional capital or obtain additional financing; and

•	our ability or the ability of our subsidiaries to borrow under current financing arrangements and maintain compliance with debt covenants.
      We have based these statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations actually will be achieved. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from what is expected or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statement for any reason, even if new information becomes available or other events occur in the future. There may be additional risks that we do not currently view as material or that are not presently known.
Overview
      We are an international provider of integrated business process outsourcing solutions to major brand name companies seeking to maximize their supply chain efficiencies and to extend their traditional business and e-commerce initiatives. We derive our revenues from a broad range of services, including professional consulting, technology collaboration, order management, managed web hosting and web development, customer relationship management, financial services including billing and collection services and working capital solutions, kitting and assembly services, information management and international fulfillment and distribution services. We offer our services as an integrated solution, which enables our clients to outsource their complete infrastructure needs to a single source and to focus on their core competencies. Our distribution services are conducted at warehouses that we lease or manage and include real-time inventory management and customized picking, packing and shipping of our clients’ customer orders. We currently offer the ability to provide infrastructure and distribution solutions to clients that operate in a range of vertical markets, including technology manufacturing, computer products, printers, cosmetics, fragile goods, high security collectibles, pharmaceuticals, contemporary home furnishings, apparel, aviation, telecommunications and consumer electronics, among others.
      We provide these services, and earn our revenue, through two separate business segments, which have operationally similar business models. The first business segment is a service fee revenue model. In this segment, we do not own the underlying inventory or the resulting accounts receivable, but provide management services for these client-owned assets. We typically charge our service fee revenue on a cost-plus basis, a percent of shipped revenue basis or a per-transaction basis, such as a per-minute basis for web-enabled customer contact center services and a per-item basis for fulfillment services. Additional fees are billed for other services and special projects. We price our services based on a variety of factors, including the depth and complexity of the services provided, the amount of capital expenditures or systems customization required, the length of contract and other factors.
      Many of our service fee contracts involve third-party vendors who provide additional services such as package delivery. The costs we are charged by these third-party vendors for these services are often passed on to our clients. Our billings for reimbursements of these and other “out-of-pocket” expenses include travel, shipping and handling costs and telecommunication charges are included in pass-through revenue.
      Our second business segment is a product revenue model. In this segment, we are a master distributor of product for IBM and certain other clients. In this capacity, we purchase, and thus own, inventory and recognize the corresponding product revenue. As a result, upon the sale of inventory, we own the accounts receivable. Freight costs billed to customers are reflected as components of product revenue. This business segment requires significant working capital requirements, for which we have senior credit facilities to provide for more than $80 million of available financing.

      Growth is a key element to achieving our future goals, including maintaining sustainable profitability. Growth in our service fee business is driven by two main elements: new client relationships and organic growth from existing clients. During 2004, we were successful in winning new service fee contracts with new and existing clients. We currently believe these new contracts, once fully operational, will generate annual service fee revenue of more than $20 million. We expect to invoice 85% — 90% of the estimated annual run-rate revenue of these new contracts during 2005. Our results for the three months and nine months ended September 30, 2005 include approximately $5.5 million and $14.3 million, respectively, of new service fee revenue.
      We continue to monitor and control our costs to focus on profitability. While we expect our new service fee contracts to yield increased gross profit, we expect this profit to be somewhat offset by incremental investments to implement new contracts, investments in infrastructure and sales and marketing to support our targeted growth and increased public company professional fees.
      Our expenses comprise primarily four categories: 1) cost of product revenue, 2) cost of service fee revenue, 3) cost of pass-through revenue and 4) selling, general and administrative (“SG&A”) expenses.
      Cost of product revenue — cost of product revenue consists of the purchase price of product sold and freight costs, which are reduced by certain reimbursable expenses. These reimbursable expenses include pass-through customer marketing programs, direct costs incurred in passing on any price decreases offered by IBM to Supplies Distributors or its customers to cover price protection and certain special bids, the cost of products provided to replace defective product returned by customers and certain other expenses as defined under the master distributor agreements.
      Cost of service fee revenue — consists primarily of compensation and related expenses for our web-enabled customer contact center services, international fulfillment and distribution services and professional consulting services, and other fixed and variable expenses directly related to providing services under the terms of fee based contracts, including certain occupancy and information technology costs and depreciation and amortization expenses.
      Cost of pass-through revenue — the related reimbursable costs for pass-through expenditures are reflected as cost of pass-through revenue.
      SG&A expenses — consist primarily of compensation and related expenses for sales and marketing staff, executive, management and administrative personnel and other overhead costs, including certain occupancy and information technology costs and depreciation and amortization expenses. In addition, certain direct contract costs related to our IBM and other master distributor agreements are reflected as selling and administrative expenses.
      Monitoring and controlling our available cash balances continues to be a primary focus. Our cash and liquidity positions are important components of our financing of both current operations and our targeted growth. In recent years we have added to our available cash and liquidity positions through various transactions. First we have a working capital financing agreement with a bank that currently provides financing for up to $7.5 million of eligible accounts receivable and has provided financing for $2.5 million of eligible capital expenditures. Secondly, in 2003 we completed a private placement of approximately 1.6 million shares of our common stock to certain investors that provided net proceeds of approximately $3.2 million. In January 2005, we issued an additional 0.4 million shares of common stock to certain of these investors who exercised warrants issued in the private placement. The warrants exercised provided $1.3 million of additional proceeds. Thirdly, in 2004 we received proceeds of $5 million of taxable revenue bonds to finance capital additions to one of our new facilities in Southaven, MS.

Results of Operations
      The following table sets forth certain historical financial information from our unaudited interim condensed consolidated statements of operations expressed as a percent of revenue.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Product revenue, net	76.4%	79.9%	76.3%	83.3%
Service fee revenue	18.3	15.1	18.2	12.7
Pass-through revenue	5.3	5.0	5.5	4.0

Total revenues	100.0	100.0	100.0	100.0

Cost of product revenue (as % of product revenue)	92.2	94.4	93.3	94.3
Cost of service fee revenue (as % of service fee revenue)	73.8	65.9	74.8	65.9
Cost of pass-through revenue (as % of pass-through revenue)	100.0	100.0	100.0	100.0

Total costs of revenues	89.2	90.4	90.3	90.9

Gross profit	10.8	9.6	9.7	9.1
Selling, general and administrative expenses	10.4	8.4	9.4	8.7

Income (loss) from operations	0.4	1.2	0.3	0.4
Interest expense, net	0.6	0.5	0.5	0.5

Income (loss) before income taxes	(0.2)	0.7	(0.2)	(0.1)
Income tax expense	0.3	0.2	0.3	0.2

Net income (loss)	(0.5)%	0.5%	(0.5)%	(0.3)%

      The following table sets forth certain historical financial information from our consolidated statements of operations expressed as a percent of net revenues.

	Year Ended December 31,

	2004	2003	2002

Product revenue, net	83.1%	87.0%	59.3%
Service fee revenue	13.1	11.8	31.9
Service fee revenue, affiliate	—	—	5.0
Pass-through revenue	3.8	1.2	3.8

Total revenues	100.0	100.0	100.0

Cost of product revenue (as % of product revenue)	94.2	94.4	94.5
Cost of service fee revenue (as % of service fee revenue)	66.7	68.6	63.3
Cost of pass-through revenue (as % of pass-through revenue)	100.0	100.0	100.0

Total costs of revenues	90.8	91.4	83.2

Gross profit	9.2	8.6	16.8
Selling, general and administrative expenses	8.4	8.9	27.8
Severance and other termination costs	—	—	1.3
Asset and lease impairments	—	0.1	1.0

Income (loss) from operations	0.8	(0.4)	(13.3)
Equity in earnings of affiliate	—	—	1.2
Interest expense	0.5	0.7	1.0
Interest income	—	—	(0.8)%

Income (loss) before income taxes and extraordinary gain	0.3	(1.1)	(11.9)
Income tax expense (benefit)	0.2	0.2	0.1

Income (loss) before extraordinary gain	0.1	(1.3)	(12.0)
Extraordinary gain	—	—	0.2

Net income (loss)	0.1%	(1.3)%	(11.8)%

Three and Nine Months Ended September 30, 2005 and 2004
      Product Revenue. Product revenue was $62.3 million for the three months ended September 30, 2005, as compared to $61.6 million for the three months ended September 30, 2004, an increase of $0.7 million, or 1.2%. This increase was primarily due to the impact of certain product price increases in 2005 offset by a decrease in sales volume. Product revenue was $189.4 million for the nine months ended September 30, 2005, as compared to $195.4 million for the nine months ended September 30, 2004, a decrease of $6.0 million, or 3.1%. The nine-month decrease in product revenue resulted primarily from the decreased sales volume of certain product partially offset by the impact of certain product price increases and the effect of exchange rates in our European and Canadian operations.
      Service Fee Revenue. Service fee revenue was $14.9 million for the three months ended September 30, 2005 as compared to $11.6 million for the three months ended September 30, 2004, an increase of $3.3 million or 28.4%. For the nine month period ended September 30, 2005 and 2004, service fee revenue was $45.3 million and $29.8 million respectively, an increase of $15.5 million or 52.1%. The change in service fee revenue is shown below ($ millions):

	Three	Nine
	Months	Months

Period ended September 30, 2004	$11.6	$29.8
New service contract relationships, including certain incremental projects under new contracts	5.5	14.3
Increase (decrease) in existing client service fees including impact of certain incremental projects with existing clients	(2.1)	2.6
Terminated clients not included in 2005 revenue	(0.1)	(1.4)

Period ended September 30, 2005	$14.9	$45.3

      The decrease in existing client service fees during the three months ended September 30, 2005 primarily resulted from one of our large clients modifying its product release schedule as well as lower project revenue in 2005.
      Cost of Product Revenue. Cost of product revenue was $57.4 million for the three months ended September 30, 2005, as compared to $58.1 million for the three months ended September 30, 2004, a decrease of $0.7 million or 1.2%. Cost of product revenue as a percent of product revenue was 92.2% and 94.4% during the three months ended September 30, 2005 and 2004, respectively. The resulting gross profit margin was 7.8% and 5.6% for the three months ended September 30, 2005 and 2004, respectively. For the nine month period ended September 30, 2005 and 2004, cost of product revenue was $176.7 million and $184.3 million, respectively, a decrease of $7.6 million or 4.1%. Cost of product revenue as a percent of product revenue was 93.3% and 94.3% during the nine months ended September 30, 2005 and 2004, respectively. The resulting gross profit margin was 6.7% and 5.7% for the three and nine months ended September 30, 2005 and 2004, respectively. Cost of product revenue for the three and nine months ended September 30, 2005 was reduced by certain incremental inventory cost reductions and also the result of decreased sales volumes of certain products. In addition, for the three and nine months ended September 30, 2004, gross margin included higher provisions for excess and obsolete inventory of $0.3 million and $1.0 million, respectively, as compared to the comparable periods in 2005.
      Cost of Service Fee Revenue. Cost of service fee revenue was $11.0 million for the three months ended September 30, 2005, as compared to $7.6 million during the three months ended September 30, 2004, an increase of $3.4 million or 43.7%. The resulting service fee gross profit was $3.9 million, or 26.2% of service fee revenue, during the three months ended September 30, 2005 as compared to $4.0 million, or 34.1% of service fee revenue for the three months ended September 30, 2004. Cost of service fee revenue was $33.9 million for the nine months ended September 30, 2005, as compared to $19.6 million during the nine months ended September 30, 2004, an increase of $14.3 million or 72.6%. The resulting service fee gross profit was $11.4 million, or 25.2% of service fee revenue, during the nine months ended September 30, 2005 as compared to $10.2 million, or 34.1% of service fee revenue for the nine months ended September 30, 2004. Our gross profit as a percent of service fees decreased in the current periods primarily due to lower gross margins on certain new contracts partially due to higher costs incurred during the implementation and initial operating periods of these new contracts. The three and nine months ended September 30, 2004 also reflects the higher gross margin benefit related to certain project revenue that has not occurred at a similar level in the corresponding period of 2005. As we add new service fee revenue in the future, we currently intend to target the underlying contracts to earn an average gross profit percentage of 25-35%, but we have and may continue to accept lower gross margin percentages on certain contracts depending on contract scope and other factors.
      Selling, General and Administrative Expenses. SG&A expenses were $8.4 million for the three months ended September 30, 2005, or 10.4% of total revenues, as compared to $6.5 million, or 8.4% of total revenues, for the three months ended September 30, 2004. SG&A expenses were $23.4 million for the nine months ended September 30, 2005, or 9.4% of total revenues, as compared to $20.5 million, or

8.7% of total revenues, for the nine months ended September 30, 2004. The increase in SG&A expenses is primarily due to approximately $1.2 and $1.4 million for the three and nine months ended September 30, 2005, respectively, of incremental costs incurred to relocate certain of our operations from Memphis, TN to a new facility in Southaven, MS, the increase in legal fees related to the Daisytek lawsuit filed in May 2005, incremental sales and marketing expenses and certain personnel related costs.
      Income Taxes. We recorded an income tax provision of $0.3 million and $0.1 million for the three months ended September 30, 2005 and 2004, respectively. For the nine months ended September 30, 2005 and 2004, we recorded a tax provision of $0.6 million and $0.5 million, respectively. The tax provision is primarily associated with our subsidiary Supplies Distributors’ Canadian and European operations. We did not record an income tax benefit associated with our consolidated net loss in our U.S. operations. A valuation allowance has been provided for our net deferred tax assets as of September 30, 2005, which are primarily related to our net operating loss carryforwards. We did not record an income tax benefit for our PFSweb Canadian pre-tax losses in the current or prior periods. We anticipate that we will continue to record an income tax provision associated with Supplies Distributors’ Canadian and European results of operations.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Product Revenue, Net. Product revenue was $267.5 million for the year ended December 31, 2004, as compared to $249.2 million for the year ended December 31, 2003, an increase of $18.3 million or 7.3%. The increase in annual product revenue resulted primarily from the favorable impact of exchange rates on our European and Canadian operations, increased sales volumes of certain existing products and the addition of certain new products.
      Service Fee Revenue. Service fee revenue was $42.1 million for the year ended December 31, 2004 as compared to $33.7 million for the year ended December 31, 2003, an increase of $8.4 million or 24.6%. Service fee revenue for the period included increased service fees generated from incremental projects with certain client relationships. The change in service fee revenue is shown below ($ millions):

Year ended December 31, 2003	$33.7
New service contract relationships, including projects	5.3
Increase in existing client service fees from organic growth and certain incremental projects	4.7
Terminated clients not included in 2004 revenue	(1.6)

Year ended December 31, 2004	$42.1

      Service fee revenue for the year ended December 31, 2004 included approximately $1.0 million of fees earned from client contracts terminated during 2004.
      Cost of Product Revenue. Cost of product revenue was $252.0 million for the year ended December 31, 2004, as compared to $235.3 million for the year ended December 31, 2003, an increase of $16.7 million or 7.1%. Cost of product revenue as a percent of product revenue was 94.2% during the year ended December 31, 2004 and 94.4% during the year ended December 31, 2003. The increase in annual cost of product revenue from the prior year resulted primarily from the impact of exchange rates on our European and Canadian operations, increased sales volumes of certain existing products and the addition of certain new products partially offset by a reduction in our provision for excess and obsolete inventory. In both years, the cost of product revenue was also partially offset by other inventory cost reductions from a vendor. The resulting gross profit margin was 5.8% and 5.6% for the year ended December 31, 2004 and 2003, respectively.
      Cost of Service Fee Revenue. Cost of service fee revenue was $28.1 million for the year ended December 31, 2004, as compared to $23.2 million during the year ended December 31, 2003, an increase of $4.9 million or 21.2%. The resulting service fee gross profit was $14.0 million or 33.3% of service fee revenue, during the year ended December 31, 2004 as compared to $10.6 million, or 31.4% of service fee revenue for the year ended December 31, 2003. Our gross profit as a percent of service fee revenue increased in the current period primarily due to incremental projects with certain client relationships partially offset by lower gross margins on certain new contracts, including certain start up costs. As we add new service fee revenue in the future, we currently intend to target the underlying contracts to earn an average gross profit percentage of 25-35%, but we have and may continue to accept lower gross margin percentages on certain contracts depending on contract scope and other factors.
      Selling, General and Administrative Expenses. SG&A expenses were $27.1 million for the year ended December 31, 2004 or 8.4% of total net revenues, as compared to $25.4 million, or 8.9% of total revenues, for the year ended December 31, 2003. SG&A expenses increased from the prior year primarily due to additional expenses incurred in preparation of complying with the Sarbanes-Oxley Act of 2002 and incremental sales and marketing expenses.
      Interest Expense. Interest expense was $1.6 million for the year ended December 31, 2004 as compared to $2.1 million for the year ended December 31, 2003. The decrease in interest expense is primarily due to lower average loan balances as a result of reduced inventory levels.
      Income Taxes. For the years ended December 31, 2004 and 2003, we recorded a tax provision of $0.7 million and $0.6 million, respectively, primarily associated with Supplies Distributors’ Canadian and European operations. We did not record an income tax benefit associated with our consolidated net loss in our U.S. operations. A valuation allowance has been provided for certain of our net deferred tax assets as of December 30, 2004, which are primarily related to our net operating loss carryforwards. We did not record an income tax benefit for our PFSweb European pre-tax losses in the current or prior periods. Due to the consolidation of Supplies Distributors, in the future we anticipate that we will continue to record an income tax provision associated with Supplies Distributors’ Canadian and European results of operations.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Product Revenue. Product revenue was $249.2 million for the year ended December 31, 2003, as compared to $57.5 million for the year ended December 31, 2002, which reflects product sales for Supplies Distributors subsequent to its consolidation effective October 1, 2002. Supplies Distributors had $163.6 million of product revenue for the nine months ended September 30, 2002 prior to consolidation, or a total of $221.1 million of product revenue for the year ended December 31, 2002. The increase in annual product revenue resulted primarily from the favorable impact of exchange rates on our European and Canadian operations and increased sales volumes of many existing products. In addition, product revenue was favorably impacted by the addition of certain new products and increased sales prices for certain products.
      Service Fee Revenue (including service fee revenue, affiliate). Service fee revenue was $33.8 million for the year ended December 31, 2003 as compared to $35.8 million for the year ended December 31, 2002, a decrease of $2.0 million or 5.7%. The change in service fee revenue is shown below ($ millions):

Year ended December 31, 2002	$35.8
New service contract relationships	0.2
Increase in existing client service fees from organic growth and certain incremental projects	3.7
Elimination of service fees earned from our affiliate, Supplies Distributors	(4.7)
Terminated clients not included in 2003 revenue	(1.2)

Year ended December 31, 2003	$33.8

      Service fee revenue for the year ended December 31, 2003 included approximately $0.9 million of fees earned from client contracts terminated during 2003.
      Cost of Product Revenue. Cost of product revenue was $235.3 million for the year ended December 31, 2003, as compared to $54.3 million for the year ended December 31, 2002, which reflects cost of product sales for Supplies Distributors subsequent to its consolidation effective October 1, 2002. Cost of product revenue as a percent of product revenue was 94.4% during the year ended December 31, 2003 and 94.5% during the year ended December 31, 2002. Supplies Distributors had $154.3 million of cost of product revenue, prior to consolidation, or a total of $208.6 million of cost of product revenue for the year ended December 31, 2002. Annual cost of product revenue increased from the prior year from the impact of exchange rates on our European and Canadian operations, increased volumes of many existing products, the addition of certain new products and additional reserves for inventory impairment for the year ended December 31, 2003. The impact of these increases and additional reserves were partially offset by other inventory cost reductions from a vendor. The resulting gross profit margin was 5.6% and 5.5% for the year ended December 31, 2003 and the three months ended December 31, 2002, respectively.
      Cost of Service Fee Revenue. Cost of service fee revenue was $23.2 million for the year ended December 31, 2003, as compared to $22.7 million during the year ended December 31, 2002, an increase of $0.5 million or 2.2%. The resulting service fee gross profit was $10.6 million or 31.4% of service fee revenue, during the year ended December 31, 2003 as compared to $13.2 million, or 36.7% of service fee revenue for the year ended December 31, 2002. Our gross profit as a percent of service fee revenue decreased in the current period primarily as a result of the elimination of the service fee revenue affiliate and resulting gross profit from services provided under our arrangements with Supplies Distributors due to our consolidation in October 2002.
      Selling, General and Administrative Expenses. SG&A expenses were $25.4 million for the year ended December 31, 2003 or 8.9% of total revenues, as compared to $27.0 million, or 27.8% of total revenues, for the year ended December 31, 2002. SG&A expenses decreased from the prior year primarily due to certain restructuring actions, including personnel reductions, which occurred in September 2002. In addition, the prior year SG&A expense included certain incremental sales and marketing costs. These items were partially offset as due to the consolidation of Supplies Distributors, we now reclassify certain costs previously characterized as cost of service fee revenue to SG&A. SG&A expenses as a percentage of total net revenues decreased from the prior year due to the increase in total net revenues, resulting from the inclusion of product sales subsequent to the consolidation of Supplies Distributors effective October 1, 2002.
      Asset and Lease Impairments. In December 2003, we relocated our Canadian operations within Toronto. In conjunction with this relocation, we recorded an impairment expense for an operating lease and the write-down of certain assets. For the year ended December 31, 2002, we recorded $0.9 million of expense for asset impairment and abandonment charges. This charge relates to an older warehouse management system that was upgraded to a new system, as well as the disposition of certain other assets no longer used in the business.
      Equity in Earnings of Affiliate. For the year ended December 31, 2002, we recorded $1.2 million of equity in earnings of affiliate that represents our allocation of Supplies Distributors’ earnings prior to October 1, 2002. Due to the consolidation of Supplies Distributors, effective October 1, 2002, we no longer report equity in earnings of affiliate, on a consolidated basis, for our ownership of Supplies Distributors.
      Interest Expense. Interest expense was $2.1 million for the year ended December 31, 2003 as compared to $0.8 million for the year ended December 31, 2002. The increase in interest expense is due to the consolidation of Supplies Distributors, which, as a distributor, requires substantial borrowings to fund its working capital needs.
      Interest Income. Interest income was $0.1 million for the year ended December 31, 2003 as compared to $1.0 million for the year ended December 31, 2002. Effective October 1, 2002 we now report lower consolidated interest income resulting from the elimination of interest income from the subordinated note due to PFS from Supplies Distributors upon consolidating Supplies Distributors, which caused the reduction in interest income for the year ended December 31, 2003. Interest income decreased as compared to the year ended December 31, 2002 attributable to lower interest rates earned by our cash and cash equivalents and lower balances of cash and cash equivalents.

      Income Taxes. For the years ended December 31, 2003 and 2002, we recorded a tax provision of $0.6 million and $0.1 million, respectively, primarily associated with Supplies Distributors’ Canadian and European operations. We did not record an income tax benefit associated with our consolidated net loss in our U.S. operations or the net loss from our Canadian and European service fee segments. A valuation allowance has been provided for our net deferred tax assets as of December 31, 2003, which are primarily related to our net operating loss carryforwards.
Liquidity and Capital Resources

For the nine months ended September 30, 2005 and 2004
      Net cash used in operating activities was $0.1 million for the nine months ended September 30, 2005 resulting from an increase in accounts receivable of $4.7 million, an increase in prepaid expenses, other receivables and other costs of $2.3 million, and a $1.2 million decrease in accounts payable, accrued expenses and other liabilities offset by net income, as adjusted for non-cash items, of $3.4 million and a $4.7 million decrease in inventories. The increase in accounts receivable was primarily due to increased service fee billings for certain client relationships, the timing of payments received by certain clients and timing of certain product sales in September 2005. Net cash provided by operating activities was $0.9 million for the nine months ended September 30, 2004, and primarily resulted from net income, as adjusted for non-cash items of $3.8 million and an increase in accounts payable, accrued expenses and other liabilities of $5.0 million partially offset by increases in accounts receivable of $5.8 million and prepaid expenses, other receivables and other assets of $2.5 million.
      Net cash used in investing activities for the nine months ended September 30, 2005 totaled $2.1 million, representing capital expenditures partially offset by a decrease in restricted cash. Net cash used in investing activities for the nine months ended September 30, 2004 totaled $3.2 million, primarily representing capital expenditures.
      Net cash provided by financing activities was approximately $3.2 million for the nine months ended September 30, 2005, primarily representing $2.0 million from the issuance of common stock pursuant to our employee stock purchase and stock option programs and warrant exercises and $1.6 million of proceeds from debt. Net cash provided by financing activities was approximately $2.5 million for the nine months ended September 30, 2004, primarily representing $2.3 million of proceeds from debt.
      During the nine months ended September 30, 2005, our working capital increased to $23.8 million from $22.6 million at December 31, 2004, primarily as a result of the issuance of common stock due to the exercise of certain warrants.

For the years ended December 31, 2004, 2003 and 2002
      Net cash provided by operating activities was $5.5 million for the year ended December 31, 2004 and primarily resulted from cash generated from operations along with increases in accounts payable and accrued expenses of $15.1 million partially offset by an increase in accounts receivable of $9.8 million, an increase in prepaid expenses and other current assets of $5.8 million. Net cash provided by operating activities was $1.3 million for the year ended December 31, 2003, and primarily resulted from cash generated from operations plus decreases in inventory of $2.5 million and in prepaid expenses and other current assets of $0.9 million partially offset by a decrease in accounts payable and accrued expenses of $5.6 million. The December 31, 2004, accounts payable balance was higher than normal primarily due to the timing of invoice processing by one of our master distribution vendors. Net cash used in operating activities was $15.0 million for the year ended December 31, 2002, and primarily resulted from cash used to fund operating losses and the net impact of increases in Supplies Distributors’ inventories of $8.1 million from October 1, 2002 to December 31, 2002 and accounts payable and accrued expenses of $4.6 million, partially offset by decreases in accounts receivable of $2.1 million and prepaid expenses and other current assets of $1.6 million.

      Net cash used in investing activities for the year ended December 31, 2004 totaled $8.8 million, resulting from capital expenditures of $7.7 million and an increase in restricted cash of $1.1 million. The increase in restricted cash resulted primarily from Mississippi taxable bond proceeds that are restricted specifically for payment on capital additions or as repayment on the outstanding bonds. Net cash used in investing activities for the year ended December 31, 2003 totaled $0.2 million, resulting from capital expenditures of $2.0 million partially offset by a decrease in restricted cash of $1.7 million. The decrease in restricted cash resulted from a refinancing of certain of our previous debt and lease balances to remove the associated letter of credit cash restrictions. Net cash provided by investing activities for the year ended December 31, 2002 totaled $1.5 million, representing the net repayment of $2.9 million by Supplies Distributors of our subordinated loan, which totaled $8.8 million at September 30, 2002, but which is now eliminated due to the consolidation of Supplies Distributors, and net cash acquired in our acquisition of the remaining 51% interest of Supplies Distributors, offset by capital expenditures of $1.8 million.
      Net cash provided by financing activities was approximately $2.2 million for the year ended December 31, 2004, primarily representing $3.3 million of proceeds from debt and $0.5 million of proceeds from the issuance of common stock pursuant to our employee stock purchase and stock option programs partially offset by $1.1 million of payments on our capital lease obligations. Net cash provided by financing activities was approximately $5.2 million for the year ended December 31, 2003, primarily representing $4.1 million of proceeds from the issuance of common stock pursuant to our employee stock purchase and stock option programs and the sale of 1,581,944 shares of our common stock to certain institutional investors in a private placement transaction and $1.8 million of proceeds from debt partially offset by $1.0 million of payments on our capital lease obligations. Net cash provided by financing activities was $11.4 million for the year ended December 31, 2002, primarily representing $11.3 million of proceeds from debt.
      During the year ended December 31, 2004, our working capital increased to $22.6 million from $21.4 million at December 31, 2003 primarily as a result of cash flow from operations plus incremental debt, partially offset by capital expenditures.

Liquidity
      Capital expenditures have historically consisted primarily of additions to upgrade our management information systems, and general expansion of our facilities, both domestic and foreign. We expect to incur capital expenditures to support new contracts and anticipated future growth opportunities. Based on our current client business activity and our targeted growth plans, we anticipate that our total investment in upgrades and additions to facilities and information technology services for the upcoming twelve months will be approximately $7 to $10 million, although additional capital expenditures may be necessary to support the infrastructure requirements of new clients. To maintain our current operating cash position, a portion of these expenditures may be financed through debt, operating or capital leases or additional equity. We may elect to modify or defer a portion of such anticipated investments in the event that we do not obtain the financing or achieve the revenue necessary to support such investments.
      To obtain additional financing in the future, in addition to our current cash position, we plan to evaluate various financing alternatives including the sale of equity, utilizing capital or operating leases, borrowing under our credit facilities, expanding our current credit facilities, entering into new debt agreements or transferring to third parties a portion of our subordinated loan balance due from Supplies Distributors. In conjunction with certain of these alternatives, we may be required to provide certain letters of credit to secure these arrangements. No assurances can be given that we will be successful in obtaining any additional financing or the terms thereof. We currently believe that our cash position, financing available under our credit facilities and funds generated from operations (including our anticipated revenue growth and/or cost reductions to offset lower than anticipated revenue growth) will satisfy our presently known operating cash needs, our working capital and capital expenditure requirements, our lease obligations, and additional subordinated loans to our subsidiary Supplies Distributors, if necessary, for at least the next twelve months.

      The following is a schedule of our total contractual cash obligations as of September 30, 2005, which is comprised of operating leases, debt (including vendor financing) and capital leases, including interest (in millions):

	Payments Due by Period

		Less Than	1 - 3	3 - 5	More Than
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Debt	$59,360	$54,363	$1,797	$3,200	$—
Capital lease obligations	2,975	1,312	1,443	220	—
Operating leases	22,325	7,442	10,689	3,394	800

Total	$84,660	$63,117	$13,929	$6,814	$800

      In support of certain debt instruments and leases, as of September 30, 2005, we had $0.9 million of cash restricted as collateral for letters of credit. The letters of credit expire at various dates through March 2007, the related debt and lease obligations termination dates. In addition, as described above, we have provided collateralized guarantees to secure the repayment of certain Supplies Distributors’ credit facilities. Many of our debt facilities include both financial and non-financial covenants, and also include cross default provisions applicable to other agreements. To the extent we fail to comply with our debt covenants, including the monthly financial covenant requirements and our required level of shareholders’ equity, and the lenders accelerate the repayment of the credit facility obligations, we would be required to repay all amounts outstanding thereunder. Any requirement to accelerate the repayment of the credit facility obligations would have a material adverse impact on our financial condition and results of operations. We can provide no assurance that we will have the financial ability to repay all of such obligations. As of September 30, 2005, we were in compliance with all debt covenants and we believe that we will maintain such compliance throughout calendar year 2005. Other than those noted herein, we do not have any other material financial commitments, although future client contracts may require capital expenditures and lease commitments to support the services provided to such clients.
      In the future, we may attempt to acquire other businesses or seek an equity or strategic partner to generate capital or expand our services or capabilities in connection with our efforts to grow our business. Acquisitions involve certain risks and uncertainties and may require additional financing. Therefore, we can give no assurance with respect to whether we will be successful in identifying businesses to acquire or an equity or strategic partner, whether we or they will be able to obtain financing to complete a transaction, or whether we or they will be successful in operating the acquired business.
      Supplies Distributors has a short-term credit facility with IBM Credit LLC (“IBM Credit”) and its European subsidiaries have a short-term credit facility with IBM Belgium Financial Services S.A. (“IBM Belgium”) to finance their distribution of IBM products. We have provided a collateralized guaranty to secure the repayment of these credit facilities. The asset-based credit facilities provide financing for up to $30.5 million and up to 12.5 million Euros (approximately $15.1 million) with IBM Credit and IBM Belgium, respectively. These agreements expire in March 2006.
      Supplies Distributors also has a loan and security agreement with Congress Financial Corporation (Southwest) (“Congress”) to provide financing for up to $25 million of eligible accounts receivables in the United States and Canada. The Congress facility expires on the earlier of March 29, 2007 or the date on which the parties to the IBM master distributor agreement no longer operate under the terms of such agreement and/or IBM no longer supplies products pursuant to such agreement.
      Supplies Distributors’ European subsidiary has a factoring agreement with Fortis Commercial Finance N.V. (“Fortis”) to provide factoring for up to 7.5 million Euros (approximately $9.0 million) of eligible accounts receivables through March 29, 2006. Borrowings under this agreement can be either cash advances or straight loans, as defined.
      These credit facilities contain cross default provisions, various restrictions upon the ability of Supplies Distributors and its subsidiaries to, among other things, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, provide guarantees, make investments and loans, pledge assets, make changes to capital stock ownership structure and pay dividends, as well as financial covenants, such as cash flow from operations, annualized revenue to working capital, net profit after tax to revenue, minimum net worth and total liabilities to tangible net worth, as defined, and are secured by all of the assets of Supplies Distributors, as well as a collateralized guaranty of PFSweb. Additionally, we are required to maintain a subordinated loan to Supplies Distributors of no less than $7.0 million, maintain restricted cash of less than $5.0 million, are restricted with regard to transactions with related parties, indebtedness and changes to capital stock ownership structure and a minimum shareholders’ equity of at least $18.0 million. Furthermore, we are obligated to repay any over-advance made to Supplies Distributors or its subsidiaries under these facilities if they are unable to do so. We have also provided a guarantee of the obligations of Supplies Distributors and its subsidiaries to IBM, excluding the trade payables that are financed by IBM credit.
      Our subsidiary, Priority Fulfillment Services, Inc. (“PFS”), has entered into a Loan and Security Agreement with Comerica Bank (“Comerica”), which, as amended, provides for up to $7.5 million of eligible accounts receivable financing through March 2007, and up to $2.5 million of eligible equipment purchases through June 2008. As of September 30, 2005, there were $4.2 million of funds available for accounts receivable financing and no available credit under the equipment purchasing financing. We entered this Agreement to supplement our existing cash position, and provide funding for our future operations, including our targeted growth. The Agreement contains cross default provisions, various restrictions upon our ability to, among other things, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, make investments and loans, pledge assets, make changes to capital stock ownership structure, as well as financial covenants of a minimum tangible net worth of $20 million, as defined, and a minimum liquidity ratio, as defined. The agreement also limits our ability to increase the subordinated loan to Supplies Distributors to more than $8.0 million without the lender’s approval. The agreement is secured by all of the assets of PFS, as well as a guarantee of PFSweb.
      In 2003, we entered into a Securities Purchase Agreement with certain institutional investors in a private placement transaction pursuant to which we issued and sold an aggregate of 1.6 million shares of our common stock, par value $.001 per share (the “Common Stock”), at $2.16 per share, resulting in gross proceeds of $3.4 million. After deducting expenses, the net proceeds were approximately $3.2 million. In addition to the Common Stock, the investors received one-year warrants to purchase an aggregate 525,692 shares of Common Stock at an exercise price of $3.25 per share and four-year warrants to purchase an aggregate of 395,486 shares of Common Stock at an exercise price of $3.30 per share. In January 2005, 394,865 of the one-year warrants were exercised prior to their expiration, generating net proceeds to us of $1.3 million.
      In 2004, to fulfill our obligations under certain new client relationships, we entered into a three-year operating lease arrangement for a new distribution facility in Southaven, MS, near our existing distribution complex in Memphis, TN. We have incurred approximately $5 million in capital expenditures to support the incremental business in this new distribution center. We financed a significant portion of these expenditures via a Loan Agreement with the Mississippi Business Finance Corporation (the “MBFC”) pursuant to which the MBFC issued $5 million MBFC Taxable Variable Rate Demand Limited Obligation Revenue Bonds, Series 2004 (Priority Fulfillment Services, Inc. Project) (the “Bonds”). The MBFC loaned us the proceeds of the Bonds for the purpose of financing the acquisition and installation of equipment, machinery and related assets located in our new Southaven, Mississippi distribution facility. The primary source of repayment of the Bonds is a letter of credit (the “Letter of Credit”) in the initial face amount of $5.1 million issued by Comerica pursuant to a Reimbursement Agreement between us and Comerica under which we are obligated to pay to Comerica all amounts drawn under the Letter of Credit. The Letter of Credit has an initial maturity date of December 2006 at which time, if not renewed or replaced, will result in a draw on the undrawn face amount thereof.
      We receive municipal tax abatements in certain locations. During 2004 we received notice from a municipality that we did not satisfy certain criteria necessary to maintain the abatements. We plan to dispute the notice. If the dispute is not resolved favorably, we could be assessed additional taxes for calendar years 2004 and 2005. We have not accrued for the additional taxes, which through September 30, 2005 could be $0.4 million to $0.5 million for 2004 and $0.4 million for 2005, as we do not believe that it is probable that an additional assessment will be incurred.
      In April 2005, we entered into a five-year operating lease arrangement for a new distribution facility in Southaven, MS, near our existing facility in Southaven, MS. We completed the move to the new facility in September 2005, and in doing so incurred incremental costs of approximately $1.54 million, which includes approximately $0.4 million related to a lease termination.
      On May 9, 2005, a lawsuit was filed in the District Court of Collin County, Texas, by J. Gregg Pritchard, as Trustee of the D.I.C. Creditors Trust, naming the former directors of Daisytek International Corporation and the Company as defendants. Daisytek filed for bankruptcy in May 2003 and the Trust was created pursuant to Daisytek’s Plan of Liquidation. The complaint alleges, among other things, that the spin-off of the Company from Daisytek in December 1999 was a fraudulent conveyance and that Daisytek was damaged thereby in the amount of at least $38 million. We believe the claim has no merit and intend to vigorously defend the action.
      In the ordinary course of business, one or more of the Company’s clients may dispute Company invoices for services rendered or other charges. As of September 30, 2005, an aggregate of approximately $0.9 million of client invoices were in dispute. The Company believes it will resolve these disputes in its favor and has not recorded any reserve for such disputes.
Seasonality
      The seasonality of our business is dependent upon the seasonality of our clients’ business and sales of their products. Accordingly, our management must rely upon the projections of our clients in assessing quarterly variability. We believe that with our current client mix and their current business volumes, our service fee business activity was at it lowest in the quarter ended March 31. However due to product release schedule changes from certain of our clients, we believe this seasonal impact will not be as significant in 2005 as it has been in prior years. We anticipate that our product revenue will be highest during the quarter ended December 31.
      We believe that results of operations for a quarterly period may not be indicative of the results for any other quarter or for the full year.
Inflation
      Management believes that inflation has not had a material effect on our operations.
Critical Accounting Policies and Estimates
      Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. If there is a significant unfavorable change to current conditions, it would likely result in a material adverse impact to our business, operating results and financial condition. We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements.
      We have defined a critical accounting estimate as one that is both important to the portrayal of our financial condition and results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. During the past three fiscal years, we have not made any material changes in accounting methodology used to establish the critical accounting estimates discussed below, unless otherwise noted. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates. In addition, there are other items within our consolidated financial statements that require estimation but are not deemed critical as defined above.

Cost of Service Fee Revenue
      Our service fee revenues primarily relate to our distribution services and order management/customer care services. Distribution services relate primarily to inventory management, product receiving, warehousing and fulfillment (i.e., picking, packing and shipping). Order management/customer care services relate primarily to taking customer orders for our client’s products via various channels such as telephone call-center, electronic or facsimile. These services also entail addressing customer questions related to orders, as well as cross-selling/up-selling activities.
      Our cost of service fee revenue represents the cost to provide the services described above, primarily compensation and related expenses and other fixed and variable expenses directly related to providing the services. These include certain occupancy and information technology costs and depreciation and amortization expenses. Certain of these costs are allocated from general and administrative expenses. For these allocations, we estimate the amount of direct expenses based on a client-specific number of transactions processed. We believe our allocation methodology is reasonable, however a change in assumptions would result in a different gross profit in our statement of operations, yet no change to the resulting net income or loss.

Allowance for Doubtful Accounts
      The determination of the collectibility of amounts due from our customers requires us to use estimates and make judgments regarding future events and trends, including monitoring our customers’ payment history and current credit worthiness to determine that collectibility is reasonably assured, as well as consideration of the overall business climate in which our customers operate. Inherently, these uncertainties require us to make frequent judgments and estimates regarding our customers’ ability to pay amounts due us to determine the appropriate amount of valuation allowances required for doubtful accounts. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At September 30, 2005, December 31, 2004 and 2003, reserves for doubtful accounts totaled $0.4 million, $0.5 million and $0.3 million, respectively. We believe that our reserve for doubtful accounts is adequate to cover anticipated losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required.

Inventory Reserves
      Inventories (merchandise, held for resale, all of which are finished goods) are stated at the lower of weighted average cost or market. Supplies Distributors and its subsidiaries assume responsibility for slow-moving inventory under certain master distributor agreements, subject to certain termination rights, but have the right to return product rendered obsolete by engineering changes, as defined. We review inventory for impairment on a periodic basis, but at a minimum, annually. Recoverability of the inventory on hand is measured by comparison of the carrying value of the inventory to the fair value of the inventory. This requires us to record provisions and maintain reserves for excess or obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand and market conditions. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential outcomes. At September 30, 2005, December 31, 2004 and 2003, our allowance for slow moving inventory totaled $1.7 million, $2.5 million and $1.3 million, respectively. We believe that our reserves are adequate to cover anticipated losses under current conditions. Significant or unanticipated changes to our estimates and forecasts, either adverse or positive, could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required.

Income Taxes
      The liability method is used for determining our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. The ultimate realization of the certain of our deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions. Although we believe our estimates and judgments are reasonable, actual results may differ, which could be material.
      As we operate in multiple countries, we are subject to the jurisdiction of multiple domestic and foreign tax authorities. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Capitalized Software
      Our capitalized software includes internal and external costs incurred in developing or obtaining computer software for internal use and to implement new or expanded client relationships. We make judgments to determine if each project will satisfy its intended use. Additionally, we estimate the average internal costs incurred for payroll related benefits for the employees who directly devote time relating to the design, development and testing phase of the project. On an ongoing basis, we perform an impairment analysis on various technologies. If the carrying value of the various technologies exceeds the fair value, impairment charges are recorded.

Long-Lived Assets
      Long-lived assets include property, intangible assets and certain other assets. We make judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, we review long-lived assets for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We record impairment losses in the period in which we determine that the carrying amount is not recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. This may require us to make judgments regarding long-term forecasts of our future revenues and costs related to the assets subject to review.

Self Insurance
      We are self-insured for medical insurance benefits up to certain stop-loss limits. Each reporting period we record the costs, including paid claims, an estimate for the change in incurred but not reported (“IBNR”) claims and administrative fees as an expense in the consolidated statement of operations. We base the estimated IBNR claims upon both (i) a recent level of monthly paid claims; and (ii) historical lag information provided by claims administrators based on recent paid claims, to provide for those claims that have been incurred but not yet paid. We believe the use of recent claims activity is representative of incurred and paid trends during the reporting period. Using the historical lag information involves a significant level of judgment. Accordingly, an increase (or decrease) in the estimated IBNR liability would result in a corresponding decrease (or increase) to net income.
Quantitative and Qualitative Disclosure about Market Risk
      We are exposed to various market risks including interest rates on its financial instruments and foreign exchange rates.

Interest Rate Risk
      Our interest rate risk is limited to our outstanding balances on our inventory and working capital financing agreements, taxable revenue bonds, loan and security agreements and factoring agreement for the financing of inventory, accounts receivable and certain other receivables and certain equipment, which amounted to $59.1 million at September 30, 2005. A 100 basis point movement in interest rates would result in approximately $0.3 million annualized increase or decrease in interest expense based on the outstanding balance of these agreements at September 30, 2005.

Foreign Exchange Risk
      Currently, our foreign currency exchange rate risk is primarily limited to the Canadian Dollar and the Euro. In the future, our foreign currency exchange risk may also include other currencies applicable to certain of our international operations. We have and may continue, from time to time, to employ derivative financial instruments to manage our exposure to fluctuations in foreign currency rates. To hedge our net investment and intercompany payable or receivable balances in foreign operations, we may enter into forward currency exchange contracts.

MANAGEMENT OF PFSWEB
Directors
      The following information, which has been provided by the individuals named, sets forth for each member of the PFSweb board of directors, such person’s name, age, principal occupation or employment during at least the past five years, the name of the corporation or other organization, if any, in which such occupation or employment is carried on and the period during which such person has served as a director of PFSweb.
      David I. Beatson, age 58, has served as a non-employee Director since November 2000. Mr. Beatson is Principal and Founder of Ascent Advisors, LLC, a consulting practice directed at strategic positioning and corporate business development plans and strategy. Mr. Beatson is a recognized leader in the field of transportation, logistics and supply chain management having served as Chairman and CEO of several leading companies in this industry. From July 2003 to April 2005, Mr. Beatson served as Regional CEO North America and Member of the Executive Board of Panalpina, Inc., a leading provider of intercontinental airfreight and seafreight forwarding and transportation, specializing in global integrated logistics and comprehensive supply chain management solutions. From June 2000 to July 2001, Mr. Beatson served as president, CEO and chairman of Supply Links, Inc., an Internet-based B2B global supply chain network that links customers to multiple transportation modes and service providers through a single platform. From July 1998 to June 2000, Mr. Beatson served as chairman, president and CEO of Circle International Group, Inc., a global transportation and logistics company. From 1991 to June 1994, Mr. Beatson served as vice-president of sales and marketing and then from June 1994 until July 1998 as president and CEO of Emery Worldwide, a global transportation and logistics company. Prior to 1991, Mr. Beatson held several management positions in the logistics and transportation industry, including American Airlines and CF Airfreight. Mr. Beatson also currently serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, to which the Air Freight Association elected him in 1995. He also serves on several industry boards including the Council of Logistics Management.
      James F. Reilly, age 46, has served as a non-employee Director of PFSweb since its inception. Mr. Reilly has been an investment banker since 1983 and is currently a Managing Director and Head of West Coast Investment Banking of Needham & Company, Inc., a nationally recognized investment banking and asset management firm focused primarily on serving emerging growth industries and their investors, a position he assumed in January 2004. Previously he was a Managing Director of J.P. Morgan Securities, Inc., an investment banking firm, and a Managing Director in the Technology Group of Warburg Dillon Read, the global investment banking division of UBS AG. From 1983 to 1999, Mr. Reilly was associated with Warburg Dillon Read or one of its predecessor companies and specialized in corporate finance advisory work for a broad range of technology companies.
      Dr. Neil W. Jacobs, age 70, has served as a non-employee Director of PFSweb since July 2000. Dr. Jacobs is a professor of computer information systems and management at Northern Arizona University (“NAU”) and a technology industry veteran. Dr. Jacobs’ academic area of expertise includes strategic management issues and the role information technology plays in support of strategy and operations. From 1996 to 1999, Dr. Jacobs served as associate dean of the College of Business Administration at NAU. Prior to his academic career, he served as an officer in the United States Air Force and held management positions in manufacturing and information technology at IBM and Memorex.
      Mark C. Layton, age 46, has served as Chairman of the Board, President and Chief Executive Officer of PFSweb since its inception. Mr. Layton previously held the following positions with Daisytek International Corporation (“Daisytek”), a leading global distributor of consumable computer supplies and office products and the former parent corporation of PFSweb: Chairman of the Board from September 1999 to October 2000; President, Chief Executive Officer and Chief Operating Officer from April 1997 to February 2000; Director from 1988 to October 2000; President, Chief Operating Officer and Chief Financial Officer from 1993 to April 1997; Executive Vice President from 1990 to 1993; and Vice

President — Operations from 1988 to 1990. Prior to joining Daisytek, Mr. Layton served as a management consultant with Arthur Andersen & Co., S.C. for six years through 1988 specializing in wholesale and retail distribution and technology. Mr. Layton is also a director of PC Mall a direct marketer of computer products.
      Timothy M. Murray, age 53, has served as a non-employee Director of PFSweb since its inception. Mr. Murray is a partner of Chicago Growth Partners (a private equity firm) and is a managing director of several private equity funds related to William Blair Capital Partners (a private equity firm). From 1979 to 2004, Mr. Murray was employed at William Blair & Company (an investment banking firm) and was a Principal of that firm from 1984 to 2004. Mr. Murray is a director of several privately held corporations.
Executive Officers and Officers
      In addition to the individuals named above, the following are the names, ages and positions of the other executive officers and officers of PFSweb:
Executive Officers
      Steven S. Graham, age 53, has served as Executive Vice President and Chief Technology Officer of PFSweb since its inception. Mr. Graham previously served as Senior Vice President of Information Technologies and Chief Information Officer of Daisytek, a position he held from 1996 to 2000. Prior to joining Daisytek, Mr. Graham was employed by Ingram Micro, a major microcomputer distributor. Mr. Graham has over 25 years of experience in the information-technology field.
      Thomas J. Madden, age 44, has served as Executive Vice President, Chief Financial and Accounting Officer of PFSweb since its inception. Mr. Madden previously served as Chief Financial Officer of Daisytek from 1997 to 2000, as Vice President — Finance, Treasurer and as Chief Accounting Officer of Daisytek from 1994 to 2000 and as Controller of Daisytek from 1992 to 1994. From 1983 to 1992, Mr. Madden served in various capacities with Arthur Andersen & Co., S.C., including financial consulting and audit manager.
      Michael C. Willoughby, age 42, has served as Executive Vice President and Chief Information Officer since October 2001 and served as Vice President — E-Commerce Technologies of PFSweb since 1999. Mr. Willoughby served as President and Chief Executive Officer of Design Technologies, Inc., an e-commerce software development firm from 1994 to 1999. Prior to founding Design Technologies, Inc., Mr. Willoughby served as President and Chief Executive Officer of Integration Services, Inc., a mid-sized development services company.
      Harvey H. Achatz, age 64, has served as Vice President — Administration and Secretary of PFSweb since its inception. Mr. Achatz previously served as Vice President — Administration and Secretary of Daisytek from 1993 and 1984 to 2000, respectively, as Vice President — Finance from 1985 to 1993, as Controller from 1981 to 1985 and as a Director from 1984 to 1990.
Officers
      Scott R. Talley, age 41, has served as Vice President — International Distribution for PFSweb since its inception. Mr. Talley previously served in various capacities for Daisytek since 1991, most recently as Vice President — Distribution.
      Cynthia D. Almond, age 37, has served as Vice President — Client Services of PFSweb since March 2001. From 1999 to 2001, Ms. Almond served as Director of Account Management. From 1991 to 1999, Ms. Almond served in various marketing, product management and sales capacities for Daisytek.
      Bruce E. McClung, age 68, has served as Vice President — Sales of PFSweb since October 2001. From 1999 to 2001, Mr. McClung served in various marketing and sales capacities for PFSweb. Mr. McClung has spent more than 25 years in sales, marketing and management roles in systems and solutions organizations, including Daisytek, IBM, Boeing and Perdata.

      David B. Reese, age 43, has served as Vice President — Business Solutions of PFSweb since November 2004. From 2000 to 2004, Mr. Reese served as Director of Implementation Services. Mr. Reese was Director of European Operations from January 1999 to May 2000. From 1995 to 1998, Mr. Reese served in various capacities for Daisytek.
Compensation Committee Interlocks and Insider Participation
      The current members of the PFSweb Compensation Committee are Messrs. Murray and Reilly, neither of whom are employees of PFSweb and all of whom are considered “independent” directors under the applicable NASDAQ rules. There were no interlocks or insider participation between any member of the Board or Compensation Committee and any member of the board of the directors or Compensation Committee of another company.
Compensation of Directors
      In June 1999 PFSweb Company adopted a Non-Employee Director Stock Option and Retainer Plan (the “Non-Employee Director Plan”). As of the date of the adoption of the Non-Employee Director Plan, each non-employee director received an option to purchase 35,000 shares of common stock. The Non-Employee Director Plan also provides for the future issuance to each non-employee director of options to purchase 10,000 shares of common stock as of the date of each annual meeting of stockholders. During calendar year 2004, each non-employee director received an option to purchase 10,000 shares of common stock with an exercise price of $1.77 per share. In addition, currently, non-employee directors receive an annual retainer fee of $10,000, payable quarterly, a director meeting fee of $2,500 for each board meeting attended and a committee meeting fee of $1,500 for each quarterly Audit Committee meeting attended. The Non-Employee Director Plan permits the payment of such non-employee director retainer fees in shares of Common Stock in lieu of cash.
      All options to be issued to non-employee directors under the Non-Employee Director Plan are non-qualified options for federal income tax purposes and have an exercise price equal to the fair market value of a share of common stock as of the date of the annual meeting upon which such option is granted. All options have a ten year term and are subject to a one year vesting schedule.
      Generally, unless the Non-Employee Director Plan administrator otherwise provides, options are non-transferable other than by will or the laws of descent and distribution. At the time of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other change in the corporate structure or capitalization affecting the Company’s common stock, the Non-Employee Director Plan administrator will make appropriate adjustments to the exercise price, number and kind of shares to be issued under the Non-Employee Director Plan and any outstanding options. Unless terminated earlier, the Non-Employee Director Plan will terminate ten years from its adoption, and no stock options will be granted after the Non-Employee Director Plan terminates. The Board of Directors has the authority to amend, modify, suspend or terminate the Non-Employee Director Plan at any time.
      Directors who are also employees of PFSweb or any of its subsidiaries receive no remuneration for serving as directors or Committee members.

Executive Compensation
      The following table sets forth the compensation paid or accrued by PFSweb to the Chief Executive Officer and to each of the four most highly compensated executive officers for services rendered during the years ended December 31, 2004, 2003 and 2002:
Summary Compensation Table

				Long-Term
				Compensation
				Awards

				Number of
	Annual Compensation			Securities
				Underlying	All Other
Name and Principle Position	Period	Salary	Bonus	Options	Compensation(1)

Mark C. Layton	2004	$332,423	$41,000	43,000	$16,289
Chairman, President,	2003	304,500	83,076	82,000	23,531
Chief Executive Officer	2002	328,991	—	—	14,613
Steven S. Graham	2004	223,200	38,500	43,000	7,603
Executive Vice President —	2003	213,298	58,431	82,000	8,798
Chief Technology Officer	2002	226,684	—	15,000	5,748
Michael C. Willoughby	2004	216,845	38,000	43,000	270
Executive Vice President —	2003	205,000	52,307	82,000	248
Chief Information Officer	2002	220,846	—	80,000	240
Thomas J. Madden	2004	186,154	37,000	43,000	7,358
Executive Vice President —	2003	165,000	42,307	82,000	5,905
Chief Financial Officer	2002	176,923	—	15,000	6,361
Harvey H. Achatz	2004	111,277	16,500	7,000	7,188
Vice President —	2003	107,299	18,461	15,000	6,948
Administration and Secretary	2002	109,530	—	3,000	5,600

(1)	All Other Compensation represents compensation in respect of one or more of the following: personal use of Company automobiles; life insurance premiums paid by the Company for the benefit of the named executive officer; income tax return preparation services paid by the Company; contributions to 401(k) accounts paid by the Company and personal travel expenses.
      The following table sets forth information with respect to grants of stock options by PFSweb to purchase shares of common stock during the year ended December 31, 2004 to the named executive officers reflected in the Summary Compensation Table.
Option Grants during the Year Ended December 31, 2004

	Individual Grants				Potential Realizable
					Value at Assumed
	Number of	% of Total			Annual Rates of Stock
	Securities	Options			Price Appreciation for
	Underlying	Granted to	Exercise		Option Terms(2)
	Options	Employees	Price per	Expiration
Name	Grants(1)	in Year	Share	Date	5%	10%

Mark C. Layton	43,000	5.7%	$1.61	3/28/14	$43,538	$110,335
Steven S. Graham	43,000	5.7%	1.61	3/28/14	43,538	110,335
Michael C. Willoughby	43,000	5.7%	1.61	3/28/14	43,538	110,335
Thomas J. Madden	43,000	5.7%	1.61	3/28/14	43,538	110,335
Harvey H. Achatz	7,000	0.9%	1.61	3/28/14	7,088	17,961

(1)	Subject to quarterly vesting schedule over a three-year period.

(2)	These are hypothetical values using assumed annual rates of stock price appreciation as prescribed by the rules of the SEC.

      The following table sets forth information concerning the aggregate PFSweb stock option exercises during the year ended December 31, 2004 and PFSweb stock option values as of December 31, 2004 for unexercised options held by each of the named executive officers.
Aggregated Option Exercises during the Year Ended December 31, 2004
And Option Values as of December 31, 2004

			Number of
			Securities Underlying		Value of Unexercised
	Number of		Unexercised Options at		In-the-Money Options at
	Shares		Year End		Fiscal Year End(1)
	Acquired on	Value
Name	Exercise	Received	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark C. Layton	—	$—	690,431	78,625	$1,299,589	$146,729
Steven S. Graham	—	—	682,573	79,876	1,300,536	149,231
Michael C. Willoughby	—	—	114,703	85,297	205,917	160,073
Thomas J. Madden	—	—	439,797	79,876	831,978	149,231
Harvey H. Achatz	—	—	94,099	13,875	169,941	26,409

(1)	Amounts were calculated using the closing price of the common stock on the last trading day of the fiscal year ($2.84), as reported by the Nasdaq Capital Market.
Change in Control and Severance Agreements
      PFSweb and each of the executive officers named above have entered into Change in Control and Severance Agreements. Under these agreements, and in consideration of certain commitments of the officer to continue employment, upon the occurrence of a change in control, all unvested options held by the officer immediately vest and become exercisable. During the two year period following a change in control (whenever occurring), if the employment of the officer is terminated (other than for cause, death, disability or retirement), or if there is a material adverse change in the officer’s responsibilities, compensation or benefits to which the officer does not consent, then, in each case, the officer is entitled to receive all salary and bonus amounts accrued through the date of termination plus a severance payment equal to twice the officer’s salary and bonus. If applicable, the officer is also entitled to receive an additional payment to compensate the officer for any additional excise tax liability arising by reason of the receipt of such severance or bonus payment. The agreement terminates upon the voluntary resignation or termination of employment by the officer.
      PFSweb and each of the executive officers named above have also entered into Executive Severance Agreements. Under these agreements, and in consideration for, among other things, the agreement by the executive to be bound by a restrictive covenant, in the event of the termination of the employment of the executive other than for cause (including a material adverse change in the officer’s responsibilities or the failure to re-nominate to the Board of Directors any executive also serving on the Board), the executive is entitled to a severance payment up to a maximum of twice the executive’s salary and bonus. In addition, in the event of termination without cause, the executive is entitled to a continuation of benefits and to the accelerated vesting of all options then held by the executive. The severance payment and benefits are reduced by any compensation or benefits received by the executive from any subsequent employer.

SECURITY OWNERSHIP OF CERTAIN PFSWEB BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth as of December 19, 2005, certain information regarding the beneficial ownership of the PFSweb common stock effect and the effect of the merger on the percentage of present holdings of the PFSweb common stock owned beneficially by (i) any person (including any group as that term is used in section 13(d)(3) of the Exchange Act) who is known to PFSweb to be the beneficial owner of more than five percent of the PFSweb common stock, (ii) each director and executive officer of PFSweb individually and (iii) all directors and executive officers of PFSweb as a group. The information contained in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, as such, also includes shares acquirable within 60 days. Unless otherwise indicated, the stockholders identified in this table have sole voting and investment power with respect to the shares owned of record by them. The merger will have no effect on the number of shares of PFSweb beneficially owned by the stockholders in this table, except to the extent such stockholder may also be a holder of eCOST common stock.

		Percent
	Number of	Before	Percent After
Name and Address of Beneficial Owner	Shares	Merger(1)	Merger(5)

Gilder, Gagnon, Howe & Co. LLC(2)	2,954,471	13.1%	7.1%
1775 Broadway, 26th Floor
New York, NY 10019
Mark C. Layton(3)	1,271,492	5.8%	3.0%
Steven S. Graham(3)	808,718	3.5%	1.9%
Thomas J. Madden(3)	610,529	2.7%	1.5%
Timothy M. Murray(3)	202,256	0.9%	0.5%
Harvey H. Achatz(3)	171,654	0.8%	0.4%
Michael C. Willoughby(3)	152,027	0.7%	0.4%
James F. Reilly(3)	131,405	0.6%	0.3%
David I. Beatson(3)	55,000	0.2%	0.1%
Dr. Neil W. Jacobs(3)	75,312	0.3%	0.2%
All directors and executive officers As a group (9 persons)(4)	3,478,393	19.4%	10.4%

*	Represents less than 1%

(1)	This table is based on 22,527,014 shares of PFSweb common stock outstanding on December 19, 2005.

(2)	Based upon a Schedule 13G, filed by Gilder, Gagnon, Howe & Co. LLC, stating beneficial ownership and shared voting and dispositive power as of September 30, 2005.

(3)	Includes the following outstanding options to purchase the specified number of shares of Common Stock, which are fully vested and exercisable: Mark C. Layton — 753,299; Steven S. Graham — 746,692; Thomas J. Madden — 503,916; Timothy M. Murray — 116,167; Harvey H. Achatz — 105,431; Michael C. Willoughby — 150,082; James F. Reilly — 45,000; David I. Beatson — 55,000; and Dr. Neil W. Jacobs — 55,000.

(4)	Includes outstanding options to purchase 2,530,587 shares of Common Stock, which are fully vested and exercisable.

(5)	Based on an estimate of 18,980,000 shares of PFSweb common stock to be issued in the merger.
      Except for (i) currently issued and outstanding options to purchase shares of PFSweb common stock held by PFSweb directors and executive officers and (ii) an annual grant to PFSweb non-employee directors of options to purchase 10,000 shares of PFSweb common stock pursuant to the terms of the PFSweb Non-Employee Director Stock Option and Retainer Plan, PFSweb has no present commitments to the persons listed in the above table with respect to the issuance of shares of PFSweb common stock.

INFORMATION REGARDING eCOST
      As used in this Section “Information Regarding eCOST,” references to “we”, “us”, “our” and “ours” refer to eCOST.
General
      We are a leading multi-category online discount retailer of high quality new, close-out and refurbished brand-name merchandise. We currently offer over 100,000 products in twelve primary merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. Additionally, we offer several other categories of products and services, including pet supplies and flowers, through various affiliate relationships. We appeal to a broad range of consumer and small business customers through what we believe is a unique and convenient buying experience, offering two shopping formats: every day low price and our proprietary Bargain Countdowntm. This combination of shopping formats helps attract value-conscious customers to our eCOST.com website who are looking for high quality products at low prices. Additionally, we offer a fee-based membership program to develop customer loyalty by providing subscribers exclusive access to preferential offers. We also provide rapid response customer service utilizing a strategically located distribution center and third-party fulfillment providers, as well as customer support from online and on-call sales representatives. We offer suppliers an efficient sales channel for merchandise in all stages of the product life cycle. We carry products from leading manufacturers such as Apple, Canon, Citizen, Denon, Hewlett-Packard, Nikon, Onkyo, Seiko and Toshiba and have access to a broad and deep selection of merchandise, including new and deeply discounted close-out and refurbished merchandise.
      We were incorporated in Delaware in February 1999, as a wholly-owned subsidiary of PC Mall. We have operated as a reporting segment of PC Mall’s business since April 1999. In September 2004, we completed an initial public offering of 3,465,000 shares of our common stock, leaving PC Mall with ownership of approximately 80.2% of the outstanding shares of our common stock. On April 11, 2005, PC Mall distributed its remaining ownership interest in our company to its common stockholders (referred to as the “distribution” or the “spinoff”).
Industry Overview
      Industry research indicates that the market for online retail sales is growing, an increasing share of the population is relying on the Internet to purchase products, and the average online buyer is spending more each year. The Internet offers consumers several advantages over traditional shopping channels. Consumers have no limitations from store location and are able to shop throughout the day and evening from their offices and homes. Consumers also benefit from increased merchandise selection on the Internet. Difficult-to-find accessories and obsolete models are often available at specialized online retailers. In addition, due to the relationship marketing focus of many online retailers, consumers benefit from personalized services and advertising.
      Suppliers are attracted to the Internet for a variety of reasons. First, the Internet provides suppliers significant merchandising flexibility because of their ability to communicate detailed product information, editorial content and pricing information. In addition, the lack of any limitation on shelf space and the ability to display their full product portfolio through online retailers is also an attractive feature. Through the receipt of instant feedback on product sell-through, suppliers and manufacturers can monitor channel relationships more efficiently. Also, suppliers can more efficiently sell close-out merchandise through the Internet without having to allocate the merchandise among many physical brick-and-mortar locations. Manufacturers also benefit from the ability to advertise more effectively on the Internet than in traditional print media. The capability to reach a large group of customers from a central location and the potential for low-cost customer interaction create significant advantages.

Our Strengths
      We have developed a differentiated business model which provides our customers and vendors with numerous benefits. We provide consumers and small businesses with quick and convenient access to high quality, new, close-out and refurbished brand-name merchandise at discount prices similar to a traditional discount retailer without the stocking limitations and store location constraints. We believe we are unlike other online retailers because we market multiple merchandise categories and product types, serve both small businesses and consumers and offer two ways to purchase products: every day low price and our proprietary Bargain Countdowntm.
      We offer the following key benefits to customers shopping on our website:

•	Broad and deep product selection. We sell high quality products across a broad selection of merchandise categories. Most of the products offered on our website are from well-known, brand-name manufacturers. We currently offer over 100,000 different products in twelve categories. Our product offerings are updated continually to reflect new product trends, keeping our merchandise selection relevant for our customers so they continue to visit our website.

•	Compelling price-to-value proposition. As part of our strategy to appeal to the high frequency value-oriented shopper, we offer low prices on new products and deeper discounts on our assortment of close-out and refurbished merchandise. We employ aggressive promotional strategies to provide incentives for our customers to purchase merchandise on our website and build customer loyalty. We also offer a fee-based membership program to reward customer loyalty by providing exclusive access to preferential offers to subscribers.

•	Two shopping formats on our website. We appeal to a broad customer base by offering two shopping formats designed to attract frequent visits to our website: every day low price and our proprietary Bargain Countdowntm. For the shopper who wants new and recently released products from leading manufacturers, we offer discounted merchandise in an every day low price format. For the bargain shopper interested in close-out and refurbished merchandise, we market products using our Bargain Countdowntm format which features time- and quantity-limited offers of selected merchandise that are more deeply discounted.

•	Rapid response order fulfillment. We ship substantially all of our customer orders from inventory at our distribution facility located near the FedEx main hub in Memphis, Tennessee. Substantially all orders in stock at the Memphis facility placed as late as 10:15 p.m. Eastern Time ship the same day and can be delivered at the customer’s request by 10:30 a.m. the next day for most domestic locations. We also utilize virtual warehouse technology to access merchandise that is not in stock at our distribution facility.

•	Responsive customer service and positive shopping experience. We believe that our customer service differentiates the buying experience for our customers. Our experienced team of inbound sales representatives and customer service representatives assist our consumer customers by telephone and e-mail. We also have relationship managers who are assigned to many of our small business customers to service their needs and increase future sales opportunities. Our website contains helpful features such as in-depth product information, inventory levels and order status. In addition, we continually monitor website traffic and order activity and periodically update our website to enhance the shopping experience for our customers.

•	Appealing features for small business customers. We offer our small business customers a convenient and differentiated way to purchase products through their own secure personalized website, which enables them to receive customized pricing and product offerings and which increases the efficiency of their shopping experience. Other helpful features for our business customers include purchasing and payment history, software licensing, custom hardware configurations and flexible payment alternatives, including up to net 30-day payment terms for qualified customers and lease financing through third-party sources. We also assign relationship managers to provide personalized service to many of our business customers.

      We provide manufacturers and other vendors with a convenient channel to sell both large and small quantities of new, close-out and refurbished inventory. We offer manufacturers and vendors the following key benefits:

•	Single point of distribution. Manufacturers and other vendors often use separate channels to sell new, refurbished and close-out products because most retailers offer products in only one stage of the product life cycle. Through our two shopping formats, we offer manufacturers and other vendors the flexibility to use eCOST.com to sell products in a brand sensitive manner in any stage of the product life cycle. For example, our Bargain Countdowntm capabilities allow our vendors to liquidate smaller, residual quantities of merchandise without disappointing customers due to the limited availability of such products.

•	Efficient distribution and sales channel. Our centralized distribution capability reduces vendor costs in shipping product to us. Our ability to rapidly sell inventory is a benefit to those vendors that offer us protection against price erosion. Our centralized product management and feedback to vendors on product sell-through and inventory position allow vendors to efficiently monitor product movement and placement, eliminating the need for frequent visits by vendor representatives to physical retail locations.

•	Customized manufacturer stores. With our in-house design and merchandising team, we provide manufacturers the opportunity to showcase their full assortment of products and accessories by establishing virtual stores on our website that are specific to individual manufacturers. We believe this allows manufacturers to maximize sales and branding of their products. We promote these manufacturer stores to our customer base through our integrated marketing strategy, including targeted e-mails highlighting a specific manufacturer and its products and directing customers to that manufacturer store on our website.

•	Speed to market for newly released products. We respond rapidly to new product releases from manufacturers through our ability to quickly post and market new products on our website and satisfy immediate customer demand through our rapid response order fulfillment capabilities.
Our Growth Strategy
      Our objective, as a leading online discount retailer, is to develop our brand both nationally and internationally, offer high quality merchandise across multiple categories and provide a superior customer experience. Key elements of our growth strategy include:

•	expanding our product offerings and merchandise categories to attract new customers and offer an increased variety of merchandise to our existing customers;

•	acquiring new customers through continued online marketing campaigns as well as through new techniques involving online and traditional offline advertising, including print, media and direct mail;

•	expanding our sales to existing customers by encouraging them to visit our website repeatedly, to browse through additional merchandise categories, product offerings, new merchandise assortments, and new promotions; and

•	increasing eCOST.com brand awareness through strategic online and offline advertising programs.
Our Customers
      We focus on consumers and small business customers. Our consumer customers are savvy, online shoppers, who are brand and price conscious, and interested in new technology. Our business customers include small businesses that we believe are currently underserved by other multi-category online retailers. While our business customer relationship managers focus on sales to small businesses, they also service businesses of all types and sizes. Our small business customers appreciate our superior and personalized customer service and our ability to offer new and current, close-out and refurbished merchandise at competitive prices. For the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005, consumer sales represented approximately 72%, 66% and 58%, respectively, of our total net sales, and business sales represented approximately 28%, 34% and 42%, respectively, of our total net sales.
Our Website
      Our website is comprehensive, easy to use and provides an exciting shopping experience which encourages customer loyalty and repeat visits. We add hundreds of new products to our online product mix weekly. Our website features high-quality product images, detailed product information and manufacturer specifications, as well as highlights of best-selling products and suggested accessories. We continually incorporate new technologies to improve the ease of use of our website.
      Currently, the products available on the every day low price portion of our website are organized into twelve primary product categories: computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. Additionally, we offer several other categories of products and services, including pet supplies and flowers, through various affiliate relationships. We also offer the same products, if they meet certain criteria, on the proprietary Bargain Countdowntm section of our website. In addition to being able to use keyword searches to locate specific products on our website, customers can browse or search the products available on the every day low price portion of our website by navigating the subcategories contained in our primary product categories and our featured manufacturer product showcases. Products that fall within more than one subcategory on our website are often posted on more than one web page, which we believe increases the visibility of the products and assists the customer in finding desired merchandise.
      Every day low price. Our multi-category merchandise assortment is available in an every day low price retail format. Products are organized by subcategory under each major category tab. Each major category includes informative and shopper-friendly “showcases” organized by manufacturer, new technology, best sellers, seasonal gift guides, and new products. This shopping format features discounted new products and recently released products from leading manufacturers.
      Bargain Countdowntm. Our proprietary Bargain Countdowntm shopping format offers close-out, refurbished and highly allocated products in limited quantities for a limited time. Bargain Countdowntm features over 100 different product offers daily, indicating the quantity of items remaining for the current offer and the time remaining to purchase the product. Based on the popularity of an offer, an animated graphic icon will appear to alert the customer of the item’s current sales velocity. After the offer has expired, the product is removed from Bargain Countdowntm and may no longer be available at the previously deeply discounted price. Our Bargain Countdowntm shopping format encourages repeat visits to our website due to the rapidly changing mix of merchandise, animated graphics, the unique collection of close-out deals and the search for bargains. We also have theme-based Bargain Countdowntm tabs throughout the year, including Holiday Countdown, Watches and Jewelry Countdown, Game of the Year Countdown, and Fashion Products and Accessories Countdown. Our Clearance Countdown tab is primarily used to liquidate overstocked and excess inventory across all product categories. Our Bargain Countdown Platinum Club format is a version of Bargain Countdowntm and offers exclusive pricing on select merchandise to our fee-based members.
      Other key features of our website include: advanced search, online order status retrieval, online payment, shipping alternatives, online registration for promotions and catalogs and online extended warranty recommendations.
      As a commitment to our small business customers, we have created a customized information area available as a link from our website which features services, benefits and information for our small business customers. Such additional features and services include access to our business customer relationship management team, the ability to set up a customized corporate extranet site with custom pricing and product catalogs, up to net 30-day credit terms for qualified customers, software licensing, computer system configurations, and leasing alternatives.
Our Merchandise
      We strive to offer our customers an expansive selection of varied types of merchandise and currently offer more than 100,000 products on our website in twelve primary merchandise categories. While our product offerings change on a regular basis due to product availability and customer demand, we continually offer a wide variety of merchandise.
      Computer hardware and software. Our computer hardware and software product category contains subcategories for computer systems, computer hardware and computer software. In these subcategories customers can find products such as desktop, notebook and handheld computers; servers; personal digital assistants; various hardware including CD and DVD drives and burners, flat screen monitors, color laser printers, scanners and networking equipment and business, education and entertainment software.
      Home electronics. Our home electronics product category contains subcategories for camcorders, DVD players, audio systems, speakers, big screen and plasma televisions, VCR and digital video recorders, portables and accessories. Within these subcategories, customers can find products such as video cameras in popular formats like DVD players; surround sound audio systems; subwoofers, center channel and bookshelf speakers; LCD, plasma and projection screen televisions; digital video recorders that pause, rewind and replay live television; digital music players and a variety of accessories such as cables, remote controls and headphones.
      Digital imaging. Our digital imaging product category contains products including digital still cameras; video cameras and camcorders in MiniDV format; drawing tablets for digital photo editing; digital photo and image editing software and photo printers.
      Watches and jewelry. Our watches and jewelry product category offers customers the ability to shop in subcategories dedicated to watches, jewelry and pens. Within these subcategories, customers can find brand name men’s and women’s watches; gold, silver, platinum and diamond jewelry such as rings, necklaces, pendants, earrings and bracelets and fountain and ballpoint pens.
      Housewares. Our housewares product category is dedicated to household appliances, kitchenware, personal care appliances, home decor and luggage. Within this portion of our website consumers can find products such as traditional household appliances including blenders, toasters and vacuum cleaners; professional quality cookware and gourmet kitchen appliances such as coffee grinders.
      DVD movies. Our DVD movies product category offers consumers an array of new release and classic DVDs in a wide range of genres, including action and adventure; animated; comedy; documentary; drama; family; horror; music video and concerts; musicals and performing arts; mystery and suspense; sci-fi and fantasy; sports and fitness and television.
      Video games. Our video game product category includes hardware and software products based on popular gaming platforms. Within subcategories dedicated to Sony PlayStation, Microsoft Xbox, Nintendo GameCube and PC gaming, customers can find hardware products and accessories, as well as action and adventure, role playing, simulation, sports, strategy and other types of video games.
      Travel. Our travel category is dedicated to serve customer travel requirements such as booking arrangements for flights, hotels and cars, with the opportunity for customers to benefit from special offers. For our travel category, we have an arrangement with a third party travel services provider under which we receive commissions for travel arrangements made through our website.
      Bed and bath. Our bed and bath product category is dedicated to bed and bath products and we have organized the website to allow customers to shop by subcategory. Within these subcategories we offer a variety of bed linens, pillows, blankets, comforters, towels and other select items.

      Apparel and accessories. Our apparel and accessories product category features select clothing, footwear and accessories. Included in the product offering are subcategories of products allowing customers to access a variety of brand name garments such as men’s and women’s coats and jackets, sleepwear, ties, footwear such as suede boots, and recognized brand name purses and handbags.
      Licensed sports gear. Our licensed sports gear product category is dedicated to sportswear apparel and memorabilia and includes a variety of products such as collector items, gifts, novelties, clothing and car mats. The website allows customers to access select professional sports team stores.
      Cellular/ Wireless. Within our cellular/wireless category, we offer customers select cellular phones and service and a variety of cellular/wireless accessories including batteries, headsets, vehicle adaptors and battery chargers. For the cellular phones and service portion of this category, we have an arrangement with a third party cellular service provider under which we receive commissions for service plans and phones purchased by linking through our eCOST.com website.
      We plan to expand into additional categories in order to attract new customers and offer a broader variety of merchandise to our existing customers. Categories currently under consideration include books, music, sporting goods/health and fitness and luggage. We also plan to increase our depth in our current categories by adding new subcategories, brands and products and continuing to develop and increase the number of affiliate categories.
Sales and Marketing
      We currently focus our advertising efforts on efficient and effective marketing campaigns aimed at acquiring new customers, encouraging repeat purchases and establishing the eCOST.com brand. Our current online prospecting activities are primarily cost-per-click arrangements which include displaying our products within various price comparison sites and search engines such as CNET, PriceGrabber, Shopping.com and Google, strategic online banner advertising, affinity e-mail programs and participation in various online affiliate marketing programs. We send our current customers targeted e-mails focused on new product and category launches, special promotions, and product-related add-on and accessory offers, as well as cooperative manufacturer branding campaigns. We also mail an eCOST.com branded catalog to selected customers. Additional marketing campaigns have also included eCOST.com or manufacturer coupon offers and promotional shipping discounts.
      We intend to continue to develop our small business customer base. We seek to provide personalized service for these customers and build deeper relationships which will lead to a growing share of the customer’s overall purchases. We believe small business customers respond favorably to a one-to-one relationship model with personalized, well-trained, relationship managers. By contacting existing business customers on a systematic basis, we believe we have the opportunity to increase overall sales to those customers. We also offer our business customers the option to use a customized eCOST.com business website which provides customer-specific pricing, account history, password security and product catalog features. In addition, our business customers have multiple payment options including leasing and up to net 30-day credit terms for qualified customers. High volume customers may also qualify for special volume pricing.
Vendors
      We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources, all of whom we consider our vendors. We provide vendors with a convenient channel to sell both large and small quantities of new, closeout and refurbished inventory. We offer significant advantages for vendors, including a single point of distribution, efficient channel relationships, customized manufacturer stores and speedy release of their newest merchandise. Our vendors provide us with brand name new and current products, close-out models and manufacturer refurbished products. We also have arrangements with third-party providers through which we receive commissions for products in certain categories, such as travel and cellular phones and service, as well as other marketing and promotional services generated through our eCOST.com website.

      We offer products on our website from over 1,000 third-party vendors. In general, we agree to offer products on our website and the manufacturers agree to provide us with information about their products and honor our customer service policies. We have established direct vendor relationships with many key suppliers and intend to continue to seek direct relationships with vendors and suppliers.
Fulfillment Operations
      We use a hybrid order fulfillment model that reduces inventory carrying cost while assuring that our customers experience rapid delivery and a high level of customer service. Our distribution center stocks faster selling products as well as special purchases of refurbished and close-out merchandise. For slower selling products not stocked in inventory, we have access to merchandise that can be drop shipped from 13 major distributors through our virtual warehouse technology. We do not have any contractual agreements with these vendors to guarantee availability of merchandise. Our hybrid fulfillment system allows us to ship orders quickly while limiting our exposure to excess and obsolete inventory charges. When customers place orders on our website, orders are fulfilled through our distribution center or through vendors electronically linked to our order management system. We monitor both sources for accurate order fulfillment and timely shipment.
      We ship a substantial majority of our customer orders from inventory at our warehouse facility located near the FedEx main hub in Memphis, Tennessee. For the years ended December 31, 2003 and 2004 and for the nine months ended September 30, 2005, we derived 84%, 89% and 85%, respectively of our gross sales from products sold out of our own inventory, or prior to the spin-off, PC Mall’s inventory. Our warehouse is operated with an automated warehouse management system that tracks the receipt of the inventory items, distributes order fulfillment assignments to warehouse employees and obtains rates for various shipping options to ensure low-cost outbound shipping. Our website relays orders to the warehouse management system throughout each day, and the warehouse management system in turn confirms to our website the shipment of each order. Our website provides customers with links to our freight providers to track the delivery status of a shipment.
      Shipping and Handling. Customers can choose various shipping services at their expense ranging from next day by 10:30 a.m. to deferred ground delivery. Shipping costs are determined through a number of variables, including the type of delivery service requested, shipping distance, package dimensions, delivery location and other factors. Most in stock orders at the Memphis facility placed as late as 10:15 p.m. Eastern Time ship the same day and can be delivered at the customer’s request by 10:30 a.m. the next day for most domestic locations.
      Return Policy. We offer up to a 30-day return policy for qualified customers on selected items based on manufacturer return policies; otherwise all purchases are final. Upon receiving a return authorization number from an eCOST customer service representative, products may be returned within 30 days from the date of the invoice. Defective software products are eligible for exchange only. We charge a 15% restocking fee plus applicable shipping & handling charges for shipments refused by the customer. Returns of defective items, whether new or refurbished, will be accepted for exchange or repair, at our discretion, within 30 days of the invoice date. The customer is responsible for original and return shipping and handling charges on all approved returns.
      Payment Terms. We offer our customers the following payment options: credit card, debit card, net 30-day payment terms for approved small business customers, bank money wire or third party business leasing through an approved lessor. We require verification of receipt of payment or credit card authorization before we ship any products to our customers who do not have pre-approved credit.
      Handling and Processing Fee. We charge a handling and processing fee on most transactions consisting of a fixed fee for orders up to $500 or a percentage of the total order value for orders over $500.
Customer Service
      Our business strategy has been to develop, cultivate and satisfy our growing customer base. As such, we focus on providing our customers with superior customer service in an effort to facilitate the best possible shopping experience and to encourage repeat business. Our customer service capabilities include our website functionality, personalized inbound call-center support and a business relationship sales team. In addition, we offer FedEx and UPS delivery service with multiple delivery options. Our team of inbound customer service representatives currently assists our customers via telephone and e-mail. We staff our customer service department with dedicated professionals who respond to phone and e-mail inquiries for product information, order processing, returns and other general questions. Our customer service staff receives up to approximately 16,000 inbound calls and 6,000 e-mail messages each week. To maintain a rapid response time for our e-mail and phone inquires, we often use automated e-mail and phone systems to help route the customer to the appropriate customer service representatives. Relationship managers are assigned to many of our business customers to better service their needs and increase future sales opportunities.
Technology
      We use our website, which was internally developed with PC Mall, and a combination of proprietary technologies and commercially available licensed technologies and solutions to support our operations, including Ecometry software for order processing, advertising and sales, fraud detection, purchasing, telemarketing and order management, virtual warehousing, and warehousing and shipping. We connect to the Internet over DS-3 lines through services provided by SBC and Qwest Communications. We regularly make improvements to our overall technology infrastructure to improve our customers’ shopping experiences.
      Our information technology systems are located in our corporate headquarters in Torrance, California. PC Mall currently provides us with information technology support services to maintain our management information and reporting systems and owns or licenses substantially all of the infrastructure on which these systems operate. PC Mall also hosts our website using HP/ Compaq web servers that are configured for redundancy and high availability. The servers operate in a load-balanced environment designed to accommodate large volumes of Internet traffic, and we have immediate access to standby servers that can provide additional traffic capacity if necessary. The servers are optimized for scalability to permit future growth in traffic volumes.
      We use Cisco network components, including routers, local directors, switches and hubs, and our network is redundant and configured with auto fail-over for high availability. Furthermore, our data is currently stored on hardware that is backed up by a high-speed redundant storage system. All customer credit card numbers and financial and credit information are secured using secure server software, and we maintain credit card numbers behind appropriate firewalls.
      Under our Information Technology Systems Usage and Services Agreement with PC Mall, PC Mall provides us with usage of telecommunications systems and hardware and software systems, information technology services and related support services, including maintaining our management information and reporting systems and hosting our website. We pay PC Mall a monthly fee of $40,000 for the services and usage of the hardware and software systems and we reimburse PC Mall for our actual telecommunications systems usage charges. To the extent we need to upgrade or expand the capacity of our systems, we will be responsible for purchasing any such additional capacity or hardware. The agreement has a term of two years, but either party may terminate the agreement earlier by providing the other party 180 days prior written notice of such termination. As part of our transition to becoming a stand-alone company, we will need to create our own operational and administrative infrastructure to replace the services PC Mall currently provides to us. For a discussion of certain amendments to our agreements with PC Mall which will go into effect following the merger, see “Amendment of PC Mall Agreements”.

Competition
      The market for our products is intensely competitive, rapidly evolving and has relatively low barriers to entry. New competitors can launch new websites at relatively low cost. We believe that competition in our market is based predominantly on:

•	price;

•	product selection, quality and availability;

•	shopping convenience;

•	customer service; and

•	brand recognition.
      We currently or potentially compete with a variety of companies that can be divided into several broad categories:

•	other multi-category online retailers such as Amazon.com and Buy.com;

•	online discount retailers of computer and consumer electronics merchandise such as Computers4Sure, NewEgg and TigerDirect;

•	liquidation e-tailers such as Overstock.com and SmartBargains;

•	consumer electronics and office supply superstores such as Best Buy, Circuit City, CompUSA, Office Depot, OfficeMax and Staples; and

•	manufacturers such as Apple, Dell, Gateway, Hewlett-Packard and IBM, who sell directly to customers.
      Our largest manufacturers have sold, and continue to intensify their efforts to sell, their products directly to customers. To the extent additional manufacturers adopt this selling format or this trend becomes more prevalent, it could adversely affect our sales growth and profitability. In addition, PC Mall currently offers many of the same products for sale as we offer, and PC Mall is not restricted from competing with us.
Intellectual Property
      We rely on a combination of laws and contractual restrictions with our employees, customers, suppliers, affiliates and others to establish and protect our proprietary rights. Despite these precautions, it is possible that third parties may copy or otherwise obtain and use our intellectual property, including our domain names, without authorization. Although we regularly assert our intellectual property rights when we learn that they are being infringed, these claims can be time-consuming and may require litigation and/or administrative proceedings to be successful. We have six trademarks and/or service marks which we consider to be material to the successful operation of our business: eCOST®, eCOST.com®, eCOST.com Bargain Countdowntm, eCOST.com Your Online Discount Superstore!tm, Bargain Countdowntm and Bargain Countdown Platinum Clubtm. We currently use all of these marks in connection with telephone, mail order, catalog, and online retail services. We have registrations for eCOST® and eCOST.com® in the United States for online retail order services and have seven pending applications for eCOST®, eCOST.com®, eCOST.com Bargain Countdowntm and Bargain Countdowntm, eCOST.com Your Online Discount Superstore!tm and Bargain Countdown Platinum Clubtm in the United States and three pending applications for eCOSTtm, eCOST.comtm and Bargain Countdowntm in Canada and the United Kingdom. Our applications may not be granted and we may not be able to secure significant protection for our service marks and trademarks.
      We have filed an application with the U.S. Patent and Trademark Office seeking patent protection for our proprietary Bargain Countdowntm technology. We cannot provide any assurance that a patent will be issued from this patent application. In addition, effective patent and trademark protection may not be available or may not be sought by us in every country in which our products and services are made available online, including the United States.
      From time to time, we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by our company. Third parties have asserted, and may in the future assert, that our business or the technologies we use infringe their intellectual property rights. Although we have not been subject to legal proceedings in the past, we may be subject to intellectual property legal proceedings and claims in the ordinary course of our business. We cannot predict whether third parties will assert additional claims of infringement against us in the future, or whether any future claims will prevent us from offering popular products or operating our business as planned. For a discussion of risks associated with our trademarks, patents and other intellectual property, please see “Risk Factors — If the protection of our trademarks and proprietary rights is inadequate, our brand and reputation could be impaired and we could lose customers” and “Risk Factors — If third parties claim we are infringing their intellectual property rights, we could incur significant litigation costs, be required to pay damages, change our business or incur licensing expenses.”
Government Regulation
      We are subject to federal, state, local and foreign consumer protection laws, including laws protecting the privacy of our customers’ personally identifiable information and other non-public information and regulations prohibiting unfair and deceptive trade practices. Furthermore, the growth and demand for online commerce has and may continue to result in more stringent consumer protection laws that impose additional compliance burdens and greater penalties on online companies. Moreover, there is a trend toward regulations requiring companies to provide consumers with greater information regarding, and greater control over, how their personal data is used, and requiring notification where unauthorized access to such data occurs. For example, California law currently requires us to notify each of our California customers who is affected by any data security breach in which an unauthorized person, such as a computer hacker, obtains such customer’s social security number, driver’s license number or California Identification Card number, account number, credit or debit card number, in combination with any required security code, access code, or password that would permit access to a customer’s account. In addition, several jurisdictions, including foreign countries, have adopted privacy-related laws that restrict or prohibit unsolicited email promotions, commonly known as “spam,” and that impose significant monetary and other penalties for violations. One such law, the “CAN-SPAM” Act of 2003, became effective in the United States on January 1, 2004 and imposes complex, burdensome and often ambiguous requirements in connection with our sending commercial email to our customers and potential customers. Moreover, in an effort to comply with these laws, Internet service providers may increasingly block legitimate marketing emails. These consumer protection laws may become more stringent in the future and could result in substantial compliance costs and could interfere with the conduct of our business.
      We collect sales or other similar taxes for shipments of goods in California and Tennessee. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies that engage in online commerce. If sales tax obligations are successfully imposed upon us by a state or other jurisdiction, we could be exposed to substantial tax liabilities for past sales and fines and penalties for failure to collect sales taxes and we could suffer decreased sales in that state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in that state or jurisdiction.
      In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and commercial online services. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes or regulatory restrictions on our business. These taxes could have an adverse effect on our cash flows and results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any past failures to comply with these requirements.
Employees
      As of December 1, 2005 we had 107 full-time employees, including 10 in inbound sales, 13 in customer service, 20 in business customer relationship management, 22 in sales and marketing, 25 in warehouse administration, 13 in finance/accounting and 4 in our executive and administrative department. During the holiday shopping season, we have historically hired a number of temporary employees. We have never had a work stoppage, and our employees are not represented by a labor union. We consider our employee relationships to be positive.

ECOST MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-Looking Statements
      This Management’s Discussion and Analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. Forward looking statements in this report include, without limitation, statements regarding: our merger with PFSweb and the expected benefits of the merger; our deferred tax assets; the establishment of operations in the Philippines; the measures our management focuses on in evaluating the progress of our business; the principal drivers of our revenue; the critical accounting policies that affect the more significant judgments and estimates used in preparing our financial statements; the adequacy of our current working capital and other sources of liquidity to support our operations; future impacts of inflation on our operating results; our anticipated need to raise additional capital in the future for expansion of our operations and other purposes; and our future hiring needs and advertising and marketing expenditures. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and variations of these words and similar expressions generally identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” on page 28. All forward-looking statements are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.
Overview
      eCOST.com, Inc. (“we” or “our”) is a leading multi-category online discount retailer of high quality new, close-out and refurbished brand-name merchandise. We currently offer over 100,000 products in twelve primary merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. Additionally, we offer several other categories of products and services, including pet supplies and flowers through various affiliate relationships. We appeal to a broad range of consumer and small business customers through what we believe is a unique and convenient buying experience offering two shopping formats: every day low price and our proprietary Bargain Countdowntm. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices to our eCOST.com website. Additionally, we offer a fee-based membership program to develop customer loyalty by providing subscribers exclusive access to preferential offers. We also provide rapid response customer service utilizing a strategically located distribution center and third-party fulfillment providers, as well as customer support from online and on-call sales representatives. We offer suppliers an efficient sales channel for merchandise in all stages of the product life cycle. We carry products from leading manufacturers such as Apple, Canon, Citizen, Denon, Hewlett-Packard (“HP”), Nikon, Onkyo, Seiko and Toshiba and have access to a broad and deep selection of merchandise, including new, deeply discounted close-out and refurbished merchandise.
      We were originally formed in February 1999 as a subsidiary of PC Mall, which is a rapid response supplier of technology solutions for businesses, government and educational institutions, as well as consumers. Our initial strategy was to establish a retail website focused primarily on new and current release computer hardware, software, peripherals and networking products priced aggressively to achieve higher sales volumes. We were also focused on building brand awareness and growing our customer base. In mid 2000, we changed our focus to emphasize profitability over growth by reducing our advertising expenditures, reducing customer acquisition costs, improving product margins, expanding our product categories and introducing a greater level of close-out and refurbished products to our merchandise mix. From November 2002 until April 2004, we also offered our products through an auction format, from which we derived net sales of $226,450 from the beginning of 2003 through April 2004 when we discontinued our auction format.
      We operated as a reporting segment of PC Mall’s business from April 1999 to April 2005. In September 2004, we completed an initial public offering of 3,465,000 shares our common stock, leaving PC Mall with ownership of approximately 80.2% of the outstanding shares of our common stock. On April 11, 2005 PC Mall distributed its remaining ownership interest in our company to its common stockholders through the form of a spin-off by means of a special dividend to its common stockholders of all of our common stock owned by PC Mall.
      Our financial results are influenced by factors in the marketplace in which we operate and our successful execution of our business strategy. Marketplace factors include competition for customers, product pricing, online advertising costs, growth in online shopping, and promotional offers such as coupons and free shipping. We expect that the online marketplace environment will remain a price competitive and promotion-driven environment where companies that run efficient, high volume operations thrive. Our ability to execute our business strategy successfully will require us to meet a number of challenges, particularly our ability to:

•	remain price competitive while maintaining or increasing our gross margins;

•	maintain vendor relationships;

•	manage our inventory and fulfillment functions effectively;

•	continue to find efficient ways to invest in advertising as we grow our customer base;

•	maintain or increase our levels of vendor marketing and co-op advertising funds; and

•	develop and grow new merchandise categories.
Basis of Presentation
      Prior to September 2004, our financial statements were derived from the consolidated financial statements and accounting records of PC Mall, in which we were reported as a separate segment, using the historical results of operations, and historical basis of assets and liabilities of our business. Our statements of operations for periods prior to September, 2004 include expense allocations for certain corporate functions historically provided to us by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, advertising services, and use of office space. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to PC Mall’s other businesses, of net sales, payroll, net cost of goods sold, square footage, headcount or other. We have not made a determination of whether these expenses are comparable to those we could have obtained from an unrelated third party. Our expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the statements of operations. In connection with our IPO, we entered into agreements with an Affiliate to provide similar services under a fee arrangement for a specific term and these services included inventory management and fulfillment through date of distribution, administrative services such as accounting through date of distribution, human resources, payroll and information services. The scope and cost of some of these services was reduced commensurate with the spin-off. The financial results for the three and nine months ended September 30, 2005 reflect these contractual service arrangements, as amended.
      We believe the assumptions underlying the financial statements are reasonable. However, the financial statements may not necessarily reflect our results of operations, financial position and cash flows in the future or what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented. The historical financial information presented in this Report does not reflect the many significant changes that will occur in our funding and operations as a result of our becoming a public company or our spin-off from PC Mall.

Financial Operations Overview
      Our management monitors a variety of financial and non-financial metrics on a daily, weekly and monthly basis in order to track the progress of our business and make adjustments as necessary. We believe that the most important of these measures include sales, orders shipped, website traffic, active customers, new customers, number of orders, average order value, gross margin, co-op advertising revenues, customer acquisition costs, advertising expense, personnel costs, fulfillment costs, relationship manager productivity, and accounts receivable aging for our business customers. Management compares the various metrics against goals and budgets, and takes appropriate action to enhance our performance. Our management also monitors additional measures such as liquidity and cash resources. As we transition to becoming an independent company, we anticipate that management will focus on further measures such as inventory turnover.
      We derive our revenue from sales of products and services to consumers and businesses. Consumer sales consist of orders placed through our eCOST.com website or by inbound telephone orders. Business sales consist of sales made to customers assigned a customer relationship manager. In addition, business sales include orders placed through customized corporate websites. Sales to unassigned business customers are included in consumer sales. Through our affiliate categories we have arrangements with third party service providers and receive commissions for products and services purchased by linking through our eCOST.com website. We further generate revenue from handling fees and shipping fees we charge our customers, as well as other services. We record our revenue net of returns, coupons, credit card fraud and chargebacks, and other discounts. Our revenues may fluctuate from period to period as a result of special offers we provide such as free shipping, coupons and other special promotions.
      Consumer sales represented 72% and 66% of our total net sales for the 2003 and 2004 fiscal years, respectively, and 58% of our total net sales for the nine months ended September 30, 2005. Business sales represented 28% and 34% of our total net sales for the 2003 and 2004 fiscal years, respectively, and 42% of our total net sales for the nine months ended September 30, 2005. No single customer accounted for more than 3% of our total net sales for 2003, 2004 or for the nine months ended September 30, 2005.
      Our revenue is dependant in part on sales of HP and HP-related products which represented 21% and 27% of our net sales in 2003 and 2004, respectively, and 28% of our net sales for the nine months ended September 30, 2005.
      We believe that the principal drivers of our revenue consist of the average order value placed by our customers, the number of orders placed by both existing and new customers, special offers we make available that result in incremental orders, our ability to attract new customers and advertising that impacts the aforementioned drivers of our revenue.
      Our net sales are derived primarily from the sale of computer hardware, software, peripherals, electronics, and other consumer products to individual consumers and businesses through the internet, dedicated telemarketing sales executives, relationship-based telemarketing techniques, direct response catalogs and advertisements. We also generate commission-based revenue for certain products and other marketing and promotional services generated through our eCOST.com website. We use third party fulfillment partners to supply travel services (such as flights, hotels and rental cars), cellular phones and service and other affiliate categories. For these products and services, we do not have inventory risk or pricing control, and do not provide customer service. Therefore, for these sales we are not considered to be the primary obligor, and record only our commission as revenue. We believe there is a moderate level of seasonality in our business, reflecting fluctuations in online commerce and the general pattern of peak sales for the retail industry during the holiday shopping season. Sales in the traditional retail industry are generally higher in the first and fourth calendar quarters of the year. We believe that our historical revenue growth makes it difficult to predict the effect of seasonality on our future revenues and results of operations.

      Cost of goods sold primarily consists of the cost of the product, inbound and outbound shipping, and fixed and variable fulfillment costs charged to us by PC Mall through the spin-off and directly incurred by us through the utilization of our Memphis distribution facility. Cost of goods sold is reduced by certain vendor consideration, such as co-op advertising funds. For our 2003 and 2004 fiscal years and for the nine months ended September 31, 2005, we derived approximately 84%, 89% and 85%, respectively, from products sold out of our own inventory or prior to the spin-off, PC Mall’s inventory. We purchased the remaining inventory from virtual warehouse distribution suppliers.
      Our gross profit margins are impacted by a number of factors. Product margins are typically higher for consumer sales than for business sales and vary by category of merchandise. Gross profit margins may also be impacted by various additional factors, including the introduction of new product categories, the relative mix of sales among our product categories, pricing of products by our vendors, fluctuations in key vendor support programs and price protection, pricing strategies, promotional programs including freight, market conditions, packaging, excess and obsolete inventory charges, and other factors.
      Selling, general and administrative (“SG&A”) expenses consist primarily of advertising expenses, including online marketing activities and the costs of catalog production; personnel costs; fixed costs such as rent, common area maintenance and depreciation; variable costs such as credit card processing charges, bad debt expenditures, legal and accounting fees, and service fees from PC Mall; and other costs. As a result of our IPO and our recent spin-off from PC Mall, we have incurred and expect that we will continue to incur additional general and administrative expenses related to operating as a stand-alone public company, such as increased legal and accounting expenses, increased executive compensation, personnel and employee benefit costs; investor relations costs; non-employee director costs and higher insurance premiums.
      Until completion of our initial public offering, we were a co-borrower under PC Mall’s $75 million commercial line of credit, which included a $5 million flooring facility. The lenders for these lines released us from all obligations under these credit facilities upon completion of our initial public offering. PC Mall directly received all proceeds under this line of credit, and directly paid all principal and interest with respect thereto. Although we did not directly utilize proceeds from this line of credit and separately account for amounts we borrowed from PC Mall, because we were a co-borrower, along with all of the other PC Mall subsidiaries, with joint and several liability under such line of credit, the outstanding balance under the PC Mall commercial line of credit included in PC Mall’s consolidated financial statements was included for financial reporting purposes in our stand-alone financial statements. As described below, our financial statements reflect offsetting interest expense and interest income with respect to such line of credit for periods prior to completion of our initial public offering.
      “Interest (income) expense” represents a charge by PC Mall for advances to us for working capital through 2003. We calculated the amount of this interest expense monthly using the prime rate in effect at such time multiplied by the cumulative balance due to PC Mall, net of an amount equal to the amount of approximately one month’s inventory purchases (to approximate standard vendor terms). Interest income in 2004 is a result of our investment of the net proceeds of our initial public offering proceeds in investment grade, interest-bearing marketable securities.
      “Interest expense — PC Mall commercial line of credit” represents PC Mall’s consolidated interest expense for advances under its commercial line of credit made to PC Mall to fund the operations of its consolidated group.
      “Interest income — PC Mall commercial line of credit” represents our recognition of interest income from PC Mall to reimburse us for the consolidated debt obligation that we record in our financial statements and that reflects PC Mall’s cost to fund the operations of its consolidated group. All costs associated with PC Mall’s borrowings to fund our operations have been recorded under “Interest expense — PC Mall.”
      PC Mall will file a consolidated federal income tax return and a combined state income tax return that will include our operating results for the fiscal year ending December 31, 2005. This will no longer be the practice after this year end. We assess the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, we consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that all of the net deferred assets will be realized in future periods. This assessment requires significant judgment and is based upon a number of factors including recent operating results, estimates involving projections of future taxable income, the nature of current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the availability of deferred tax assets. During 2003, we released the valuation allowance based on an assessment of both positive and negative evidence with respect to our ability to realize our deferred tax benefits. Specifically, at that time, our management considered current forecasts and projections supporting the future utilization of its deferred tax benefits, recent operating results and the fact that net operating losses were not limited with respect to their utilization and are available over a remaining carryover period of approximately 15 to 18 years. Over the latter half of fiscal 2004 and into the first half of 2005, we incurred significant operating losses which to some extent were driven by costs and expenses associated with out IPO and spin-off from our former Parent. As of the second quarter of 2005, our revised forecasts indicated a deferral in the timing of profitability, and this caused greater uncertainty with respect to our ability to generate sufficient taxable income to utilize our deferred tax assets. As required under the provisions of SFAS 109, Accounting for Income Taxes, we evaluated both positive and negative evidence to determine whether the utilization of the deferred tax assets is more likely than not. Given our recent losses incurred and quarterly trend of operating losses and the inherent risk and uncertainty associated with our forecasts and projections, it was determined that under the criteria of SFAS 109 it was not more likely than not that our deferred tax assets would be realized. Accordingly, we recorded a full valuation allowance against our net deferred tax assets during the second quarter of 2005, which resulted in a tax provision in that quarter of $6.5 million. We will continue to monitor all available evidence in accounting for this estimate and evaluate it on an ongoing basis.
      In 1999 and 2000, we granted non-qualified stock options to certain of our and PC Mall’s employees. These options were exercisable only upon the earlier to occur of an initial public offering or sale of our company or a period of five to seven years following the grant date of the options. Certain awards contain repurchase rights at the original exercise price in the event of employee termination, which right would terminate in the event of an initial public offering or sale of our company. As a result of the contingent nature of these options, a new measurement date for options granted to our employees occurred upon the consummation of our initial public offering, and we recorded non-cash stock-based compensation expense equal to the difference between the exercise prices of these options and the initial public offering price for these options. Based on the initial public offering price of $5.80 per share, we recorded a non-cash stock-based compensation charge of $0.8 million in connection with these options upon completion of our initial public offering.
      In March 2004, we granted an option to purchase 560,000 shares of common stock to our Chief Executive Officer at an exercise price of $6.43 per share. This grant resulted in the recognition of deferred non-cash stock-based compensation based on the estimated deemed fair value of the common stock on the date of grant of $10.00. An aggregate of 25% of the shares of common stock subject to this option vested upon the completion of our initial public offering. The remainder of the shares of common stock subject to this option will vest in equal quarterly installments over a three year period following the offering. We recorded a non-cash stock-based compensation charge of $0.7 million in the year ended December 31, 2004 to reflect compensation expense related to the accelerated vesting of shares under this option as a result of our initial public offering. We are amortizing the additional $1.3 million of compensation expense relating to the March 2004 option over the remainder of the three-year vesting period. We recognized total compensation expense of $1.5 million in connection with all of our outstanding options in the year ended December 31, 2004

Critical Accounting Policies and Estimates
      Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of our assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and we include any revisions to our estimates in our results for the period in which the actual amounts become known.
      Our management considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been selected could have a material impact on our results of operations or financial condition.
      We believe the critical accounting policies described below affect the more significant judgments and estimates used in the preparation of our financial statements:
      Revenue Recognition. We adhere to the revised guidelines and principles of sales recognition described in Staff Accounting Bulletin No. 104, Revenue Recognition, issued as a revision to Staff Accounting Bulletin No. 101, Revenue Recognition. While the wording of SAB 104 has revised the original SAB 101, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. Under SAB 104, sales are recognized when the title and risk of loss are passed to the customer, there is persuasive evidence of an arrangement for the sale, delivery has occurred and/or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured. Under these guidelines, we recognize a majority of our sales, including revenue from product sales and gross outbound shipping and handling charges, upon receipt of the product by the customer. For all product sales shipped directly from suppliers to customers, we are the primary obligor in the transaction, and we take title to the products sold upon shipment, bear credit risk, and bear inventory risk for returned products that are not successfully returned to suppliers; therefore, we recognize these revenues at gross sales amounts.
      Sales are reported net of estimated returns and allowances, coupon redemptions and credit card fraud and chargebacks, all of which are estimated based upon recent historical information such as return and redemption rates, and fraud and chargeback experience. Management also considers any other current information and trends in making estimates. Our coupon redemptions are based upon the quantity of eligible orders transacted during the period and the estimated redemption rate, using historical experience rates for similar products or coupon amounts. Estimated redemption rates and the related coupon expense and liability are regularly adjusted as actual coupon redemptions for the program are processed. If actual sales returns, allowances, discounts, coupon redemptions and credit card fraud and chargebacks are greater than estimated by management, additional expense may be incurred.
      Allowance for Doubtful Accounts Receivable. We maintain an allowance for doubtful accounts receivable based upon estimates of future collection using the specific identification method. We extend credit to our business customers based upon an evaluation of each business customer’s financial condition and credit history, and generally do not require collateral. Our business customers’ financial conditions and credit and payment histories are evaluated in determining the adequacy of our allowance for doubtful accounts. We also maintain an allowance for uncollectible vendor receivables which arise from vendor rebate programs, price protections and other promotions. We determine the sufficiency of the vendor receivable allowance based upon various factors, including payment history. Amounts received from vendors may vary from amounts recorded because of potential non-compliance with certain elements of vendor programs. If our estimated allowances for uncollectible accounts or vendor receivables subsequently prove insufficient, additional allowance may be required.

      Reserve for Inventory Obsolescence. We maintain allowances for the valuation of inventory by estimating the obsolete or unmarketable inventory based on the difference between inventory cost and market value determined by general market conditions, nature, age and type of each product. We regularly evaluate the adequacy of our inventory reserve and if the inventory reserve subsequently proves insufficient, additional inventory write-downs may be required, which would be recorded as an increase in cost of goods sold.
      Income Taxes. PC Mall will file a consolidated federal income tax return and a combined state income tax return that will include our operating results for year ending December 31, 2005. This will no longer be the practice after this year end. We assess the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, we consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that all of the net deferred assets will be realized in future periods. This assessment requires significant judgment and is based upon a number of factors including recent operating results, estimates involving projections of future taxable income, the nature of current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the availability of deferred tax assets. During 2003, we released the valuation allowance based on an assessment of both positive and negative evidence with respect to our ability to realize our deferred tax benefits. Specifically, at that time, our management considered current forecasts and projections supporting the future utilization of its deferred tax benefits, recent operating results and the fact that net operating losses were not limited with respect to their utilization and are available over a remaining carryover period of approximately 15 to 18 years. Over the latter half of fiscal 2004 and into the first half of 2005, we incurred significant operating losses which to some extent were driven by costs and expenses associated with our IPO and spin-off from our former Parent. As of the second quarter of 2005, our revised forecasts indicated a deferral in the timing of profitability, and this caused greater uncertainty with respect to our ability to generate sufficient taxable income to utilize our deferred tax assets. As required under the provisions of SFAS 109, Accounting for Income Taxes, we evaluated both positive and negative evidence to determine whether the utilization of the deferred tax assets is more likely than not. Given our recent losses incurred and quarterly trend of operating losses and the inherent risk and uncertainty associated with our forecasts and projections, we determined that under the criteria of SFAS 109 it was not more likely than not that our deferred tax assets would be realized. Accordingly, we recorded a full valuation allowance against our net deferred tax assets during the second quarter of 2005, which resulted in a tax provision in that quarter of $6.5 million. We will continue to monitor all available evidence in accounting for this estimate and evaluate it on an ongoing basis.
Our Relationship with and Separation from PC Mall
      As a subsidiary of PC Mall, we were allocated a charge for services provided by PC Mall, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, advertising services, and use of office space. Immediately prior to the closing of the IPO, we entered into fixed-term, fee agreements with PC Mall to provide for these services and, commensurate with the distribution, reduced the scope of some of these services. The administrative services agreement was amended effective as of the date of the spin-off to reduce the scope of services and monthly fees and though it expired in August 2005, we continue to receive certain administrative services under this agreement. PC Mall provides us with usage of its telecommunications systems, hardware and software systems, information technology services and related support services under an agreement with a term of two years expiring in September 2006, which either party may terminate with six months prior notice. The inventory management and order fulfillment agreement terminated upon completion of the spin-off.
      Additionally, we entered into certain product purchase arrangements with PC Mall which afforded us the facility for a limited time, to procure certain products from PC Mall under agreed contractual terms.

For a discussion of certain amendments to our agreements with PC Mall which will go into effect following the merger, see “Amendment of PC Mall Agreements.”
Results of Operations

Three and Nine months ended September 30, 2005 compared to Three and Nine months ended September 30, 2004
      Consumer sales represented 51% and 65% of total net sales for the three months ended September 30, 2005 and 2004, respectively, and 58% and 64% for the nine months ended September 30, 2005 and 2004, respectively. Business sales represented 49% and 35% of our total net sales for the three months ended September 30, 2005 and 2004, respectively, and 42% and 36% for the nine months ended September 30, 2005 and 2004, respectively. The business sales growth was due to increased sales per account relationship manager compared to the same periods a year ago. No single customer accounted for more than 3% of our total net sales for the nine months ended September 30, 2005. Our revenue is dependant in part on sales of HP and HP-related products which represented 27% of our net sales in 2004 and 28% of our net sales for the nine months ended September 30, 2005.
      Our net sales have declined sequentially for the last three quarters, primarily as a result of declines in the number of orders placed, less efficient advertising, fulfillment center issues and seasonality. Our ability to achieve profitability and maintain adequate liquidity is substantially dependant on improving gross margins and improving sales.
      Cost of goods sold primarily consists of the cost of the product, inbound and outbound shipping, and fixed and variable fulfillment costs charged to us by PC Mall through the spin-off and directly incurred by us through the utilization of our Memphis distribution facility. Cost of goods sold is reduced by certain vendor consideration, such as co-op advertising funds. For the three months ended September 30, 2005 and 2004, we derived approximately 82% and 88% of our net sales, respectively, from products sold out of our own inventory or, prior to the spin-off, PC Mall’s inventory. For the nine months ended September 30, 2005 and 2004, we derived approximately 85% and 88% of our net sales, respectively, from products sold out of our own inventory, or prior to the spin-off, PC Mall’s inventory. We purchased the remaining inventory from virtual warehouse distribution suppliers.
Selected Operating Data

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Total customers(1)	1,343,989	949,056	1,343,989	949,056
Active customers(2)	507,029	389,133	507,029	389,133
New customers(3)	56,668	88,147	257,128	228,634
Number of orders(4)	102,022	140,468	415,417	376,828
Average order value(5)	$389	$320	$338	$331
Advertising expense(6)	$1,307,000	$1,377,000	$4,784,000	$3,878,000

(1)	Total customers have been calculated as the cumulative number of customers for which orders have been taken from our inception to the end of the reported period.

(2)	Active customers consist of the number of customers who placed orders during the 12 months prior to the end of the reported period.

(3)	New customers represent the number of persons who established a new account and placed an order during the reported period.

(4)	Number of orders represents the total number of orders shipped during the reported period (not reflecting returns).

(5)	Average order value has been calculated as gross sales divided by the total number of orders during the period presented. The impact of returns is not reflected in average order value.

(6)	Advertising expense includes the total dollars spent on advertising during the reported period, including Internet, direct mail, print and e-mail advertising, as well as customer list enhancement services.

Three Months Ended September 30, 2005 Compared to the Three Months Ended September 30, 2004
      Net Sales. Net sales for the three months ended September 30, 2005 were $38.2 million, a decrease of $5.2 million, or 12%, from the comparable prior year period. The sales decline was primarily due to a 27% decrease in the number of orders, partially offset by a 22% increase in the average order value. Additionally, consumer sales decreased 30% from the three months ended September 30, 2004 when compared to the same period in 2005. On a product category level, the sales decline was primarily due to a $4.7 million decrease in the computer hardware and software category, a $0.9 million decrease in home electronics, offset by a $0.3 million increase in video games.
      Gross Profit. Gross profit for the three months ended September 30, 2005 was $2.7 million, a decrease of $1.4 million, or 33% from the comparable prior year period. The decrease in gross profit resulted from the increased costs of running our own distribution center, increased freight costs and increased customer returns. Gross profit as a percentage of sales decreased to 7.1% from 9.5% in the comparable prior year period, primarily due to the result of a higher proportion of sales to business customers which carry lower gross margins than consumer sales, increased freight costs, and the fulfillment operation issues cited above. Gross profit may be influenced from period to period by changes in vendor support programs (including price protection, rebates and return policies), product mix, pricing strategies, competition and other factors.
      Selling, General and Administrative Expenses. SG&A expenses for the three months ended September 30, 2005 were $5.1 million, a decrease of $0.4 million, or 8% from the comparable prior year period. SG&A expense for the three months ended September 30, 2005 and 2004 included approximately $0.1 million and $1.3 million, respectively, of stock-based compensation charges. Excluding these stock-based compensation charges, SG&A expense for the three months ended September 30, 2005 increased $0.7 million, or 17% over the comparable prior year period. The increase was primarily due to additional personnel costs of $0.7 million (excluding the stock-based compensation charges discussed previously) related to operating as a stand-alone company. As a percentage of net sales, SG&A expenses for the three months ended September 30, 2005 were 13%, versus 10% in the comparable prior year period (excluding the stock-based compensation charges discussed previously) and was primarily due to the increased personnel costs.
      Interest Income. Interest income for the three and nine months ended September 30, 2005 reflects interest earned on the investment of our net IPO proceeds in investment-grade, interest-bearing, marketable securities. “Interest expense-PC Mall commercial line of credit” is offset in the reported period by “Interest income-PC Mall commercial line of credit.” These amounts were calculated based on the monthly applicable prime rate multiplied by the cumulative balance due to PC Mall, net of approximately one month’s inventory purchases (to approximate standard vendor terms).
      Income Tax Provision. As we recorded a valuation allowance for the full amount of our deferred tax asset at June 30, 2005, no additional income tax benefit was recorded during the three months ended September 30, 2005. We recorded an income tax benefit for the three months ended September 30, 2004 of $0.5 million. The tax benefit in September 30, 2004 was calculated utilizing an effective tax rate of 37.1%.
      Net Loss. Our net loss was $2.3 million, or $0.13 per share, for the three months ended September 30, 2005, compared to a net loss of $0.9 million, or $0.06 per share, for the three months ended September 30, 2004.

Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004
      Net Sales. Net sales for the nine months ended September 30, 2005 were $134.3 million, an increase of $13.9 million, or 12%, over the comparable prior year period. The sales increase was primarily the result of an increase of 10% in the number of orders. Additionally, business sales increased 31% from the nine months ended September 30, 2004 when compared to the same period in 2005. On a product category level, the sales increase was primarily due to a $10.2 million increase in the computer hardware and software category, a $5.0 million increase in home electronics, a $0.9 million increase in video games, offset by a $2.0 million decrease in digital imaging.
      Gross Profit. Gross profit for the nine months ended September 30, 2005, was $9.2 million, a decrease of $2.1 million, or 18.8% from the comparable prior year period. The decrease in gross profit resulted from the additional costs of running our own distribution center, the increase in customer returns and additional freight costs. Gross profit as a percentage of sales decreased to 6.9% from 9.4% in the comparable prior year period, primarily due to the result of a higher proportion of sales to business customers, which carry lower gross margins than consumer sales, increased freight costs, and the fulfillment operation issues cited above. Gross profit may be influenced from period to period by changes in vendor support programs (including price protection, rebates and return policies), product mix, pricing strategies, competition and other factors.
      Selling, General and Administrative Expenses. SG&A expenses for the nine months ended September 30, 2005 were $17.4 million, an increase of $4.6 million, or 36% over the comparable prior year period. SG&A expense for the nine months ended September 30, 2005 and 2004 included approximately $0.4 million and $1.4 million, respectively, of stock-based compensation charges. Excluding these stock-based compensation charges, SG&A expense for the nine months ended September 30, 2005 increased $5.6 million, or 49% over the comparable prior year period. The increase was primarily related to our operating as a stand-alone company, including additional personnel costs of $3.6 million (excluding the stock-based compensation charges discussed previously), an increase of $1.2 million in fixed costs such as rent, common area maintenance and depreciation, and an increase of $0.9 million in advertising costs. As a percentage of net sales, SG&A expenses in the nine months ended September 30, 2005 were 13% compared to 9% in the comparable prior year period (excluding the stock-based compensation charges discussed previously).
      Interest Income or Expense. Interest income for the nine months ended September 30, 2005 reflects interest earned on the investment of our net IPO proceeds in investment-grade, interest-bearing, marketable securities. “Interest expense-PC Mall commercial line of credit” is offset in the reported period by “Interest income-PC Mall commercial line of credit.” These amounts were calculated based on the monthly applicable prime rate multiplied by the cumulative balance due to PC Mall, net of approximately one month’s inventory purchases (to approximate standard vendor terms).
      Income Tax Provision. We recorded an income tax provision for the nine months ended September 30, 2005 of $5.4 million and a tax benefit of $0.5 million for the nine months ended September 30, 2004. Under FAS 109, we continuously evaluate whether the utilization of our deferred tax assets is more likely than not. Based upon the review of both positive and negative evidence, during the second quarter of 2005, we provided a valuation allowance of $6.5 million against our net operating losses included in our deferred tax asset. This offsets the prior tax benefit recorded during the first quarter of 2005 of $1.1 million, included in our deferred tax asset. We will continue to evaluate this asset on an ongoing basis. The tax benefit in September 30, 2004 was calculated utilizing an effective tax rate of 37.1%.
      Net Loss. Our net loss after taking the income tax provision discussed above was $13.4 million, or $0.76 per share, for the nine months ended September 30, 2005 compared to a net loss of $0.9 million, or $0.06 per share, for the nine months ended September 30, 2004.

      The following table sets forth our results of operations expressed as a percentage of total net sales for the periods indicated.

	Year Ended December 31,

	2002	2003	2004

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.2	90.6	90.9

Gross profit	10.8	9.4	9.1
Selling, general and administrative expenses	10.1	9.0	10.3

Income from operations	0.7	0.4	(1.2)
Interest (income) expense	0.5	0.1	(0.1)

Interest expense-PC Mall commercial line of credit	1.2	1.3	0.7
Interest income-PC Mall commercial line of credit	(1.2)	(1.3)	(0.7)

Income (loss) before income taxes	0.2	0.3	(1.1)
Income tax benefit	—	(5.4)	(0.4)

Net income (loss)	0.2%	5.7%	(0.7)%

Year ended December 31, 2004 compared to year ended December 31, 2003
      Net Sales. Net sales in the year ended December 31, 2004 were $178.5 million, an increase of $68.8 million, or 63%, over 2003. The increase in sales was primarily due to a related increase of 77% in active customers from the prior year. New customers for the year ended December 31, 2004 increased by 81% compared to the prior year due to increased awareness of our website derived from additional advertising spending during the year. We also added the following merchandising categories to our website during the year: video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. The main products which contributed to the growth in net sales were notebook computers, home electronics and digital imaging products.
      Gross Profit. Gross profit in the year ended December 31, 2004 was $16.3 million, an increase of $6.0 million over the prior year. Gross profit as a percentage of sales decreased to 9.1% from 9.4% in the prior year, primarily due to additional promotional offers to accelerate customer acquisitions. Gross profit may be influenced from year to year due to changes in vendor support programs (including price protection, rebates and return policies), product mix, pricing strategies, competition and other factors.
      Selling, General and Administrative Expenses. SG&A expenses in the year ended December 31, 2004 were $18.4 million, an increase of $8.5 million, or 86%, over 2003. The increase in SG&A expenses was primarily due to $2.2 million of non-recurring charges and increased personnel costs of $1.7 million, increased advertising expenses of $2.3 million, increased credit card processing charges of $1.3 million and increased consulting expenses of $0.9 million due to the increase in net sales over the prior year. As a percentage of net sales, SG&A expenses for the year ended December 31, 2004 were 10.3% compared to 9.0% in the prior year. As a percentage of net sales, SG&A expenses increased 1.3% from the prior year primarily due to the non-recurring charges, as described above, equal to 1.2% and increased consulting expense of 0.5%. These increases were offset by a decline in PC Mall administrative service charges of 0.4% as a percentage of net sales. The administrative service charges have been generally allocated and charged using several factors, including net sales, cost of goods sold, square footage, systems utilization, headcount and other factors. Since our initial public offering, these charges have been based upon monthly fees pursuant to the Administrative Services Agreement and Information Technology Systems Usage and Services Agreement with PC Mall.
      Interest (Income) Expense. Interest expense decreased to zero from $0.1 million in the prior year due to PC Mall’s additional investment of $18.0 million in eCOST.com in early 2003, which reduced the amount of advances to us from PC Mall to a net receivable. We recognized interest income in the amount of $0.1 million in 2004 from our investment of the net proceeds of our initial public offering in investment grade, interest-bearing marketable securities. “Interest expense — PC Mall commercial line of credit” is offset in each reported period by “Interest income — PC Mall commercial line of credit.” These amounts decreased in the year ended December 31, 2004 by $0.1 million from the prior year primarily due to our release from all obligations under the PC Mall commercial line of credit and related term note effective upon the closing of our initial public offering on September 1, 2004.
      Income Taxes. We recorded an income tax benefit for the year ended December 31, 2004 of $0.8 million due to the loss incurred during the year. In 2003 we recorded a benefit of $5.9 million for income taxes primarily as a result of the release of the full amount of our $6.0 million valuation allowance based upon our reassessment of our deferred tax assets as being more likely than not recoverable. Realization of our deferred tax assets is dependent on our generating sufficient taxable income in the future to utilize the net operating loss carryforwards of $12.7 million at December 31, 2004 which have a 15 to 18 year life before expiration. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced. PC Mall may utilize a portion of these net operating losses for any year in which our financial statements can be consolidated with PC Mall. To the extent PC Mall does so, that will reduce the amount of net operating loss carryforwards available to us in the future.
      Net loss was $1.2 million, or ($0.08) per share, for the year ended December 31, 2004 compared to net income of $6.2 million, or $0.43 per share, for the same period last year.

Year ended December 31, 2003 compared to year ended December 31, 2002
      Net Sales. Net sales in 2003 were $109.7 million, an increase of $20.7 million, or 23%, over 2002. The increase in sales was driven primarily by an increase in daily visits to our website, an increase in sales and shipping promotions, and our increased focus on business customers by expanding our team of sales account representatives. Sales of business-related products, including notebook computers, networking and storage products, increased by $11.2 million from 2002, and sales of consumer-related products, including home electronics and digital imaging products, increased by $8.6 million from 2002.
      Gross Profit. Gross profit in 2003 was $10.3 million, an increase of $0.7 million, or 8%, over 2002. Gross profit as a percentage of net sales decreased to 9.4% in 2003 from 10.8% in the prior year, primarily due to increased promotional activities such as the issuance of mail-in rebates and reduced shipping rates totaling 1.8% of sales, increased warehouse and fulfillment costs of 0.4% of net sales due to a decline in average order values, partially offset by improvement in product margin totaling 0.8% of net sales. Our gross profit percentage may vary from period to period, depending on the continuation of key vendor support programs, (including price protection, rebates and return policies), product mix, pricing strategies, competition and other factors.
      Selling, General and Administrative Expenses. SG&A expenses in 2003 were $9.9 million, an increase of $0.9 million, or 11%, over 2002. The increase in SG&A expenses was primarily due to increases in advertising expenditures of $0.5 million, and increased credit card processing charges of $0.4 million on the higher level of sales. As a percentage of net sales, SG&A expenses in 2003 were 9.0% versus 10.1% in 2002. The decline in SG&A expenses as a percentage of net sales is primarily due to a 0.35% decline in personnel costs and a 0.36% decline in administrative service charges from PC Mall. The dollar amount of these expense items in 2003 are substantially the same as the prior year and, thus, declined as a percentage of net sales due to sales growth. The administrative service charges have been generally allocated and charged to us using several factors, including net sales, cost of goods sold, square footage, systems utilization, headcount and other factors. Since the initial public offering, these charges have been based on a monthly fee pursuant to our Administrative Services Agreement with PC Mall.
      Interest Expense. Interest expense decreased from $0.5 million in 2002 to $0.1 million in 2003, primarily due to PC Mall’s additional investment of $18.0 million in our company, which reduced the amount of advances to us from PC Mall to a net receivable and thereby reduced our interest expense for 2003. “Interest expense — PC Mall commercial line of credit” is offset in each reported period by

“Interest income — PC Mall commercial line of credit.” These amounts increased in 2003 by $0.4 million from 2002 due to increased borrowings by PC Mall and its subsidiaries under the PC Mall commercial line of credit.
      Income Taxes. In 2003 we recorded a benefit of $5.9 million for income taxes primarily as a result of our reassessment of the recoverability of our deferred tax assets as being more likely than not, resulting in the release of the full amount of our $6.0 million valuation allowance. Realization of our deferred tax assets is dependent on our generating sufficient taxable income in the future. The amount of the deferred tax assets considered realizable, however, could be reduced in the future if estimates of future taxable income are reduced. This compares with a tax provision in 2002 of $27,000 for state franchise taxes. At December 31, 2003, we had net operating loss carryforwards of $12.2 million.
Liquidity and Capital Resources
      Historically, our primary sources of financing came from cash flows from operations and investments from PC Mall. Prior to our IPO in September 2004, we participated in PC Mall’s cash management program whereby our trade cash receipts were handled by PC Mall and swept daily from our account with such cash re-advanced by PC Mall for our working capital needs. In April 2004, PC Mall extended a line of credit to us of up to $10.0 million for necessary working capital requirements, which obligation terminated upon completion of our IPO. In September 2004, we completed an initial public offering of 3,465,000 shares of our common stock, which yielded net proceeds of $16.7 million after underwriting discounts, commissions and offering expenses. Since the completion of our IPO, we have performed our own cash management functions.
      The following table sets forth elements of our cash flows for the periods indicated (in thousands):

	Nine Months Ended
	September 30,

	2005	2004

Net cash used in operating activities	$(8,307)	$(1,700)
Net cash provided by (used in) investing activities	5,488	(125)
Net cash provided by financing activities	319	21,563
      The primary factors that affected our cash flow from operations were our year-to-date operating losses and increases in our inventory and receivables balances, offset by higher payables and accrued expenses. We expect a net usage of cash in operating activities for the next twelve months.
      Accounts receivable, which include trade, credit card and vendor receivables, increased to $5.1 million at September 30, 2005, from $2.0 million at December 31, 2004, primarily due to additional receivables billed under our cooperative vendor marketing programs. These vendor marketing programs had previously been combined with PC Mall who billed, collected and allocated us a proportionate share of this income but retained the credit risk. Inventories, which include products purchased for resale, net of provision, and product shipped but not yet received by our customers, increased to $6.7 million at September 30, 2005, from $1.8 million at December 31, 2004, reflecting the stocking of product at our warehouse as we assumed responsibility for order fulfillment in conjunction with the spin-off. Accounts payable increased to $7.0 million at September 30, 2005, from $0.6 million at December 31, 2004 as we began purchasing inventory directly from product vendors subsequent to the spin-off.
      We have incurred operating losses of $2,059 and $8,187 (unaudited), and used cash in operations of $139 and $8,307 (unaudited) for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively. While there is no single condition or event responsible for our net losses, we have experienced a number of significant operational challenges related to the spin-off from PC Mall and to our transition to a standalone public entity. Net sales have declined in each consecutive quarter of 2005, while our cost structure became burdened with additional costs related to being a standalone public entity. Management has undertaken several operational and strategic initiatives to address the current situation and return us to profitability including:

•	Focusing sales efforts on product margin as a priority over volume.

•	Leveraging automated analytical tools in order to more efficiently set prices for our products.

•	Better automating and optimizing advertising efforts.

•	Implementing various strategies to reduce freight costs and increase recoupment on freight.

•	Streamlining warehouse operations by bringing in a more experienced management staff, improving the returns and cycle count processes, and implementing better velocity management practices.

•	Reducing our cost structure through targeted reductions in the workforce, and exploring options for transitioning certain operations offshore.
      We have an asset-based line of credit of up to $15 million with a financial institution, which is collateralized by substantially all of our assets. Borrowings under the facility are limited to a percentage of eligible accounts receivable, and letters of credit availability is limited to a percentage of accounts receivable and inventory. Outstanding amounts under the facility bear interest initially at the prime rate plus 0.25%. Beginning in 2006, outstanding amounts under the facility will bear interest at rates ranging from the prime rate to the prime rate plus 0.5%, depending on our financial results. The credit facility contains standard terms and conditions customarily found in similar facilities offered to similarly situated borrowers. The credit facility limits our ability to make acquisitions above pre-defined dollar thresholds, requires us to use the proceeds from any future stock issuances to repay outstanding amounts under the facility, and has as its sole financial covenant a minimum tangible net worth requirement. As of September 30, 2005, we are in compliance with our sole financial covenant. The credit facility will mature in March 2007. As of September 30, 2005, we had no borrowings under our asset-based line of credit and $226 of letters of credit. As of November 8, 2005, our Loan and Security Agreement with the financial institution with whom we have the credit facility was amended, reducing the minimum tangible net worth requirement from $7 million to $5 million. In consideration, we are obligated to pay the financial institution an Amendment Fee of $112,500 and incremental service fees of $1,000 per month. In addition, the fee payable by us to the financial institution in the event of early termination of the credit facility was increased from 0.35% of the revolving loan limit (if termination occurs between the first and second anniversaries of the credit facility) or 0.20% of the revolving loan amount (if termination occurs after the second anniversary of the loan agreement) to 0.75% of the revolving loan amount, regardless of when the termination occurs. On November 29, 2005, in connection with the granting of consent for our merger with PFSweb, our credit facility was amended to limit our inventory borrowings to letters of credit not to exceed $5 million and to require a $1 million borrowing reserve.
      Our need for cash is dependant on our operating activities and if we do not maintain or increase sales or control expenses, we will require additional cash in the near term. Our forecasts and projections of working capital needs require significant judgment and estimates, and there are inherent risks and uncertainty associated with such forecasts and projections. We will continue to evaluate our liquidity on an ongoing basis and may need to pursue additional financing if we are not successful in achieving our current forecasts and projections. There can be no assurance that such additional financing will be available on acceptable terms or at all. If it is available, it may be senior to our common stock and dilutive to our shareholders.

Contractual Obligations
      The following table sets forth our future contractual obligations and other commercial commitments as of September 30, 2005 (in thousands):

	Payment Due by Period

		3 Months
		Remaining
	Total	2005	2006	2007	2008	2009	2010	Thereafter

Operating leases	$2,860	$109	$580	$621	$515	$515	$481	$39
Service agreements with PC Mall	440	120	320	—	—	—	—	—
Employment agreements	63	63	—	—	—	—	—	—

Total	$3,363	$292	$900	$621	$515	$515	$481	$39

      At the IPO, we entered into agreements with PC Mall for a variety of services such as administrative services, office space, inventory management and order fulfillment, information systems operation and administration, employee benefits, intellectual property matters, and other ongoing relationships. Our inventory management and order fulfillment agreement expired upon completion of the spin-off on April 11, 2005. The administrative services agreement was amended and reduced in scope and fees in March 2005 and expired in August 2005. PC Mall continues to provide us with information systems support, usage of telecommunications systems, hardware and software systems and other information technology services under an agreement which expires in September 2006 or which either party may terminate with six months prior notice. For a discussion of certain amendments to our agreements with PC Mall which will go into effect following the merger, see “Amendment of PC Mall Agreements”.
      In January 2005, we signed a lease for our own fulfillment center located in Memphis, Tennessee. We took occupancy in April 2005 and are committed under a lease term of 70 months. The amortized lease expense commenced in April and our aggregate payment obligations over the next twelve months are $348,300. In addition, we lease certain warehouse equipment used in operations at the Memphis fulfillment center.
Inflation
      Inflation has not had a material impact upon operating results, and we do not expect it to have such an impact in the near future. There can be no assurances, however, that our business will not be so affected by inflation.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
      It is our policy not to enter into derivative financial instruments. We do not have any significant foreign currency exposure since we do not transact business in foreign currencies. Therefore, we do not have significant overall currency exposure at September 30, 2005.
SECURITY OWNERSHIP OF CERTAIN ECOST BENEFICIAL OWNERS AND MANAGEMENT
      The following table sets forth as of December 21, 2005, certain information regarding the beneficial ownership of the eCOST common stock and the effect of the merger on the percentage of present holdings of the eCOST common stock owned beneficially by (i) any person (including any group as that term is used in section 13(d)(3) of the Exchange Act) who is known to eCOST to be the beneficial owner of more than five percent of the eCOST common stock, (ii) each director and executive officer of eCOST individually and (iii) all directors and executive officers of eCOST as a group. Percentage ownership is based on an aggregate of 17,827,205 shares of eCOST common stock outstanding on December 21, 2005. The table is based upon information provided by officers, directors and principal stockholders, as well as upon information contained in Schedules 13D and 13G filed with the SEC. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock beneficially owned by them. Unless otherwise indicated, the address for each person is 2555 West 190th Street, Suite 106, Torrance, California 90504.

		Percentage of
	Number of Shares	Shares
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

5% or Greater Stockholders:
Khulusi Revocable Family Trust(1)(5)	2,590,477	14.1%
Jonathan L. Kimerling(2)	1,249,851	7.0
Directors and Executive Officers:
Adam W. Shaffer(3)	330,000	1.8
Gary W. Guy(4)(5)	193,255	1.1
S. Keating Rhoads(6)	17,500	*
Mark A. Timmerman(6)	17,500	*
Mike Weller(7)	17,500	*
Man-Jit Singh(8)	2,500	*
All current directors and executive officers as a group (6 persons)(9)	578,255	3.1%

*	Less than 1%.

(1)	Based on information contained in the Schedule 13G filed April 21, 2005 by Frank F. Khulusi and Mona C. Khulusi as joint trustees of the Khulusi Revocable Family Trust dated November 3, 1993. Includes 601,664 shares underlying options held by Frank Khulusi which are presently vested or will vest within 60 days of December 21, 2005. The address for the Khulusi Family Revocable Family Trust is 2555 West 190th Street, Suite 201, Torrance, California 90504.

(2)	Based on information contained in the Schedule 13G filed April 22, 2005 by Jonathan L. Kimerling. The address for Jonathan L. Kimerling is 2968 Cherokee Road, Mountain Brook, Alabama 35223.

(3)	Includes 315,000 shares underlying options which are presently vested or will vest within 60 days of December 21, 2005.

(4)	Includes 193,219 shares underlying options which are presently vested or will vest within 60 days of December 21, 2005.

(5)	Includes options to purchase our common stock granted in connection with adjustments to outstanding PC Mall options as a result of our spin-off from PC Mall on April 11, 2005.

(6)	Includes 17,500 shares underlying options which are presently vested or will vest within 60 days of December 21, 2005.

(7)	Includes 17,500 shares underlying options which are presently vested or will vest within 60 days of December 21, 2005.

(8)	Includes 2,500 shares underlying options which are presently vested or will vest within 60 days of December 21, 2005.

(9)	Includes 563,219 shares underlying options which are presently vested or will vest within 60 days of December 21, 2005.
      Under the terms of the merger agreement, if not sooner exercised, all issued and outstanding options to purchase shares of eCOST common stock will be cancelled in the merger.
      Upon completion of the merger, none of the foregoing persons will own any shares of eCOST common stock.

DESCRIPTION OF PFSWEB CAPITAL STOCK
      The PFSweb Amended and Restated Certificate of Incorporation currently provides for authorized capital stock consists of 41,000,000 shares, of which 40,000,000 shares are common stock, $0.001 par value per share, and 1,000,000 shares are preferred stock, par value $1.00 per share. Assuming the amendment to increase the number of authorized shares of common stock is approved by PFSweb stockholders at the PFSweb special meeting, the number of authorized shares of PFSweb common stock will increase to 75,000,000 shares. Upon completion of the merger and the issuance of an estimated 18,980,000 PFSweb shares of common stock to the holders of eCOST common stock, 41,506,681 shares of PFSweb common stock will be outstanding. The following description of the PFSweb capital stock is not complete and is qualified in its entirety by the PFSweb Amended and Restated Certificate of Incorporation, Bylaws and the Delaware General Corporation Law (the “DGCL”) and the other documents to which we refer in this joint proxy statement/ prospectus for a more complete description of the PFSweb capital stock. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 171.

Common Stock
      Holders of common stock will be entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the DGCL, or as may otherwise be required by law or the Amended and Restated Certificate of Incorporation, the common stock will be the only capital stock of PFSweb entitled to vote in the election of directors and on all other matters presented to the stockholders of PFSweb; provided that holders of common stock, as such, will not be entitled to vote on any matter that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the powers, privileges and rights pertaining to the common stock. The common stock will not have cumulative voting rights.
      Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive such dividends as may be lawfully declared from time to time by the Board of Directors of PFSweb. Upon any liquidation, dissolution or winding up of PFSweb, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of such series.
      The outstanding shares of our common stock are, and the shares of common stock being offered hereby will be, upon payment therefor, validly issued, fully paid and nonassessable. The common stock issued pursuant to the merger will not have any preemptive, subscription or conversion rights. Additional shares of authorized common stock may be issued, as determined by the PFSweb Board from time to time, without stockholder approval, except as may be required by applicable law or stock exchange requirements.

Preferred Stock
      The PFSweb board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designation, powers, privileges, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof as fixed by the PFSweb board. Among the specific matters that may be determined by the Board are:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or non-cumulative;

•	the terms of redemption, if any;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of PFSweb;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.
      Although no shares of preferred stock are currently outstanding and we have no current plans to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although PFSweb’s board is required to make any determination to issue any such stock based on its judgment as to the best interests of the stockholders of PFSweb, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of such stock. PFSweb’s board does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange requirements.

Section 203 of the Delaware General Corporation Law
      PFSweb is a Delaware corporation and subject to Section 203 of the DGCL. Generally, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time such stockholder became an interested stockholder unless certain conditions are satisfied. Thus, it may make acquisition of control of our company more difficult. The prohibitions in Section 203 of the DGCL do not apply if:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
      Under Section 203 of the DGCL, a “business combination” includes:

•	any merger or consolidation of the corporation with the interested stockholder;

•	any sale, lease, exchange or other disposition, except proportionately as a stockholder of such corporation, to or with the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation or the aggregate market value of all the outstanding stock of the corporation;

•	certain transactions resulting in the issuance or transfer by the corporation of stock of the corporation to the interested stockholder;

•	certain transactions involving the corporation which have the effect of increasing the proportionate share of the stock of any class or series of the corporation which is owned by the interested stockholder; or

•	certain transactions in which the interested stockholder receives financial benefits provided by the corporation.
      Under Section 203 of the DGCL, an “interested stockholder” generally is:

•	any person that owns 15% or more of the outstanding voting stock of the corporation;

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such person.

Certain Provisions of the PFSweb Amended and Restated Certificate of Incorporation and Bylaws
      The PFSweb Amended and Restated Certificate of Incorporation and Bylaws contain provisions governing various methods and procedures to be followed in connection with stockholder actions. These provisions include a requirement that advance notice be delivered to PFSweb of any business to be brought by a stockholder before an annual or special meeting of stockholders and for certain procedures to be followed by stockholders in nominating persons for election to the PFSweb Board. Generally, only such business may be conducted at a special meeting of stockholders as is set forth in the notice for such meeting.
      The PFSweb Amended and Restated Certificate of Incorporation provides that, except as may be provided in connection with the issuance of any series of preferred stock, the number of directors shall be fixed from time to time pursuant to a resolution adopted by our Board of Directors. The PFSweb Amended and Restated Certificate of Incorporation provides for a classified Board of Directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders’ meeting for election of directors following the most recent election of such class.

Listing
      The PFSweb common stock trades on the Nasdaq Capital Market under the symbol “PFSW” and it is a condition of the merger that the shares of PFSweb common stock issuable to the eCOST stockholders in the merger must have been approved for listing on the Nasdaq Capital Market.
COMPARISON OF STOCKHOLDER RIGHTS
AND CORPORATE GOVERNANCE MATTERS
      Both PFSweb and eCOST are incorporated under the laws of the State of Delaware. Any differences in the rights of holders of eCOST capital stock and PFSweb capital stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, eCOST’s capital stock will automatically convert into the right to receive shares of capital stock of PFSweb, which will be governed by the PFSweb certificate of incorporation and the PFSweb bylaws.

      The following is a summary of material differences between the current rights of PFSweb stockholders and the current rights of eCOST stockholders. While we believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of PFSweb and eCOST stockholders and it is qualified in its entirety by reference to the DGCL, and the various documents of PFSweb and eCOST to which we refer in this summary. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to carefully read this entire joint proxy statement/ prospectus, the relevant provisions of the DGCL and the other documents to which we refer in this joint proxy statement/ prospectus for a more complete understanding of the differences between being a stockholder of PFSweb and being a stockholder of eCOST. For more information on how you can obtain copies of these documents, see “Where You Can Find More Information” on page 171.

PFSweb	eCOST

Common Stock. PFSweb’s certificate of incorporation authorizes PFSweb to issue 40,000,000 shares of common stock, par value $0.001 per share. If PFSweb’s stockholders approve the proposal set forth in the joint proxy statement/ prospectus, PFSweb’s common stock will consist of 75,000,000 authorized shares.	Common Stock. eCOST’s certificate of incorporation authorizes eCOST to issue 100,000,000 shares of common stock, par value $0.001 per share.
Preferred Stock. PFSweb’s certificate of incorporation authorizes PFSweb to issue 1,000,000 shares of preferred stock, par value $1.00 per share. The PFSweb certificate of incorporation also authorizes PFSweb’s board of directors to provide for the issuance of shares of PFSweb preferred stock in one or more series, and to fix the voting powers (if any), designations, powers, preferences and rights of the shares of each series and any qualifications, limitation or restrictions thereof. As of the date of this joint proxy statement/ prospectus, there are no shares of PFSweb preferred stock issued and outstanding.	Preferred Stock. eCOST’s certificate of incorporation authorizes eCOST to issue 10,000,000 shares of preferred stock, par value $0.001 per share. The eCOST certificate of incorporation also authorizes eCOST’s board of directors to provide for the issuance of shares of eCOST preferred stock in one or more series, and to fix or alter the designations, powers, preferences and rights of the shares of each series and any qualifications, limitation or restrictions thereof. As of the date of this joint proxy statement/ prospectus, there are no shares of eCOST preferred stock issued and outstanding.

BOARD OF DIRECTORS
Number of Directors
      Under the DGCL, the board of directors of a corporation must consist of one or more members, each of whom must be a natural person.

The PFSweb certificate of incorporation provides that the number of directors constituting the board of directors shall be fixed by the board of directors of PFSweb, provided that the number of directors must not be fewer than three or greater than ten (plus such number of directors as may be elected from time to time pursuant to the terms of any series of Preferred Stock that may be issued and outstanding). The board of directors of PFSweb currently has five members.	The eCOST certificate of incorporation provides that the number of directors of eCOST will be fixed exclusively by one or more resolutions adopted by the board of directors (except as otherwise provided by any resolution adopted by the board designating the rights, powers and preferences of any Preferred Stock). The board of directors of eCOST currently has five members.

Classification of Directors
      The DGCL permits classification of a Delaware corporation’s board of directors if the corporation’s certificate of incorporation so provides.

The PFSweb board of directors is divided into three classes with one class being elected each year. Members of the PFSweb board of directors are elected to serve a term of three years, and until their successors are elected and qualified or until their death, resignation or removal.	The eCOST certificate of incorporation does not provide for the classification of the PFSweb board of directors.

Removal of Directors
      The DGCL provides that, in the absence of cumulative voting or a classified board, unless a corporation’s certificate of incorporation provides that any director or the entire board of directors may be removed only for cause, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote in an election of directors.

The PFSweb certificate of incorporation provides that, other than directors who are elected pursuant to the terms of, and serve as the representatives of the holders of, any series of preferred stock, any director may be removed from office at any time, but only for cause, at a meeting called for that purpose, and only by the affirmative vote of the holders of a majority of the outstanding shares of each class pf capital stock of PFSweb entitled to vote generally in the election of directors.	eCOST’s certificate of incorporation provides that subject to any limitations imposed by law and to any rights of any class or series of preferred stock having the right to elect directors, any individual director may be removed with or without cause by the affirmative vote of the holders of a majority of the shares then entitled to vote in the election of directors, voting as a single class.

Filling Vacancies on the Board of Directors
      The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, whenever the holders of any class or classes are entitled to elect directors, vacancies and newly created directorships of such class or classes may be filled by a majority of the directors elected by such class or classes then in office or by a sole remaining director so elected.

The PFSweb certificate of incorporation provides that, other than with respect to directors who are elected pursuant to the terms of, and serve as the representatives of the holders of, any series of preferred stock, vacancies in the PFSweb board of directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause and newly created directorships resulting from any increase in the number of directors may be filled by a vote of the majority of the PFSweb board of directors then in office, though less than a quorum, or by the affirmative vote, at any annual meeting or any special meeting of the stockholders called for the purpose of filing such directorship, of the holders of a majority of the outstanding shares of each class of capital stock then entitled to vote at an election of such directors.	Subject to any limitations imposed by law, vacancies on the board of directors of eCOST, including vacancies resulting from an increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders.

STOCKHOLDER MEETINGS
Action by Written Consent of Stockholders
      The DGCL provides that unless a corporation otherwise provides in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least the minimum number of votes necessary to authorize or take such action at a meeting at which all shares entitled to vote on the matter are present.

The PFSweb bylaws provide that, except as otherwise provided in its certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having at least seventy-five percent (75%) of the outstanding shares of each class of capital stock then entitled to vote thereon.	The eCOST certificate of incorporation provides that no action may be taken by the stockholders by written consent.

Ability to Call Special Meetings of the Stockholders
      The DGCL provides that a special stockholder meeting may be called by the board of directors, or by any person or persons authorized to do so by the certificate of incorporation or bylaws.

The PFSweb certificate of incorporation provide that special meetings of the stockholders may be called only by the PFSweb board of directors or the Chairman of the Board.	The eCOST bylaws provide that special meetings of eCOST stockholders may be called by eCOST’s board of directors, the chairman of the board or the chief executive officer.

Advance Notice Provision for Stockholder Proposals

The PFSweb bylaws allow stockholders to propose business to be brought before an annual meeting of stockholders. In addition, the PFSweb bylaws allow stockholders who are entitled to vote in the election of directors to nominate candidates for election to PFSweb’s board of directors at an annual meeting or at a special meeting of stockholders called for the purpose of electing directors. However, proposals and nominations may only be made by a stockholder who is a stockholder of record at the time of giving of notice and who has given proper, timely notice in writing to the Secretary of PFSweb before the stockholder meeting. Under PFSweb’s bylaws, to be timely, notice of stockholder proposals or nominations to be brought before an annual meeting of stockholders must be received by the Secretary of PFSweb not less than 90 calendar days prior to the date of the anniversary of the previous year’s annual meeting. For a special meeting or if the annual meeting is scheduled to be held on a date more than 30 days prior to or after the anniversary of the previous year’s annual meeting, notice will be timely if received by PFSweb by the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or publicly disclosed. Stockholder nominations and proposals may not be brought before any PFSweb stockholder meeting unless the nomination or proposal was brought before the meeting in accordance with PFSweb’s stockholder advance notice procedures.	Under eCOST’s bylaws, a stockholder may propose business to be brought before an annual meeting of stockholders or nominate candidates for election to eCOST’s board of directors at any annual meeting of stockholders at which directors will be elected, provided that timely written notice must be given to the Secretary of eCOST before the annual meeting. Under eCOST’s bylaws, to be timely, notice of stockholder nominations or proposals to be made at an annual meeting must be delivered to the Secretary of eCOST at the principal executive offices of eCOST no later than 90 days nor earlier than 120 days prior to the first anniversary of the preceding year’s annual meeting. In the event that the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be delivered not earlier than 120 days prior to such annual meeting and not later than the later of 90 days prior to the annual meeting or 10 days following the day on which public announcement of the date of the annual meeting is first made. If the number of directors to be elected to the board of directors is increased and there is no public announcement naming all of the nominees for director or specifying the increased board size at least 100 calendar days before the first anniversary of the preceding year’s annual meeting, a stockholder’s notice also will be considered timely, but only with respect to nominees for any new positions created by the increase, if it shall be delivered to the Secretary not later than the close of business on the 10th calendar day following the day on which the public announcement is first made.

AMENDMENT OF CERTIFICATE OF INCORPORATION
      Under the DGCL, a corporation may amend its certificate of incorporation upon the submission of a proposed amendment to stockholders by the board of directors and the subsequent receipt of the affirmative vote of a majority of its outstanding voting shares and the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon as a class.

The PFSweb certificate of incorporation provides that notwithstanding any provision of Delaware law which might otherwise permit a lesser vote or no vote, the affirmative vote of the holders of at least 75% of the outstanding shares of each class of capital stock of PFSweb then entitled to vote is required to alter, amend or repeal any provision of the certificate of incorporation.	The eCOST certificate of incorporation provides that a majority vote of the entire board or the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of capital stock entitled to vote for directors may amend or repeal any provision contained in the certificate of incorporation in a manner consistent with Delaware law; provided, however, that 80% of the voting power of all shares of eCOST entitled to vote generally in the election of directors is required to adopt any provision inconsistent with, to amend or repeal any provision of, the provisions of eCOST’s certificate of incorporation regarding preferred stock (section 4(b)), election of directors (section 5), amendment of certificate of incorporation (section 8), amendment of bylaws (section 9), the liability of its directors and indemnification (section 10), action by stockholders (section 11) and advance notice of stockholder proposals (section 12) or change the number of authorized shares of preferred stock.

AMENDMENT OF BYLAWS
      Under the DGCL, bylaws may be adopted, amended or repealed by the stockholders entitled to vote, and by the board of directors if the corporation’s certificate of incorporation confers the power to adopt, amend or repeal the corporation’s bylaws upon the directors.

The PFSweb bylaws may be amended only in accordance with PFSweb’s certificate of incorporation, which provides that the PFSweb bylaws may be adopted, amended or repealed by PFSweb’s board of directors or stockholders, provided that any such action by PFSweb’s stockholders must be approved by the affirmative vote of the holders of 75% of the outstanding shares of each class of capital stock entitled to vote thereon.	eCOST’s certificate of incorporation authorizes the eCOST board of directors to adopt, amend or repeal any provision of eCOST’s bylaws; subject to the power of the stockholders to adopt, amend or repeal any Bylaws by the affirmative vote of the holders of at least 66-2/3% of the voting power of all the then-outstanding shares of capital stock entitled to vote at an election of directors; provided, further, however, that the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote at an election of directors shall be required to amend, alter, change or repeal, or to adopt any Bylaw provision inconsistent with Bylaw Sections 2.9 (stockholder proposals at annual meetings), 2.10 (nominations for directors), 2.11 (action without a meeting), 3.1 (number of directors and term of office), 3.3 (vacancies) or Article IX (indemnification).

LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS
      The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for damages for a breach of the director’s fiduciary duty, subject to certain limitations.

The PFSweb certificate of incorporation provides that a director shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty , (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.	The eCOST certificate of incorporation provides that, to the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director shall be personally liable for monetary damages for breach of fiduciary duty as a Director, subject, however, to availability of equitable remedies for breach of fiduciary duty.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
      The DGCL permits a corporation to indemnify directors and officers for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

PFSweb’s certificate of incorporation provides that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of PFSweb as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses reasonably incurred or suffered by such person in connection therewith, including attorney’s fees, judgments, fines and amounts paid in settlement, and held harmless by PFSweb to the fullest extent permitted by the DGCL. The indemnification rights conferred by PFSweb are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, PFSweb’s certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, PFSweb is authorized to purchase and maintain insurance on behalf of its directors and officers. Additionally, PFSweb will pay expenses incurred by its directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if PFSweb receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by PFSweb.	eCOST’s bylaws provide that any person who was or is a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director or officer, or is or was serving at the request of eCOST as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses reasonably incurred or suffered by such person in connection therewith, including attorney’s fees, judgments, fines and amounts paid in settlement, and held harmless by eCOST to the fullest extent permitted by the DGCL. The indemnification rights conferred by eCOST are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, its certificate of incorporation or bylaws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, eCOST is authorized to purchase and maintain insurance on behalf of its directors and officers. Additionally, eCOST will pay expenses incurred by its directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if eCOST receives an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by eCOST. If a claim for expenses is not paid in full by eCOST within 60 days, the claimant may bring suit to recover the unpaid amount of the claim and, if successful, the costs of suit; provided, however, that it shall be a defense to any such action (other than an action brought to enforce a claim for expenses where the required undertaking has been tendered) that the claimant has not met the standards of conduct that make it permissible under the DGCL for eCOST to indemnify the claimant for the amount claimed. The burden of proving such a defense shall be on eCOST.

STOCKHOLDER RIGHTS PLAN

PFSweb currently does have a stockholder rights plan in effect.	eCOST currently does not have a stockholder rights plan in effect.

STATE ANTI-TAKEOVER STATUTES
      Section 203 of the DGCL protects publicly-traded Delaware corporations from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. Under Delaware law, a corporation’s certificate of incorporation or bylaws may exclude a corporation from the restrictions imposed by Section 203.

PFSweb’s certificate of incorporation expressly elects to be governed by Section 203 of the DGCL.	eCOST’s certificate of incorporation and bylaws do not contain any provisions that exclude eCOST from the restrictions prescribed by Section 203 of the DGCL.

LEGAL MATTERS
      The validity of the PFSweb common stock to be issued pursuant to the merger will be passed upon for PFSweb by Wolff & Samson PC. The material U.S. federal income tax consequences of the merger as described in “The Merger — Material United States Federal Income Tax Consequences” will be passed upon for eCOST by Latham & Watkins LLP and for PFSweb by Wolff & Samson PC.
EXPERTS
      The consolidated financial statements of PFSweb as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, included herein, and upon the authority of said firm as experts in accounting and auditing.
      The financial statements of eCOST as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this proxy statement/ prospectus have been so included in reliance on the report (which contains explanatory paragraphs relating to eCOST’s liquidity and capital resources and identifying eCOST as a consolidated subsidiary of PC Mall as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS
PFSweb Stockholder Proposals
      Stockholders of PFSweb may submit proposals on matters appropriate for stockholder action at meetings of PFSweb’s stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. To be eligible for inclusion in the proxy statement relating to PFSweb’s 2006 annual meeting of stockholders, proposals of stockholders must be received at PFSweb’s principal executive offices no later than March 10, 2006 (90 calendar days prior to the anniversary of the 2005 annual meeting) and must otherwise satisfy the conditions established by the SEC for stockholder proposals to be included in the proxy statement for that meeting. Such proposals should be delivered to PFSweb, Inc., Attention: Corporate Secretary, 500 North Central Expressway, Plano, Texas 75074.
      If a stockholder wishes to present a proposal, including a director nomination, at PFSweb’s 2006 annual meeting of stockholders and the proposal is not intended to be included in PFSweb’s proxy statement relating to that meeting, the stockholder must give advance notice in writing to the Corporate Secretary of PFSweb prior to the deadline for such meeting determined in accordance with PFSweb’s bylaws. PFSweb’s bylaw notice deadline with respect to its 2006 annual meeting of stockholders is March 10, 2006 (90 calendar days prior to the anniversary of PFSweb’s 2005 annual meeting). If a stockholder gives notice of a proposal outside of the bylaw notice deadline, the stockholder will not be permitted to present the proposal to the stockholders for a vote at PFSweb’s 2006 annual meeting. However, in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, a stockholder’s notice must be received at the principal executive offices of PFSweb no later than the close of business on the tenth day following the earlier of the day on which notice of the meeting date was mailed or public disclosure of the meeting date was made. A stockholder’s notice must set forth the information required by PFSweb’s bylaws with respect to each matter the stockholder proposes to bring before the annual meeting. To make such a proposal, notice should be delivered to PFSweb, Inc., Attention: Corporate Secretary, 500 North Central Expressway, Plano, Texas 75074. If the stockholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, PFSweb may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such stockholder proposal or nomination.
eCOST Stockholder Proposals
      In the event that eCOST holds a 2006 annual meeting (which will not occur if the merger is completed), under SEC rules, proposals of eCOST stockholders that are intended to be presented by such stockholders at eCOST’s 2006 annual meeting and that stockholders desire to have included in eCOST’s proxy statement and form of proxy for the 2006 annual meeting must be submitted to eCOST in writing no later than March 3, 2006, and must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the proxy materials.
      If a stockholder wishes to present a proposal at eCOST’s 2006 annual meeting, and the proposal is not intended to be included in eCOST’s proxy statement relating to that meeting, the stockholder must deliver written notice of the proposal to eCOST not less than 90 days nor more than 120 days before the first anniversary of the prior year’s meeting. Assuming that eCOST’s 2006 annual meeting is held on schedule, eCOST must receive this notice no earlier than February 1, 2006 and no later than March 3, 2006. If a stockholder gives notice of a proposal after this deadline, the stockholder will not be permitted to present the proposal to the stockholders for a vote at the meeting. The requirements for submitting such proposals are set forth in eCOST’s bylaws.
      All director nominations and other proposals of stockholders with regard to the 2006 annual meeting should be submitted not less than 90 days nor more than 120 days before the first anniversary of the prior year’s meeting by certified mail, return receipt requested, to eCOST.com, Inc., 2555 West 190th Street, Suite 106, Torrance, California 90504, Attention: Nominating Committee c/o Secretary.

WHERE YOU CAN FIND MORE INFORMATION
      PFSweb and eCOST file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including PFSweb and eCOST, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by PFSweb with the SEC are also available at PFSweb’s website at www.pfsweb.com. The reports and other information filed by eCOST with the SEC are also available at eCOST’s website at www.ecost.com. All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this joint proxy statement/ prospectus.
      PFSweb has filed a registration statement on Form S-4 to register with the SEC the PFSweb common stock to be issued to eCOST stockholders in the merger. This joint proxy statement/ prospectus is a part of that registration statement.
      Neither PFSweb nor eCOST has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, the information contained in this joint proxy statement/ prospectus or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

PFSWEB, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(In thousands,
	except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,681	$13,592
Restricted cash	1,409	2,746
Accounts receivable, net of allowance for doubtful accounts of $444 and $504 at September 30, 2005 and December 31, 2004, respectively	45,059	41,565
Inventories, net	38,583	44,947
Other receivables	9,745	8,061
Prepaid expenses and other current assets	3,682	3,349

Total current assets	113,159	114,260

PROPERTY AND EQUIPMENT, net	12,995	14,264
RESTRICTED CASH	150	675
OTHER ASSETS	1,198	1,128

Total assets	$127,502	$130,327

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$20,849	$19,098
Trade accounts payable	58,306	61,583
Accrued expenses	10,224	10,971

Total current liabilities	89,379	91,652

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	6,551	7,232
OTHER LIABILITIES	1,976	1,517
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Preferred stock, $1.00 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 40,000,000 shares authorized; 22,582,338 and 21,665,585 shares issued at September 30, 2005 and December 31, 2004, respectively; and 22,496,038 and 21,579,285 outstanding at September 30, 2005 and December 31, 2004, respectively	23	22
Additional paid-in capital	58,697	56,645
Accumulated deficit	(30,290)	(29,077)
Accumulated other comprehensive income	1,251	2,421
Treasury stock at cost, 86,300 shares	(85)	(85)

Total shareholders’ equity	29,596	29,926

Total liabilities and shareholders’ equity	$127,502	$130,327

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PFSWEB, INC. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(In thousands, except per share data)
REVENUES:
Product revenue, net	$62,284	$61,561	$189,352	$195,435
Service fee revenue	14,891	11,599	45,274	29,764
Pass-through revenue	4,317	3,857	13,601	9,323

Total net revenues	81,492	77,017	248,227	234,522

COSTS OF REVENUES:
Cost of product revenue	57,401	58,126	176,651	184,302
Cost of service fee revenue	10,990	7,647	33,860	19,614
Pass-through cost of revenue	4,317	3,857	13,601	9,323

Total costs of revenues	72,708	69,630	224,112	213,239

Gross profit	8,784	7,387	24,115	21,283
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	8,441	6,451	23,359	20,493

Income from operations	343	936	756	790
INTEREST EXPENSE, NET	532	373	1,325	1,125

Income (loss) before income taxes	(189)	563	(569)	(335)
INCOME TAX EXPENSE	264	143	644	533

NET INCOME (LOSS)	$(453)	$420	$(1,213)	$(868)

NET INCOME (LOSS) PER SHARE:
Basic	$(0.02)	$0.02	$(0.05)	$(0.04)

Diluted	$(0.02)	$0.02	$(0.05)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	22,488	21,386	22,349	21,270

Diluted	22,488	23,071	22,349	21,270

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PFSWEB, INC. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2005	2004

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,213)	$(868)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,607	3,509
Provision for doubtful accounts	(57)	235
Provision for excess and obsolete inventory	—	1,036
Deferred income taxes	76	(109)
Non-cash compensation expense	16	14
Changes in operating assets and liabilities:
Accounts receivables	(4,669)	(5,805)
Inventories, net	4,701	382
Prepaid expenses, other receivables and other assets	(2,305)	(2,480)
Accounts payable, accrued expenses and other liabilities	(1,214)	5,030

Net cash provided by (used in) operating activities	(58)	944

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,409)	(3,442)
Decrease in restricted cash	1,348	258

Net cash used in investing activities	(2,061)	(3,184)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations	(890)	(793)
Decrease in restricted cash	514	727
Proceeds from issuance of common stock	2,036	303
Proceeds from debt	1,564	2,291

Net cash provided by financing activities	3,224	2,528

EFFECT OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(16)	(90)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,089	198
CASH AND CASH EQUIVALENTS, beginning of period	13,592	14,743

CASH AND CASH EQUIVALENTS, end of period	$14,681	$14,941

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities:
Property and equipment acquired under capital leases	$891	$1,490

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.	OVERVIEW AND BASIS OF PRESENTATION
      PFSweb, Inc. and its subsidiaries, including Supplies Distributors, Inc., are collectively referred to as the “Company;” “Supplies Distributors” refers to Supplies Distributors, Inc. and its subsidiaries; and “PFSweb” refers to PFSweb, Inc. and its subsidiaries excluding Supplies Distributors.

PFSweb Overview
      PFSweb is an international provider of integrated business process outsourcing services to major brand name companies seeking to maximize their supply chain efficiencies and to extend their traditional and e-commerce initiatives in the United States, Canada, and Europe. PFSweb offers such services as professional consulting, technology collaboration, managed web hosting and internet application development, order management, web-enabled customer contact centers, customer relationship management, financial services including billing and collection services and working capital solutions, information management, facilities and operations management, kitting and assembly services, and international fulfillment and distribution services.

Supplies Distributors Overview
      Supplies Distributors acts as a master distributor of various products, primarily International Business Machines Corporation (“IBM”) product, under a master distributor agreement with IBM. Supplies Distributors has outsourced to PFSweb the transaction management and fulfillment service functions of its distribution business and has outsourced to a third party the sales and marketing functions. Supplies Distributors sells its products in the United States, Canada and Europe.

Basis of Presentation
      The unaudited interim condensed consolidated financial statements as of September 30, 2005, and for the three and nine months ended September 30, 2005 and 2004, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and are unaudited. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations promulgated by the SEC. In the opinion of management and subject to the foregoing, the unaudited interim condensed consolidated financial statements of the Company include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the Company’s financial position as of September 30, 2005, its results of operations for the three and nine months ended September 30, 2005 and 2004 and its results of cash flows for the nine months ended September 30, 2005 and 2004. Results of the Company’s operations for interim periods may not be indicative of results for the full fiscal year.
      Certain prior period data has been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported net loss or shareholders’ equity.

2.	SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
      All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The recognition and allocation of certain operating expenses in these consolidated financial statements also require management estimates and assumptions. The Company’s estimates and assumptions are continually evaluated based on available information and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from estimates.

Concentration of Business and Credit Risk
      The Company’s product revenue was primarily generated by sales to customers of product purchased under master distributor agreements with one supplier. The Company’s service fee revenue was generated under contractual service fee relationships with multiple clients.
      Product sales to three customers accounted individually each for greater than 10%, and in the aggregate accounted for approximately 36%, of the Company’s total product revenues for the nine months ended September 30, 2005. Service fee revenue from three clients individually accounted for approximately 29%, 15% and 13% of service fee revenue, excluding pass-through revenue, for the nine months ended September 30, 2005. On a consolidated basis, there was one customer/client that individually accounted for 11% of the Company’s total revenues, excluding pass-through revenue, for the nine months ended September 30, 2005. As of September 30, 2005, two customers individually accounted for 14% and 11% of accounts receivable.
      In conjunction with Supplies Distributors’ financings, PFSweb has provided certain collateralized guarantees on behalf of Supplies Distributors. Supplies Distributors’ ability to obtain financing on similar terms would be significantly impacted without these guarantees. Additionally, since Supplies Distributors has limited personnel and physical resources, its ability to conduct business could be materially impacted by contract terminations by the party performing product demand generation for the IBM products.
      The Company has multiple arrangements with IBM and is dependent upon the continuation of such arrangements. These arrangements, which are critical to the Company’s ongoing operations, include Supplies Distributors’ master distributor agreements, certain of Supplies Distributors’ working capital financing agreements, product sales to IBM business units, a service fee relationship, and a term master lease agreement.

Cash and Cash Equivalents
      Cash equivalents are defined as short-term highly liquid investments with original maturities of three months or less.

Inventories
      Inventories (all of which are finished goods) are stated at the lower of weighted average cost or market. Supplies Distributors assumes responsibility for slow-moving inventory under certain master distributor agreements, subject to certain termination rights, but has the right to return product rendered obsolete by engineering changes, as defined. The Company reviews inventory for impairment on a periodic basis, but at a minimum, annually. Recoverability of the inventory on hand is measured by comparison of the carrying value of the inventory to the fair value of the inventory. The allowance for slow moving inventory was $1.7 million and $2.5 million at September 30, 2005 and December 31, 2004, respectively.
      In the event PFSweb, Supplies Distributors and IBM terminate the master distributor agreements, the agreements provide for the parties to mutually agree on a plan of disposition of Supplies Distributors’ then existing inventory.

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
      Inventories include merchandise in-transit that has not been received by the Company but that has been shipped and invoiced by Supplies Distributors’ vendors. The corresponding payable for inventories in-transit is included in accounts payable in the accompanying consolidated financial statements.

Property and Equipment
      The Company’s property held under capital leases amounted to approximately $2.8 million and $3.0 million, net of accumulated amortization of approximately $6.4 million and $5.4 million, at September 30, 2005 and December 31, 2004, respectively.

Stock-Based Compensation
      The Company accounts for stock-based employee compensation plans using the intrinsic-value method as outlined under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation and Interpretation of APB No. 25, issued in March 2000. The following table shows the pro forma effect on the Company’s net income (loss) and income (loss) per share as if compensation cost had been recognized for stock-based employee compensation plans based on their fair value at the date of the grant. The pro forma effect of stock-based employee compensation plans on the Company’s net income (loss) for those periods may not be representative of the pro forma effect for future periods due to the impact of vesting and potential future awards.

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(In thousands, except per share amounts)
Net income (loss) as reported	$(453)	$420	$(1,213)	$(868)
Add: Stock-based non-employee compensation expense included in reported net income (loss)	2	—	16	14
Deduct: Total stock-based employee and non-employee compensation expense determined under fair value based method	(223)	(165)	(798)	(542)

Pro forma net income (loss), applicable to common stock for basic and diluted computations	$(674)	$255	$(1,995)	$(1,396)

Income (loss) per common share — as reported
Basic	$(0.02)	$0.02	$(0.05)	$(0.04)

Diluted	$(0.02)	$0.02	$(0.05)	$(0.04)

Income (loss) per common share — pro forma
Basic	$(0.03)	$0.01	$(0.09)	$(0.07)

Diluted	$(0.03)	$0.01	$(0.09)	$(0.07)

      During the nine months ended September 30, 2005, the Company issued an aggregate of 767,000 options to purchase shares of common stock to officers, directors, employees and consultants of the Company.

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)

Impact of Recently Issued Accounting Standards
      In December 2004, the FASB issued SFAS No. 123, Share-Based Payment (“SFAS 123R”) which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107, Share-Based Payment, which provides interpretive guidance related to SFAS 123R. SFAS 123R requires all share-based payment transactions to be recognized in the financial statements based on their fair values. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company will adopt SFAS 123R in the quarter ending March 31, 2006 and is currently evaluating SFAS 123R to determine the impact on its consolidated financial statements. However, the adoption is expected to have a negative effect on consolidated net income.

3.	COMPREHENSIVE INCOME (LOSS) (in thousands)

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,

	2005	2004	2005	2004

Net income (loss)	$(453)	$420	$(1,213)	$(868)
Other comprehensive income (loss):
Foreign currency translation adjustment	(85)	164	(1,170)	(208)

Comprehensive income (loss)	$(538)	$584	$(2,383)	$(1,076)

4.	NET INCOME (LOSS) PER COMMON SHARE
      Basic and diluted net income (loss) per common share is computed by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding for the reporting period. For the nine months ended September 30, 2005 and 2004, and the three months ended September 30, 2005 and 2004, outstanding options of 5.5 million, 5.0 million, 5.5 million and 1.4 million, respectively, to purchase common shares were anti-dilutive and have been excluded from the weighted diluted average share computation. For the three months ended September 30, 2004, the effect of dilutive stock options increased the number of weighted average shares outstanding by 1.7 million for computing diluted net income per share.

5.	VENDOR FINANCING:

	September 30,	December 31,
	2005	2004

Inventory and working capital financing agreements:
United States	$25,213	$26,962
Europe	9,496	13,110

Total	$34,709	$40,072

Inventory and Working Capital Financing Agreement, United States
      Supplies Distributors has a short-term credit facility with IBM Credit LLC to finance its distribution of IBM products in the United States, providing financing for eligible IBM inventory and for certain other receivables, up to $30.5 million. As of September 30, 2005, Supplies Distributors had $2.8 million of available credit under this facility. The credit facility contains cross default provisions, various restrictions upon the ability of Supplies Distributors to, among others, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, provide guarantees, make investments and loans,

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
pledge assets, make changes to capital stock ownership structure and pay dividends, as well as financial covenants, such as annualized revenue to working capital, net profit after tax to revenue, and total liabilities to tangible net worth, as defined, and are secured by all of the assets of Supplies Distributors, as well as a collateralized guaranty of PFSweb. Additionally, PFSweb is required to maintain a minimum Subordinated Note receivable balance from Supplies Distributors of $7.0 million and a minimum shareholders’ equity of $18.0 million. Borrowings under the credit facility accrue interest, after a defined free financing period, at prime rate plus 1%. The facility also includes a monthly service fee. The Company has classified the outstanding amounts under this credit facility as accounts payable in the consolidated balance sheets.

Inventory and Working Capital Financing Agreement, Europe
      Supplies Distributors’ European subsidiaries have a short-term credit facility with IBM Belgium Financial Services S.A. (“IBM Belgium”) to finance their distribution of IBM products in Europe. The asset based credit facility with IBM Belgium provides up to 12.5 million Euros (approximately $15.1 million) in financing for purchasing IBM inventory and for certain other receivables. As of September 30, 2005, Supplies Distributors’ European subsidiaries had 3.3 million euros ($4.0 million) of available credit under this facility. The credit facility contains cross default provisions, various restrictions upon the ability of Supplies Distributors and its European subsidiaries to, among others, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, provide guarantees, make investments and loans, pledge assets, make changes to capital stock ownership structure and pay dividends, as well as financial covenants, such as annualized revenue to working capital, net profit after tax to revenue, and total liabilities to tangible net worth, as defined, and are secured by all of the assets of Supplies Distributors’ European subsidiaries, as well as collateralized guaranties of Supplies Distributors and PFSweb. Additionally, PFSweb is required to maintain a minimum Subordinated Note receivable balance from Supplies Distributors of $7.0 million and a minimum shareholders’ equity of $18.0 million. Borrowings under the credit facility accrue interest, after a defined free financing period, at Euribor plus 2.5%. Supplies Distributors’ European subsidiaries pay a monthly service fee on the commitment. The Company has classified the outstanding amounts under this credit facility that are collateralized by inventory as accounts payable in the consolidated balance sheets.

6.	DEBT AND CAPITAL LEASE OBLIGATIONS;
      Outstanding obligations under debt and capital lease obligations consist of the following (in thousands):

	September 30,	December 31,
	2005	2004

Loan and security agreements, United States
Supplies Distributors	$12,339	$8,328
PFSweb	4,468	4,853
Factoring agreement, Europe	2,350	3,848
Taxable revenue bonds	5,000	5,000
Master lease agreements	2,914	3,141
Inventory and working capital financing agreement —
Europe	—	682
Other	329	478

Total	27,400	26,330
Less current portion of long-term debt	20,849	19,098

Long-term debt, less current portion	$6,551	$7,232

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)

Loan and Security Agreement — Supplies Distributors
      Supplies Distributors has a loan and security agreement with Congress Financial Corporation (Southwest) (“Congress”) to provide financing for up to $25 million of eligible accounts receivable in the United States and Canada. As of September 30, 2005, Supplies Distributors had $6.2 million of available credit under this agreement. The Congress facility expires on the earlier of March 29, 2007 or the date on which the parties to the IBM master distributor agreement no longer operate under the terms of such agreement and/or IBM no longer supplies products pursuant to such agreement. Borrowings under the Congress facility accrue interest at prime rate plus 0.00% to 0.25% or Eurodollar rate plus 2.25% to 2.75%, dependent on excess availability, as defined. This agreement contains cross default provisions, various restrictions upon the ability of and Supplies Distributors to, among other things, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, provide guarantees, make investments and loans, pledge assets, make changes to capital stock ownership structure and pay dividends, as well as financial covenants, such as minimum net worth, as defined, and is secured by all of the assets of Supplies Distributors, as well as a collateralized guaranty of PFSweb. Additionally, PFSweb is required to maintain a Subordinated Note receivable balance from Supplies Distributors of no less than $6.5 million and restricted cash of less than $5.0 million, and is restricted with regard to transactions with related parties, indebtedness and changes to capital stock ownership structure. Supplies Distributors has entered into blocked account agreements with its banks and Congress pursuant to which a security interest was granted to Congress for all customer remittances received in specified bank accounts. At September 30, 2005 and December 31, 2004, these bank accounts held $0.7 million and $1.2 million, respectively, which was restricted for payment to Congress.

Loan and Security Agreement — PFSweb
      Priority Fulfillment Services, Inc. (“PFS”), a wholly-owned subsidiary of PFSweb, has a Loan and Security Agreement (“Comerica Agreement”) with Comerica Bank (“Comerica”), . The Comerica Agreement, as amended, provides for up to $7.5 million of eligible accounts receivable financing (“Working Capital Advances”) through March 2, 2007 and $2.5 million of equipment financing (“Equipment Advances”) through June 15, 2008. Outstanding Working Capital Advances, $2.9 million as of September 30, 2005, accrue interest at prime rate plus 1%. Outstanding Equipment Advances, $1.6 million as of September 30, 2005, accrue interest at prime rate plus 1.5%. As of September 30, 2005, PFS had $4.2 million available credit under the Working Capital Advance portion and no available credit under the Equipment Advance portion of this facility. In October 2005, the Company repaid the $2.9 million of Working Capital Advances outstanding as of September 30, 2005. The Comerica Agreement contains cross default provisions, various restrictions upon PFS’ ability to, among other things, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, make investments and loans, pledge assets, make changes to capital stock ownership structure, as well as financial covenants of a minimum tangible net worth of $20 million, as defined, a minimum earnings before interest and taxes, plus depreciation, amortization and non-cash compensation accruals, if any, as defined, and a minimum liquidity ratio, as defined. The Comerica Agreement restricts the amount of the Subordinated Note to a maximum of $8 million. The Comerica Agreement is secured by all of the assets of PFS, as well as a guarantee of PFSweb. The Comerica Agreement requires PFS to maintain a minimum cash balance of $1.3 million at Comerica.

Factoring Agreement
      Supplies Distributors’ European subsidiary has a factoring agreement with Fortis Commercial Finance N.V. (“Fortis”) to provide factoring for up to 7.5 million euros (approximately $9.0 million) of eligible accounts receivables through March 2006. As of September 30, 2005, Supplies Distributors’ European subsidiary had approximately 1.9 million euros ($2.3 million) of available credit under this agreement.

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
Borrowings under this agreement can be either cash advances or straight loans, as defined. Cash advances accrue interest at 3.8% and straight loans accrue interest at Euribor plus 1.3%. This agreement contains various restrictions upon the ability of Supplies Distributors’ European subsidiary to, among other things, merge, consolidate and incur indebtedness, as well as financial covenants, such as minimum net worth. This agreement is secured by a guarantee of Supplies Distributors, up to a maximum of 200,000 euros.

Taxable Revenue Bonds
      PFSweb has a Loan Agreement with the Mississippi Business Finance Corporation (the “MBFC”) in connection with the issuance by the MBFC of $5 million MBFC Taxable Variable Rate Demand Limited Obligation Revenue Bonds, Series 2004 (Priority Fulfillment Services, Inc. Project) (the “Bonds”). The MBFC loaned the proceeds of the Bonds to PFSweb for the purpose of financing the acquisition and installation of equipment, machinery and related assets located in one of the Company’s Southaven, Mississippi distribution facilities. The Bonds bear interest at a variable rate, as determined by Comerica Securities, as Remarketing Agent. PFSweb, at its option, may convert the Bonds to a fixed rate, to be determined by the Remarketing Agent at the time of conversion.
      The primary source of repayment of the Bonds is a letter of credit (the “Letter of Credit”) in the initial face amount of $5.1 million issued by Comerica pursuant to a Reimbursement Agreement between PFSweb and Comerica under which PFSweb is obligated to pay to Comerica all amounts drawn under the Letter of Credit. The Letter of Credit has an initial maturity date of December 2006 at which time, if not renewed or replaced, will result in a draw on the undrawn face amount thereof. PFSweb has established a sinking fund account with Comerica, which at September 30, 2005 includes $0.2 million restricted for payment on the Bonds.

Debt Covenants
      To the extent the Company fails to comply with its covenants applicable to its debt or vendor financing obligations, including the monthly financial covenant requirements and required level of stockholders’ equity ($20.0 million), and the lenders accelerate the repayment of the credit facility obligations, the Company would be required to repay all amounts outstanding thereunder. Any acceleration of the repayment of the credit facilities would have a material adverse impact on the Company’s financial condition and results of operations and no assurance can be given that the Company would have the financial ability to repay all of such obligations.
      PFSweb has also provided a guarantee of the obligations of Supplies Distributors to IBM, excluding the trade payables that are financed by IBM credit.

Master Lease Agreements
      The Company has a Term Lease Master Agreement with IBM Credit Corporation (“Master Lease Agreement”) that provides for leasing or financing transactions of equipment and other assets, which generally have terms of 3 to 5 years. The outstanding leasing transactions ($0.8 million and $1.2 million as of September 30, 2005 and December 31, 2004, respectively) are secured by the related equipment and letters of credit. The outstanding financing transactions ($0.3 million and $0.5 million as of September 30, 2005 and December 31, 2004, respectively) are secured by a letter of credit.
      The Company has a master agreement with a leasing company that provided for leasing transactions of certain equipment. The amounts outstanding under this agreement as of September 30, 2005 and December 31, 2004 were $1.0 million and $1.2 million, respectively, and are secured by the related equipment.

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)
      The Company enters into other leasing and financing agreements as needed to finance the purchasing or leasing of certain equipment or other assets. Borrowings under these agreements are generally secured by the related equipment.

7.	SEGMENT INFORMATION
      The Company is organized into two operating segments: PFSweb is an international provider of integrated business process outsourcing solutions and operates as a service fee business; Supplies Distributors is a master distributor of primarily IBM products.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Revenues (in thousands):
PFS	$21,476	$17,308	$65,674	$44,970
Supplies Distributors	62,284	61,561	189,352	195,435
Eliminations	(2,268)	(1,852)	(6,799)	(5,883)

	$81,492	$77,017	$248,227	$234,522

Income from operations (in thousands):
PFS	$(1,990)	$(337)	$(4,346)	$(3,394)
Supplies Distributors	2,333	1,273	5,102	4,177
Eliminations	—	—	—	7

	$343	$936	$756	$790

Depreciation and amortization (in thousands):
PFS	$1,595	$1,173	$4,607	$3,502
Supplies Distributors	—	—	—	14
Eliminations	—	—	—	(7)

	$1,595	$1,173	$4,607	$3,509

Capital expenditures (in thousands):
PFS	$848	$1,645	$3,409	$3,442
Supplies Distributors	—	—	—	—
Eliminations	—	—	—	—

	$848	$1,645	$3,409	$3,442

	September 30,	December 31,
	2005	2004

Assets (in thousands):
PFS	$58,709	$56,610
Supplies Distributors	84,206	88,548
Eliminations	(15,413)	(14,831)

	$127,502	$130,327

PFSweb, Inc. and Subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements — (Continued)

8.	COMMITMENTS AND CONTINGENCIES
      The Company receives municipal tax abatements in certain locations. During 2004 the Company received notice from a municipality that it did not satisfy certain criteria necessary to maintain the abatements. The Company plans to dispute the notice. If the dispute is not resolved favorably, the Company could be assessed additional taxes for calendar years 2004 and 2005. The Company has not accrued for the additional taxes, which through September 30, 2005 could be $0.4 million to $0.5 million for 2004 and $0.4 million for 2005, as it does not believe that it is probable that an additional assessment will be incurred.
      On May 9, 2005, a lawsuit was filed in the District Court of Collin County, Texas, by J. Gregg Pritchard, as Trustee of the D.I.C. Creditors Trust, naming the former directors of Daisytek International Corporation and the Company as defendants. Daisytek filed for bankruptcy in May 2003 and the Trust was created pursuant to Daisytek’s Plan of Liquidation. The complaint alleges, among other things, that the spin-off of the Company from Daisytek in December 1999 was a fraudulent conveyance and that Daisytek was damaged thereby in the amount of at least $38 million. The Company believes the claim has no merit and intends to vigorously defend the action.
      In the ordinary course of business, one or more of the Company’s clients may dispute Company invoices for services rendered or other charges. As of September 30, 2005, an aggregate of approximately $0.9 million of client invoices were in dispute. The Company believes it will resolve these disputes in its favor and has not recorded any reserve for such disputes.

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
PFSweb, Inc.:
      We have audited the accompanying consolidated balance sheets of PFSweb, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedules as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PFSweb, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

KPMG LLP
Dallas, Texas
February 17, 2005, except for Notes 3 and 4 as to which the date is March 29, 2005

PFSWEB, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2004	2003

	(In thousands, except share
	data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,592	$14,743
Restricted cash	2,746	1,091
Accounts receivable, net of allowance for doubtful accounts of $504 and $339 at December 31, 2004 and 2003, respectively	41,565	30,877
Inventories, net	44,947	44,589
Other receivables	8,061	3,872
Prepaid expenses and other current assets	3,349	2,417

Total current assets	114,260	97,589

PROPERTY AND EQUIPMENT, net	14,264	9,589
RESTRICTED CASH	675	900
OTHER ASSETS	1,128	281

Total assets	$130,327	$108,359

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	$19,098	$19,533
Trade accounts payable	61,583	49,548
Accrued expenses	10,971	7,101

Total current liabilities	91,652	76,182

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	7,232	2,762
OTHER LIABILITIES	1,517	998
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Preferred stock, $1.00 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 40,000,000 shares authorized; 21,665,585 and 21,247,941 shares issued at December 31, 2004 and 2003, respectively; and 21,579,285 and 21,161,641 outstanding at December 31, 2004 and 2003, respectively	22	21
Additional paid-in capital	56,645	56,156
Accumulated deficit	(29,077)	(29,303)
Accumulated other comprehensive income	2,421	1,628
Treasury stock at cost, 86,300 shares	(85)	(85)

Total shareholders’ equity	29,926	28,417

Total liabilities and shareholders’ equity	$130,327	$108,359

The accompanying notes are an integral part of these consolidated financial statements.

PFSWEB, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31

	2004	2003	2002

	(In thousands, except per share data)
REVENUES:
Product revenue, net	$267,470	$249,230	$57,492
Service fee revenue	42,076	33,771	31,094
Service fee revenue, affiliate	—	—	4,731
Pass-through revenue	12,119	3,435	3,692

Total revenues	321,665	286,436	97,009

COSTS OF REVENUES:
Cost of product revenue	251,968	235,317	54,343
Cost of service fee revenue	28,067	23,159	22,660
Cost of pass-through revenue	12,119	3,435	3,692

Total costs of revenues	292,154	261,911	80,695

Gross profit	29,511	24,525	16,314
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	27,091	25,442	27,012
SEVERANCE AND OTHER TERMINATION COSTS	—	—	1,213
ASSET AND LEASE IMPAIRMENTS	—	257	922

Income (loss) from operations	2,420	(1,174)	(12,833)
EQUITY IN EARNINGS OF AFFILIATE	—	—	1,163
INTEREST EXPENSE	1,590	2,124	816
INTEREST INCOME	(130)	(124)	(977)

Income (loss) before income taxes and extraordinary item	960	(3,174)	(11,509)
INCOME TAX EXPENSE	734	572	94

Income (loss) before extraordinary item	226	(3,746)	(11,603)
EXTRAORDINARY ITEM — gain on purchase of 51% share of Supplies Distributors	—	—	203

NET INCOME (LOSS)	$226	$(3,746)	$(11,400)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE:
Income (loss) before extraordinary item	$0.01	$(0.20)	$(0.64)
Extraordinary item — gain on purchase of 51% share of Supplies Distributors	—	—	0.01

Net income (loss)	$0.01	$(0.20)	$(0.63)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	21,332	19,011	18,229

Diluted	23,468	19,011	18,229

The accompanying notes are an integral part of these consolidated financial statements.

PFSWEB, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND
COMPREHENSIVE INCOME (LOSS)

					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Treasury Stock		Total	Comprehensive
			Paid-In	Accumulated	Income			Shareholders’	Income
	Shares	Amount	Capital	Deficit	(Loss)	Shares	Amount	Equity	(Loss)

	(In thousands, except share data)
Balance, December 31, 2001	18,143,409	$18	$51,942	$(14,157)	$(1,113)	86,300	$(85)	$36,605
Net loss	—	—	—	(11,400)	—	—	—	(11,400)	$(11,400)
Stock based compensation expense	—	—	28	—	—	—	—	28
Employee stock purchase plan	254,574	—	124	—	—	—	—	124
Other comprehensive income — foreign currency translation adjustment	—	—	—	—	1,113	—	—	1,113	1,113

Comprehensive loss									$(10,287)

Balance, December 31, 2002	18,397,983	$18	$52,094	$(25,557)	$—	86,300	$(85)	$26,470
Net loss	—	—	—	(3,746)	—	—	—	(3,746)	$(3,746)
Stock based compensation expense	—	—	6	—	—	—	—	6
Employee stock purchase plan	618,446	1	261	—	—	—	—	262
Proceeds from exercised options	649,568	1	618	—	—	—	—	619
Private placement of common stock	1,581,944	1	3,177	—	—	—	—	3,178
Other comprehensive income — foreign currency translation adjustment	—	—	—	—	1,628	—	—	1,628	1,628

Comprehensive loss									$(2,118)

Balance, December 31, 2003	21,247,941	$21	$56,156	$(29,303)	$1,628	86,300	$(85)	$28,417

Net income	—	—	—	226	—	—	—	226	$226
Stock based compensation expense	—	—	14	—	—	—	—	14
Employee stock purchase plan	226,381	1	316	—	—	—	—	317
Proceeds from exercised options	191,263	—	159	—	—	—	—	159
Other comprehensive income — foreign currency translation adjustment	—	—	—	—	793	—	—	793	793

Comprehensive income									$1,019

Balance, December 31, 2004	21,665,585	$22	$56,645	$(29,077)	$2,421	86,300	$(85)	$29,926

The accompanying notes are an integral part of these consolidated financial statements.

PFSWEB, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31

	2004	2003	2002

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$226	$(3,746)	$(11,400)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,643	4,497	5,851
Loss on disposition of assets	—	32	—
Asset and lease impairments	—	257	922
Extraordinary gain	—	—	(203)
Provision for doubtful accounts	289	351	38
Provision for excess and obsolete inventory	1,204	1,984	(10)
Deferred income taxes	(81)	(134)	(54)
Equity in earnings of affiliate	—	—	(1,163)
Non-cash compensation expense	14	6	28
Changes in operating assets and liabilities:
Accounts receivables	(9,838)	173	2,087
Inventories, net	(318)	2,527	(8,110)
Prepaid expenses and other current assets, other receivables and other assets	(5,825)	896	1,628
Accounts payable, accrued expenses and other current and long-term liabilities	15,149	(5,565)	(4,564)

Net cash provided by (used in) operating activities	5,463	1,278	(14,950)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(7,698)	(1,982)	(1,762)
Decrease (increase) in restricted cash	(1,071)	1,744	(156)
Cash acquired in acquisition of affiliate, net of cash paid	—	—	501
Proceeds from sale of distribution equipment	—	—	85
Proceeds from loans to affiliate, net	—	—	2,855

Net cash provided by (used in) investing activities	(8,769)	(238)	1,523

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	475	4,059	124
Decrease (increase) in restricted cash	(359)	268	780
Payments on capital lease obligations	(1,134)	(954)	(862)
Proceeds from debt, net	3,266	1,816	11,319

Net cash provided by financing activities	2,248	5,189	11,361

EFFECT OF EXCHANGE RATES ON CASH	(93)	(81)	(8)

NET INCREASE (DECREASE) IN CASH	(1,151)	6,148	(2,074)
CASH AND CASH EQUIVALENTS, beginning of period	14,743	8,595	10,669

CASH AND CASH EQUIVALENTS, end of period	$13,592	$14,743	$8,595

SUPPLEMENTAL CASH FLOW INFORMATION
Non-cash investing and financing activities:
Fixed assets acquired under capital leases	$1,330	$538	$848

The accompanying notes are an integral part of these consolidated financial statements.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview and Basis of Presentation

PFSweb, Inc. Overview
      PFSweb, Inc. and its subsidiaries, including Supplies Distributors, Inc, are collectively referred to as the “Company;” “Supplies Distributors” refers to Supplies Distributors, Inc. and its subsidiaries; and “PFSweb” refers to PFSweb, Inc. and its subsidiaries excluding Supplies Distributors.
      PFSweb is an international provider of integrated business process outsourcing services to major brand name companies seeking to maximize their supply chain efficiencies and to extend their traditional and e-commerce initiatives in the United States, Canada, and Europe. PFSweb offers such services as professional consulting, technology collaboration, managed web hosting and internet application development, order management, web-enabled customer contact centers, customer relationship management, financial services including billing and collection services and working capital solutions, information management, facilities and operations management, kitting and assembly services, and international fulfillment and distribution services.

Supplies Distributors Overview
      Supplies Distributors, PFSweb and International Business Machines Corporation (“IBM”) entered into master distributor agreements whereby Supplies Distributors acts as a master distributor of various products, primarily IBM product. Pursuant to transaction management services agreements between PFSweb and Supplies Distributors, PFSweb provides transaction management and fulfillment services to Supplies Distributors.
      Supplies Distributors has obtained certain financing (see Notes 3 and 4) that allows it to fund the working capital requirements for the sale of primarily IBM products. Pursuant to the transaction management services agreements, PFSweb provides to Supplies Distributors such services as managed web hosting and maintenance, procurement support, web-enabled customer contact center services, customer relationship management, financial services including billing and collection services, information management, and international distribution services. Additionally, IBM and Supplies Distributors have outsourced the product demand generation to Global Marketing Services, Inc. (“GMS”). Supplies Distributors, via arrangements with GMS and PFSweb, sells products in the United States, Canada and Europe.
      All of the agreements between PFSweb and Supplies Distributors were made in the context of a related party relationship and were negotiated in the overall context of PFSweb’s and Supplies Distributors’ arrangement with IBM. Although management generally believes that the terms of these agreements are consistent with fair market values, there can be no assurance that the prices charged to or by each company under these arrangements are not higher or lower than the prices that may be charged by, or to, unaffiliated third parties for similar services.

Basis of Presentation
      For the period prior to September 2002, PFSweb owned 49% of Supplies Distributors and as such the results of Supplies Distributors were not consolidated into the Company’s results. The Company’s allocation of Supplies Distributors’ net income (see Note 9) was presented in the consolidated statements of operations as equity in earnings of affiliate for year ended December 31, 2002 (through September 30, 2002). Effective October 1, 2002, PFSweb purchased the remaining 51% interest in Supplies Distributors. As a result of the purchase, effective October 1, 2002, the Company began consolidating 100% of Supplies Distributors’ financial position and results of operations into the Company’s consolidated financial statements.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Significant Accounting Policies

Principles of Consolidation
      All intercompany accounts and transactions have been eliminated in consolidation. Accounts and transactions between PFSweb and Supplies Distributors have been eliminated as of December 31, 2004 and 2003 and for the years ended December 31, 2004 and 2003, and the three-month period ended December 31, 2002 (see Note 1).

Investment in Affiliate
      In July 2001, PFSweb purchased a 49% investment in Supplies Distributors (see Note 9). Effective October 1, 2002, PFSweb purchased the remaining 51% ownership interest of Supplies Distributors. Prior to consolidating Supplies Distributors’ financial position and results of operations, PFSweb recorded its interest in Supplies Distributors’ net income, which was allocated and distributed to the owners pursuant to the terms of an operating agreement, under the modified equity method, which resulted in PFSweb recording its allocated earnings of Supplies Distributors or 100% of Supplies Distributors’ losses.
      In addition to the equity investment, PFSweb loaned Supplies Distributors monies in the form of a Subordinated Demand Note (the “Subordinated Note”). Under the terms of certain of the Company’s debt facilities, the outstanding balance of the Subordinated Note cannot be increased to more than $8.0 million or decreased to lower than $7.0 million without prior approval of the Company’s lenders (see Notes 3 and 4). As of December 31, 2004 and 2003, the outstanding balance of the Subordinated Note, which is eliminated upon the consolidation of Supplies Distributors’ financial position, was $7.0 million and $8.0 million, respectively.

Use of Estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. The recognition and allocation of certain operating expenses in these consolidated financial statements also require management estimates and assumptions. The Company’s estimates and assumptions are continually evaluated based on available information and experience. Because the use of estimates is inherent in the financial reporting process, actual results could differ from estimates.

Revenue and Cost Recognition
      Depending on the terms of the customer arrangement, the Company recognizes product revenue and product cost either upon the shipment of product to customers or when the customer receives the product. The Company permits its customers to return product for credit against other purchases, including defective products (that the Company then returns to the manufacturer) and incorrect shipments. The Company provides a reserve for estimated returns and allowances. The Company offers terms to its customers that it believes are standard for its industry.
      Freight costs billed to customers are reflected as components of product revenues. Freight costs incurred by the Company are recorded as a component of cost of goods sold.
      Under the master distributor agreements (see Note 6), the Company bills IBM for reimbursements of certain expenses, including: pass through customer marketing programs, including rebates and coop funds; certain freight costs; direct costs incurred in passing on any price decreases offered by IBM to Supplies Distributors or its customers to cover price protection and certain special bids; the cost of products

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
provided to replace defective product returned by customers; and certain other expenses as defined. The Company records a receivable for these reimbursable amounts as they are incurred with a corresponding reduction in either inventory or cost of product revenue. The Company also reflects pass through customer marketing programs as a reduction of product revenue.
      The Company’s service fee revenues primarily relate to its (1) distribution services, (2) order management/customer care services and (3) the reimbursement of out-of-pocket and third-party expenses. The Company typically charges its service fee revenue on a cost-plus basis, a percent of shipped revenue basis or a per transaction basis, such as a per item basis for fulfillment services or a per minute basis for web-enabled customer contact center services. Additional fees are billed for other services.
      Distribution services relate primarily to inventory management, product receiving, warehousing and fulfillment (i.e., picking, packing and shipping) and facilities and operations management. Service fee revenue for these activities is recognized as earned, which is either (i) on a per transaction basis or (ii) at the time of product fulfillment, which occurs at the completion of the distribution services.
      Order management/customer care services relate primarily to taking customer orders for the Company’s client’s products via various channels such as telephone call-center, electronic or facsimile. These services also entail addressing customer questions related to orders, as well as cross-selling/up-selling activities. Service fee revenue for this activity is recognized as the services are rendered. Fees charged to the client are on a per transaction basis based on either (i) a pre-determined fee per order or fee per telephone minutes incurred, or (ii) are included in the product fulfillment service fees that are recognized on product shipment.
      The Company’s billings for reimbursement of out-of-pocket expenses, including travel and certain third-party vendor expenses such as shipping and handling costs and telecommunication charges are included in pass-through revenue. The related reimbursable costs are reflected as cost of pass-through revenue.
      The Company’s cost of service fee revenue, representing the cost to provide the services described above, is recognized as incurred. Cost of service fee revenue also includes certain costs associated with technology collaboration and ongoing technology support that include creative internet application development and maintenance, web hosting, technology interfacing, and other ongoing programming activities. These activities are primarily performed to support the distribution and order management/customer care services and are recognized as incurred.
      The Company also performs billing services and information management services for certain of its clients. Billing services and information management services are not always billed separately to clients because while the activities are continually performed, the costs may be insignificant and covered by other fees described above. If billed separately, the fees are recognized as the services are performed. If not billed separately, any revenue attributable to these services is included in the distribution or order management fees that are recognized as services are performed. The service fee revenue associated with these activities not billed separately are currently not significant and are incidental to the above-mentioned services.
      The Company recognizes revenue, and records trade accounts receivables, pursuant to the methods described above, when collectibility is reasonably assured. Collectibility is evaluated on an individual customer basis taking into consideration historical payment trends, current financial position, results of independent credit evaluations and payment terms.
      The Company primarily performs its services under one to three-year contracts that can generally be terminated by either party. In conjunction with these long-term contracts, the Company sometimes receives start-up fees to cover its implementation costs, including certain technology infrastructure and

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
development costs. The Company defers the fees received, and the related costs, and amortizes them over the life of the contract. The amortization of deferred revenue is included as a component of service fee revenue. The amortization of deferred implementation costs is included as a cost of service fee revenue. To the extent implementation costs for non-technology infrastructure and development exceed the fees received, the excess costs are expensed as incurred. The following summarizes the deferred implementation revenues and costs, excluding technology and development costs, which are included in property and equipment (in thousands):

	December 31,	December 31,
	2004	2003

Deferred implementation costs
Current	$507	$204
Non-current	658	26

	$1,165	$230

Deferred implementation revenues
Current	898	466
Non-current	821	87

	$1,791	$553

      Current and non-current deferred implementation costs are a component of prepaid expenses and other assets, respectively. Current and non-current deferred implementation revenues, which may precede the timing of when the related implementation costs are incurred and thus deferred, are a component of accrued expenses and other liabilities, respectively.

Concentration of Business and Credit Risk
      The Company’s product revenue is primarily generated by sales of product purchased under master distributor agreements with one supplier.
      Sales to two customers accounted for approximately 12% and 11% of the Company’s total product revenues for the year ended December 31, 2004. Service fee revenue from two clients accounted for approximately 42% and 15% of service fee revenue for year ended December 31, 2004. On a consolidated basis, one customer/client accounted for approximately 18% of the Company’s total revenues for the year ended December 31, 2004. As of December 31, 2004, two customers/clients accounted for approximately 27% of accounts receivable.
      Sales to three customers accounted for approximately 13%, 12% and 10% of the Company’s total product revenues for the year ended December 31, 2003. Service fee revenue from two clients accounted for approximately 40% and 16% of service fee revenue for year ended December 31, 2003. On a consolidated basis, two customers/clients accounted for approximately 16% and 10% of the Company’s total revenues for the year ended December 31, 2003. As of December 31, 2003, two customers/clients accounted for approximately 37% of accounts receivable.
      Sales to two customers accounted for approximately 13% and 12% of the Company’s total product revenues for the year ended December 31, 2002. Service fee revenue from two clients accounted for approximately 35% and 14% of net service fee revenue for the year ended December 31, 2002. In addition, service fee revenue earned from Supplies Distributors prior to the October 1, 2002 acquisition date approximated 13% of net service fee revenue for the year ended December 31, 2002. On a consolidated basis, one customer/client accounted for approximately 21% of the Company’s total revenues for the year ended December 31, 2002.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In conjunction with Supplies Distributors’ financings, PFSweb has provided certain collaterized guarantees on behalf of Supplies Distributors. Supplies Distributors’ ability to obtain financing on similar terms would be significantly impacted without these guarantees. Additionally, since Supplies Distributors has limited personnel and physical resources, its ability to conduct business could be materially impacted by contract terminations by GMS.
      The Company has multiple arrangements with IBM and is dependent upon the continuation of such arrangements. These arrangements, which are critical to the Company’s ongoing operations, include Supplies Distributors’ and its subsidiaries’ master distributor agreements, Supplies Distributors’ and its subsidiaries’ working capital financing agreements, product sales to IBM business units, a service fee relationship and a term master lease agreement.

Cash and Cash Equivalents
      Cash equivalents are defined as short-term highly liquid investments with original maturities of three months or less.

Restricted Cash
      Restricted cash includes the following items (in thousands):

	December 31,	December 31,
	2004	2003

Current:
Letters of credit security	$225	$260
Customer remittances	1,190	831
Bond financing	1,331	—

Total current	2,746	1,091
Long term:
Letters of credit security	675	900

Total restricted cash	$3,421	$1,991

      The Company has cash restricted as collateral for letters of credit that secure certain debt and lease obligations (see Note 4). The letters of credit currently expire at various dates through March 2007.
      In conjunction with certain of its financing agreements, Supplies Distributors has granted to its lenders a security interest in all customer remittances received in specified bank accounts (see Note 4). At December 31, 2004 and 2003, these bank accounts held $1.2 million and $0.8 million, respectively, which was restricted for payment to the lender against the outstanding debt.
      At December 31, 2004, the Company has classified $1.3 million of the proceeds from the issuance of Mississippi taxable revenue bonds (see Note 4) as restricted cash since the proceeds are restricted specifically for payment on capital expenditures or as payment on the outstanding bonds.

Other Receivables and Liabilities
      Other receivables include $7.9 million and $3.8 million as of December 31, 2004 and 2003, respectively, for amounts due from IBM for billings under the master distributor agreements (see Note 6).
      During 2001, the Company received a governmental grant for investments made in fixed assets in its Belgium operations. At establishment, the total grant of approximately $1.6 million was deferred and is being recognized as a reduction in depreciation expense over the same period over which the related fixed

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
assets are being depreciated. As of December 31, 2004 and 2003, a deferred credit of $0.3 million at each year end and $0.5 million and $0.7 million, respectively, at each year end is included in accrued expenses and other liabilities, respectively, in the accompanying consolidated balance sheets and represents the unamortized portion of the grant. For the years ended December 31, 2004 and 2003 and 2002, approximately $0.3 million, $0.4 million and $0.2 million, respectively, was recognized as a reduction of depreciation expense.

Inventories
      Inventories (all of which are finished goods) are stated at the lower of weighted average cost or market. Supplies Distributors assumes responsibility for slow-moving inventory under certain master distributor agreements, subject to certain termination rights, but has the right to return product rendered obsolete by engineering changes, as defined (see Note 6). The Company reviews inventory for impairment on a periodic basis, but at a minimum, annually. Recoverability of the inventory on hand is measured by comparison of the carrying value of the inventory to the fair value of the inventory. During 2003, the Company agreed to certain modifications to a selected master distributor agreement. As a result of these modifications, the Company reevaluated its inventory for impairment during 2003, and increased its allowance for slow moving inventory. As of December 31, 2004 and 2003, the allowance for slow moving inventory was $2.5 million and $1.3 million, respectively.
      In the event PFSweb, Supplies Distributors and IBM terminate the master distributor agreements, the agreements provide for the parties to mutually agree on a plan of disposition of Supplies Distributors’ then existing inventory.
      Inventories include merchandise in-transit that has not been received by the Company but that has been shipped and invoiced by Supplies Distributors’ vendors. The corresponding payable for inventories in-transit is included in accounts payable in the accompanying consolidated financial statements.

Property and Equipment
      The components of property and equipment as of December 31, 2004 and 2003 are as follows (in thousands):

	December 31,	December 31,
	2004	2003	Depreciable Life

Furniture and fixtures	$9,996	$9,255	2-10 years
Computer equipment	8,130	6,425	2-3 years
Leasehold improvements	6,044	5,401	2-9 years
Purchased and capitalized software costs	9,356	7,866	1-7 years
Other, primarily construction-in-progress	3,982	28	3-7 years

	37,508	28,975
Less-accumulated depreciation and amortization	(23,244)	(19,386)

Property and equipment, net	$14,264	$9,589

      Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the shorter of the useful life of the related asset or the remaining lease term.
      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Fair value would be determined using appraisals, discounted cash flow analysis or similar valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
      The Company’s property held under capital leases amount to approximately $3.0 million and $3.1 million, net of accumulated amortization of approximately $5.4 million and $4.7 million, at December 31, 2004 and 2003, respectively.

Foreign Currency Translation and Transactions
      For the Company’s Canadian and European operations, the local currency is the functional currency. All assets and liabilities are translated at exchange rates in effect at the end of the period, and income and expense items are translated at the average exchange rates for the period.
      The Company includes currency gains and losses on short-term intercompany advances in the determination of net income. Intercompany currency transaction gains and losses included in net income or loss were a net gain of $0.2 million and $0.3 million for the years ended December 31, 2004 and 2003, respectively. The Company will continue to report gains or losses on intercompany foreign currency transactions that are of a long-term investment nature as a separate component shareholders’ equity.

Stock Based Compensation
      The Company accounts for stock-based employee compensation plans using the intrinsic-value method as outlined under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations, including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation and Interpretation of APB No. 25, issued in March 2000 (see Note 5). The following table shows the pro forma effect on the Company’s net income (loss) and income (loss) per share as if compensation cost had been recognized for stock-based employee compensation plans based on their fair value at the date of the grant. The pro forma effect of stock-based employee compensation plans on the Company’s net income (loss) for those years may not be representative of the pro forma effect for future years due to the impact of vesting and potential future awards.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

	(In thousands, except per share amounts)
Net income (loss) as reported	$226	$(3,746)	$(11,400)
Add: Stock-based non-employee compensation expense included in reported net loss	14	6	28
Deduct: total stock-based employee and non-employee compensation expense determined under fair value based method	(841)	(754)	(2,295)

Pro forma net income (loss), applicable to common stock for basic and diluted computations	$(601)	$(4,494)	$(13,667)

Income (loss) per common share — basic and diluted As reported	$0.01	$(0.20)	$(0.63)

Pro forma	$(0.03)	$(0.24)	$(0.75)

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Self Insurance
      The Company is self-insured for medical insurance benefits up to certain stop-loss limits. Such costs are accrued based on known claims and an estimate of incurred, but not reported (“IBNR”) claims. IBNR claims are estimated using historical lag information and other data provided by claims administrators.

Fair Value of Financial Instruments
      The carrying value of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable and debt and capital lease obligations, approximate their fair values based on short terms to maturity or current market prices and interest rates.

Comprehensive Income (Loss)
      Comprehensive income (loss) is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments.

Net Income (Loss) Per Common Share
      Basic net income (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the reporting period. For the calculation of diluted net income per share for the year ended 2004, weighted average shares outstanding are increased by approximately 2.1 million shares, reflecting the dilutive effect of stock options. Stock options not included in the calculation of diluted net income (loss) per share for the years ended December 31, 2004, 2003 and 2002, were 0.7 million, 4.4 million, and 4.8 million, respectively, as the effect would be anti-dilutive. Warrants not included in the calculation of diluted net income (loss) per share for both of the years ended December 31, 2004 and 2003, were 0.9 million, as the effect would be anti-dilutive.

Cash Paid During Year
      The Company made payments for interest of approximately $1.7 million, $1.9 million and $0.8 million and income taxes of approximately $0.6 million, $0.5 million and $0.8 million during the years ended December 31, 2004, 2003, and 2002, respectively (see Notes 3, 4 and 10).

Impact of Recently Issued Accounting Standards
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), which replaces SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in the third quarter of fiscal 2005, beginning July 1, 2005. Under SFAS 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The Company is evaluating the requirements of SFAS 123R and expects that the adoption of SFAS 123R will have a material impact on the Company’s consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS 123.

Reclassifications
      Certain prior year data have been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported net income (loss) or shareholders’ equity.

3.	Vendor Financing:
      Outstanding obligations under vendor financing arrangements consist of the following (in thousands):

	December 31,	December 31,
	2004	2003

Inventory and working capital financing agreements:
United States	$26,962	$26,034
Europe	13,110	11,518

Total	$40,072	$37,552

Inventory and Working Capital Financing Agreement, United States
      Supplies Distributors has a short-term credit facility with IBM Credit LLC to finance its distribution of IBM products in the United States, providing financing for eligible IBM inventory and for certain other receivables up to $31.0 million through February 28, 2005 and up to $27.5 million thereafter through its expiration on March 29, 2005. As of December 31, 2004, Supplies Distributors had $3.3 million of available credit under this facility. The credit facility contains cross default provisions, various restrictions upon the ability of Supplies Distributors to, among others, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, provide guarantees, make investments and loans, pledge assets, make changes to capital stock ownership structure and pay dividends, as well as financial covenants, such as annualized revenue to working capital, net profit after tax to revenue, and total liabilities to tangible net worth, as defined, and are secured by all of the assets of Supplies Distributors, as well as a collateralized guaranty of PFSweb. Additionally, PFSweb is required to maintain a minimum Subordinated Note receivable balance from Supplies Distributors of $7.0 million and a minimum shareholders’ equity of $18.0 million. Borrowings under the credit facility accrue interest, after a defined free financing period, at prime rate plus 1% (6% and 5% as of December 31, 2004 and 2003, respectively). The facility also includes a monthly service fee.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On March 29, 2005, Supplies Distributors entered into an amended credit facility with IBM Credit LLC, which extends the termination date through March 2006. The Company has classified the outstanding amounts under this facility as accounts payable in the consolidated balance sheets.

Inventory and Working Capital Financing Agreement, Europe
      Supplies Distributors’ European subsidiaries have a short-term credit facility with IBM Belgium Financial Services S.A. (“IBM Belgium”) to finance their distribution of IBM products in Europe. The asset based credit facility with IBM Belgium provides up to 12.5 million Euros (approximately $17.0 million) in financing for purchasing IBM inventory and for certain other receivables through March 29, 2005. As of December 31, 2004, Supplies Distributors’ European subsidiaries had 2.4 million euros ($3.3 million) of available credit under this facility. The credit facility contains cross default provisions, various restrictions upon the ability of Supplies Distributors and its European subsidiaries to, among others, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, provide guarantees, make investments and loans, pledge assets, make changes to capital stock ownership structure and pay dividends, as well as financial covenants, such as annualized revenue to working capital, net profit after tax to revenue, and total liabilities to tangible net worth, as defined, and are secured by all of the assets of Supplies Distributors’ European subsidiaries, as well as collateralized guaranties of Supplies Distributors and PFSweb. Additionally, PFSweb is required to maintain a minimum Subordinated Note receivable balance from Supplies Distributors of $7.0 million and a minimum shareholders’ equity of $18.0 million. Borrowings under the credit facility accrue interest, after a defined free financing period, at Euribor plus 2.5% (4.7% and 3.5% as of December 31, 2004 and 2003, respectively). Supplies Distributors’ European subsidiaries pay a monthly service fee on the commitment.
      On March 29, 2005, Supplies Distributors’ European subsidiaries entered into an amended credit facility with IBM Belgium, which extends the termination date through March 2006. The Company has classified the outstanding amounts under this facility that are collateralized by inventory as accounts payable in the consolidated balance sheets.

4.	Debt and Capital Lease Obligations:
      Outstanding obligations under debt and capital lease obligations consist of the following (in thousands):

	December 31,	December 31,
	2004	2003

Loan and security agreements, United States
Supplies Distributors	$8,328	$13,146
PFSweb	4,853	3,514
Factoring agreement, Europe	3,848	2,296
Taxable revenue bonds	5,000	—
Master lease agreements	3,141	3,080
Inventory and working capital financing agreement —
Europe	682	8
Other	478	251

Total	26,330	22,295
Less current portion of long-term debt	19,098	19,533

Long-term debt, less current portion	$7,232	$2,762

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan and Security Agreement — Supplies Distributors
      Supplies Distributors has a loan and security agreement with Congress Financial Corporation (Southwest) (“Congress”) to provide financing for up to $25 million of eligible accounts receivable in the United States and Canada. As of December 31, 2004, Supplies Distributors had $8.0 million of available credit under this agreement. The Congress facility expires on the earlier of March 29, 2007 or the date on which the parties to the IBM master distributor agreement no longer operate under the terms of such agreement and/or IBM no longer supplies products pursuant to such agreement. Borrowings under the Congress facility accrue interest at prime rate plus 0.00% to 0.25% or Eurodollar rate plus 2.25% to 2.75%, dependent on excess availability, as defined. The interest rate on outstanding borrowings at December 31, 2004 was 5.0%. This agreement contains cross default provisions, various restrictions upon the ability of and Supplies Distributors to, among other things, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, provide guarantees, make investments and loans, pledge assets, make changes to capital stock ownership structure and pay dividends, as well as financial covenants, such as minimum net worth, as defined, and is secured by all of the assets of Supplies Distributors, as well as a collateralized guaranty of PFSweb. Additionally, PFSweb is required to maintain a Subordinated Note receivable balance from Supplies Distributors of no less than $6.5 million and restricted cash of less than $5.0 million, and is restricted with regard to transactions with related parties, indebtedness and changes to capital stock ownership structure. Supplies Distributors has entered into blocked account agreements with its banks and Congress pursuant to which a security interest was granted to Congress for all customer remittances received in specified bank accounts. At December 31, 2004 and December 31, 2003, these bank accounts held $1.2 million and $0.8 million, respectively, which was restricted for payment to Congress.

Loan and Security Agreement — PFSweb
      Priority Fulfillment Services, Inc. (the “Borrower”), a wholly-owned subsidiary of PFSweb, has a Loan and Security Agreement with Comerica Bank (“Comerica”), which was amended in December 2004 (“Comerica Agreement”). The Comerica Agreement provides for up to $5.0 million of eligible accounts receivable financing (“Working Capital Advances”) through March 2, 2007, $1.5 million of existing equipment financing and up to an additional $1.0 million of eligible equipment purchases (collectively the “Equipment Advances”) through June 15, 2008. Outstanding Working Capital Advances, $3.5 million as of December 31, 2004, accrue interest at prime rate plus 1% (6.25% as of December 31, 2004). Outstanding Equipment Advances, $1.4 million as of December 31, 2004, accrue interest at prime rate plus 1.5% (6.75% as of December 31, 2004). As of December 31, 2004, the Borrower had $1.4 million of available credit under the Working Capital Advance portion of this facility and $1.0 million of available credit under the Equipment Advance portion of this facility. In January 2005, the Company repaid the $3.5 million of Working Capital Advances outstanding as of December 31, 2004. The Comerica Agreement contains cross default provisions, various restrictions upon the Borrower’s ability to, among other things, merge, consolidate, sell assets, incur indebtedness, make loans and payments to related parties, make investments and loans, pledge assets, make changes to capital stock ownership structure, as well as financial covenants of a minimum tangible net worth of $20 million, as defined, a minimum earnings before interest and taxes, plus depreciation, amortization and non-cash compensation accruals, if any, as defined, and a minimum liquidity ratio, as defined. The Comerica Agreement restricts the amount of the Subordinated Note to a maximum of $8 million. The Comerica Agreement is secured by all of the assets of the Borrower, as well as a guarantee of PFSweb, Inc. The Comerica Agreement requires the Borrower to maintain a minimum cash balance of $1.3 million at Comerica.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Factoring Agreement
      Supplies Distributors’ European subsidiary has a factoring agreement with Fortis Commercial Finance N.V. (“Fortis”) to provide factoring for up to 7.5 million euros (approximately $10.2 million) of eligible accounts receivables through March 2006. As of December 31, 2004, Supplies Distributors’ European subsidiary had approximately 2.3 million euros ($3.1 million) of available credit under this agreement. Borrowings under this agreement can be either cash advances or straight loans, as defined. Cash advances accrue interest at 3.8% and straight loans accrue interest at Euribor plus 1.3%. As of December 31, 2004, there were no straight loans outstanding. This agreement contains various restrictions upon the ability of Supplies Distributors’ European subsidiary to, among other things, merge, consolidate and incur indebtedness, as well as financial covenants, such as minimum net worth. This agreement is secured by a guarantee of Supplies Distributors, up to a maximum of 200,000 euros.

Taxable Revenue Bonds
      On December 29, 2004, PFSweb entered into a Loan Agreement with the Mississippi Business Finance Corporation (the “MBFC”) in connection with the issuance by the MBFC of $5 million MBFC Taxable Variable Rate Demand Limited Obligation Revenue Bonds, Series 2004 (Priority Fulfillment Services, Inc. Project) (the “Bonds”). The MBFC loaned the proceeds of the Bonds to PFSweb for the purpose of financing the acquisition and installation of equipment, machinery and related assets located in the Company’s Southaven, Mississippi distribution facility. The Bonds bear interest at a variable rate (2.65% as of December 31, 2004), as determined by Comerica Securities, as Remarketing Agent. PFSweb, at its option, may convert the Bonds to a fixed rate, to be determined by the Remarketing Agent at the time of conversion.
      The primary source of repayment of the Bonds is a letter of credit (the “Letter of Credit”) in the initial face amount of $5.1 million issued by Comerica pursuant to a Reimbursement Agreement between PFSweb and Comerica under which PFSweb is obligated to pay to Comerica all amounts drawn under the Letter of Credit. The Letter of Credit has an initial maturity date of December 2006 at which time, if not renewed or replaced, will result in a draw on the undrawn face amount thereof.

Debt Covenants
      To the extent the Company fails to comply with its covenants applicable to its debt or vendor financing obligations, including the monthly financial covenant requirements and required level of stockholders’ equity ($20.0 million), and the lenders accelerate the repayment of the credit facility obligations, the Company would be required to repay all amounts outstanding thereunder. Any acceleration of the repayment of the credit facilities would have a material adverse impact on the Company’s financial condition and results of operations and no assurance can be given that the Company would have the financial ability to repay all of such obligations.
      PFSweb has also provided a guarantee of the obligations of Supplies Distributors to IBM, excluding the trade payables that are financed by IBM credit.

Master Lease Agreements
      The Company has a Term Lease Master Agreement with IBM Credit Corporation (“Master Lease Agreement”) that provides for leasing or financing transactions of equipment and other assets, which generally have terms of 3 to 5 years. The outstanding leasing transactions ($1.2 million and $0.1 million as of December 31, 2004 and 2003, respectively) are secured by the related equipment and letters of credit (see Note 2). The outstanding financing transactions ($0.5 million and $0.8 million as of December 31, 2004 and 2003, respectively) are secured by a letter of credit (see Note 2).

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has a master agreement with a leasing company that provided for leasing transactions of certain equipment. The amounts outstanding under this agreement as of December 31, 2004 and 2003 were $1.2 million and $1.5 million, respectively, and are secured by the related equipment.
      The Company enters into other leasing and financing agreements as needed to finance the purchasing or leasing of certain equipment or other assets. Borrowings under these agreements are generally secured by the related equipment.

Debt and Capital Lease Maturities
      The Company’s aggregate maturities of debt subsequent to December 31, 2004 are as follows (in thousands):

Fiscal year ended December 31,
2005	$18,055
2006	1,117
2007	500
2008	800
2009	800
Thereafter	2,400

Total	$23,672

      The following is a schedule of the Company’s future minimum lease payments under the capital leases together with the present value of the net minimum lease payments as of December 31, 2004 (in thousands):

Fiscal year ended December 31,
2005	$1,232
2006	995
2007	574
2008	177
Thereafter	—

Total minimum lease payments	$2,978
Less amount representing interest at rates ranging from 5.75% to 18.0%	(320)

Present value of net minimum lease payments	2,658
Less: Current portion	(1,043)

Long-term capital lease obligations	$1,615

5.	Stock and Stock Options

Preferred Stock Purchase Rights
      On June 8, 2000, the Company’s Board of Directors declared a dividend distribution of one preferred stock purchase right (a “Right”) for each share of the Company’s common stock outstanding on July 6, 2000 and each share of common stock issued thereafter. Each Right entitles the registered shareholders to purchase from the Company one one-thousandth of a share of preferred stock at an exercise price of $67, subject to adjustment. The Rights are not currently exercisable, but would become exercisable if certain events occurred relating to a person or group acquiring or attempting to acquire 15 percent or more of the

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s outstanding shares of common stock. The Rights expire on July 6, 2010, unless redeemed or exchanged by the Company earlier.

Employee Stock Purchase Plan
      On September 15, 2000, the Company’s shareholders approved the PFSweb Employee Stock Purchase Plan (the “Stock Purchase Plan”) that is qualified under Section 423 of the Internal Revenue Code of 1986, to provide employees of the Company an opportunity to acquire a proprietary interest in the Company. The Stock Purchase Plan provides for acquisition of the Company’s common stock at a 15% discount to the market value. The Stock Purchase Plan permits each U.S. employee who has completed ninety days of service to elect to participate in the plan. Eligible employees may elect to contribute with after-tax dollars up to a maximum annual contribution of $25,000. The Company has reserved 2,000,000 shares of its common stock under the Stock Purchase Plan. The Stock Purchase Plan became effective for eligible employees in September 2000. During the years ended December 31, 2004, 2003 and 2002, the Company issued 226,381, 618,446 and 254,574 shares under the Stock Purchase Plan, respectively. As of December 31, 2004, there were 627,190 shares available for further issuance under the Stock Purchase Plan, of which 248,921 were issued in January 2005.

Private Placement Transaction
      On November 7, 2003, the Company entered into a Securities Purchase Agreement with certain institutional investors in a private placement transaction pursuant to which the Company issued and sold an aggregate of 1,581,944 shares of its common stock, par value $.001 per share (the “Common Stock”), at $2.16 per share, resulting in gross proceeds of $3.4 million. After deducting expenses, the net proceeds were approximately $3.2 million. In addition to the Common Stock, the investors received one-year warrants to purchase an aggregate 525,692 shares of Common Stock at an exercise price of $3.25 per share and four-year warrants to purchase an aggregate of 395,486 shares of Common Stock at an exercise price of $3.30 per share. In January 2005, 394,685 of the one-year warrants were exercised prior to their expiration, generating net proceeds to the Company of $1.3 million.

Stock Options and Stock Option Plans

PFSweb Plan Options
      The Company has authorized 6,000,000 shares of common stock for issuance under two 1999 stock option plans and 35,000 shares for issuance under a stock option agreement (the “Stock Option Plans”). The Stock Option Plans provide for the granting of incentive awards in the form of stock options to directors, executive management, key employees, and outside consultants of the Company. The right to purchase shares under the employee stock option agreements typically vest over a three-year period. Stock options must be exercised within 10 years from the date of grant. Stock options are generally issued at fair market value. The Company recorded stock based compensation expense of $14,000, $6,000 and $28,000 in the years ended December 31, 2004, 2003 and 2002, respectively, in connection with stock options to purchase an aggregate of 65,000 shares issued under the Stock Option Plans to non-employees.
      As of December 31, 2004, there were 1,069,030 shares available for future options under the Stock Option Plans.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes stock option activity under the Stock Option Plans:

			Weighted Average
	Shares	Price per Share	Exercise Price

Outstanding, December 31, 2001	3,596,369	$0.60 - $16.00	$1.27
Granted	1,090,000	$0.44 - $ 0.84	$0.81
Exercised	—	$—	$—
Canceled	(1,080,700)	$0.80 - $10.45	$1.29

Outstanding, December 31, 2002	3,605,669	$0.44 - $16.00	$1.12
Granted	835,000	$0.39 - $ 2.26	$0.42
Exercised	(328,730)	$0.39 - $ 1.92	$0.81
Canceled	(256,208)	$0.39 - $ 1.92	$1.10

Outstanding, December 31, 2003	3,855,731	$0.39 - $16.00	$1.00
Granted	808,000	$1.48 - $ 2.96	$1.64
Exercised	(160,133)	$0.39 - $ 1.92	$0.85
Canceled	(61,491)	$0.39 - $10.45	$1.65

Outstanding, December 31, 2004	4,442,107	$0.39 - $16.00	$1.11

      Stock Option Plan options generally vest one-twelfth each quarter. As of December 31, 2004 and 2003, 3,395,120 and 2,892,126 options were exercisable, respectively. The weighted average fair value per share of options granted during the years ended December 31, 2004, 2003 and 2002 was $1.40, $0.35 and $0.67, respectively.
      The following table summarizes information concerning currently outstanding and exercisable PFSweb stock options issued under the Stock Option Plans to PFSweb officers, directors and employees as of December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Outstanding as of	Average	Average	Exercisable as of	Average
	December 31,	Remaining	Exercise	December 31,	Exercise
Range of Exercise Prices	2004	Contractual Life	Price	2004	Price

$ 0.39-$ 0.91	2,991,658	7.3	$0.77	2,586,245	$0.82
$ 1.16-$ 1.92	1,394,699	7.6	$1.73	759,792	$1.82
$ 2.26-$ 2.96	48,000	6.3	$2.68	41,333	$2.68
$10.45-$16.00	7,750	4.6	$11.17	7,750	$11.17

	4,442,107	7.4	$1.11	3,395,120	$1.09

PFSweb Non-plan Options
      Prior to the Company’s initial public offering, certain of the Company’s employees were holders of stock options of the Company’s former parent company, Daisytek International Corporation (“Daisytek”), issued under Daisytek’s stock option plans.
      In connection with the completion of the Company’s spin-off from Daisytek on July 6, 2000 (the “Spin-off”), all outstanding Daisytek stock options were replaced with substitute stock options. Daisytek options held by PFSweb employees were replaced (at the option holder’s election made prior to the Spin-off) with either options to acquire shares of PFSweb common stock or options to acquire shares of both Daisytek common stock and PFSweb common stock (which may be exercised separately) (the “Unstapled

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Options”). Options held by Daisytek employees were replaced (at the option holder’s election made prior to the Spin-off) with either options to acquire shares of Daisytek common stock or Unstapled Options.
      As a result of the stock option replacement process described above, in conjunction with the Spin-off, PFSweb stock options (the “Non-plan Options”) were issued to PFSweb and Daisytek officers, directors and employees. These options were issued as one-time grants and were not issued under the Stock Option Plans.
      As of December 31, 2004, 473,269 Non-plan Options were outstanding, all of which were held by PFSweb officers, directors and employees.
      The following table summarizes stock option activity under the Non-plan Options:

			Weighted Average
	Shares	Price per Share	Exercise Price

Outstanding, December 31, 2001	1,431,503	$0.91 - $10.58	$1.15
Granted	—	$—	$—
Exercised	—	$—	$—
Canceled	(246,696)	$0.91 - $10.58	$1.59

Outstanding, December 31, 2002	1,184,807	$0.91 - $10.58	$1.05
Granted	—	$—	$—
Exercised	(320,838)	$0.91 - $ 1.17	$1.10
Canceled	(359,001)	$0.91 - $ 1.17	$1.16

Outstanding, December 31, 2003	504,968	$0.91 - $10.58	$0.95
Granted	—	$—	$—
Exercised	(31,130)	$0.91 - $ 0.91	$0.91
Canceled	(569)	$5.78 - $10.58	$6.47

Outstanding, December 31, 2004	473,269	$0.91 - $10.58	$0.95

      As of December 31, 2004 and 2003, 473,269 and 504,968 of Non-plan Options outstanding were exercisable, respectively.
      The following table summarizes information concerning Non-plan Options outstanding and exercisable as of December 31, 2004:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Outstanding as of	Average	Average	Exercisable as of	Average
	December 31,	Remaining	Exercise	December 31,	Exercise
Range of Exercise Prices	2004	Contractual Life	Price	2004	Price

$0.91	471,039	6.9	$0.91	471,039	$0.91
$5.78-$10.58	2,230	3.0	$8.83	2,230	$8.83

	473,269	6.9	$0.95	473,269	$0.95

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value
      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants of PFSweb options to PFSweb officers, directors, and employees under the Stock Option Plans:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Expected dividend yield	—	—	—
Expected stock price volatility	107% - 118%	115% - 118%	112% - 114%
Risk-free interest rate	3.9% - 4.8%	3.4% - 4.3%	5.1%
Expected life of options (years)	5	5	5
      The fair value of each share of common stock granted under the Stock Purchase Plan is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Expected dividend yield	—	—	—
Expected stock price volatility	107% - 115%	115% - 119%	111% - 118%
Risk-free interest rate	0.9% - 2.2%	0.9% - 1.2%	1.2% - 1.8%
Expected life of options (months)	3	3	3
      The weighted average fair value per share of common stock granted under the Stock Purchase Plan granted during the years ended December 31, 2004, 2003 and 2002 was $0.74, $0.51 and $0.28, respectively.

6.	Master Distributor Agreements:
      Supplies Distributors, PFSweb and IBM have entered into master distributor agreements whereby Supplies Distributors acts as a master distributor of various IBM products and PFSweb provides transaction management and fulfillment services to Supplies Distributors. The master distributor agreements expire in March 2006 and can be extended for additional one-year terms upon mutual agreement by all parties. Under the master distributor agreements, IBM sells product to Supplies Distributors and reimburses Supplies Distributors for certain freight costs, direct costs incurred in passing on any price decreases offered by IBM to Supplies Distributors or its customers to cover price protection and certain special bids, the cost of products provided to replace defective product returned by customers and other certain expenses as defined. Supplies Distributors can return to IBM product rendered obsolete by IBM engineering changes after customer demand ends. IBM determines when a product is obsolete. IBM and Supplies Distributors also have verbal agreements under which IBM reimburses or collects from Supplies Distributors amounts calculated in certain inventory cost adjustments.
      Supplies Distributors passes through to customers marketing programs specified by IBM and administer, along with GMS, such programs according to IBM guidelines.

7.	Impairment of Assets and Leases
      In September 2002, the Company changed the manner in which certain warehouse and order management transactions are processed. These changes eliminated the future service potential of selected software applications to the Company. Accordingly, the Company recorded a $0.7 million asset impairment charge during the year ended December 31, 2002. The Company also abandoned certain distribution

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
center assets and recorded a $0.2 million asset impairment charge during the year ended December 31, 2002. In December 2003, the Company relocated its Canadian operations within Toronto. In conjunction with this relocation, the Company entered into a sublease agreement on the former facility as sub-lessor, and a sublease agreement on the new facility as sub-lessee. As such, the Company recorded an impairment expense for the operating lease on the former facility and the write-down of certain assets of approximately $0.3 million during the year ended December 31, 2003.

8.	Restructuring
      In September 2002, the Company implemented a restructuring plan that resulted in the termination of approximately 60 employees, of which 20 were hourly employees. The Company recorded $1.2 million for severance and other termination costs, of which $0.3 million and $0.8 million was paid during the years ended December 31, 2003 and 2002, respectively. The remaining $0.1 million was paid during 2004.

9.	Supplies Distributors
      In September 2001, PFSweb made an equity investment of $0.75 million in Supplies Distributors, for a 49% voting interest, and a third party made an equity investment of $0.25 million in Supplies Distributors for a 51% voting interest. Certain officers and directors of PFSweb owned, individually, a 9.8% non-voting interest, and, collectively, a 49% non-voting interest, in the third party. Effective October 1, 2002, PFSweb purchased the remaining 51% interest in Supplies Distributors from the third party for $0.3 million. As the acquired proportionate share of the fair value of Supplies Distributors’ net assets was greater than the purchase price, the Company recognized an extraordinary gain on the purchase of $0.2 million in accordance with SFAS No. 141.
      Pursuant to the terms of PFSweb’s transaction management services agreements with Supplies Distributors, PFSweb earned service fees, which, prior to the consolidation effective October 1, 2002 are reported as service fee revenue, affiliate in the accompanying consolidated financial statements, of approximately $4.9 million.
      Pursuant to an operating agreement, prior to the October 1, 2002 acquisition date, Supplies Distributors allocated its earnings and distributed its cash flow, as defined, in the following order of priority: first, to the third party until it received a one-time amount equal to its capital contribution of $0.25 million; second, to the third party until it received an amount equal to a 35% cumulative annual return on its capital contribution; third, to PFSweb until it received a one-time amount equal to its capital contribution of $0.75 million; fourth, to PFSweb until it received an amount equal to a 35% cumulative annual return on its capital contribution; and fifth, to PFSweb and the third party, pro rata, in accordance with their respective capital accounts. Effective October 1, 2002, as a result of PFSweb’s 100% ownership of Supplies Distributors, future earnings will be allocated and dividends will be paid 100% to PFSweb. In addition, no distribution can be made if, after giving effect thereto, the net worth of Supplies Distributors would be less than $1.0 million. At December 31, 2004, Supplies Distributors’ net worth was $7.6 million. Under the terms of its amended credit agreements, Supplies Distributors is currently restricted from paying annual cash dividends without the prior approval of its lenders (see Notes 3 and 4). In December 2002, Supplies Distributors paid a $0.4 million dividend to PFSweb. In September 2003, Supplies Distributors paid a $0.6 million dividend to PFSweb. In September and December 2004, Supplies Distributors paid a $0.6 and $0.2 million, respectively, dividend to PFSweb. PFSweb recorded $1.2 million of equity in the earnings of Supplies Distributors, prior to the October 1, 2002 acquisition, for the year ended December 31, 2002.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following summarizes the purchase price allocation of PFSweb’s purchase of the remaining 51% interest in Supplies Distributors (in thousands):

Cash and cash equivalents (including restricted cash of $1,745)	$2,578
Accounts receivable	28,110
Inventories	37,193
Prepaid expenses	684
Other assets, net	284

Total assets acquired	$68,849

Trade accounts payable	$3,611
Accrued expenses	1,901
Debt (guaranteed by PFSweb)	48,823
Other debt	3,070
Note payable to affiliate	8,800

Total liabilities assumed	66,205

Net assets	2,644
Less PFSweb’s prior investment	2,109

Net assets acquired	535
Less cash purchase price	332

Extraordinary gain on purchase	$203

      As a result of PFSweb’s purchase of the remaining 51% interest in Supplies Distributors, effective October 1, 2002, PFSweb began consolidating 100% of Supplies Distributors’ financial position and results of operations into the Company’s consolidated financial statements. Following is an unaudited, pro forma, condensed consolidating income statement for calendar year 2002, as if the acquisition had occurred as of January 1, 2002, (in thousands):

	Calendar Year 2002

		Supplies	Pro Forma	Pro Forma
	PFSweb	Distributors	Adjustments	Consolidated

Revenues:
Gross product revenue	$—	$221,145	$—	$221,145
Service fee revenue	31,092	—	—	31,092
Service fee revenue, affiliate	6,525	—	(6,525)	—
Pass-through revenue	3,714	—	(151)	3,563

Net revenues	41,331	221,145	(6,676)	255,800

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Calendar Year 2002

		Supplies	Pro Forma	Pro Forma
	PFSweb	Distributors	Adjustments	Consolidated

Costs of Revenues:
Cost of product revenue	—	208,617	—	208,617
Cost of service fee revenue	23,252	—	(2,258)	20,994
Cost of pass-through revenue	3,714	—	(151)	3,563

Total costs of revenues	26,966	208,617	(2,409)	233,174

Gross profit	14,365	12,528	(4,267)	22,626

Selling, general and administrative expenses	26,206	6,997	(4,319)	28,884
Other	2,135	—	—	2,135

Income (loss) from operations	(13,976)	5,531	52	(8,393)
Equity in earnings of affiliate	1,429	—	(1,429)	—
Interest expense (income), net	(847)	3,110	—	2,263

Income (loss) before income taxes and extraordinary item	(11,700)	2,421	(1,377)	(10,656)
Income tax expense (benefit)	(81)	929	(343)	505

Income (loss) before extraordinary item	(11,619)	1,492	(1,034)	(11,161)
Extraordinary gain on purchase of 51% share of Supplies Distributors	203	—	—	203

Net income (loss)	$(11,416)	$1,492	$(1,034)	$(10,958)

Net loss per share:
Basic and diluted	$(0.63)			$(0.60)

Weighted average number of shares outstanding, basic and diluted	18,229			18,229

      The unaudited pro forma data are not necessarily indicative of the consolidated results of operations for future periods or the results of operations that would have been realized had the Company consolidated Supplies Distributors during the period presented.
      As of December 31, 2004 and 2003, the Subordinated Note had an outstanding balance of $7.0 million and $8.0 million, respectively.
      Under certain new and amended terms of certain of its debt facilities, the Subordinated Note cannot be increased to more than $8.0 million or decreased to less than $7.0 million without the prior approval of the Company’s lenders (see Notes 3 and 4). The Subordinated Note accrues interest at a fluctuating rate per annum equal to PFSweb’s cost of funds as determined by PFSweb, approximately 10% as of December 31, 2004 and 2003. During the year ended December 31, 2002, excluding the period from October 1, 2002 through December 31, 2002, PFSweb earned $0.8 million of interest associated with the Subordinated Note.

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Income Taxes
      A reconciliation of the difference between the expected income tax expense at the U.S. federal statutory corporate tax rate of 34%, and the Company’s effective tax rate is as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Income tax provision (benefit) computed at statutory rate	$326	$(1,079)	$(3,844)
Impact of foreign taxation	(9)	(48)	(230)
Items not deductible for tax (book) purposes	60	623	30
Change in valuation reserve	478	1,197	4,224
Other	(121)	(121)	(86)

Provision for income taxes	$734	$572	$94

      The consolidated income (loss) before income taxes, by domestic and foreign entities, is as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Domestic	$(549)	$(2,745)	$(7,983)
Foreign	1,509	(429)	(3,526)

Total	$960	$(3,174)	$(11,509)

      Current and deferred income tax expense (benefit) is summarized as follows (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Current
Domestic	$74	$79	$—
State	49	64	—
Foreign	692	563	148

Total current	815	706	148
Deferred
Domestic	—	—	(17)
State	—	(31)	—
Foreign	(81)	(103)	(37)

Total deferred	(81)	(134)	(54)

Total	$734	$572	$94

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of the deferred tax asset (liability) are as follows (in thousands):

	December 31,	December 31,
	2004	2003

Deferred tax asset:
Allowance for doubtful accounts	$171	$120
Inventory reserve	761	743
Property and equipment	74	—
Net operating loss carryforwards	10,812	10,063
Other	612	653

	12,430	11,579
Less — Valuation reserve	12,225	11,404

Total deferred tax asset	205	175

Deferred tax liability:
Property and equipment	—	(155)
Other	(166)	(92)

Total deferred liability	(166)	(247)

Deferred tax asset (liability), net	$39	$(72)

      Management believes that PFSweb has not established a sufficient history of earnings, on a stand-alone basis, to support the more likely than not realization of certain deferred tax assets in excess of existing taxable temporary differences. A valuation allowance has been provided for these net deferred income tax assets as of December 31, 2004 and 2003. At December 31, 2004, net operating loss carryforwards relate to taxable losses of PFSweb’s Europe subsidiary totaling approximately $11.9 million, PFSweb’s Canada subsidiary totaling approximately $2.7 million and PFSweb’s U.S. subsidiary totaling approximately $17.0 million that expire at various dates through 2019. The U.S. net operating loss carryforward includes $4.6 million relating to tax benefits of stock option exercises and, if utilized, will be recorded against additional paid-in-capital upon utilization rather than as an adjustment to income tax expense from continuing operations.

11.	Commitments and Contingencies
      The Company leases facilities, warehouse, office, transportation and other equipment under operating leases expiring in various years through the year ended December 31, 2012. In most cases, management expects that, in the normal course of business, leases will be renewed or replaced by other leases. The Company also subleases a certain Canadian facility under a sublease agreement through the year ended

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2006. Minimum future annual rental payments and sublease receipts under non-cancelable operating leases having original terms in excess of one year are as follows (in thousands):

	Operating Lease	Sub-Lease
	Payments	Income

Fiscal year ended December 31,
2005	$6,207	$161
2006	6,006	134
2007	4,638	—
2008	2,371	—
2009	393	—
Thereafter	1,049	—

Total	$20,664	$295

      Total rental expense under operating leases approximated $5.4 million, $6.1 million and $5.8 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      The Company receives municipal tax abatements in certain locations. During 2004 the Company received notice from a municipality that it did not satisfy certain criteria necessary to maintain the abatements. The Company plans to dispute the notice. If the dispute is not resolved favorably, the Company could be assessed additional taxes for calendar year 2004. The Company has not accrued for the additional taxes, which for 2004 could be $0.4 million to $0.5 million, as it does not believe that it is probable that an additional assessment will be incurred.

12.	Segment and Geographic Information
      The Company is organized into two operating segments: PFSweb, is an international provider of integrated business process outsourcing solutions and operates as a service fee business; Supplies Distributors is a master distributor of primarily IBM products.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Revenues (in thousands):
PFSweb	$62,621	$44,824	$41,331
Supplies Distributors	267,470	249,230	57,492
Eliminations	(8,426)	(7,618)	(1,814)

	$321,665	$286,436	$97,009

Income (loss) from operations (in thousands):
PFSweb	$(3,495)	$(6,317)	$(13,976)
Supplies Distributors	5,908	5,114	1,127
Eliminations	7	29	16

	$2,420	$(1,174)	$(12,833)

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Depreciation and amortization (in thousands):
PFSweb	$4,636	$4,469	$5,836
Supplies Distributors	14	58	31
Eliminations	(7)	(30)	(16)

	$4,643	$4,497	$5,851

Capital expenditures (in thousands):
PFSweb	$7,698	$1,982	$1,762
Supplies Distributors	—	—	—
Eliminations	—	—	—

	$7,698	$1,982	$1,762

	December 31,	December 31,
	2004	2003

Assets (in thousands):
PFSweb	$56,610	$43,629
Supplies Distributors	88,548	77,878
Eliminations	(14,831)	(13,148)

	$130,327	$108,359

      Geographic areas in which the Company operates include the United States, Europe (primarily Belgium), and Canada. The following is geographic information by area. Revenues are attributed based on the Company’s domicile.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Revenues (in thousands):
United States	$225,300	$199,309	$73,752
Europe	99,979	89,781	21,358
Canada	9,834	12,730	5,335
Inter-segment eliminations	(13,448)	(15,384)	(3,436)

	$321,665	$286,436	$97,009

	December 31,	December 31,
	2004	2003

Long-lived assets (in thousands):
United States	$12,288	$6,419
Europe	3,641	4,166
Canada	138	185

	$16,067	$10,770

PFSWEB, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Employee Savings Plan
      The Company has a defined contribution employee savings plan under Section 401(k) of the Internal Revenue Code. Substantially all full-time and part-time U.S. employees are eligible to participate in the plan. The Company, at its discretion, may match employee contributions to the plan and also make an additional matching contribution in the form of profit sharing in recognition of the Company’s performance. During the year ended December 31, 2004, the Company matched 20% of employee contributions totaling approximately $60,000. During the years ended December 31, 2003 and 2002, the Company matched 10% of employee contributions totaling approximately $30,000 and $34,000, respectively.

14.	Quarterly Results of Operations (Unaudited)
      Unaudited quarterly results of operations for years ended December 31, 2004 and 2003 were as follows (amounts in thousands except per share data):

	Year Ended December 31, 2004

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.

Total revenues	$77,485	$80,020	$77,017	$87,143
Total cost of revenues	71,490	72,119	69,630	78,915
Gross profit	5,995	7,901	7,387	8,228
Selling, general and administrative expenses	7,132	6,910	6,451	6,598
Income (loss) from operations	(1,137)	991	936	1,630
Net income (loss)	(1,767)	479	420	1,094
Basic net income (loss) per share	(0.08)	0.02	0.02	0.05
Diluted net income (loss) per share	(0.08)	0.02	0.02	0.05

	Year Ended December 31, 2003

	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.

Total revenues	$67,091	$74,573	$69,400	$75,372
Total cost of revenues	62,019	66,881	63,658	69,353
Gross profit	5,072	7,692	5,742	6,019
Selling, general and administrative expenses	6,177	6,516	6,336	6,413
Asset and lease impairments	—	—	—	257
Income (loss) from operations	(1,105)	1,176	(594)	(651)
Net income (loss)	(1,774)	467	(1,141)	(1,298)
Basic and diluted net income (loss) per share	(0.10)	0.03	(0.06)	(0.06)
      The seasonality of the Company’s business is dependent upon the seasonality of its clients’ business and their sale of products. Management believes that with the Company’s current client mix and their clients’ business volumes, the Company’s service fee revenue business activity is expected to be at its lowest in the quarter ended March 31. Due to anticipated product release schedule changes from certain clients, the Company does not believe this seasonal impact will be as significant in 2005 as it has been in prior years. The Company’s product revenue business activity is expected to be at its highest in the quarter ended December 31.

FINANCIAL STATEMENTS
eCOST.com, Inc.
BALANCE SHEETS

	September 30,	December 31,
	2005	2004

	(Unaudited)
	(In thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$6,290	$8,790
Short-term investments	—	7,000
Accounts receivable, net of allowance for doubtful accounts of $360 and $199 at September 30, 2005 and December 31, 2004, respectively	5,080	2,039
Inventories, net	6,737	1,794
Prepaid expenses and other current assets	894	263
Due from Affiliate, net	—	813
Deferred income taxes	—	883

Total current assets	19,001	21,582
Property and equipment, net	1,868	342
Deferred income taxes	—	4,467
Other assets	179	123

Total assets	$21,048	$26,514

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,015	$585
Accrued expenses and other current liabilities	3,208	2,635
Due to Affiliate, net	1,082	—
Deferred revenue	1,167	2,014

Total current liabilities	12,472	5,234

Total liabilities	12,472	5,234

Commitments and contingencies (Note 5)
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 17,747,133 and 17,465,000 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	18	17
Additional paid-in capital	34,152	33,834
Deferred stock-based compensation	(958)	(1,333)
Accumulated deficit	(24,636)	(11,238)

Total stockholders’ equity	8,576	21,280

Total liabilities and stockholders’ equity	$21,048	$26,514

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
STATEMENTS OF OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

	(Unaudited, in thousands, except per share data)
Net sales	$38,186	$43,397	$134,290	$120,389
Cost of goods sold	35,456	39,294	125,084	109,055

Gross profit	2,730	4,103	9,206	11,334
Selling, general and administrative expenses	5,088	5,527	17,393	12,783

Loss from operations	(2,358)	(1,424)	(8,187)	(1,449)
Interest income	(49)	(7)	(139)	(7)
Interest expense — PC Mall commercial line of credit	—	369	—	1,329
Interest income — PC Mall commercial line of credit	—	(369)	—	(1,329)

Loss before income taxes	(2,309)	(1,417)	(8,048)	(1,442)
Provision (benefit) for income taxes	—	(525)	5,350	(535)

Net loss	$(2,309)	$(892)	$(13,398)	$(907)

Loss per share:
Basic	$(0.13)	$(0.06)	$(0.76)	$(0.06)

Diluted	$(0.13)	$(0.06)	$(0.76)	$(0.06)

Weighted average shares outstanding:
Basic	17,738	15,155	17,576	14,385

Diluted	17,738	15,155	17,576	14,385

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional	Deferred
			Paid-in	Stock-Based	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total

	(Unaudited, in thousands)
Balance at December 31, 2004	17,465	$17	$33,834	$(1,333)	$(11,238)	$21,280
Exercise of stock options	282	1	318	—	—	319
Stock-based compensation	—	—	—	375	—	375
Net loss	—	—	—	—	(13,398)	(13,398)

Balance at September 30, 2005	17,747	$18	$34,152	$(958)	$(24,636)	$8,576

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
STATEMENTS OF CASH FLOWS

	Nine Months Ended
	September 30,

	2005	2004

	(Unaudited, in
	thousands)
Cash flows from operating activities:
Net loss	$(13,398)	$(907)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	332	31
Deferred income taxes	5,350	(535)
Deferred rent	123	—
Non-cash stock-based compensation	375	1,381
Changes in operating assets and liabilities:
Accounts receivable	(3,041)	(1,232)
Inventories, net	(4,943)	(327)
Prepaid expenses and other current assets	(631)	(243)
Due to/from Affiliate, net	1,895	—
Other assets	(64)	(78)
Accounts payable	6,430	(322)
Accrued expenses and other current liabilities	112	165
Deferred revenue	(847)	367

Total adjustments	5,091	(793)

Net cash used in operating activities	(8,307)	(1,700)

Cash flows from investing activities:
Purchases of property and equipment	(1,512)	(125)
Sale of short-term investments	7,000	—

Net cash provided by (used in) investing activities:	5,488	(125)

Cash flows from financing activities:
Net repayment from Affiliate	—	4,291
Book overdraft.	—	266
Net proceeds from initial public offering	—	18,690
Payments for deferred offering costs	—	(1,684)
Exercise of stock options	319	—

Net cash provided by financing activities	319	21,563

Net increase (decrease) in cash and cash equivalents	(2,500)	19,738
Cash and cash equivalents:
Beginning of period	8,790	—

End of period	$6,290	$19,738

      Supplemental non-cash information: A warehouse construction allowance of $369 is excluded from the purchase of property and equipment for the nine months ended September 30, 2005.
The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS
(unaudited, in thousands, except per share data)

1.	The Company and Summary of Significant Accounting Policies

The Company
      eCOST.com, Inc. (“we” or “our”) is a leading multi-category online discount retailer of new, “close-out” and refurbished brand-name merchandise and operates in a single business segment, selling products primarily to customers in the United States. We were incorporated in Delaware in February 1999 as a wholly-owned subsidiary of PC Mall, Inc. (“Parent”). In September 2004, we completed an initial public offering (“IPO”) of 3,465 shares of our common stock, leaving our Parent with ownership of approximately 80.2% of the outstanding shares of our common stock. On April 11, 2005, our Parent distributed its remaining ownership interest in our company to its common stockholders (referred to as the “distribution” or the “spin-off”). For purposes of these financial statements and related notes, our former Parent and its wholly-owned subsidiaries excluding us are referred to as an “Affiliate.”

Basis of Presentation
      For the three and nine months ended September 30, 2004, the statements of operations include expense allocations for certain corporate functions historically provided to us by our former Parent, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems, advertising services, and use of office space. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to our former Parent’s other businesses, of net sales, payroll, net cost of goods sold, square footage, headcount or other relevant measures. We have not made a determination of whether these expenses were comparable to those we could have obtained from an unrelated third party. In connection with our IPO, we entered into agreements with our former Parent to provide a variety of similar services under a fee arrangement for a specific term, some of which were amended commensurate with the spin-off. These services included inventory management and fulfillment through the date of distribution, administrative services such as accounting through the date of distribution, human resources, payroll and information services. The financial results for the three and nine months ended September 30, 2005 reflect these contractual service arrangements, as amended.
      Our accompanying unaudited financial statements for the three and nine months ended September 30, 2005 and 2004 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such regulations. The financial statements include all normal recurring adjustments which we believe are necessary to fairly state our financial position, however, these results are not necessarily indicative of results for any other interim period or for the full year. These financial statements should be read in conjunction with the audited financial statements and the notes thereto included in our Annual Report on Form 10-K/ A for the year ended December 31, 2004.

Liquidity
      Historically, prior to the IPO, our primary sources of financing came from cash flows from operations and investments from our former Parent. In September 2004, we completed an IPO of 3,465 shares of our common stock, which yielded net proceeds of approximately $16,700 after underwriting discounts, commissions and offering expenses. Since completion of the IPO, we have performed our own cash management functions.
      We have incurred operating losses of $2,059 and $8,187(unaudited), and used cash in operations of $139 and $8,307(unaudited) for the year ended December 31, 2004 and for the nine months ended

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)
September 30, 2005, respectively. While there is no single condition or event responsible for our net losses, we experienced a number of significant operational challenges related to the spin-off from PC Mall and to our transition to a standalone public entity. Net sales have declined in each consecutive quarter of 2005, while our cost structure became burdened with additional costs related to being a standalone public entity. We have undertaken several operational and strategic initiatives to address the current situation and return us to profitability including:

•	Focusing sales efforts on product margin as a priority over volume.

•	Leveraging automated analytical tools in order to more efficiently set prices for our products.

•	Better automating and optimizing our advertising efforts.

•	Implementing various strategies to reduce freight costs and increase recoupment on freight.

•	Streamlining warehouse operations by bringing in a more experienced management staff, improving our returns and cycle count processes, and implementing better velocity management practices.

•	Reducing our cost structure through targeted reductions in the workforce, and exploring options for transitioning certain of our operations offshore.
      We have an asset-based line of credit of up to $15,000 with a financial institution, which is collateralized by substantially all of our assets. Borrowings under the facility are limited to a percentage of eligible accounts receivable and letter of credit availability is limited to a percentage of accounts receivable and inventory. As of September 30, 2005, we had no borrowings under the line of credit and letters of credit of $226. The credit facility contains standard terms and conditions customarily found in similar facilities offered to similarly situated borrowers. The credit facility limits our ability to make acquisitions above pre-defined dollar thresholds, requires proceeds from any future stock issuances to repay outstanding amounts under the facility, and has as its sole financial covenant a minimum tangible net worth requirement. As of September 30, 2005, we are in compliance with the sole financial covenant. The credit facility will mature in March 2007.
      Our need for cash is dependent on our operating activities and if we do not maintain or increase sales or control expenses, we will require additional cash in the near term. Our forecasts and projections of working capital needs require significant judgment and estimates, and there are inherent risks and uncertainty associated with such forecasts and projections. We will continue to evaluate our liquidity on an ongoing basis and may need to pursue additional financing if we are not successful in achieving our current forecasts and projections. There can be no assurance that such additional financing will be available on acceptable terms or at all. If it is available, it may be senior to our common stock and dilutive to our shareholders.

Inventories
      Inventories consist primarily of finished goods, and are stated at the lower of cost (determined under the first-in, first-out method) or market. Additionally, we do not record revenue and related cost of goods sold until delivery. As such, inventories include goods-in-transit to customers at September 30, 2005 and December 31, 2004 of $952 and $1,794, respectively. Inventory reserves are established based upon our view of potential diminution in values due to inventories that are potentially slow moving or obsolete, potential excess levels of inventory or values assessed at potentially lower than cost.

Stock-Based Compensation
      We have adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which amends Financial Account-

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)
ing Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). As permitted by SFAS 148, we continue to measure compensation cost in accordance with Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees and related interpretations, and provide pro forma disclosures of net income (loss) and earnings (loss) per share as if the fair-value method had been applied. Accordingly, we do not record compensation expense on issuance of stock options to employees for options granted at the then-current market value at the date of grant.
      The following table presents the effect on “Net loss” of recognizing stock-based compensation cost as if the fair valued based method had been applied to all outstanding and unvested stock options for each of the periods presented (in thousands, except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Net loss — as reported	$(2,309)	$(892)	$(13,398)	$(907)
Less: compensation expense as determined under SFAS 123, net of related taxes	(737)	(756)	(2,152)	(861)
Add: stock-based compensation expense included in reported net income, net of related taxes	125	809	325	869

Net loss — pro forma	$(2,921)	$(839)	$(15,225)	$(899)

Basic loss per share — as reported	$(0.13)	$(0.06)	$(0.76)	$(0.06)

Basic net loss per share — pro forma	$(0.16)	$(0.06)	$(0.87)	$(0.06)

Diluted net loss per share — as reported	$(0.13)	$(0.06)	$(0.76)	$(0.06)

Diluted net loss per share — pro forma	$(0.16)	$(0.06)	$(0.87)	$(0.06)

Recent Accounting Pronouncements
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections. SFAS 154 replaces APB No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. Under APB 20, a change in accounting principle was recognized as a cumulative effect of accounting change in the income statement of the period of the change. SFAS 154 generally requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect the adoption of this standard to have a significant impact on our results of operations, financial position or cash flows.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets — an amendment of APB Opinion No. 29. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets of APB Opinion No. 29 and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not expect the adoption of this standard to have a significant impact on our results of operations, financial position or cash flows.
      In November 2004, the FASB issued SFAS No. 151, Inventory Costs — an amendment of ARB No. 43, Chapter 4. SFAS 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4,

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)
Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, double freight, re-handling costs and wasted material. SFAS 151 requires that these types of costs be recognized as current period expenses regardless of whether they meet the criteria of “so abnormal” as previously provided in ARB 43. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not expect the adoption of this standard to have a significant impact on our results of operations, financial position or cash flows.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by APB 25, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expense in our statements of operations. SFAS 123R requires companies to assess the most appropriate model to calculate the value of the options. We currently use the Black-Scholes option pricing model to value options and are currently assessing which model will be used in the future under the new statement and may deem an alternative model to be the most appropriate. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option pricing model. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options. In addition to the appropriate fair value model to be used for valuing share-based payments, we will also be required to determine the transition method to be used at the date of adoption. The allowed transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The SEC extended the implementation date of SFAS 123R such that the effective date of the new standard for our financial statements is the first fiscal quarter of 2006. We have not yet determined the impact of adopting SFAS 123R on our results of operations or financial position however, the effect is expected to be significant.

2.	Net Loss Per Share
      Basic Earnings Per Share (“EPS”) excludes dilution and is computed by dividing net income or loss by the weighted average number of common shares outstanding during the reported periods. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method.

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The computation of Basic and Diluted net loss per share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Net loss	$(2,309)	$(892)	$(13,398)	$(907)
Weighted average shares — Basic	17,738	15,155	17,576	14,385
Effect of dilutive stock options(a)	—	—	—	—

Weighted average shares — Diluted	17,738	15,155	17,576	14,385

Basic loss per share	$(0.13)	$(0.06)	$(0.76)	$(0.06)

Diluted loss per share	$(0.13)	$(0.06)	$(0.76)	$(0.06)

(a)	Potential common shares of 4,252 and 1,008 as of September 30, 2005 and 2004, respectively, have been excluded from the net loss per share computations because the effect of their inclusion would be anti-dilutive.

3.	Stock-Based Compensation (share amounts not in thousands)
      In March 2004, we granted an option under our 1999 Stock Incentive Plan (the “1999 Plan”) to purchase 560,000 shares of common stock to our Chief Executive Officer at an exercise price of $6.43 per share. This grant resulted in the recognition of deferred stock-based compensation based on the estimated deemed fair value of the common stock on the date of grant of $10.00. An aggregate of 25% of the shares of common stock subject to this option vested upon the completion of our IPO. The remainder of the shares of common stock subject to this option vests in equal quarterly installments over the three-year period following our IPO. We have recorded stock-based compensation charges of $125 and $375 for the three and nine months ended September 30, 2005, respectively, to reflect the amortization of this expense.
      In accordance with the Employee Benefit Matters Agreement, dated September 1, 2004 related to our spin-off from PC Mall, all PC Mall stock options that were outstanding on the record date and unexercised on April 11, 2005, were converted to eCOST.com stock options based on a ratio equal to 1.2071 for each PC Mall option. This resulted in the issuance to PC Mall option holders of 2,715,552 eCOST.com options under our 2004 Stock Incentive Plan.
      The following table summarizes information about the options that were issued to PC Mall option holders in conjunction with the spin-off from PC Mall as of September 30, 2005:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price

$0.44 to $ 0.99	581,000	4.5	$0.82	581,000	$0.82
$1.00 to $ 1.99	594,000	6.5	$1.33	538,000	$1.32
$2.00 to $ 4.99	371,000	5.0	$3.28	337,000	$3.30
$5.00 to $ 7.99	758,000	8.8	$7.15	300,000	$7.18
$8.00 to $11.41	141,000	8.8	$9.17	45,000	$9.05

	2,445,000	6.7	$3.76	1,801,000	$2.70

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      In July 2005, we granted options to purchase an aggregate 732,500 shares of common stock under our 2004 Stock Incentive Plan to employees and non-employee directors at an exercise price of $3.68 per share. For 702,500 of these option grants, 25% of the shares of common stock under these option grants vest after one year, and the remainder of the shares vest in equal quarterly installments over the ensuing three-year period. For 30,000 of these option grants, the shares of common stock under these option grants vest in equal quarterly installments over the ensuing one-year period.
      In August 2005, we granted options to purchase 30,000 shares of common stock under our 2004 Stock Incentive Plan to a non-employee director at an exercise price of $2.18 per share. The shares of common stock under this option grant vest in equal quarterly installments over the ensuing three-year period.
      In October 2005, we granted options to purchase an aggregate 112,500 shares of common stock under our 2004 Stock Incentive Plan to employees at an exercise price of $1.83 per share. 25% of the shares of common stock under these option grants vest after one year, and the remainder of the shares vest in equal quarterly installments over the ensuing three-year period.

4.	Income Taxes
      We assess the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment, we consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that all of the net deferred assets will be realized in future periods. This assessment requires significant judgment and is based upon a number of factors including recent operating results, estimates involving projections of future taxable income, the nature of current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the availability of deferred tax assets.
      During 2003, we released the valuation allowance based on an assessment of both positive and negative evidence with respect to our ability to realize our deferred tax benefits. Specifically, at that time, our management considered current forecasts and projections supporting the future utilization of its deferred tax benefits, recent operating results and the fact that net operating losses were not limited with respect to their utilization and are available over a remaining carryover period of approximately 15 to 18 years.
      Over the latter half of fiscal 2004 and into the first half of 2005, we incurred significant operating losses which to some extent were driven by costs and expenses associated with our IPO and spin-off from our former Parent. As of the second quarter of 2005, our revised forecasts indicated a deferral in the timing of profitability, and this caused greater uncertainty with respect to our ability to generate sufficient taxable income to utilize our deferred tax assets. As required under the provisions of SFAS 109, Accounting for Income Taxes, we evaluated both positive and negative evidence to determine whether the utilization of the deferred tax assets is more likely than not. Given our recent losses incurred and quarterly trend of operating losses and the inherent risk and uncertainty associated with our forecasts and projections, we determined that under the criteria of SFAS 109 it was not more likely than not that our deferred tax assets would be realized. Accordingly, we recorded a full valuation allowance against our net deferred tax assets during the second quarter of 2005, which resulted in a tax provision in that quarter of $6,500. We will continue to monitor all available evidence in accounting for this estimate and evaluate it on an ongoing basis.

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	Commitments and Contingencies

Leases
      We sublease office space from our former Parent as more fully described in Note 7. Additionally, we lease 164,000 square feet for our fulfillment center in Memphis, Tennessee along with related warehouse equipment. Minimum annual rentals under such leases at September 30, 2005 are described below.
      The following table sets forth our future contractual commitments as of September 30, 2005 (in thousands):

	Payment Due by Period

		3 Months
		Remaining
	Total	2005	2006	2007	2008	2009	2010	Thereafter

Operating leases	$2,860	$109	$580	$621	$515	$515	$481	$39
Service agreements with our former Parent	440	120	320	—	—	—	—	—
Employment agreements	63	63	—	—	—	—	—	—

Total	$3,363	$292	$900	$621	$515	$515	$481	$39

Other Commitments and Contingencies
      On July 12, 2004, we received correspondence from MercExchange LLC alleging infringement of MercExchange’s U.S. patents relating to e-commerce and offering to license its patent portfolio to us. On July 15, 2004, we received a follow-up letter from MercExchange specifying which of our technologies MercExchange believes infringe certain of its patents, alone or in combination with technologies provided by third parties. Some of those patents are currently being litigated by third parties, and we are not involved in those proceedings. In addition, three of the four patents identified by MercExchange are under reexamination at the U.S. Patent and Trademark Office, which may or may not result in the modification of those claims. In the July 15 letter, MercExchange also advised us that it has a number of applications pending for additional patents. MercExchange has filed lawsuits alleging infringement of some or all of its patents against third parties, resulting in settlements or verdicts in favor of MercExchange. At least one such verdict was appealed to the United States Court of Appeals for the Federal Circuit and was affirmed in part. Based on our investigation of this matter to date, we believe that our current operations do not infringe any valid claims of the patents identified by MercExchange in these letters. There can be no assurance, however, that such claims will not be material or adversely affect our business, financial position, results of operations or cash flows.
      On September 9, 2005, our Executive Vice President and Chief Financial Officer (“CFO”) resigned. In connection with this resignation, we and our former CFO entered into a Severance and Release Agreement, pursuant to which our former CFO agreed to a general release of our company and our affiliates and we agreed to pay our former CFO a total of $147, consisting of $118 in severance and $29 representing the remaining amount of our former CFO’s 2005 guaranteed bonus, payable in biweekly installments through March 2006. This total amount is classified in the current period as a component of Selling, General and Administrative Expenses.

6.	Commercial Lines of Credit
      Prior to the IPO, we were a co-borrower with joint and several liability with PC Mall and certain of its other subsidiaries (the “Borrowing Group”) under an asset-based revolving credit facility (the “Parent Commercial Line of Credit”) and a Term Note. We did not directly utilize proceeds from the facility and effective upon the closing of our IPO, were released from all of our obligations. Because we were legally a borrower under the Parent Commercial Line of Credit and the Term Note, the entire Parent obligation is

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)
reflected in the financial statements for periods prior to the IPO with equal amounts of interest income and expense recognized in the accompanying Statements of Operations.
      We have an asset-based line of credit of up to $15,000 with a financial institution, which is collateralized by substantially all of our assets. The credit facility functions as a working capital line of credit with our borrowings restricted to a percentage of our inventory and accounts receivable. Outstanding amounts under the facility bear interest initially at the prime rate plus 0.25%. Beginning in 2006, outstanding amounts under the facility will bear interest at rates ranging from the prime rate to the prime rate plus 0.5%, depending on our financial results. The credit facility contains standard terms and conditions customarily found in similar facilities offered to similarly situated borrowers and has as its sole financial covenant a minimum tangible net worth requirement. As of September 30, 2005, we are in compliance with our sole financial covenant. The credit facility will mature in March 2007. As of September 30, 2005, we had no borrowings under our asset-based line of credit and letters of credit of $226.
      As of November 8, 2005, our Loan and Security Agreement with the financial institution with whom we have the credit facility was amended, reducing the minimum tangible net worth requirement from $7,000 to $5,000. In consideration, we are obligated to pay the financial institution an Amendment Fee of $113 and incremental service fees of $1 per month. In addition, the fee payable by us to the financial institution in the event of early termination of the credit facility was increased from 0.35% of the revolving loan limit (if termination occurs between the first and second anniversaries of the credit facility) or 0.20% of the revolving loan amount (if termination occurs after the second anniversary of the loan agreement) to 0.75% of the revolving loan amount, regardless of when the termination occurs. On November 29, 2005, in connection with the granting of consent for our merger with PFSweb, our credit facility was amended to limit our inventory borrowings to letters of credit not to exceed $5 million and to require a $1 million borrowing reserve.

7.	Transactions with Affiliate
      Since inception, our former Parent has provided various services such as administration, warehousing and distribution, information technology and use of its facilities to us. Immediately prior to the closing of the IPO, we entered into fixed-term fee agreements with our former Parent to provide for these services. The inventory management and order fulfillment agreement terminated upon completion of the spin-off. Our former Parent continues to provide us with information systems support, usage of telecommunications systems, hardware and software systems and other information technology services under an agreement with a term of two years expiring in September 2006, which either party may terminate with six months prior notice. The administrative services agreement was amended effective as of the date of the spin-off to reduce the fees and scope of services. Though the administrative services agreement expired in August 2005, we continue to receive certain services from our former Parent.
      Direct and allocated costs charged from our former Parent included in the accompanying statements of operations are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2005	2004	2005	2004

Cost of goods sold (including cost of products, shipping and fulfillment)	$15,085	$36,133	$84,109	$100,641
Selling, general and administrative expenses	254	632	1,077	1,702

eCOST.com, Inc.
NOTES TO FINANCIAL STATEMENTS — (Continued)
      As of September 30, 2005, we had a net payable due to our Affiliate of $1,082 primarily related to fees incurred under the various service agreements described above and other miscellaneous transactions. In addition, accounts payable includes an amount due to our Affiliate of $809 for purchases of inventory.

8.	Subsequent Event
      On November 10, 2005, we entered into a non-binding letter of intent with PFSweb, Inc., an international provider of integrated business process outsourcing services, which contemplates the merger of our company with PFSweb. Pursuant to the terms of the proposed merger, our shareholders will be issued one common share of PFSweb for each outstanding share of eCOST.com in a tax-free, share-for-share transaction. As a result, we will become a wholly owned subsidiary of PFSweb. The transaction is subject to due diligence examinations by both parties, the execution of a definitive agreement, the approval of both parties’ respective Boards of Directors and shareholders, and other customary conditions. No assurance can be give that these and other conditions will be satisfied to allow us to complete the proposed merger.

eCOST INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of eCOST.com, Inc.
      In our opinion, the financial statements listed in the accompanying index on page F-59 present fairly, in all material respects, the financial position of eCOST.com, Inc. (the “Company”), a subsidiary of PC Mall, Inc., at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index on page F-59 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      The Company has been historically consolidated as a subsidiary of PC Mall, Inc., and consequently, as indicated in Note 1, the financial statements of the Company have been derived from the consolidated financial statements and accounting records of PC Mall, Inc. and reflect significant assumptions and allocations. Accordingly, the financial statements do not necessarily reflect the Company’s financial position, results of operations and cash flows had it been a stand-alone company.
      The Company has sustained losses and negative cash flows from operations for the year ended December 31, 2004 and the nine-month period ended September 30, 2005. As discussed in Note 1 to the financial statements, the Company’s ability to continue to meet its obligations and to achieve its business objectives is dependent upon, among other things, generating cash from operations by improving operating results, including increasing sales and controlling operating costs and expenses.
/s/ PricewaterhouseCoopers LLP
Los Angeles, California
March 28, 2005, except for liquidity and
capital resources described in Note 1, which
is as of November 30, 2005.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
BALANCE SHEETS

	December 31,

	2003	2004

	(In thousands, except
	share data)
ASSETS
Current assets:
Cash and cash equivalents	$—	$8,790
Short-term investments	—	7,000
Accounts receivable, net of allowance for doubtful accounts of $50 and $199 at December 31, 2003 and 2004, respectively	2,044	2,039
Inventories	1,199	1,794
Prepaid expenses and other current assets	51	263
Due from Affiliate, net	—	813
Deferred income taxes	155	883
Receivable from the Parent (Note 3)	30,676	—

Total current assets	34,125	21,582
Property and equipment, net	125	342
Due from Affiliate, net	991	—
Deferred income taxes	4,206	4,467
Other assets	29	123

Total assets	$39,476	$26,514

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,678	$585
Accrued expenses and other current liabilities	1,738	2,635
Deferred revenue	1,345	2,014
Lines of credit (Note 3)	30,676	—

Total current liabilities	35,437	5,234

Total liabilities	35,437	5,234

Commitments and contingencies (Note 5)
Stockholders’ equity:
Preferred stock, $0.001 par value; 10,000,000 authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 20,000,000 and 100,000,000 shares authorized, 14,000,000 and 17,465,000 shares issued and outstanding at December 31, 2003 and 2004, respectively	14	17
Additional paid-in capital	16,598	33,834
Deferred stock-based compensation	—	(1,333)
Capital contribution due from Affiliate	(2,543)	—
Accumulated deficit	(10,030)	(11,238)

Total stockholders’ equity	4,039	21,280

Total stockholders’ equity and liabilities	$39,476	$26,514

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
STATEMENTS OF OPERATIONS

	Year Ended December 31,

	2002	2003	2004

	(In thousands, except per share data)
Net sales	$89,009	$109,709	$178,464
Cost of goods sold (Note 7)	79,429	99,409	162,139

Gross profit	9,580	10,300	16,325
Selling, general and administrative expenses (Note 7)	8,945	9,885	18,384

Income (loss) from operations	635	415	(2,059)
Interest (income) expense, net	461	76	(67)
Interest expense — PC Mall commercial line of credit (Note 3)	1,097	1,476	1,329
Interest income — PC Mall commercial line of credit (Note 3)	(1,097)	(1,476)	(1,329)

Income (loss) before income taxes	174	339	(1,992)
Provision (benefit) for income taxes	27	(5,872)	(784)

Net income (loss)	$147	$6,211	$(1,208)

Earnings (loss) per share:
Basic	$0.01	$0.44	$(0.08)

Diluted	$0.01	$0.43	$(0.08)

Weighted average number of shares:
Basic	14,000	14,000	15,155

Diluted	14,422	14,279	15,155

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

					Capital
	Common Stock		Additional	Deferred	Contribution
			Paid-in	Stock-Based	Due from	Accumulated
	Shares	Amount	Capital	Compensation	Affiliate	Deficit	Total

	(In thousands)
Balance at December 31, 2001	14,000	$14	$111	$—	$—	$(16,388)	$(16,263)
Capital contribution — income taxes	—	—	15	—	—	—	15
Net income	—	—	—	—	—	147	147

Balance at December 31, 2002	14,000	14	126	—	—	(16,241)	(16,101)
Capital contribution from Affiliate	—	—	18,000	—	—	—	18,000
Capital contribution due from Affiliate	—	—	—	—	(2,543)	—	(2,543)
Affiliate utilization of deferred tax benefits, net	—	—	(1,528)	—	—	—	(1,528)
Net income	—	—	—	—	—	6,211	6,211

Balance at December 31, 2003	14,000	14	16,598	—	(2,543)	(10,030)	4,039
Issuance of common stock in connection with the initial public offering, net of offering costs	3,465	3	16,736	—	—	—	16,739
Compensatory stock option grant	—	—	2,000	(2,000)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	667	—	—	667
Non-cash stock-based compensation	—	—	839	—	—	—	839
Dividend to Affiliate	—	—	(2,543)	—	2,543	—	—
Capital contribution — income taxes	—	—	204	—	—	—	204
Net loss	—	—	—	—	—	(1,208)	(1,208)

Balance at December 31, 2004	17,465	$17	$33,834	$(1,333)	$—	$(11,238)	$21,280

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
STATEMENTS OF CASH FLOWS

	Year Ended December 31,

	2002	2003	2004

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$147	$6,211	$(1,208)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	227	63	58
Bad debt expense	51	32	170
Deferred income taxes	—	(4,361)	(989)
Stock-based compensation expense	—	—	1,506
Affiliate utilization of deferred tax benefits, net	—	(1,528)	—
Capital contribution — income taxes	15	—	204
Changes in assets and liabilities:
Accounts receivable	(882)	(584)	(165)
Inventories	292	(583)	(596)
Prepaid expenses and other assets	99	15	(212)
Other assets	(7)	(23)	(97)
Accounts payable	—	952	(367)
Accrued expenses and other current liabilities	208	779	888
Deferred revenue	(309)	653	669

Total adjustments	(306)	(4,585)	1,069

Net cash provided by (used in) operating activities	(159)	1,626	(139)
Cash flows from investing activities:
Purchases of short-term investments	—	—	(14,000)
Sale of short-term investments	—	—	7,000
Purchases of property and equipment	(9)	(19)	(272)

Net cash used in investing activities	(9)	(19)	(7,272)
Cash flows from financing activities:
Capital contribution from Affiliate	—	18,000	—
Net proceeds from initial public offering	—	—	18,690
Change in book overdraft	—	726	(726)
Payments for deferred offering costs	—	—	(1,941)
Net (repayments to)/advances from Affiliate	168	(17,790)	178
Capital contribution due from Affiliate	—	(2,543)	—

Net cash provided by (used in) financing activities	168	(1,607)	16,201

Net increase in cash and cash equivalents	—	—	8,790
Cash and cash equivalents:
Beginning of period	—	—	—

End of period	$—	$—	$8,790

The accompanying notes are an integral part of these financial statements.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS
(in thousands, except share and per share data)

1.	Summary of Significant Accounting Policies

Description of Company
      eCOST.com, Inc. (the “Company”) was formed on February 25, 1999 as a wholly-owned subsidiary of PC Mall, Inc. (formerly Creative Computers, Inc.) (the “Parent”). For purposes of these financial statements and related notes, the Parent and its wholly-owned subsidiaries excluding the Company will collectively be referred to as an “Affiliate.” The Company operates in a single business segment and sells its products principally to customers in the United States. The Company is a multi-category online discount retailer of new, “close-out” and refurbished brand-name merchandise. The Company offers products in twelve merchandise categories, including computer hardware and software, home electronics, digital imaging, watches and jewelry, housewares, DVD movies, video games, travel, bed and bath, apparel and accessories, licensed sports gear and cellular/wireless. The Company appeals to a broad range of consumer and small business customers through two shopping formats: every day low price and the Company’s proprietary Bargain Countdown tm. This combination of shopping formats helps attract value-conscious customers looking for high quality products at low prices to its eCOST.com website. The Company also provides rapid response customer service utilizing a strategically located distribution center operated by an Affiliate and third party fulfillment providers, as well as customer support from online and on-call sales representatives.
      The Company has operated as a reporting segment of the Parent’s business since April 1999. In September 2004, the Company completed an initial public offering (“IPO”) of 3,465,000 shares of the Company’s common stock, leaving the Parent with ownership of approximately 80.2% of the outstanding shares of the Company’s common stock. The Parent has advised the Company that the Parent plans to distribute its remaining ownership interest in the Company to its common stockholders. The Company refers to this as the “distribution” or the “spin-off.” The Parent has announced that the distribution will take the form of a spin-off by means of a special dividend to its common stockholders of all of the Company’s common stock owned by the Parent on April 11, 2005. Completion of the distribution is contingent upon the satisfaction of certain conditions as set forth in the Master Separation and Distribution Agreement previously entered into between the Company and PC Mall. The distribution may not occur by the contemplated time or may not occur at all.
      These financial statements have been derived from the consolidated financial statements and accounting records of the Parent, in which the Company has been reported as a separate segment, using the historical results of operations, and historical basis of assets and liabilities of its business. The statements of operations include expense allocations for certain corporate functions historically provided to the Company by an Affiliate, including administrative services (accounting, human resources, tax services, legal and treasury), inventory management and order fulfillment, credit card processing, information systems operation and administration, advertising services, and use of office space. These allocations were made on a specifically identifiable basis or using the relative percentages, as compared to the Parent’s other businesses, of net sales, payroll, net cost of goods sold, square footage, headcount or other methods. The Company has not made a determination of whether these expenses are comparable to those it could have obtained from an unrelated third party. The Company’s expenses as a separate, stand-alone company may be higher or lower than the amounts reflected in the statements of operations. All related activity between the Affiliate and the Company is reflected as related party payables and receivables on the Company’s balance sheet.
      On September 1, 2004, the Company completed the sale of 3,465,000 shares of its common stock for aggregate consideration of $20,097, less underwriting discounts and commissions of $1,407. The Company

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
incurred approximately $1,951 of offering expenses in connection with the offering. No offering expenses were paid directly or indirectly to any directors or officers (or their associates) or persons owning ten percent (10%) or more of any class of equity securities or to any other affiliates. The Company’s net proceeds from the offering after deducting offering expenses were $16,739. In connection with the IPO, the Company paid a dividend of $2,543 to the Parent through a settlement of the capital contribution due from the Parent outstanding at the completion of the IPO.
      The Company believes the assumptions underlying the financial statements are reasonable. However, the financial statements may not necessarily reflect its results of operations, financial position and cash flows in the future or what the Company’s results of operations, financial position and cash flows would have been had the Company been a separate, stand-alone company during the periods presented. The historical financial information presented herein does not reflect the many significant changes that will occur in the Company’s funding and operations as a result of becoming a public company or its spin-off from PC Mall.
      In July 2004, the Company’s board of directors declared a 1.4-for-1 stock split, which was effective upon completion of the Company’s IPO. The stock split has been given retroactive effect in the accompanying financial statements.
     Liquidity and Capital Resources
      The Company has incurred operating losses of $2,059 and $8,187 (unaudited), and used cash in operations of $139 and $8,307 (unaudited) for the year ended December 31, 2004 and for the nine months ended September 30, 2005, respectively. While there is no single condition or event responsible for the Company’s net losses, the Company has experienced a number of significant operational challenges related to the spin-off from PC Mall and to its transition to a standalone public entity. Net sales have declined in each consecutive quarter of 2005, while the Company’s cost structure became burdened with additional costs related to being a standalone public entity. Management has undertaken several operational and strategic initiatives to address the current situation and return the Company to profitability including:

•	Focusing sales efforts on product margin as a priority over volume.

•	Leveraging automated analytical tools in order to more efficiently set prices for the Company’s products.

•	Better automating and optimizing advertising efforts.

•	Implementing various strategies to reduce freight costs and increase recoupment on freight.

•	Streamlining warehouse operations by bringing in a more experienced management staff, improving the returns and cycle count processes, and implementing better velocity management practices.

•	Reducing the Company’s cost structure through targeted reductions in the workforce, and exploring options for transitioning certain operations offshore.
      The Company had cash and cash equivalents of $8,790 and $6,290 (unaudited) as of December 31, 2004 and September 30, 2005, respectively. In addition, the Company has an asset-based line of credit of up to $15,000 with a financial institution, which is collateralized by substantially all of its assets (see Note 3). Borrowings under the facility are limited to a percentage of eligible accounts receivable, and letter of credit availability is limited to a percentage of accounts receivable and inventory. As of December 31, 2004 the Company had no borrowings or letters of credit outstanding under this line of credit and as of September 30, 2005, the Company had no borrowings under this line of credit.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The Company’s need for cash is dependant on its operating activities and if the Company does not maintain or increase sales or control expenses, it will require additional cash in the near term. The Company’s forecasts and projections of working capital needs require significant judgment and estimates, and there are inherent risks and uncertainty associated with such forecasts and projections. The Company will continue to evaluate its liquidity on an ongoing basis and may need to pursue additional financing if it is not successful in achieving its current forecasts and projections. There can be no assurance that such additional financing will be available on acceptable terms or at all. If it is available, it may be senior to the Company’s common stock and dilutive to the Company’s shareholders.

Use of Estimates in the Preparation of Financial Statements
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

Cash Equivalents
      As a subsidiary of the Parent, the Company participated in the Parent’s cash management program, whereby trade cash receipts and disbursements were handled by the Affiliate. Accordingly, most trade cash receipts historically were received directly by the Affiliate and were credited to the Company on a daily basis through the Due from/ Advances from Affiliate accounts. Further, any cash received directly by the Company historically was swept daily by the Affiliate from the Company’s account and applied to the Due from/ Advances from Affiliate account. As of December 31, 2004, the Company maintains its own cash accounts and received predominantly all trade receipts into such accounts The Company had a cash or cash equivalents balance of $8,790 at December 31, 2004.

Short-term Investments
      The Company had a balance of $7,000 in short-term investments which the company classified as available-for-sale securities at December 31, 2004, with original maturities exceeding ninety days. Consistent with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company has classified these securities as short-term because they all have readily determinable fair values, are highly liquid and the sale of such securities may be required prior to maturity to implement management’s strategies. The Company had available-for-sale securities in Municipal Bonds of $5,000 and Government Securities of $2,000 with credit ratings of AAA at December 31, 2004, each with 28 day rollover intervals, maturing in 2024 and 2028, respectively. The Company’s investments are reported at fair value, with unrealized gains and losses, net of taxes, recorded in accumulated other comprehensive income in the statements of stockholders’ equity (deficit). There was no unrealized gain or loss on these securities during the year ended December 31, 2004. Realized gains or losses and permanent declines in value, if any, on these securities are reported in other income and expense. The Company had no material realized gains or losses during the year ended December 31, 2004.

Concentration of Credit and Business Risk
      The Company sells the majority of its products to customers that make payment via credit card. Accounts receivable potentially subject the Company to credit risk. The Company extends credit to business customers based upon an evaluation of the customer’s financial condition and credit history and generally does not require collateral. The Company has historically incurred minimal credit losses that

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
have been within management’s expectations. At December 31, 2003 no individual customer represented more than 10% of trade accounts receivable. At December 31, 2004, one customer represented approximately 16% of trade accounts receivable. The Company uses third-party credit card payment processors for its credit card transactions. Balances owed by the processors for credit cards billed but unpaid to the Company, net of fees, at December 31, 2003 and 2004 were $1,119 and $1,371, respectively. No individual customer represented more than 10% of net sales for any of the three years in the period ended December 31, 2004.
      The Company currently purchases a substantial majority of its products from the Affiliate. The Company expects to transition to its own distribution facility by early April 2005, and begin purchasing product directly. The Company does not have long-term contracts or arrangements with any of its vendors. Loss of any of these vendors could have a material adverse effect on the Company’s financial position, results of operations and cash flows. In addition, the Company relies upon the Affiliate for various operational and administrative services (see Note 7).

Accounts Receivable
      Accounts receivable consist of amounts primarily from customers with whom the Company has extended credit in 2003 and 2004. In 2003, accounts receivable also included credit cards billed but not yet received at period end due to the arrangement of credit card collections with the Parent at that time. The Company recorded an allowance for doubtful accounts of $50 and $199 at December 31, 2003 and 2004, respectively, against its trade accounts receivable. The allowance for doubtful accounts is determined based upon a review of receivable balances aged more than 90 days with specific provision made based upon management’s assessment of the collectability of each receivable balance including those deemed not collectible aged less than 90 days.

Inventories
      The Company currently purchases its products from an Affiliate and other suppliers that ship directly to its customers. The majority of product shipments are fulfilled from an outsourced distribution center operated by the Affiliate. In January 2005, the Company signed a lease for its own distribution facility which the Company expects to be operational by early April 2005. This new facility will fulfill all product shipments currently being handled by the outsourced distribution center operated by the Affiliate. As discussed under Revenue Recognition below, the Company does not record revenue and related cost of goods sold until received by the customer. As such, inventories consist solely of goods in transit to customers at December 31, 2003 and 2004.

Advertising Costs
      The Company produces and circulates catalogs at various dates throughout the year and receives market development funds and co-op advertising funds from vendors included in each catalog. Pursuant to Statement of Position (“SOP”) 93-7, Reporting on Advertising Costs, the costs of developing, producing and circulating each catalog are deferred and charged to advertising expense ratably over the life of the catalog based on the revenue generated from each catalog, approximately eight weeks. In 2002, 2003 and 2004, advertising expenses, including those for catalog, internet and other methods, were $3,072, $3,609, and $5,945, respectively, and are included in selling, general and administrative expenses. Deferred advertising costs of $51 and $115 are included in prepaid expenses and other current assets at December 31, 2003 and 2004, respectively.
      Market development and co-op advertising funds pursuant to Emerging Issues Task Force (“EITF”) 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Vendor, are recognized as an offset to cost of goods sold. Market development and co-op advertising funds include an allocation credited from the Affiliate and also funds directly attributable to the Company. Market development and co-op advertising funds allocated to the Company in 2002, 2003 and 2004 were $2,821, $3,656 and $4,959, respectively. Direct market development and co-op funds in 2002, 2003 and 2004 were $0, $249, and $1,866, respectively.

Property and Equipment
      Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as noted below. The Company also capitalizes computer software costs that meet both the definition of internal-use software and defined criteria for capitalization in accordance with Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use.

Computers, software and equipment	3 years
Furniture and fixtures	7 years
Leasehold improvements	Life of lease — not to exceed 15 years
      Depreciation and amortization expense in 2002, 2003 and 2004 totaled $206, $42 and $55, respectively.

Disclosures about Fair Value of Financial Instruments
      The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximates fair value because of the short-term maturity of these instruments.

Net Advances from Affiliate/ Due from Affiliate
      Net Advances from affiliate or Due from affiliate primarily represent the application of customer receipts received by the Affiliate on the Company’s behalf, offset by the Company purchases of inventory as well as charges for services as described in Note 7 below. In addition, in March 2003, the Parent made a capital contribution of $18,000 to the Company, which was used to repay the cumulative advances from the affiliate owed by the Company at that time of $15,457. As a result of the contribution, the Company no longer had a liability balance to the Parent. At December 31, 2003 and 2004, the Company had a net receivable balance from affiliates.

Accounting for the Impairment of Long-Lived and Intangible Assets
      In 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”). In accordance with SFAS 144, the Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and circumstances that may indicate that asset is impaired include: significant decreases in the market value of assets, significant underperformance relative to expected historical or projected future operating results, a change in the manner in which an asset is used, changes in technology, loss of key management or personnel, changes in our operating model or strategy and competitive forces.
      If events and circumstances indicate that the carrying amount of an asset may not be recoverable and the expected undiscounted future cash flows attributable to the asset are less than the carrying amount of the asset, an impairment loss equal to the excess of the asset’s carrying value over its fair value is

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
recorded. Fair value is determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risk involved, quoted market prices or appraised values, depending on the nature of the assets. To date, no impairment charges have been recorded.

Income Taxes
      The Parent files a consolidated federal income tax return and a combined state income tax return that include the operating results of the Company. The income tax provision for the Company is computed as if a separate company tax return were being filed. The Company accounts for income taxes under the liability method. Under this method, deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized.

Accrued Expenses and Other Current Liabilities
      Accrued expenses and other current liabilities comprise costs incurred but not paid primarily for payroll, advertising and certain other accrued expenses and current liabilities at the balance sheet date.
      These liabilities consist of the following:

	December 31,

	2003	2004

Accrued payroll and related expenses	$161	$291
Accrued advertising	228	1,140
Other accrued expenses	1,349	1,204

Accrued expenses and other current liabilities	$1,738	$2,635

Revenue Recognition
      The Company applies the provisions of SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB No. 104 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosure related to revenue recognition policies. In general, the Company recognizes revenue when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price charged is fixed or determinable and (iv) collection is reasonably assured.
      Net sales include product sales, gross outbound shipping charges, and related handling fees, and to a lesser extent, third-party extended warranties and other services. The Company recognizes revenue from product sales, net of estimated returns, promotional discounts, credit card fraud and chargebacks, and coupon redemptions, when both title and risk of loss to the products has transferred to the customer, which the Company has determined to occur upon receipt of products by the customer. The Company generally requires payment by credit card upon placing an order, and to a lesser extent, grants credit to business customers on normal credit terms.
      The allowance for sales returns is determined based on historical experience using management’s best estimates. The Company periodically provides incentive offers to customers including percentage discounts off current purchases and offers for future discounts subject to a minimum current purchase. Such discounts are recorded as a reduction of the related purchase price at the time of sale based on actual and

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
estimated redemption rates. Future redemption rates are estimated using the Company’s historical experience for similar sales inducement offers.
      For product sales shipped directly from the Company’s vendors to end customers, the Company records revenue and related costs at the gross amounts charged to the customer and paid to the vendor based on an evaluation of the criteria outlined in EITF No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. The Company’s evaluation is performed based on a number factors, including whether the Company is the primary obligor in the transaction, has latitude in establishing prices and selecting suppliers, takes title to the products sold upon shipment, bears credit risk, and bears inventory risk for returned products that are not successfully returned to third-party suppliers. The Company recognizes revenue on extended warranties and other services for which it is not the primary obligor on a net basis.

Accounting for Stock-Based Compensation
      The Company accounts for employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations and complies with the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. Under APB 25, employee compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s common stock and the amount an employee must pay to acquire the stock. The expense associated with stock-based compensation is amortized over the periods the employee performs the related services, generally the vesting period.
      The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. Under SFAS No. 123 and EITF 96-18, equity awards issued to non-employees are accounted for at fair value using the Black-Scholes option-pricing model. Management believes that the fair value of the stock options is more reliably measured than the fair value of the services received. The fair value of each non-employee stock award is re-measured each period until a commitment date is reached, which is generally the vesting date. For non-employee awards, deferred stock-based compensation is not reflected in stockholders’ equity until a commitment date is reached.
      In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and amends the disclosure requirements of SFAS No. 123 to require prominent disclosure about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transition provisions are effective for fiscal years ending after December 15, 2002. The Company has not adopted the fair value method of accounting for stock-based compensation of SFAS No. 123, and accordingly, SFAS No. 148 did not have a material impact on the Company’s financial position, results of operations or cash flows. See “Recent Accounting Pronouncements” below for information regarding the required adoption of SFAS No. 123 (revised 2004), Share-Based Payment in 2005.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      If the Company had recorded stock-based compensation to employees using the fair value method as prescribed by SFAS No. 123, the Company’s net income (loss) would have been adjusted to the pro forma amounts below:

	Twelve Months Ended
	December 31,

	2002	2003	2004

Net income (loss) — as reported	$147	$6,211	$(1,208)
Add: Non-cash stock-based compensation expense included in reported income, net of related taxes	—	—	913
Less: Stock-based compensation expense under SFAS 123, net of related taxes	(162)	(90)	(1,101)

Net income (loss) — pro forma	$(15)	$6,121	$(1,396)

Basic net income (loss) per share — as reported	$0.01	$0.44	$(0.08)

Basic net income (loss) per share — pro forma	$(0.00)	$0.44	$(0.09)

Diluted net income (loss) per share — as reported	$0.01	$0.43	$(0.08)

Diluted net income (loss) per share — pro forma	$(0.00)	$0.43	$(0.09)

      The fair value of each stock option grant has been estimated pursuant to SFAS 123 on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Twelve Months Ended
	December 31,

	2002	2003	2004

Risk free interest rates	3.90%	3.68%	3.64%
Expected dividend yield	None	None	None
Expected lives	7 yrs.	7 yrs.	6 yrs.
Expected volatility	129%	119%	100%
      Weighted average grant date fair values in 2002 and 2004 were $3.73 and $7.89. There were no stock option grants to employees in 2003.

Net Income (Loss) Per Share
      Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reported periods. Diluted EPS reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised using the treasury stock method.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The computation of Basic and Diluted EPS is as follows:

	Twelve Months Ended December 31,

	2002	2003	2004

Net income (loss)	$147	$6,211	$(1,208)
Weighted average shares — Basic	14,000,000	14,000,000	15,155,000
Effect of dilutive stock options(a)	421,859	279,387	—

Weighted average shares — Diluted	14,421,859	14,279,387	15,155,000

Basic earnings (loss) per share	$0.01	$0.44	$(0.08)

Diluted earnings (loss) per share	$0.01	$0.43	$(0.08)

(a)	Potential common shares of 1,349,900 for the year ended 2004 have been excluded from the loss per share computations because the effect of their inclusion would be anti-dilutive.

Recent Accounting Pronouncements

Share-Based Payments
      In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”), that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for either equity instruments of the enterprise or liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed by APB Opinion No. 25, and generally requires that such transactions be accounted for using a fair-value-based method and recognized as expenses in the Company’s statements of operations. The statement requires companies to assess the most appropriate model to calculate the value of stock options and other share-based awards. The Company currently uses the Black-Scholes option pricing model to value options and is currently assessing which model the Company may use in the future under the new statement and may deem an alternative model to be the most appropriate. The use of a different model to value options may result in a different fair value than the use of the Black-Scholes option pricing model. In addition, there are a number of other requirements under the new standard that will result in different accounting treatment than currently required. These differences include, but are not limited to, the accounting for the tax benefit on employee stock options. In addition to the appropriate fair value model to be used for valuing share-based payments, the Company will also be required to determine the transition method to be used at the date of adoption. The allowed transition methods include prospective and retroactive adoption options. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of FAS 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning with the first period restated. The effective date of the new standard for the Company’s financial statements is the Company’s third fiscal quarter in 2005.
      Upon adoption, this statement will have a significant impact on the Company’s financial statements as the Company will be required to expense the fair value of the Company’s stock option grants rather than disclose the impact on the Company’s net income within its footnotes (see above), as is the Company’s current practice. The amounts disclosed within the Company’s footnotes are not necessarily indicative of the amounts that will be expensed upon adoption of FAS 123R. Compensation expense calculated under

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
FAS 123R may differ from amounts currently disclosed within the Company’s footnotes based on changes in the fair value of the Company’s common stock, changes in the number of options granted or the terms of such options, the treatment of tax benefits and changes in interest rates or other factors. In addition, upon adoption of FAS 123R the Company may choose to use a different valuation model to value the compensation expense associated with employee stock options.

2.	Property and Equipment
      Property and equipment, net consist of the following:

	December 31,

	2003	2004

Computers, software and equipment	$560	$435
Furniture and fixtures	42	94
Leasehold improvements	175	177

	777	706
Less: Accumulated depreciation and amortization	(652)	(364)

	$125	$342

3.	Commercial Lines of Credit
      The Company along with other subsidiaries of the Parent, was a co-borrower under the Parent’s $75,000 asset-based commercial line of credit and a $3,500 term note. The Parent commercial line of credit is secured by substantially all of the assets of the Parent and its subsidiaries. Effective upon the completion of the Company’s initial public offering, the Company was released from all obligations under the Parent’s commercial line of credit and the Company’s assets and outstanding common stock were released as collateral. There was $30,676 of gross working capital advances under the Commercial Line of Credit outstanding at December 31, 2003.
      Although the Company had not directly utilized proceeds from the Parent Commercial Line of Credit or the Term Note, because it was legally a borrower under the Parent Commercial Line of Credit and the Term Note, and had joint and several legal liability under their terms, the entire obligation included in the Parent’s consolidated financial statements is also reflected in the accompanying stand-alone financial statements for financial reporting purposes for all periods prior to the IPO. In addition, the Company accrued related interest expense on the obligation and unused commitment fees payable under the arrangement through the closing date of the IPO. However, on a stand-alone basis, prior to the IPO, the Company did not have the financial wherewithal, resources or collateral to enter into an asset-based credit facility of this size or nature, nor did the Company comply on a stand-alone basis with the financial covenants as provided for under the agreement. As such, the Company would not have been able to make the required principal and interest payments due on the obligation on a stand-alone basis without reliance upon the Parent to fund such principal and interest payments in an amount and at such times as they become due. Accordingly, for financial reporting purposes, in the Company’s stand-alone financial statements for periods presented prior to the IPO, the Company has recognized a corresponding receivable from the Parent equal to the amount of principal and interest and unused commitment fees payable under the obligation which is reflective of the operative borrowing arrangement with the bank within the Borrowing Group. As debt is repaid by the Parent, the receivable from the Parent and the debt outstanding in the Company’s financial statements are correspondingly reduced. As a result, the outstanding principal and interest due under the Parent Commercial Line of Credit and the Term Note, at

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
any point in time is offset by a corresponding receivable from the Parent on the accompanying Balance Sheet, with equal amounts of interest expense recognized under the obligation and interest income recognized on the receivable from the Parent which are presented separately as interest income and expense in the accompanying Statements of Operations. The amounts recognized as interest expense and interest income were $1,097, $1,476 and $1,329 for 2002, 2003 and 2004, respectively. This financial presentation results in net interest expense of $0 under the Parent Commercial Line of Credit and the Term Note in each of the periods reported which is representative of the repayments of principal and interest being funded by a loan receivable from the Parent for which principal and interest payments match the timing and amount of principal and interest payments due on the Parent Commercial Line of Credit and the Term Note. In the accompanying Statements of Cash Flows, the receivable and the Commercial Line of Credit and the Term Note have been presented as supplemental information in that there was no cash flow activity between the Parent and the Company or between the Company and the Bank since the Parent has borrowed from and repaid the Bank directly (see Note 8).
      In December, 2004, the Company entered into an asset-based line of credit of up to $15,000 with a financial institution, which is secured by substantially all of its assets. The credit facility functions as a working capital line of credit with the Company’s borrowings under the facility limited to a percentage of its inventory and accounts receivable. Outstanding amounts under the facility bear interest initially at the prime rate plus 0.25%. Beginning in 2006, outstanding amounts under the facility will bear interest at rates ranging from the prime rate to the prime rate plus 0.5%, depending on the Company’s financial results. At December 31, 2004, the prime rate was 5.25%. In connection with the line of credit, the Company entered into a cash management arrangement whereby the Company’s operating accounts are swept and used to repay outstanding amounts under the line of credit. The credit facility contains standard terms and conditions customarily found in similar facilities offered to similarly situated borrowers. The credit facility limits the Company’s ability to make acquisitions above pre-defined dollar thresholds, requires the Company to use the proceeds from any future stock issuances to repay outstanding amounts under the facility, and has as its sole financial covenant a minimum tangible net worth requirement. As of December 31, 2004, the Company is in compliance with its sole financial covenant. Borrowing availability is subject to satisfaction of certain standard conditions. Fees under the credit facility include an upfront cash fee, an annual unused line fee of 0.375% of the unused portion of the line and a termination fee ranging from 0.20% to 0.75% depending on the timing of any termination of the facility. The credit facility will mature in March 2007. As of December 31, 2004, the Company had no borrowings under its asset-based line of credit.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

4.	Income Taxes
      The provision for income taxes consists of the following for the years ended December 31:

	2002	2003	2004

Current
Federal	$—	$6	$—
State	27	21	1

	27	27	1
Deferred
Federal	—	(5,376)	(669)
State	—	(523)	(116)

	—	(5,899)	(785)

Net provision (benefit)	$27	$(5,872)	$(784)

      The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes due to the effects of the following:

	2002	2003	2004

Expected taxes at federal statutory tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	6.6	4.6	5.8
Change in valuation allowance	(29.7)	(1,774.8)	—
Other	4.5	2.5	(0.4)

	15.4%	(1,733.7)%	39.4%

      The significant components of deferred tax assets and liabilities are as follows at December 31:

	2003	2004

Net operating loss carryforwards	$4,143	$4,468
Deferred stock-based compensation	—	600
Other temporary differences	218	282

	4,361	5,350
Valuation allowance	—	—

	$4,361	$5,350

      At December 31, 2004, the Company has federal and state net operating loss carry forwards of $12,459 and $252, respectively, which begin to expire in 2019 and 2006, respectively.
      The Company assesses the recoverability of deferred tax assets and the need for a valuation allowance on an ongoing basis. In making this assessment management is required to consider all available positive and negative evidence to determine whether, based on such evidence, it is more likely than not that some portion or all of the net deferred assets will be realized in future periods. This assessment requires significant judgment and estimates involving current and deferred income taxes, tax attributes relating to the interpretation of various tax laws, historical bases of tax attributes associated with certain tangible and intangible assets and limitations surrounding the realization of deferred tax assets. Primarily as a result of cumulative operating losses and the uncertainty surrounding the realization of the deferred tax assets in

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
future years, the Company recorded a full valuation allowance at December 31, 2002 against its otherwise recognizable deferred tax assets.
      During 2003, the valuation allowance of $6,012 was released as a result of the Company’s assessment of both positive and negative evidence with respect to the ability to realize deferred tax benefits. Specifically, management considered current forecasts and projections supporting the future utilization of deferred tax benefits, the Company’s recent earnings history, and the fact that net operating losses of $12,165 at the time were not limited with respect to their utilization and are available over a remaining carryover period of approximately 15-18 years to offset future taxable income. As a result of the above factors, management believes that it is more likely than not that the net deferred tax asset balance at December 31, 2004 will be realized.
      The Company is a member of the Parent’s consolidated group for income tax purposes and files as part of a consolidated federal tax return. The allocation method the Company uses in calculating the tax provision is the separate return method. The differences between tax expense or benefit calculated on a separate return basis and cash paid or received under the legal tax sharing arrangement are treated as equity transactions. During 2003, the Company recorded a dividend of $1,538 to the Parent for the Parent’s utilization of the Company’s net operating losses. During 2003, the Company recorded a capital contribution from the Parent of $10 for state income taxes paid by the Parent on the Company’s behalf. During 2004, the Company recorded a capital contribution from the Parent of $204 to reflect additional net operating losses available to the Company based on the Parent’s actual utilization of net operating losses in its consolidated tax return.
      As discussed in Note 1, the Parent intends to distribute to the Parent’s stockholders the Parent’s remaining equity interest in the Company. If the Company ceases to be a member of the Parent’s consolidated group, net operating loss carryforwards are first utilized on the Parent’s consolidated return and only the amount that is not absorbed by the group in that year is carried forward to the Company’s first separate return year. Accordingly, all or some portion of the Company’s net operating losses may continue to be utilized by the Parent and its subsidiaries, reducing the amount of deferred tax assets available to offset future taxable income with a corresponding reduction of additional paid-in capital.

5.	Commitments and Contingencies

Leases
      The Company subleases office space from its Parent as more fully described in Note 7. Minimum annual rentals under such lease at December 31, 2004 were as follows:

Operating
Leases

2005	$110
2006	142
2007	107
2008	—
Thereafter	—

Total minimum lease payments	$359

      Additional contractual arrangements entered into with Affiliates are described in Note 7.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Legal Proceedings
      The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the amount, and ultimate liability, if any, with respect to such claims and actions will not have any material adverse effect upon the Company’s financial position, results of operations or cash flows. There can be no assurance, however, that such actions will not be material or adversely affect the Company’s business, financial position, results of operations or cash flows.

Other Contingencies
      On July 12, 2004, the Company received correspondence from MercExchange LLC alleging infringement of MercExchange’s U.S. patents relating to e-commerce and offering to license its patent portfolio to the Company. On July 15, 2004, the Company received a follow-up letter from MercExchange specifying which of the Company’s technologies MercExchange believes infringe certain of its patents, alone or in combination with technologies provided by third parties. Some of those patents are currently being litigated by third parties, and the Company is not involved in those proceedings. In addition, three of the four patents identified by MercExchange are under reexamination at the U.S. Patent and Trademark Office, which makes the scope of the claims of those patents uncertain. In the July 15th letter, MercExchange also advised the Company that it has a number of applications pending for additional patents. MercExchange has filed lawsuits alleging infringement of some or all of its patents against third parties, resulting in settlements or verdicts in favor of MercExchange. One such verdict was appealed to the United States Court of Appeals for the Federal Circuit and affirmed in part. Based on the Company’s investigation of this matter to date, management believes that the Company’s current operations do not infringe any valid claims of the patents identified by MercExchange in these letters. There can be no assurance, however, that such claims will not be material or adversely affect the Company’s business, financial position, results of operations or cash flows.

6.	Employee Benefits

401(k) Savings Plan
      The Company’s employees participate in the Parent’s 401(k) Savings Plan which covers substantially all full-time employees who meet the plan’s eligibility requirements. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). During 2002, 2003 and 2004, the Company incurred $2, $4 and $1 respectively, of expenses related to the 401(k) matching component of this plan. The matching component was eliminated effective April 1, 2004.

Stock Option Plans

1999 Plan
      In 1999, the Company adopted the 1999 Stock Incentive Plan (the “1999 Plan”), which provides for the grant of various equity awards, including stock options, restricted stock and stock appreciation rights to employees, directors and consultants of the Company. To date, only stock option awards have been issued under the 1999 Plan. The 1999 Plan is administered by the Compensation and Stock Option Committee of the Board of Directors. Subject to the provisions of the 1999 Plan, the Committee has the authority to select the employees, directors and consultants to whom options are granted and determine the terms of each option, including (i) the number of shares of common stock covered by the award, (ii) when the award becomes exercisable, (iii) the award’s exercise price, which must be at least 100%, with respect to Incentive Stock Options, and at least 85%, with respect to Non-statutory Stock Options, of the fair market

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
value of the common stock as of the date of grant, and (iv) the term of the award (which may not exceed ten years). At December 31, 2003 and 2004, 506,800 and 918,400 options were outstanding, respectively. The Company’s Board of Directors suspended the plan effective September 1, 2004, and accordingly no further shares are available for future grant under the 1999 Plan.
      All non-employee awards have been granted to employees of the Parent. In accordance with the provisions of EITF No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock option awards to employees of the Parent were measured at their fair value at the date of grant and recognized as a dividend to the Parent. The impact of applying EITF 00-23 to non-employee awards was not material. Of the total options outstanding at December 31, 2003 and 2004, 211,400 and 203,000 options were outstanding to employees of the Parent.
      Options to purchase an aggregate of 358,400 shares of the Company’s common stock were outstanding under the 1999 Plan at a weighted average exercise price of $0.34 per share, which have terms that (i) restrict exerciseability based on the earlier of a corporate transaction involving the Company (e.g. a merger or consolidation or disposition of all or substantially all of the Company’s assets) as defined, the Company’s initial public offering or the lapse of a five or seven year period from date of grant, and (ii) for certain awards, provide repurchase rights to the Company at the original exercise price in the event of employee termination, which rights terminate in the event of a corporate transaction or IPO. No options were exercisable prior to the Company’s IPO which was completed on September 1, 2004, and the time-based vesting terms were not deemed substantive as the awards were effectively contingent upon a corporate transaction or the Company’s IPO. Due to such contingency, the Company had deemed the awards to be variable awards under APB 25 as the probability of these contingent events could not be reasonably determined. As a result of the closing of the Company’s IPO on September 1, 2004, at an offering price of $5.80 per share, the Company recognized a compensation charge of $839 based on the intrinsic value of these awards.
      In March 2004, the Company granted an option under its 1999 Stock Incentive Plan (the “1999 Plan”) to purchase 560,000 shares of common stock to its Chief Executive Officer at an exercise price of $6.43 per share. This grant resulted in the recognition of deferred non-cash stock-based compensation of $2,000 based on the estimated deemed fair value of the common stock on the date of grant of $10.00. An aggregate of 25% of the shares of common stock subject to this option vested upon the completion of the Company’s IPO. The remainder of the shares of common stock subject to this option will vest in equal quarterly installments over a three-year period following the Company’s IPO. The Company has recorded a non-cash stock-based compensation charge of $667 for the year ended December 31, 2004 to reflect compensation expense related to the accelerated vesting of shares under this option as a result of its IPO. The Company will amortize the additional non-cash stock-based compensation expense of $1,333 relating to the March 2004 option over the remainder of the three-year vesting period. The Company recognized total compensation expense of $1,506 in connection with all its outstanding options in the year ended December 31, 2004.

2004 Plan
      In 2004, the Company adopted its 2004 Stock Incentive Plan. A total of 6,300,000 shares of the Company’s common stock are reserved for issuance under the Company’s 2004 Stock Incentive Plan, subject to adjustment for a stock split, or any future stock dividend or other similar change in the Company’s common stock or its capital structure. Commencing on the first business day of each calendar year beginning in 2005, the number of shares of stock reserved for issuance under the 2004 Stock Incentive Plan will be increased annually by a number equal to 3% of the total number of shares outstanding as of December 31 of the immediately preceding year or such lesser number of shares as may

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
be determined by the plan administrator. Notwithstanding the foregoing, of the number of shares specified above, the maximum aggregate number of shares available for grant of incentive stock options shall be 6,300,000 shares, subject to adjustment for a stock split, or any future stock dividend or other similar change in the Company’s common stock or capital structure. As of December 31, 2004, under the 2004 stock incentive plan, 433,750 shares were granted, 2,250 shares were cancelled and 5,868,500 shares of common stock remained available for grant, subject to increase in the future as described above.
      The following table summarizes stock option activity under the Company’s Stock Incentive Plans:

	1999 Plan		2004 Plan		Total

		Weighted		Weighted		Weighted
	Number	Average Exercise	Number	Average Exercise	Number	Average Exercise
	Outstanding	Price	Outstanding	Price	Outstanding	Price

Outstanding at December 31, 2002 and 2003	506,800	$0.29	—	$—	506,800	$0.29
Granted	560,000	6.43	433,750	8.99	993,750	7.55
Canceled	(148,400)	0.14	(2,250)	8.93	(150,650)	0.27

Outstanding at December 31, 2004	918,400	$4.05	431,500	$8.99	1,349,900	$5.63

      Of the options outstanding at December 31, 2004, a total of 232,400 options have an exercise price of $0.14 per share and a weighted average remaining contractual life of 4.2 years. A total of 126,000 options have an exercise price of $0.71 per share and a weighted average remaining contractual life of 5.4 years. A total of 650,000 options have an exercise price between $6.40 and $6.43 per share and a weighted average remaining contractual life of 9.3 years. A total of 341,500 options have an exercise price between $8.93 and $17.36 and a weighted average remaining contractual life of 9.8 years.

PC Mall Plan
      In addition to the Company’s 1999 and 2004 Plan, certain employees hold options to purchase shares of PC Mall common stock granted under the PC Mall Stock Option Plan. Under the PC Mall Stock Option Plan, options are generally granted at not less than the fair market value at date of grant, typically vest over a three-to five-year period and expire ten years after the date of grant.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      The following table summarizes stock option activity for the Company’s employees under the PC Mall Plan:

		Weighted
		Average
	Number	Exercise Price

Outstanding at December 31, 2001	56,772	$3.56
Granted	2,275	4.02
Canceled	(1,750)	4.11
Exercised	(130)	1.59

Outstanding at December 31, 2002	57,167	3.57
Granted	—	—
Canceled	(350)	4.96
Exercised	(26,850)	3.79

Outstanding at December 31, 2003	29,967	3.36
Canceled	(6,350)	2.55
Exercised	(4,408)	6.27
Transfers(a)	942	7.48

Outstanding at December 31, 2004	20,151	$3.17

(a)	Represents shares held by employees who transferred to the Company from PC Mall during the period.
      Of the PC Mall options outstanding at December 31, 2002, 2003 and 2004 held by the Company’s employees, options to purchase 29,642, 15,384 and 16,937 shares were exercisable at weighted average prices of $3.56, $3.32 and $3.12 per share, respectively. The following table summarizes information concerning currently outstanding and exercisable stock options:

				Options Exercisable at
	Options Outstanding at December 31, 2004			December 31, 2004

		Weighted	Weighted		Weighted
		Average	Average		Average
	Number	Remaining	Exercise	Number	Exercise
Range of Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

$1.00 - $1.89	3,209	3.56	$1.62	3,037	$1.65
$2.16 - $2.16	10,000	6.72	2.16	7,500	2.16
$2.39 - $4.10	3,292	3.34	2.51	3,125	2.42
$6.31 - $12.65	3,650	5.11	7.92	3,275	7.37

	20,151	5.37	$3.17	16,937	$3.12

      Pro forma information regarding net income (loss) has been discussed in Note 1 to the financial statements, as required by SFAS 123 and SFAS 148.

7.	Transactions with Affiliate
      Since inception, the Affiliate has provided various services such as administration, warehousing and distribution, and use of its facilities to the Company. In consideration for those services, the Affiliate has historically allocated and charged a portion of its overhead costs related to such services to the Company.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
As such, the historical costs and expenses reflected in the Company’s financial statements include an allocation and charge for certain corporate functions historically provided by the Affiliate, including general corporate expenses, administrative costs, employee benefits and incentives, and interest expense. The allocations and charges are based upon several factors including net sales, net cost of goods sold, square footage, systems utilization, headcount, and other factors. These allocations and charges are based on what the Company and the Affiliate consider to be reasonable reflections of the historical utilization levels of these services required in support of the business. In addition, the Company purchased a majority of its products from the Affiliate.
      Direct and allocated costs charged from the Affiliate included in the accompanying statements of operations are as follows:

	Twelve Months Ended December 31,

	2002	2003	2004

Cost of goods sold (including cost of products, shipping and fulfillment)	$67,040	$87,753	$151,873
Selling, general and administrative expenses	2,123	2,040	2,421
Interest expense	461	76	12
      In January 2003, the Company formalized certain agreements with the Affiliate, which provide for substantially the same services and charges (computed on a comparable basis prior to January 2003) that were historically charged to the Company. A summary of the agreements is as follows:

Administrative Services Agreement and Information Technology Systems Usage and Services Agreement
      The Administrative Services Agreement and Information Technology Systems Usage and Services Agreement entered into with the Affiliate provide the Company with certain general and administrative services, including but not limited to, the following:

•	general accounting and finance services;

•	tax services;

•	telecommunications systems and hardware and software systems usage;

•	information technology services and related support services, including maintaining management information and reporting systems and website hosting;

•	human resources administration;

•	record maintenance;

•	credit card processing; and

•	customer database management.
      As consideration for the services provided, the Company paid approximately $1,430, $1,535 and $1,717 in 2002, 2003 and 2004, respectively. These charges, which are generally allocated and charged using a percentage of the Company’s total sales in relation to the Affiliate’s consolidated sales, reflect what the Company and the Affiliate consider to be a reasonable reflection of the historical utilization levels of these services required in support of the Company’s business. These costs were included in Selling, General and Administrative expenses in the Statement of Operations. In addition to the above services, the

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
Company was also allocated and charged a total of $283, $177 and $291 in 2002, 2003 and 2004, respectively, for other general and administrative services in the normal course of business, primarily consisting of employee benefit costs charged to the Affiliate for health, dental and other insurance plans provided to the Company as a subsidiary of the Parent.

Product Sales, Inventory Management and Order Fulfillment Agreement
      The Product Sales, Inventory Management and Order Fulfillment Agreement with the Affiliate provides the Company with product sales, inventory management and order fulfillment services at the same levels as has historically been provided to the Company. Under the agreement, the Affiliate provides the following services to the Company:

•	purchasing services, including purchasing for the Affiliate’s own account and inventory to meet the projected sales requirements;

•	inventory management, including maintaining sufficient facilities, equipment, employees, vendor relationships and technology to meet the Company’s requirements; and

•	order fulfillment, including picking, packing, shipping, tracking and processing returns.
      As consideration for these services, the Company paid approximately $3,633, $5,726 and $9,251 in 2002, 2003 and 2004, respectively. The charges include a fulfillment charge per shipment, shipping expenses at cost, restocking fees for returned products, inventory management fees and other costs. These costs were included in the Company’s Cost of Goods Sold on the Statements of Operations.
      The Company purchased the majority of its products sold in all periods presented from the Affiliate. Title and risk of loss pass to the Company at the time of shipment. In 2002, 2003 and 2004, the Affiliate charged the Company $63,407, $82,027 and $142,622 for products shipped by the Affiliate, net of discounts, market development funds and co-op advertising dollars allocated and credited to the Company for such purchases.

Sublease Agreement
      In January 2003, the Company entered into a Sublease Agreement with the Parent for approximately 7,800 square feet of office space located at the Parent’s corporate headquarters in Torrance, California. As a result of the Master Separation and Distribution Agreement between PC Mall and the Company, effective September 1, 2004, the Sublease Agreement was amended. The Company subleases approximately 10,000 square feet of office space at December 31, 2004. The Company currently pays monthly rent and is responsible for its proportionate share of all common area maintenance, including but not limited to amortization of leasehold improvements, real estate taxes, utilities and other operating expenses. In 2002, 2003 and 2004, the Company paid $410, $328 and $413 respectively, related to the use of office space. Such costs were included in the Company’s Selling, General and Administrative expenses on the Statements of Operations. The agreement provides for rent changes commensurate with the amount of space the Company may occupy from time to time, and terminates in September 2007.

Other Related Party Matters
      In 2003, the Company’s Parent made a capital contribution of $18,000 to the Company, which was recorded as Additional Paid-in Capital. The capital contribution was used to repay the cumulative advances to the Company from the Parent at that time of $15,457, and the difference of $2,543 was

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
returned back to the Parent, resulting in a Capital contribution due from Parent, a contra-equity account on the Company’s Balance Sheet. At December 31, 2003 and 2004, the Company had a balance due from Affiliates of $991 and $813, which represents amounts received by the Affiliate on the Company’s behalf, in excess of purchases made and overhead costs the Company incurred from the Affiliate.
      Interest expense was charged to the Company by the Affiliate during periods when the Company owed balances due to the Affiliate. However, no interest income was recorded during periods when the Company had net balances due from the Affiliate. Interest expense was calculated using the prime rate in effect at that time multiplied by the cumulative balance due to the Affiliate, net of an amount equal to approximately one month’s inventory purchases (to approximate standard vendor terms).
      In 2002, the Company did not maintain separate accounts payable, and all activities were performed and paid by the Affiliate. As such, balances the Company owed for trade payables are included in Advances from Affiliate. In 2003, the Company established a disbursement account and maintained separate accounts payable balances with third-party vendors.

8.	Supplemental Disclosure of Non-Cash Financing Activities

	Twelve Months Ended December 31,

	2002	2003	2004

Net borrowings (repayments) under line of credit	$10,947	$8,260	$(30,676)
Decrease (increase) in Receivable from the Parent	(10,947)	(8,260)	30,676
      In connection with the Company’s initial public offering, the Company paid a dividend of $2,543 to the Affiliate through a settlement of the capital contribution due from the Affiliate outstanding at completion of the initial public offering.

9.	Subsequent Events
      On January 14, 2005, the Company entered into a lease with Teachers Insurance and Annuity Association of America for approximately 163,632 of rentable square feet in a facility located in Memphis, Tennessee, in order to provide the Company’s own inventory management and order fulfillment operations which are currently provided by PC Mall. The initial term of the lease is 70 months. Upon the expiration of the initial term, the Company has an option to renew the lease for a period of 5 years. The renewal option will be subject to all of the terms and conditions contained in the lease, except that the rent during the renewal term will be determined on the basis of the market rent, as such term is defined in the lease.
      The equipment installation and office space configuration are currently under construction. The landlord has provided the Company with a construction allowance of $369.
      Under the terms of the agreement, the Company’s initial monthly base rent is approximately $22 per month, which will increase periodically over the term of the lease to approximately $39. If the Company satisfies all of the initial terms and conditions of the lease, the Company is not required to pay the monthly base rent for the first two months of the lease. The total minimum rental amount under the lease is approximately $2,484 for the initial term. In addition to the monthly base rent, the Company is required to pay for all of the Company’s utilities and operating costs based on the Company’s proportionate share of all of the operating costs for the premises, but in no event will such costs increase by more than 7% per year in the aggregate over the lease term.

eCOST.com, Inc.
(A SUBSIDIARY OF PC MALL, INC.)
NOTES TO FINANCIAL STATEMENTS — (Continued)
      Upon execution of the lease in January 2005, the Company provided the landlord with a letter of credit in the amount of $200 to secure the payment obligations under the lease. The Company is required to keep the letter of credit in effect or replace it with a letter of credit with the same terms until 30 days after the expiration of the term of the lease. The amount of the letter of credit will be reduced periodically over the term of the lease.
      In January 2005, the Company granted an option to purchase 250,000 shares of common stock to its Chief Financial Officer at fair value on the date of grant of $12.15.
      On March 17, 2005, the Company and PC Mall amended the Administrative and Services Agreement to reduce the scope of services and corresponding monthly fees for such services from approximately $100 to $19, to be effective at the date of spin-off.
      On March 18, 2005, the Parent announced its plan to distribute all of its 14,000 shares of common stock in the Company, equivalent to 80.2% of the Company’s outstanding common stock, by way of a special dividend to its stockholders. This is expected to be effective on April 11, 2005.

SCHEDULE I
PFSWEB, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS — PARENT COMPANY ONLY

	December 31,	December 31,
	2004	2003

	(In thousands)
ASSETS:
Cash and cash equivalents	$—	$—
Receivable from Priority Fulfillment Services, Inc.	4,771	4,296
Investment in subsidiaries	25,155	24,121

Total assets	$29,926	$28,417

LIABILITIES:
Total liabilities	$—	$—

SHAREHOLDERS’ EQUITY:
Preferred stock	—	—
Common stock	22	21
Additional paid-in capital	56,645	56,156
Accumulated deficit	(29,077)	(29,303)
Accumulated other comprehensive income	2,421	1,628
Treasury stock	(85)	(85)

Total shareholders’ equity	29,926	28,417

Total liabilities and shareholders’ equity	$29,926	$28,417

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes.

SCHEDULE I
PFSWEB, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF OPERATIONS — PARENT COMPANY ONLY
For the Years Ended December 31

	2004	2003	2002

	(In thousands)
EQUITY IN NET INCOME OF UNCONSOLIDATED SUBSIDIARY	$—	$—	$1,163
EQUITY IN NET INCOME (LOSS) OF CONSOLIDATED SUBSIDIARIES	226	(3,746)	(12,563)

NET INCOME (LOSS)	$226	$(3,746)	$(11,400)

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes.

SCHEDULE I
PFSWEB, INC. AND SUBSIDIARIES
CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS — PARENT COMPANY ONLY
For the Years Ended December 31

	2004	2003	2002

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$226	$(3,746)	$(11,400)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in net income of unconsolidated subsidiary	—	—	(1,163)
Equity in net (income) loss of consolidated subsidiaries	(226)	3,746	12,563

Net cash provided by operating activities	—	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from issuance of common stock	475	4,059	124
Increase in receivable from Priority Fulfillment Services, Inc.	(475)	(4,081)	(124)

Net cash used in financing activities	—	(22)	—

NET DECREASE IN CASH	—	(22)	—
CASH AND CASH EQUIVALENTS, beginning of period	—	22	22

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$22

The condensed financial statements should be read in conjunction with the consolidated financial statements and notes.

SCHEDULE II
PFSWEB, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31

		Additions

	Balance at	Charges to	Charges to		Balance at
	Beginning	Cost and	Other		End of
	of Period	Expenses	Accounts	Deductions	Period

		(Amounts in thousands)
Year Ended December 31, 2002:
Allowance for doubtful accounts	$254	38	152	(33)	$411
Allowance for slow moving inventory	$—	10	132	—	$142
Income tax valuation allowance	$5,429	4,224	554	—	$10,207
Year Ended December 31, 2003:
Allowance for doubtful accounts	$411	351	—	(423)	$339
Allowance for slow moving inventory	$142	1,984	—	(812)	$1,314
Income tax valuation allowance	$10,207	1,197	—	—	$11,404
Year Ended December 31, 2004:
Allowance for doubtful accounts	$339	289	—	(124)	$504
Allowance for slow moving inventory	$1,314	1,204	—	(45)	$2,473
Income tax valuation allowance	$11,404	821	—	—	$12,225

SCHEDULE II
eCOST.com, Inc.
Valuation and Qualifying Accounts
For the years ended December 31, 2002, 2003 and 2004

	Balance at	Additions
	Beginning	Charged to	Deductions	Balance at
	of Year	Operations	from Reserves	End of Year

Allowance for doubtful accounts for the year ended:
December 31, 2002	$—	$51	$(19)	$32
December 31, 2003	32	32	(14)	50
December 31, 2004	50	170	(21)	199
Deferred tax asset valuation allowance for the year ended:
December 31, 2002	6,063	—	(51)	6,012
December 31, 2003(a)	6,012	—	(6,012)	—
December 31, 2004	—	—	—	—
Sales returns reserve:
December 31, 2002	213	2,961	(2,845)	329
December 31, 2003	329	3,464	(3,404)	389
December 31, 2004	389	5,265	(5,142)	512

(a)	Reversal of valuation allowance for net deferred tax asset in 2003.

Annex A
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
PFSWEB, INC.,
RED DOG ACQUISITION CORP.
AND
eCOST.COM, INC.
DATED AS OF
NOVEMBER 29, 2005

A-i

A-ii

A-iii

      AGREEMENT AND PLAN OF MERGER, dated as of November 29, 2005 (this “Agreement”), by and among PFSweb, Inc., a Delaware corporation (“Parent”), Red Dog Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and eCost.com, Inc., a Delaware corporation (the “Company”).
      WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);
      WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Merger Sub;
      WHEREAS, for federal income Tax purposes, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and
      WHEREAS, a stockholder of the Company has executed and delivered to Parent a voting agreement (the “Company Voting Agreement”) as an inducement to Parent to enter into this Agreement;
      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:
Article I
The Merger
      Section 1.1     The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub, at the Effective Time, shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and shall be a wholly owned subsidiary of Parent.
      Section 1.2     Closing. The closing of the Merger (the “Closing”) shall take place as promptly as practicable, but in no event later than the first business day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VI, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Parent, 500 North Central Expressway, Plano, Texas 75074, unless another place is agreed to in writing by the parties hereto. As soon as practicable on or after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is agreed to in writing by the parties hereto and is specified in such filing, such specified date and time, being the “Effective Time”).
      Section 1.3     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.

      Section 1.4     Certificate of Incorporation; Bylaws. At the Effective Time, (a) the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to contain the provisions set forth in the Certificate of Incorporation of Merger Sub and (b) the Bylaws of the Surviving Corporation shall be amended in their entirety to contain the provisions set forth in the Bylaws of Merger Sub, each as in effect immediately prior to the Effective Time, and in each case until thereafter changed or amended as provided therein or pursuant to applicable Law.
      Section 1.5     Directors and Officers of Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The initial officers of the Surviving Corporation shall be the officers of Merger Sub, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.
Article II
Conversion of Securities; Exchange of Certificates
      Section 2.1     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion Generally. Each share of common stock, par value $.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b)), shall be converted, subject to Section 2.2(e), into the right to receive one (1) share (the “Exchange Ratio”) of common stock, par value $.001 per share, of Parent (“Parent Common Stock”), together with the associated Parent Rights (unless the context otherwise requires, all references to Parent Common Stock shall include the associated Parent Rights). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Common Stock was converted in the Merger. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2, without interest. No fractional share of Parent Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.2(e) hereof.

(b) Cancellation of Certain Shares. Each share of Company Common Stock held by Parent, Merger Sub, any wholly-owned subsidiary of Parent or Merger Sub, in the treasury of the Company or by any wholly-owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(c) Merger Sub. Each share of common stock, par value $.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Change in Shares. If between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar event or transaction, the Exchange Ratio shall be equitably adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar event or transaction.

      Section 2.2     Exchange of Certificates.
      (a) Exchange Agent. As of the Effective Time, Parent shall irrevocably deposit, or shall cause to be deposited, with Mellon Investor Services, LLC or another bank or trust company mutually agreeable to Parent and the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II through the Exchange Agent, certificates representing the shares of Parent Common Stock issuable pursuant to Section 2.1 and cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 2.2(e) (such certificates for shares of Parent Common Stock, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Parent Common Stock contemplated to be issued pursuant to Section 2.1 and the cash contemplated to be issued pursuant to Section 2.2(e) out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.
      (b) Exchange Procedures. Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a letter of transmittal reasonably acceptable to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in reasonable and customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive in respect of the shares of Company Common Stock formerly represented by such Certificate, cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence reasonably satisfactory that any applicable stock transfer Taxes, if any, have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c).
      (c) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.
      (d) Further Rights in Company Common Stock. All shares of Parent Common Stock issued upon conversion of the shares of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c) or Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock.
      (e) Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Parent. In lieu of any fractional shares of Parent Common Stock that would otherwise be issued, each stockholder that would have been entitled to receive a fractional share of Parent Common Stock shall, upon proper surrender of the Certificates, receive a cash payment equal to such fraction multiplied by the average closing price of one share of Parent Common Stock as reported on the Exchange for the five (5) trading days ending on and including the second trading day preceding the Effective Time.
      (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock for nine (9) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Common Stock who have not theretofore complied with this Article II shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.2(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.
      (g) No Liability. None of Parent, the Surviving Corporation or the Company shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.
      (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.
      (i) Withholding. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold under applicable Law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.
      (j) Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company.
      Section 2.3     Appraisal Rights. Pursuant to Section 262(b) of the DGCL, the holders of shares of Company Common Stock shall not be entitled to appraisal rights as a result of the Merger.

      Section 2.4     Stock Options. Prior to the Effective Time, the Board of Directors of the Company (the “Company Board”) (or, if appropriate, any committee thereof) shall take all actions necessary and appropriate to provide that, at the Effective Time, all unexercised and unexpired options to purchase Company Common Stock (“Company Options”) then outstanding, under the Company 2004 Stock Incentive Plan or the Company 1999 Stock Incentive Plan (the “Company Stock Option Plans”), whether or not then exercisable, shall be cancelled and terminated without consideration therefore. No Company Options shall be assumed by Parent.
Article III
Representations and Warranties of the Company
      Except as set forth in a disclosure memorandum delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Memorandum”), which identifies exceptions by specific Section references (provided, that any matter disclosed in any section of the Company Disclosure Memorandum shall be considered disclosed for other sections of the Company Disclosure Memorandum, but only to the extent such matter on its face would be reasonably expected to be pertinent to a particular section of the Company Disclosure Memorandum in light of the disclosure made in such section), the Company hereby represents and warrants to Parent as follows:
      Section 3.1     Organization and Qualification; Subsidiaries. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. The Company and each of its Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except for such powers, authorities and approvals that would not, individually or in the aggregate, have a Material Adverse Effect. The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. Section 3.1 of the Company Disclosure Memorandum sets forth a true and complete list of all of the Subsidiaries of the Company and their respective jurisdiction of organization or incorporation. Except as set forth in Section 3.1 of the Company Disclosure Memorandum, none of the Company or any of its Subsidiaries holds an Equity Interest in any other person.
      Section 3.2     Certificate of Incorporation and Bylaws; Corporate Books and Records. The copies of the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Company Certificate”), and Amended and Restated Bylaws, as amended (the “Company Bylaws”), that are listed as exhibits to the Company’s Form 10-K filed with the SEC for the fiscal year ended December 31, 2004 are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Certificate or the Company Bylaws. True and complete copies of all minute books of the Company have been made available by the Company to Parent. The Company has made available to Parent true, correct and complete copies of the certificate of incorporation, bylaws, other organizational or charter documents and by laws of each Subsidiary of the Company.
      Section 3.3     Capitalization.
      (a) The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $.001 per share, of the Company (“Company Preferred Stock”). As of November 21, 2005, (i) 17,755,202 shares of Company Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) no shares of Company Common Stock were held in the treasury of the Company, and (iii) 4,354,000 shares of Company Common Stock were issuable (and such number was reserved for issuance) upon exercise of Company Options outstanding as of such date.

As of such date, no shares of Company Preferred Stock were issued or outstanding. All capital stock or other equity securities of the Company have been issued in compliance with applicable federal and state securities laws.
      (b) Except for Company Options to purchase not more than 4,354,000 shares of Company Common Stock, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. All issued and outstanding Company Options were issued under, and pursuant to the terms of, the Company Stock Option Plans. Since November 21, 2005, neither the Company nor any of its Subsidiaries has issued any shares of its capital stock, or securities convertible into or exchangeable for such capital stock or other Equity Interests, other than those shares of capital stock reserved for issuance as set forth in this Section 3.3 or Section 3.3 of the Company Disclosure Memorandum. The Company has provided Parent with a true and complete list, as of the date hereof, of the prices at which outstanding Company Options may be exercised under the Company Stock Option Plans, the number of Company Options outstanding at each such price and the vesting schedule of the Company Options. All shares of Company Common Stock subject to issuance under the Company Options, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.
      (c) Except for the Company Voting Agreement and as set forth in Section 3.3 of the Company Disclosure Memorandum, there are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Company Common Stock or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries. Except as set forth in Section 3.3 of the Company Disclosure Memorandum, each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or another of its Subsidiaries, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or such other of its Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any of its Subsidiaries any other person, other than guarantees by the Company or any of its Subsidiaries of any indebtedness or other obligations of the Company or other Subsidiary.
      (d) The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. The Company has not adopted a stockholder rights plan.
      (e) Except as set forth in Section 3.3 of the Company Disclosure Memorandum, none of the Merger or other transactions contemplated hereby will result in an acceleration of vesting, or modification of vesting terms, with respect to any Company Options.
      Section 3.4     Authority.
      (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than as provided in Section 3.20. This Agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
      (b) The Company Board, by resolutions duly adopted by unanimous vote of the directors present at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Company Board Approval”), has duly (i) declared that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, (ii) approved and adopted this Agreement and (iii) resolved to recommend (subject to Section 5.3(a)) that the stockholders of the Company approve and adopt this Agreement and the transactions contemplated by this Agreement, including the Merger, and directed that this Agreement be submitted for consideration by the Company’s stockholders in accordance with this Agreement. The Company Board Approval constitutes approval of this Agreement as required under any applicable state takeover Law and no such state takeover Law is applicable to the Merger or the other transactions contemplated hereby, including, without limitation, the restrictions on business combinations contained in Section 203 of the DGCL.
      Section 3.5     No Conflict; Required Filings and Consents.
      (a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) (assuming the Company Stockholder Approval is obtained) conflict with or violate any provision of the Company Certificate or Company Bylaws or any equivalent organizational documents of any of its Subsidiaries, (ii) (assuming that all consents, approvals, authorizations and permits described in Section 3.5(b) have been obtained and all filings and notifications described in Section 3.5(b) have been made and any waiting periods thereunder have terminated or expired) conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any of its Subsidiaries pursuant to, any Contract, Company Permit or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, approvals, breaches, losses, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect.
      (b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (i) under the Exchange Act, the Securities Act, applicable Blue Sky Law, and the filing and recordation of the Certificate of Merger as required by the DGCL, (ii) for such consents, approvals, authorizations, permits and filings and notifications set forth in Section 3.5(b) of the Company Disclosure Memorandum and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect.
      Section 3.6     Permits; Compliance With Law. The Company and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for the Company and its Subsidiaries to own, lease and operate its properties or to carry on its respective businesses substantially in the manner described in the Company SEC Filings filed prior to the date hereof and substantially as it is being conducted as of the date hereof (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Company Permits would not, individually or in the aggregate, have a Material Adverse Effect. None of the Company nor any of its Subsidiaries is in conflict with, or in default or violation of, (a) any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (b) any Company Permits, except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.
      Section 3.7     SEC Filings; Financial Statements.
      (a) The Company has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be (collectively, the “Company SEC Filings”). Each Company SEC Filing (i) as of the time it was filed, complied or, if filed subsequent to the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed, or, if filed subsequent to the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Filings was, or will be, prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented, or will present, fairly the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, have a Material Adverse Effect).
      (c) The books, records and accounts of the Company (i) are in all material respects true and correct, (ii) have been and are being maintained in accordance with reasonable business practices and customary internal controls procedures on a basis consistent with prior years, and (iii) accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (2) to maintain accountability for assets; and (iii) the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      (d) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2005 included in the Company’s Form 10-Q for the period ended September 30, 2005 or the notes thereto (the “Company Balance Sheet”), none of the Company nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2005 that would not, individually or in the aggregate, have a Material Adverse Effect.
      (e) Each required form, report and document containing financial statements that the Company has filed with or furnished to the SEC was accompanied by the certifications then required to be filed or furnished by the Company’s Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated under such Act or the Exchange Act (collectively, the “Sarbanes-Oxley Act”), and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act,

(ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. As of the date of this Agreement, neither the Company nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. The Company’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable the Company to comply with, and the appropriate officers of the Company to make all certifications required under, the Sarbanes-Oxley Act. Neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company has received any written complaint, assertion or claim alleging that the Company has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f) and Rule 15a-15(f)).
      (f) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.
      Section 3.8     Brokers. No broker, finder or investment banker (other than the Company Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has heretofore made available to Parent a true and complete copy of all agreements between the Company and the Company Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger or any other transaction contemplated by this Agreement.
      Section 3.9     Absence of Certain Changes or Events. Since September 30, 2005, except as specifically contemplated by, or as disclosed in, this Agreement or Section 3.9 of the Company Disclosure Memorandum, the Company and each of its Subsidiaries has conducted its businesses in the ordinary course consistent with past practice and, since such date there has not been any:

(a) Material Adverse Effect or an event or development that would, individually or in the aggregate, have a Material Adverse Effect;

(b) amendment to, or change in, the Company Certificate or Company Bylaws;

(c) incurrence, creation or assumption by the Company or any of its Subsidiaries of (i) any mortgage, deed of trust, security interest, pledge, title retention device or collateral assignment, (ii) any claim, lien, charge, restriction or other encumbrance of any kind on any of the assets or properties of the Company or any of its Subsidiaries other than obligations or liabilities incurred in the ordinary course of their respective business, including those related to letters of credit or (iii) any indebtedness for borrowed money to purchase inventory or other indebtedness for borrowed money in excess of $50,000;

(d) offer, issuance or sale of any debt or equity securities of the Company, or any options, warrants or other rights to acquire from the Company, directly or indirectly, any debt or equity securities of the Company (other than pursuant to the exercise of outstanding Company Options in accordance with the terms thereof);

(e) payment or discharge by the Company or any of its Subsidiaries of any security interest, lien, or encumbrance of any kind on any asset or property of the Company or any of its Subsidiaries, or the payment or discharge of any liability other than in the ordinary course of its business;

(f) purchase, license, sale, assignment or other disposition or transfer (or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer) of any of the assets, properties or goodwill of the Company or any of its Subsidiaries other than in the ordinary course of its business;

(g) damage, destruction or loss of any property or asset, whether or not covered by insurance, having (or likely with the passage of time to have) a Material Adverse Effect;

(h) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the capital stock of the Company, any split, combination or recapitalization of the capital stock of the Company or any direct or indirect redemption, purchase or other acquisition of any capital stock of the Company or any change in any rights, preferences, privileges or restrictions of any outstanding security of the Company;

(i) material increase in the compensation payable or to become payable to any (i) of the officers or directors of the Company or (ii) employees of the Company, except in connection with normal employee salary or performance reviews and in the ordinary course of the Company’s business or as required under the plans of any Company Benefit Plan or applicable Law;

(j) making by the Company of any loan, advance or capital contribution to, or any investment in, any officer, director or shareholder of the Company or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(k) entering into, material amendment of, relinquishment, termination or non-renewal by the Company of any material Contract, other than in the ordinary course of its business;

(l) assertion by any customer(s) of the Company of any complaint regarding the Company’s services or products which has a reasonable factual basis and, if substantiated, is reasonably likely to have a Material Adverse Effect;

(m) material change in the policies under which the Company extends discounts, credits or warranties to customers or otherwise deals with its customers;

(n) entering into by the Company of any transaction, Contract or agreement that by its terms requires or contemplates a current and/or future financial commitment, expense or obligation on the part of the Company involving in excess of $100,000, other than in the ordinary course of the Company’s business;

(o) any license, transfer or grant of a right under any Company Material Intellectual Property, other than in the ordinary course of the Company’s business;

(p) any agreement made by the Company to provide exclusive services to any person or not to engage in any business activity.
      Section 3.10     Employee Benefit Plans.
      (a) Section 3.10(a) of the Company Disclosure Memorandum sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing material compensation or other material benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Company, which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any material obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, profit-sharing, severance, termination, retention, change in control, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Company Benefit Plan”). Neither the Company, nor to the knowledge of the Company, any other person or entity, has made any commitment to establish, modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Law. With respect to each Company Benefit Plan, except as set forth in Section 3.10 of the Company Disclosure Memorandum, the Company has delivered or made available to Parent true, correct and complete copies, if applicable, of (i) each Company Benefit Plan (or, if not written, a written summary of its material terms), including without limitation all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all current summary plan descriptions and amendments thereto, including any current summary of material modifications, (iii) the annual reports (Form 5500 series) for the two most recent year filed or required to be filed with the IRS with respect to such Company Benefit Plan, (iv) the two most recent actuarial reports or other financial statements relating to such Company Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, and (vii) all filings made with any Governmental Entity, including but not limited to any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program, within the current or prior two calendar years.
      (b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent balance sheet filed or incorporated by reference in the Company SEC Filings prior to the date of this Agreement. With respect to the Company Benefit Plans, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.
      (c) Except as set forth in Section 3.10(c) of the Company Disclosure Memorandum: (i) each Company Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(6) of the Code has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Company Benefit Plan has not yet expired, and each trust established in connection with any Company Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and, to the Company’s knowledge, no fact or event has occurred that has adversely affected or could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (ii) to the Company’s knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in liability to the Company or any of its Subsidiaries , (iii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan or an administrator or fiduciary thereof, including any audit or inquiry by the IRS, United States Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental agency (other than routine benefits claims), (iv) no Company Benefit Plan is a multiple employer pension plan (within the meaning of Section 413(c) of the Code (“Multiple Employer Plan”), a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and none of the Company or any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiple Employer Plan, a Multiemployer Plan or other pension plan subject to Title IV of ERISA, (v) no material liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder, (vi) none of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (vii) neither the Company nor any ERISA Affiliate has any liability under ERISA Section 502, (viii) all Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all required notices and disclosures have been timely provided to Company Benefit Plan participants, and (ix) all contributions and payments to each Company Benefit Plan are deductible under Code sections 162 or 404.
      (d) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise)

will (i) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries or any group of such employees, consultants or directors to any payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit, other than the Company Options; (iv) result in any “parachute payment” under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (v) cause any compensation to fail to be deductible under Section 162(m) of the Code, or any other provision of the Code or any similar foreign law or regulation.
      (e) Except as required by Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person and there has been no communication to any current or former employee, consultant or director of the Company or any subsidiary of the Company that would reasonably be expected to promise or guarantee any such benefits on any ongoing basis: medical, disability or life insurance benefits. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Company and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.
      (f) The Company does not maintain, sponsor, contribute or have any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.
      (g) Section 3.10(g) of the Company Disclosure Memorandum sets forth any and all indebtedness in excess of twenty-five thousand U.S. dollars (US$25,000) owed by any current or former employee, consultant or director of the Company or any Subsidiary of the Company to any such entity, other than travel advances and similar amounts arising in the ordinary course of business and consistent with past practice and the Company policies and procedures.
      Section 3.11     Labor and Other Employment Matters.
      (a) The Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect. None of the Company or any of its Subsidiaries is a party to any collective-bargaining agreement or other labor union contract applicable to persons employed by the Company. No labor unions or other organizations are representing, purporting to represent or attempting to represent any employees of the Company or any of its Subsidiaries and no collective-bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries. There is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened, nor has there been any such incident during the past three years. To the Company’s knowledge, the Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. To the Company’s knowledge, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.
      (b) The Company has identified in Section 3.11(b) of the Company Disclosure Memorandum and, if written, has made available to Parent true and complete copies of all plans, programs, agreements and other arrangements of the Company with or relating to its directors, officers, employees or consultants that contain change-in-control provisions. As of the date of this Agreement, no individual who is a party to an employment agreement listed in Section 3.10(a) of the Company Disclosure Memorandum or any

agreement containing change-in-control provisions has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could reasonably be expected to give, rise to a severance obligation on the part of the Company under such agreement.
      (c) Neither the Company nor any of its Subsidiaries has violated any Law regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, except for any violations which do not have, and would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
      (d) There are no material liabilities, whether contingent or absolute, of the Company or any of its Subsidiaries relating to workers’ compensation benefits that are not fully insured against by a bona fide third-party insurance carrier and all premiums required to be paid to date under such insurance policy or fund have been paid.
      Section 3.12     Tax Treatment. None of the Company, any of its Subsidiaries or any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. The Company is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
      Section 3.13     Contracts. Except for those Contracts already disclosed on Schedule 3.10(a), which shall be incorporated by reference into Schedule 3.13, Schedule 3.13 to the Company Disclosure Memorandum sets forth a list of each of the following Contracts to which the Company or any of its Subsidiaries is a party or to which any of their respective assets or properties is bound (the “Company Material Contracts”). The Company has delivered or made available to Parent a true, complete and correct copy of each Company Material Contract:

(a) any website hosting, website linking, content or data sharing, data feed, information exchange, advertising, distribution, fee sharing, lead or customer referral, commerce, co-branding, framing, service, order or transaction processing or similar agreement relating to any aspect or element of the Company Website;

(b) any distributor, OEM (Original Equipment Manufacturer), VAR (Value Added Reseller), sales representative or similar agreement under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for, any product, services or technology of the Company or any of its Subsidiaries;

(c) any continuing Contract for the future purchase, sale, license, provision or manufacture of products, material, supplies, equipment or services requiring payment to or from the Company or any of its Subsidiaries in an amount in excess of $250,000 per annum;

(d) any Contract or commitment in which the Company or any of its Subsidiaries has granted or received most favored customer pricing provisions or exclusive marketing or on-line distribution rights relating to any product or service, group of products or services, market or geographic territory;

(e) any Contract providing for the development of software, website content or other technology or intellectual property for the Company or any of its Subsidiaries, or the license of any software, website content or other technology or intellectual property to the Company or any of its Subsidiaries, which software, website content or other technology or intellectual property is material to the Company and used or incorporated (or is contemplated by the Company to be used or incorporated) (i) in connection with any aspect or element of the Company Website; (ii) in any product currently sold, licensed, leased, distributed or marketed by the Company or any of its Subsidiaries or (iii) to provide any service currently provided or marketed by the Company or any of its Subsidiaries (other than off-the-shelf software generally available to the public at retail);

(f) any joint venture or partnership contract or agreement or other agreement which has involved or is reasonably expected to involve a sharing of profits, expenses or losses with any other party;

(g) any Contract or commitment for or relating to the employment of any officer, employee or consultant of the Company or any other type of contract or understanding with any officer, employee or consultant of the Company that is not immediately terminable by the Company without cost or other liability;

(h) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board;

(i) any lease or other agreement under which the Company is lessee of or holds or operates any items of tangible personal property or real property owned by any third party and under which payments to such third party exceed $50,000 per annum;

(j) any agreement or arrangement for the sale, licensing or leasing of any assets, properties, products, services or rights having a value in excess of $50,000 other than sale of inventory in the ordinary course of the Company’s business;

(k) any agreement that restricts the Company from engaging in any aspect of its business, from participating or competing in any line of business or market or that restricts the Company from engaging in any business in any market or geographic area;

(l) any instrument, Contract, license or other agreement governing any the Company Material Intellectual Property;

(m) any agreement relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of capital stock or other securities of the Company or any options, warrants or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor;

(n) consulting or similar agreement under which the Company provides any advice or services to a third party for an annual compensation to the Company of $100,000 per year or more, other than in the ordinary course of the Company’s business;

(o) any Contract with or commitment to any labor union;

(p) any Contract or arrangement under which the Company has made any commitment to develop any website content, software or new technology, to deliver any software currently under development or to enhance or customize any software;

(q) any consulting, development or similar agreement under which the Company currently provides or will provide any custom software development, training, documentation, personnel placements, advice, consulting service or other products or services to a customer of the Company;

(r) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(s) any agreement, Contract, commitment or instrument (the “PC Mall Contracts”) between the Company and PC Mall, Inc. or any Subsidiary or affiliate thereof (“PC Mall”); and

(t) any Contract which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement.
      Except as set forth in Section 3.13 of the Company Disclosure Memorandum and except as would not, individually or in the aggregate, have a Material Adverse Effect, each Company Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Company’s knowledge, each other party thereto, and in full force and effect, and the Company and each of its

Subsidiaries has in all respects performed all obligations required to be performed by it to the date hereof under each Company Material Contract and, to the Company’s knowledge, each other party to each Company Material Contract has in all respects performed all obligations required to be performed by it under such Company Material Contract. None of the Company or any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Company Material Contract.
      Except for the PC Mall Contracts, the Company has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), including any indemnification obligation, to or for the benefit of PC Mall.
      In connection with the execution and delivery of this Agreement by the Company and the consummation of the Merger and other transactions contemplated herein, PC Mall has executed a conditional waiver and consent in the form which the Company has previously provided to the Parent.
      Section 3.14     Litigation. Except as and to the extent disclosed in the Company SEC Filings, including the notes thereto, filed prior to the date of this Agreement, or as set forth in Section 3.14 of the Company Disclosure Memorandum or as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is obligated to indemnify a third party and (b) neither the Company nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.
      Section 3.15     Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (ii) holds or has applied for all Environmental Permits necessary to conduct its current operations, and (iii) is in compliance with its Environmental Permits.

(b) None of the Company or any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to (A) compliance with Environmental Laws or Environmental Permits or (B) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of the Company, threatened with respect thereto, or (ii) is not an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d) None of the real property owned or leased by the Company or any of its Subsidiaries is, to the knowledge of the Company, listed or proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) To the knowledge of the Company, there are no past or present conditions, circumstances, or facts that may (i) interfere with or prevent continued compliance by the Company or any of its Subsidiaries with Environmental Laws and the requirements of Environmental Permits, (ii) give rise to any liability or other obligation under any Environmental Laws, or (iii) form the basis of any claim, action, suit, proceeding, or investigation against or involving the Company or any of its Subsidiaries based on or related to any Environmental Law.

      Section 3.16     Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company owns or has the right to use, whether through ownership, licensing or otherwise, all Intellectual Property necessary for or used in the operation of the businesses of the Company and each of its Subsidiaries as such businesses are conducted on the date hereof, including without limitation, the operation of the Company Website (“Company Material Intellectual Property”). Except as set forth in Section 3.16 of the Company Disclosure Memorandum or except as would not, individually or in the aggregate, have a Material Adverse Effect: (a) no written claim has been received by the Company or any of its Subsidiaries challenging the ownership, legality, use, validity or enforceability of any Company Material Intellectual Property and no such Company Material Intellectual Property is currently the subject of any pending or, to the Company’s knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding to which the Company or any of its Subsidiaries is a party; (b) no person has given notice to the Company or any of its Subsidiaries that the use of any Company Material Intellectual Property by the Company or any licensee is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that the Company or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; (c) the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement concerning any Company Material Intellectual Property and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Company Material Intellectual Property; (d) the Company has the right to require the inventor or author of any Company Material Intellectual Property which constitutes an application for registration, including, but not limited to, all patent applications, trademark applications, service mark applications, copyright applications and mask work applications, to transfer ownership, including all right, title and interest in and to (including any moral rights), to the Company of the application and of the registration once it issues; (e) to the Company’s knowledge, no third party has interfered with, infringed upon, misappropriated, or used without authorization any Company Material Intellectual Property, and no employee or former employee of the Company has interfered with, infringed upon, misappropriated, used without authorization, or otherwise come into conflict with any Company Material Intellectual Property; (f) the Company has taken all reasonable action to maintain and protect each item of Company Material Intellectual Property; (g) to its knowledge, the Company has the right to use all of the Company Material Intellectual Property in all jurisdictions in which the Company currently conducts business; and (h) neither the marketing, license, sale, furnishing or intended use of any product or service (including without limitation any service offered to users of the Company Website) currently licensed, utilized, sold, provided or furnished by the Company violates any license or agreement between the Company and any third party or infringes or misappropriates any Intellectual Property of any other person.
      Schedule 3.16 of the Company Disclosure Memorandum contains a complete list of (i) with respect to any Company Material Intellectual Property, all Company registrations of any patents, copyrights, mask works, trademarks, service marks, Internet domain names or Internet or World Wide Web URLs or addresses with any governmental or quasi-governmental authority or other body; (ii) all applications, registrations, filings and other formal actions made or taken pursuant to federal, state and foreign laws by the Company to secure, perfect or protect its interest in the Company Material Intellectual Property, including, without limitation, all patent applications, copyright applications, and applications for registration of trademarks and service marks, (iii) all unregistered copyrights, trademarks and service marks included within the Company Material Intellectual Property, (iv) all licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which any person is authorized to use any the Company Material Intellectual Property, and (v) all licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any Company Material Intellectual Property.
      Section 3.17     Taxes.
      (a) The Company and each of its Subsidiaries has duly and timely filed (taking into account any extensions of time to file) with the appropriate Tax authorities or other Governmental Entities all material

Tax Returns required to be filed by it. All such Tax Returns are complete and accurate in all respects, except as would not, individually or in the aggregate, have a Material Adverse Effect. All Taxes shown as due on such Tax Returns have been timely paid.
      (b) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, the unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the dates of the most recent financial statements (in each case, determining such liability for unpaid Taxes as of the date of such financial statements) contained in the Company SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets contained in such financial statements, and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.
      (c) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect or as set forth in Section 3.17 of the Company Disclosure Memorandum, (i) no deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity in writing, (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of the Company or any of its Subsidiaries is being conducted by any Tax authority or Governmental Entity, and neither the Company nor any of its Subsidiaries has received notification in writing that any such audit or other proceeding is pending, and (iii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
      (d) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, there are no Tax liens upon any property or assets of the Company or any of its Subsidiaries except (i) liens for current Taxes not yet due and payable, and (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.
      (e) The Company and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.
      (f) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect or as set forth in Section 3.17 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.
      (g) No written claim has been made by a Tax authority or other Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
      (h) Except as set forth in Section 3.17 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which the Company is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except in each case where such liability for Taxes would not, individually or in the aggregate, have a Material Adverse Effect.
      (i) The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.
      (j) Except as set forth in Section 3.17 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries has been a party to any distribution occurring during the two

(2) years preceding the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 or 361 of the Code is applicable, in whole or in part.
      (k) Except as set forth in Section 3.17 of the Company Disclosure Memorandum, neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.
      (l) Neither the Company nor any of its Subsidiaries has participated in any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2) or 301.6111-2(b)(2).
      Section 3.18     Insurance. Section 3.18 of the Company Disclosure Memorandum lists material policies of liability, property, casualty and other forms of insurance, including D&O insurance, owned or held by the Company and each of its Subsidiaries, copies of which have previously been made available to Parent. All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. No insurer has advised the Company or any of its Subsidiaries that it intends to reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Company or any of its Subsidiaries.
      Section 3.19     Opinion of Financial Advisor. Thomas Weisel Partners LLC (the “Company Financial Advisor”) has delivered to the Company Board its written opinion to the effect that the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock. The Company has been authorized by the Company Financial Advisor to permit, subject to prior review and consent by the Company Financial Advisor, the inclusion of such opinion in its entirety, and references thereto, in the Joint Proxy/ Prospectus.
      Section 3.20     Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any class or series of capital stock or other Equity Interests of the Company necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (the “Company Stockholder Approval”).
      Section 3.21     Properties. The Company and its Subsidiaries has good and valid title to or a valid leasehold interest in all of its properties and assets reflected on the Company Balance Sheet or acquired after the date thereof, except for (a) properties and assets sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet and (b) properties and assets the loss of which would not, individually or in the aggregate, have a Material Adverse Effect.
      Section 3.22     Customers and Suppliers. Section 3.22 of the Company Disclosure Memorandum sets forth the name and address of (i) any customer which accounted for more than $500,000 in revenue for the Company for the fiscal year ended December 31, 2004 or $375,000 in revenue for the nine months ended September 30, 2005 (collectively, the “Company Customers”) and (ii) any vendor or supplier from whom the Company purchased goods or services having an aggregate cost of more than $500,000 during the fiscal year ended December 31, 2004 or $375,000 during the nine months ended September 30, 2005 (collectively, the “Company Suppliers”) . To the knowledge of the Company, the relationships of the Company with the Company Customers and Company Suppliers are good commercial working relationships. Except as set forth in Section 3.22 of the Company Disclosure Memorandum, to the knowledge of the Company, as of the date of this Agreement, no Company Customer or Company Supplier intends to terminate or materially reduce its business relationship (or reduce any credit line extended by any Company Supplier) with the Company for any reason, including as a result of the consummation of the transactions contemplated hereby.
      Section 3.23     Transactions With Interested Persons. Except as set forth in the Company SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 3.23 of the Company Disclosure Memorandum, no officer or director of the Company or any of its Subsidiaries nor any member of any such officer’s or director’s immediate family (i) is presently a party to any agreement with the Company or any of its Subsidiaries that would be required to be disclosed in the Company SEC Filings, (ii) owns, directly or indirectly, any interest in (excepting not more than one percent (1%) stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person which is, or is engaged in business as, a competitor, lessor, lessee, customer or supplier of the Company, (iii) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Company uses or the use of which is necessary or desirable for the conduct of business of the Company, (iv) has any cause of action or other claim whatsoever against, or owes any amount to, the Company, except for claims in the ordinary course of business, such as for accrued vacation pay, accrued benefits under employee benefit plans, normal employee advances and employee personal travel reimbursement in the ordinary course of business, and similar matters and agreements existing on the date of this Agreement.
      Section 3.24     No Other Agreements. The Company does not have any binding commitment, absolute or contingent, to any other person to sell, directly or indirectly, the Company or to effect any merger, share exchange, consolidation, business combination, recapitalization, liquidation or other reorganization of the Company or to enter into any agreement with respect thereto.
Article IV
Representations and Warranties of Parent and Merger Sub
      Except as set forth in a disclosure memorandum delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Memorandum”), which identifies exceptions by specific Section references (provided, that any matter disclosed in any section of the Parent Disclosure Memorandum shall be considered disclosed for other sections of the Parent Disclosure Memorandum, but only to the extent such matter on its face would be reasonably expected to be pertinent to a particular section of the Parent Disclosure Memorandum in light of the disclosure made in such section), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:
      Section 4.1     Organization and Qualification; Subsidiaries. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of Parent has been duly organized, and is validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be. Parent and each of its Subsidiaries has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except for such powers, authorities and approvals that would not, individually or in the aggregate, have a Material Adverse Effect. Parent and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. Section 4.1 of the Parent Disclosure Memorandum sets forth a true and complete list of all of the Subsidiaries of the Parent and their respective jurisdiction of organization or incorporation. Except as set forth in Section 4.1 of the Parent Disclosure Memorandum, none of the Parent or any of its Subsidiaries holds an Equity Interest in any other person.
      Section 4.2     Certificate of Incorporation and Bylaws. The copies of Parent’s Amended and Restated Certificate of Incorporation (the “Parent Certificate”) and Amended and Restated Bylaws (the “Parent Bylaws”) that are listed as exhibits to Parent’s Form 10-K filed with the SEC for the fiscal year ended December 31, 2004 are complete and correct copies thereof as in effect on the date hereof. Parent is not in violation of any of the provisions of the Parent Certificate or the Parent Bylaws. True and complete copies of all minute books of the Parent have been made available by the Parent to Company. The Parent has made available to Company true, correct and complete copies of the certificate of incorporation, bylaws, other organizational or charter documents and by laws of each Subsidiary of the Parent.

      Section 4.3     Capitalization
      (a) The authorized capital stock of Parent consists of 40,000,000 shares of Parent Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share, of Parent (“Parent Preferred Stock”). As of November 21, 2005, (i) 22,526,681 shares of Parent Common Stock (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (ii) 86,300 shares of Parent Common Stock were held in the treasury of Parent or by its Subsidiaries, (iii) 5,449,518 shares of Parent Common Stock were issuable (and such number was reserved for issuance) upon exercise of options to purchase Parent Common Stock (“Parent Options”) outstanding as of such date, and (iv) 395,486 shares of Parent Common Stock were issuable (and such number was reserved for issuance) upon exercise of warrants to purchase Parent Common Stock (“Parent Warrants”) outstanding as of such date. As of such date, no shares of Parent Preferred Stock were issued or outstanding. All capital stock or other equity securities of Parent have been issued in compliance with applicable federal and state securities laws.
      (b) Except for Parent Options to purchase not more than 5,449,518 shares of Parent Common Stock, Parent Warrants to purchase not more than 395,486 shares of Parent Common Stock and arrangements and agreements set forth in this Section 4.3 or Section 4.3 of the Parent Disclosure Memorandum, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the issued or unissued capital stock or other Equity Interests of Parent or any of its Subsidiaries, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Parent or any of its Subsidiaries to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries.
      (c) Except as set forth in Section 4.3 of the Parent Disclosure Memorandum, there are no outstanding contractual obligations of Parent or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any shares of Parent Common Stock or any capital stock of, or other Equity Interests in, Parent or any of its Subsidiaries. Except as set forth in Section 4.3 of the Parent Disclosure Memorandum, each outstanding share of capital stock of each Subsidiary of the Parent is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Parent or another of its Subsidiaries, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Parent’s or such other of its Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever. There are no outstanding contractual obligations of Parent or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of its Subsidiaries or any other person, other than guarantees by Parent or any Subsidiary of any indebtedness or other obligations of Parent or other Subsidiary.
      (d) Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.
      (e) None of the Merger or other transactions contemplated hereby will result in an acceleration of vesting, or modification of vesting terms, with respect to any Parent Options.
      (f) Neither Parent nor Merger Sub beneficially owns any shares of Company Common Stock.
      (g) The Parent Common Stock to be issued in the Merger has duly authorized and will be validly issued, fully paid and nonassessable.

      Section 4.4     Authority.
      (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Sub and no stockholder votes are necessary to authorize this Agreement or to consummate the transactions contemplated hereby other than as provided in Section 4.20. This Agreement has been duly authorized and validly executed and delivered by each of Parent and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
      (b) The Board of Directors of Parent (the “Parent Board”), by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the “Parent Board Approval”), has duly (i) declared that this Agreement and the transactions contemplated hereby (including the Merger) are advisable, (ii) approved and adopted this Agreement and (iii) resolved to recommend (subject to Section 5.3(b)) that the stockholders of Parent vote for approval of the issuance of Parent Common Stock to be issued pursuant to the Merger as required by NASD Rule 4350(i) and the amendment to the Parent Certificate to increase the number of authorized shares of Parent Common Stock to 75,000,000 shares. The Parent Board Approval constitutes approval of this Agreement as required under any applicable state takeover Law and no such state takeover Law is applicable to the Merger or the other transactions contemplated hereby, including, without limitation, the restrictions on business combinations contained in Section 203 of the DGCL.
      Section 4.5     No Conflict; Required Filings and Consents.
      (a) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) (assuming the Parent Stockholder Approval is obtained) conflict with or violate any provision of the Parent Certificate or Parent Bylaws or any equivalent organizational documents of any of its Subsidiaries (including Merger Sub), (ii) (assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained and all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired) conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event which with notice or lapse of time or both would become a default) under or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or any of its Subsidiaries pursuant to, any Contract, permit or other instrument or obligation, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, consents, approvals, breaches, losses, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect.
      (b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other person, except (i) under the Exchange Act, the Securities Act, applicable Blue Sky Law, the rules and regulations of the Exchange and the filing and recordation of the Certificate of Merger as required by the DGCL, (ii) for such consents, approvals, authorizations, permits and filings and notifications set forth in Section 4.5(b) of the Parent Disclosure Memorandum and (iii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Material Adverse Effect.

      Section 4.6     Permits; Compliance With Law. Except as set forth in the Parent Disclosure Memorandum, Parent and each of its Subsidiaries is in possession of all authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Entity necessary for Parent and each of its Subsidiaries to own, lease and operate its properties or to carry on its respective businesses substantially in the manner described in the Parent SEC Filings filed prior to the date hereof and substantially as it is being conducted as of the date hereof (the “Parent Permits”), and all such Parent Permits are valid, and in full force and effect, except where the failure to have, or the suspension or cancellation of, or failure to be valid or in full force and effect of, any of the Parent Permits would not, individually or in the aggregate, have a Material Adverse Effect. None of Parent nor any of its Subsidiaries is in conflict with, or in default or violation of, (a) any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (b) any Parent Permits, except in each case for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect.
      Section 4.7     SEC Filings; Financial Statements.
      (a) Parent has timely filed all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be (collectively, the “Parent SEC Filings”). Each Parent SEC Filing (i) as of the time it was filed, complied or, if filed subsequent to the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not, at the time it was filed, or, if filed subsequent to the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were or will be made, not misleading.
      (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Filings was, or will be, prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented, or will present, fairly the consolidated financial position, results of operations and cash flows of Parent and the consolidated Subsidiaries of Parent as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal year-end adjustments which did not and would not, individually or in the aggregate, have a Material Adverse Effect).
      (c) The books, records and accounts of Parent (i) are in all material respects true and correct, (ii) have been and are being maintained in accordance with reasonable business practices and customary internal controls procedures on a basis consistent with prior years, and (iii) accurately and fairly reflect the transactions and dispositions of the assets of Parent and its Subsidiaries. Parent maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and (2) to maintain accountability for assets; and (iii) the amount recorded for assets on the books and records of Parent is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.
      (d) Except as and to the extent set forth on the consolidated balance sheet of Parent and its consolidated Subsidiaries as of September 30, 2005 included in the Parent’s Form 10-Q for the period ended September 30, 2005 or the notes thereto (the “Parent Balance Sheet”), none of Parent nor any of its consolidated Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2005 that would not, individually or in the aggregate, have a Material Adverse Effect.
      (e) Each required form, report and document containing financial statements that Parent has filed with or furnished to the SEC was accompanied by the certifications then required to be filed or furnished by Parent’s Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. As of the date of this Agreement, neither Parent nor any of its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications. Parent’s disclosure controls and procedures (as defined in Sections 13a-14(c) and 15d-14(c) of the Exchange Act) effectively enable Parent to comply with, and the appropriate officers of Parent to make all certifications required under, the Sarbanes-Oxley Act. Neither Parent nor, to Parent’s knowledge, any director, officer, employee, auditor, accountant or representative of the Parent has received any written complaint, assertion or claim alleging that the Parent has engaged in improper or illegal accounting or auditing practices or maintains improper or inadequate internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f) and Rule 15a-15(f)).
      (f) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market.
      Section 4.8     Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. The Parent has heretofore made available to the Company a true and complete copy of all agreements between the Parent and the Parent Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Merger or any other transaction contemplated by this Agreement.
      Section 4.9     Absence of Certain Changes or Events. Since September 30, 2005, except as specifically contemplated by, or as disclosed in, this Agreement or Section 4.9 of the Parent Disclosure Memorandum, Parent and each of its Subsidiaries has conducted its businesses in the ordinary course consistent with past practice and, since such date, there has not been any:

(a) Material Adverse Effect or an event or development that would, individually or in the aggregate, have a Material Adverse Effect;

(b) amendment to, or change in, the Parent Certificate or Parent Bylaws;

(c) incurrence, creation or assumption by the Parent or any of its Subsidiaries of (i) any mortgage, deed of trust, security interest, pledge, title retention device or collateral assignment, (ii) any claim, lien, charge, restriction or other encumbrance of any kind on any of the assets or properties of the Parent or any of its Subsidiaries other than obligations or liabilities incurred in the ordinary course of their respective business, including those related to letters of credit or (iii) any indebtedness for borrowed money to purchase inventory or other indebtedness for borrowed money in excess of $50,000;

(d) offer, issuance or sale of any debt or equity securities of the Parent, or any options, warrants or other rights to acquire from the Parent, directly or indirectly, any debt or equity securities of the Parent (other than pursuant to the exercise of outstanding Parent Options in accordance with the terms thereof);

(e) payment or discharge by the Parent or any of its Subsidiaries of any security interest, lien, claim, or encumbrance of any kind on any asset or property of the Parent or any of its Subsidiaries, or the payment or discharge of any liability other than in the ordinary course of its business;

(f) purchase, license, sale, assignment or other disposition or transfer (or any agreement or other arrangement for the purchase, license, sale, assignment or other disposition or transfer) of any of the assets, properties or goodwill of the Parent or any of its Subsidiaries other than in the ordinary course of its business;

(g) damage, destruction or loss of any property or asset, whether or not covered by insurance, having (or likely with the passage of time to have) a Material Adverse Effect;

(h) declaration, setting aside or payment of any dividend on, or the making of any other distribution in respect of, the capital stock of the Parent, any split, combination or recapitalization of the capital stock of the Parent or any direct or indirect redemption, purchase or other acquisition of any capital stock of the Parent or any change in any rights, preferences, privileges or restrictions of any outstanding security of the Parent;

(i) material increase in the compensation payable or to become payable to any (i) of the officers or directors of the Parent or (ii) employees of the Parent, except in connection with normal employee salary or performance reviews and in the ordinary course of the Parent’s business or as required under the plans of any Parent Benefit Plan or applicable Law;

(j) making by the Parent of any loan, advance (other than travel advances in the ordinary course of business) or capital contribution to, or any investment in, any officer, director or shareholder of the Parent or any firm or business enterprise in which any such person had a direct or indirect material interest at the time of such loan, advance, capital contribution or investment;

(k) entering into, material amendment of, relinquishment, termination or non-renewal by the Parent of any material Contract, other than in the ordinary course of its business;

(l) assertion by any customer(s) of the Parent of any complaint regarding the Parent’s services or products which has a reasonable factual basis and, if substantiated, is reasonably likely to have a Material Adverse Effect;

(m) material change in the policies under which the Parent extends discounts, credits or warranties to customers or otherwise deals with its customers;

(n) entering into by the Parent of any transaction, Contract or agreement that by its terms requires or contemplates a current and/or future financial commitment, expense or obligation on the part of the Parent involving in excess of $100,000, other than in the ordinary course of the Parent’s business;

(o) any license, transfer or grant of a right under any Parent Material Intellectual Property, other than in the ordinary course of Parent’s business; or

(p) any agreement made by the Company to provide exclusive services to any person or not to engage in any business activity.
      Section 4.10     Employee Benefit Plans.
      (a) Section 4.10(a) of the Parent Disclosure Memorandum sets forth a true and complete list of each material “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing material compensation or other material benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof of the Parent), which are maintained, sponsored or contributed to by the Parent or any of its Subsidiaries, or under which the Parent or any of its Subsidiaries has any material obligation or liability, whether actual or contingent, including, without limitation, all incentive, bonus, deferred compensation, profit-sharing, severance, termination, retention, change in control, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Parent Benefit Plan”). Neither the Parent, nor to the knowledge of the Parent, any other person or entity, has made any commitment to establish, modify, change or terminate any Parent Benefit Plan, other than with respect to a modification, change or termination required by ERISA, the Code or other applicable Law. With respect to each Parent Benefit Plan, except as set forth in Section 4.10 of the Parent Disclosure Memorandum, the Parent has delivered or made available to the Company true, correct and complete copies, if applicable, of (i) each Parent Benefit Plan (or, if not written a written summary of its material terms), including without limitation all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all amendments thereto, (ii) all current summary plan descriptions and amendments thereto, including any current summary of material modifications, (iii) the annual reports (Form 5500 series) for the two most recent years filed or required to be filed with the IRS with respect to such Parent Benefit Plan, (iv) the two most recent actuarial reports or other financial statements relating to such Parent Benefit Plan, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Parent Benefit Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Parent Benefit Plan, and (vii) all filings made with any Governmental Entity, including but not limited to any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program, within the current or prior two calendar years.
      (b) Each Parent Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Parent Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent balance sheet filed or incorporated by reference in the Parent SEC Filings prior to the date of this Agreement. With respect to the Parent Benefit Plans, no event has occurred and, to the knowledge of the Parent, there exists no condition or set of circumstances in connection with which the Parent could be subject to any material liability (other than for routine benefit liabilities) under the terms of, or with respect to, such Parent Benefit Plans, ERISA, the Code or any other applicable Law.
      (c) Except as set forth in Section 4.10(c) of the Parent Disclosure Memorandum: (i) each Parent Benefit Plan which is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(6) of the Code has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Parent Benefit Plan has not yet expired, and each trust established in connection with any Parent Benefit Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Parent’s knowledge no fact or event has occurred that has adversely affected or could adversely affect the qualified status of any such Parent Benefit Plan or the exempt status of any such trust, (ii) to the Parent’s knowledge there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Parent Benefit Plan that could result in liability to the Parent or any of its Subsidiaries, (iii) no suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of the Parent is threatened, against or with respect to any such Parent Benefit Plan or an administrator or fiduciary thereof, including any audit or inquiry by the IRS, United States Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental agency (other than routine benefits claims), (iv) no Parent Benefit Plan is a Multiple Employer Plan, a Multiemployer Plan or other pension plan subject to Title IV of ERISA and none of the Parent or any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiple Employer Plan, a Multiemployer Plan, or other pension plan subject to Title IV of ERISA, (v) no material liability under Title IV of ERISA has been incurred by the Parent or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Parent or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder, (vi) none of the assets of the Parent or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code, (vii) neither the Parent nor any ERISA Affiliate has any liability under ERISA Section 502, (viii) all Tax, annual reporting and other governmental filings required by ERISA and the Code have been timely filed with the appropriate Governmental Entity and all required notices and disclosures have been timely provided to Parent Benefit Plan participants, and (ix) all contributions and payments to each Parent Benefit Plan are deductible under Code sections 162 or 404.
      (d) Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise) will (i) entitle any former employee, consultant or director of the Parent or any of its Subsidiaries or any group of such employees, consultants or directors to any payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to any such employee, consultant or director; (iv) result in any “parachute payment” under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (v) cause any compensation to fail to be deductible under Section 162(m) of the Code, or any other provision of the Code or any similar foreign law or regulation.
      (e) Except as required by Law, no Parent Benefit Plan provides any of the following retiree or post-employment benefits to any person and there has been no communication to any current or former employee, consultant or director of the Parent or any Subsidiary of the Parent that would reasonably be expected to promise or guarantee any such benefits on any ongoing basis: medical, disability or life insurance benefits. No Parent Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. The Parent and each ERISA Affiliate are in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.
      (f) Except as set forth in Section 4.10 of the Parent Disclosure Memorandum, none of the Parent or any of its Subsidiaries maintains, sponsors, contributes or has any liability with respect to any employee benefit plan, program or arrangement that provides benefits to non-resident aliens with no U.S. source income outside of the United States.
      (g) Section 4.10(g) of the Parent Disclosure Memorandum sets forth any and all indebtedness in excess of twenty-five thousand U.S. dollars (US$25,000) owed by any current or former employee, consultant or director of the Parent or any Subsidiary of the Parent to any such entity, other than travel advances and similar amounts arising in the ordinary course of business and consistent with past practice and the Parent policies and procedures.
      Section 4.11     Labor and Other Employment Matters.
      (a) The Parent and each of its Subsidiaries is in material compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours, except where the failure to so comply would not, individually or in the aggregate, have a Material Adverse Effect. Except as set forth in Section 4.11(a) of the Parent Disclosure Memorandum, none of the Parent or any of its Subsidiaries is a party to any collective-bargaining agreement or other labor union contract applicable to persons employed by the Parent or any of its Subsidiaries. No labor unions or other organizations are representing, purporting to represent or attempting to represent any employees of the Parent, and no collective-bargaining agreement or other labor union contract is being negotiated by the Parent or any of its Subsidiaries. There is no labor dispute, strike, slowdown or work stoppage against the Parent or any of its Subsidiaries pending or, to the knowledge of the Parent, threatened, nor has there been any such incident during the past three years. To the Parent’s knowledge, the Parent has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. To the Parent’s knowledge, no employee of the Parent or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Parent or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.
      (b) Parent has identified in Section 4.11(b) of the Parent Disclosure Memorandum and, if written, has made available to the Company true and complete copies of all plans, programs, agreements and other arrangements of the Parent with or relating to its directors, officers, employees or consultants that contain change-in-control provisions. As of the date of this Agreement, no individual who is a party to an employment agreement listed in Section 4.10(a) of the Parent Disclosure Memorandum or any agreement containing change-in-control provisions with the Parent has terminated employment or been terminated, nor has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could reasonably be expected to give, rise to a severance obligation on the part of the Parent under such agreement.
      (c) Neither the Parent nor any of its Subsidiaries has violated any Law regarding the terms and conditions of employment of employees, former employees or prospective employees or other labor related matters, including Laws relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees, except for any violations which do not have, and would not have, individually or in the aggregate, a Material Adverse Effect on the Company.
      (d) There are no material liabilities, whether contingent or absolute, of the Parent or any of its Subsidiaries relating to workers’ compensation benefits that are not fully insured against by a bona fide third-party insurance carrier and all premiums required to be paid to date under such insurance policy or fund have been paid.
      Section 4.12     Tax Treatment. None of Parent, any of its Subsidiaries or any of its affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
      Section 4.13     Contracts. Except for those Contracts already disclosed on Schedule 4.10(a), which shall be incorporated by reference into Schedule 4.13, Schedule 4.13 to the Parent Disclosure Memorandum sets forth a list of each of the following Contracts to which the Parent or any of its Subsidiaries is a party or to which any of their respective assets or properties is bound (the “Parent Material Contracts”) and the Parent has delivered or made available to the Company a true, complete and correct copy of each Parent Material Contract:

(a) any distributor, OEM (Original Equipment Manufacturer), VAR (Value Added Reseller), sales representative or similar agreement under which any third party is authorized to sell, sublicense, lease, distribute, market or take orders for, any product, services or technology of the Parent or any of its Subsidiaries;

(b) any continuing Contract for the future purchase, sale, license, provision or manufacture of products, material, supplies, equipment or services requiring payment to or from the Parent or any of its Subsidiaries in an amount in excess of $250,000 per annum;

(c) any Contract or commitment in which the Parent or any Subsidiary has granted or received most favored customer pricing provisions or exclusive marketing or on-line distribution rights relating to any product or service, group of products or services, market or geographic territory;

(d) any Contract providing for the development of software, website content or other technology or intellectual property for the Parent or any of its Subsidiaries, or the license of any software, website content or other technology or intellectual property to the Parent or any of its Subsidiaries, which software, website content or other technology or intellectual property is material to the Parent and used or incorporated (or is contemplated by the Parent or any of its Subsidiaries to be used or incorporated) (i) in any product currently sold, licensed, leased, distributed or marketed by the

Parent or any of its Subsidiaries or (ii) to provide any service currently provided or marketed by the Parent or any of its Subsidiaries (other than off-the-shelf software generally available to the public at retail);

(e) any joint venture or partnership contract or agreement or other agreement which has involved or is reasonably expected to involve a sharing of profits, expenses or losses with any other party;

(f) any Contract or commitment for or relating to the employment of any officer, employee or consultant of the Parent or any other type of contract or understanding with any officer, employee or consultant of the Parent that is not immediately terminable by the Parent without cost or other liability;

(g) any indenture, mortgage, trust deed, promissory note, loan agreement, security agreement, guarantee or other agreement or commitment for the borrowing of money, for a line of credit or for a leasing transaction of a type required to be capitalized in accordance with Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board;

(h) any lease or other agreement under which the Parent is lessee of or holds or operates any items of tangible personal property or real property owned by any third party and under which payments to such third party exceed $50,000 per annum;

(i) any agreement or arrangement for the sale, licensing or leasing of any assets, properties, products, services or rights having a value in excess of $50,000 other than sale of inventory in the ordinary course of the Parent’s business;

(j) any agreement that restricts the Parent from engaging in any aspect of its business, from participating or competing in any line of business or market or that restricts the Parent from engaging in any business in any market or geographic area;

(k) any instrument, Contract, license or other agreement governing any Parent Material Intellectual Property;

(l) any agreement relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of capital stock or other securities of the Parent or any options, warrants or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor;

(m) consulting or similar agreement under which the Parent provides any advice or services to a third party for an annual compensation to the Parent of $100,000 per year or more, other than in the ordinary course of the Parent’s business;

(n) any Contract with or commitment to any labor union;

(o) any Contract or arrangement under which the Parent has made any commitment to develop any website content, software or new technology, to deliver any software currently under development or to enhance or customize any software, other than in the ordinary course of Parent’s business;

(p) any consulting, development or similar agreement under which the Parent currently provides or will provide any custom software development, training, documentation, personnel placements, advice, consulting service or other products or services to a customer of the Parent other than in the ordinary course of Parent’s business;

(q) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); and

(r) any Contract which would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement.

      Except as set forth in Section 4.13 of the Parent Disclosure Memorandum and except as would not, individually or in the aggregate, have a Material Adverse Effect, each Parent Material Contract is valid and binding on the Parent and each of its Subsidiaries party thereto and, to the Parent’s knowledge, each other party thereto, and in full force and effect, and the Parent and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to the date hereof under each Parent Material Contract and, to the Parent’s knowledge, each other party to each Parent Material Contract has in all respects performed all obligations required to be performed by it under such Parent Material Contract. None of the Parent or any of its Subsidiaries has received any written notice of any violation or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any Parent Material Contract.
      Section 4.14     Litigation. Except as and to the extent disclosed in the Parent SEC Filings, including the notes thereto, filed prior to the date of this Agreement or set forth in Section 4.14 of the Parent Disclosure Memorandum or as would not, individually or in the aggregate, have a Material Adverse Effect, (a) there is no suit, claim, action, proceeding or investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or for which Parent or any of its Subsidiaries is obligated to indemnify a third party and (b) neither Parent nor any of its Subsidiaries is subject to any outstanding and unsatisfied order, writ, injunction, decree or arbitration ruling, award or other finding.
      Section 4.15     Environmental Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(a) The Parent and each of its Subsidiaries (i) is in compliance with all, and is not subject to any liability with respect to any, applicable Environmental Laws, (ii) holds or has applied for all Environmental Permits necessary to conduct their current operations, and (iii) is in compliance with their respective Environmental Permits.

(b) None of the Parent or any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Parent or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) None of the Parent or any of its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to (A) compliance with Environmental Laws or Environmental Permits or (B) the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and no investigation, litigation or other proceeding is pending or, to the knowledge of the Parent, threatened with respect thereto, or (ii) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d) None of the real property owned or leased by the Parent or any of its Subsidiaries is, to the knowledge of the Parent, listed or proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup.

(e) To the knowledge of the Parent, there are no past or present conditions, circumstances, or facts that may (i) interfere with or prevent continued compliance by the Parent or any of its Subsidiaries with Environmental Laws and the requirements of Environmental Permits, (ii) give rise to any liability or other obligation under any Environmental Laws, or (iii) form the basis of any claim, action, suit, proceeding, or investigation against or involving the Parent or any of its Subsidiaries based on or related to any Environmental Law.
      Section 4.16     Intellectual Property. Except as would not, individually or in the aggregate, have a Material Adverse Effect, Parent owns or has the right to use, whether through ownership, licensing or otherwise, all Intellectual Property necessary for or used in the operation of the businesses of Parent and each of its Subsidiaries as such businesses are conducted on the date hereof (“Parent Material Intellectual Property”). Except as set forth in Section 4.16 of the Parent Disclosure Memorandum or except as would not, individually or in the aggregate, have a Material Adverse Effect: (a) no written claim has been received by the Parent challenging the ownership, legality, use, validity or enforceability of any Parent Material Intellectual Property and no such Parent Material Intellectual Property is currently the subject of any pending or, to Parent’s knowledge, threatened action, suit, claim, investigation, arbitration or other proceeding to which Parent is a party; (b) no person has given notice to Parent or any of its Subsidiaries that the use of any Parent Material Intellectual Property by Parent, any of its Subsidiaries or any licensee is infringing or has infringed any domestic or foreign patent, trademark, service mark, trade name, or copyright or design right, or that Parent, any of its Subsidiaries or any licensee has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how; (c) the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement concerning any Parent Material Intellectual Property and will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Parent Material Intellectual Property; (d) Parent has the right to require the inventor or author of any Parent Material Intellectual Property which constitutes an application for registration, including, but not limited to, all patent applications, trademark applications, service mark applications, copyright applications and mask work applications, to transfer ownership, including all right, title and interest in and to (including any moral rights), to Parent of the application and of the registration once it issues; (e) to Parent’s knowledge, no third party has interfered with, infringed upon, misappropriated, or used without authorization any Parent Material Intellectual Property, and no employee or former employee of Parent has interfered with, infringed upon, misappropriated, used without authorization, or otherwise come into conflict with any Parent Material Intellectual Property; (f) Parent has taken all reasonable action to maintain and protect each item of Parent Material Intellectual Property; (g) to its knowledge, Parent has the right to use all of the Parent Material Intellectual Property in all jurisdictions in which Parent currently conducts business; and (h) neither the marketing, license, sale, furnishing or intended use of any product or service currently licensed, utilized, sold, provided or furnished by the Parent violates any license or agreement between the Parent and any third party or infringes or misappropriates any Intellectual Property of any other person.
      Schedule 4.16 of the Parent Disclosure Memorandum contains a complete list of (i) with respect to any Parent Material Intellectual Property, all Parent registrations of any patents, copyrights, mask works, trademarks, service marks, Internet domain names or Internet or World Wide Web URLs or addresses with any governmental or quasi-governmental authority or other body; (ii) all applications, registrations, filings and other formal actions made or taken pursuant to federal, state and foreign laws by the Parent to secure, perfect or protect its interest in the Parent Material Intellectual Property, including, without limitation, all patent applications, copyright applications, and applications for registration of trademarks and service marks, (iii) all unregistered copyrights, trademarks and service marks included within the Parent Material Intellectual Property, (iv) all licenses, sublicenses and other agreements as to which the Parent is a party and pursuant to which any person is authorized to use any of the Parent Material Intellectual Property, and (v) all licenses, sublicenses and other agreements as to which the Parent is a party and pursuant to which the Parent is authorized to use any Parent Material; Intellectual Property.
      Section 4.17     Taxes.
      (a) Parent and each of its Subsidiaries have duly and timely filed (taking into account any extensions of time to file) with the appropriate Tax authorities or other Governmental Entities all material Tax Returns required to be filed by it. All such Tax Returns are complete and accurate in all respects, except as would not, individually or in the aggregate, have a Material Adverse Effect. All Taxes shown as due on such Tax Returns have been timely paid.
      (b) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, the unpaid Taxes of Parent and its Subsidiaries (i) did not, as of the dates of the most recent financial statements (in each case, determining such liability for unpaid Taxes as of the date of such financial statements) contained in the Parent SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets contained in such financial statements, and (ii) will not exceed that reserve as adjusted for operations and transactions through the Closing Date in accordance with the past custom and practice of Parent and its Subsidiaries in filing their Tax Returns.
      (c) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect or as set forth in Section 4.17 of the Parent Disclosure Memorandum, (i) no deficiencies for Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by a Tax authority or other Governmental Entity in writing, (ii) no audit or other proceeding for or relating to any liability in respect of Taxes of Parent or any of its Subsidiaries is being conducted by any Tax authority or Governmental Entity, and neither Parent nor any of its Subsidiaries has received notification in writing that any such audit or other proceeding is pending, and (iii) neither Parent nor any of its Subsidiaries nor, to Parent’s knowledge, any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
      (d) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect, there are no Tax liens upon any property or assets of Parent or any of its Subsidiaries except (i) liens for current Taxes not yet due and payable, and (ii) liens for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP.
      (e) Parent and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.
      (f) Subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect or as set forth in Section 4.17 of the Parent Disclosure Memorandum, neither Parent nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.
      (g) No written claim has been made by a Tax authority or other Governmental Entity in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
      (h) Neither Parent nor any of its Subsidiaries has any liability for the Taxes of any person (other than members of the consolidated group of which Parent is the common parent) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), (ii) as a transferee or successor, (iii) by contract, or (iv) otherwise, except in each case where such liability for Taxes would not, individually or in the aggregate, have a Material Adverse Effect.
      (i) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.
      (j) Neither Parent nor any of its Subsidiaries has been a party to any distribution occurring during the two (2) years preceding the date of this Agreement in which the parties to such distribution treated the distribution as one to which Section 355 or 361 of the Code is applicable, in whole or in part.
      (k) Except as set forth in Section 4.17 of the Parent Disclosure Memorandum, neither Parent nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing or Tax indemnity agreement or similar contract or arrangement.
      (l) Neither Parent nor any of its Subsidiaries has participated in any transaction identified as a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2) or 301.6111-2(b)(2).
      Section 4.18     Insurance. Section 4.18 of the Parent Disclosure Memorandum lists material policies of liability, property, casualty and other forms of insurance, including D&O insurance, owned or held by the Parent and each of its Subsidiaries, copies of which have previously been made available to the Company. All such policies are in full force and effect, all premiums due and payable have been paid, and no written notice of cancellation or termination has been received with respect to any such policy. No insurer has advised the Parent or any of its Subsidiaries that it intends to reduce coverage or materially increase any premium under any such policy, or that coverage is not available (or that it will contest coverage) for any material claim made against the Parent or any of its Subsidiaries.
      Section 4.19     Opinion of Financial Advisor. Wells Fargo Securities LLC (the “Parent Financial Advisor”) has delivered to the Parent Board its written opinion to the effect that the Exchange Ratio is fair, from a financial point of view, to Parent. Parent has been authorized by the Parent Financial Advisor to permit, subject to prior review and consent by the Parent Financial Advisor, the inclusion of such opinion in its entirety, and references thereto, in the Joint Proxy/ Prospectus.
      Section 4.20     Vote Required. The affirmative vote of a majority of the total votes cast by the holders of Parent Common Stock in favor of the approval of the issuance of the shares of Parent Common Stock pursuant to the Merger and the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon in favor of the amendment to the Parent Certificate to increase the number of authorized shares of Parent Common Stock is the only vote of the holders of any class or series of capital stock or other Equity Interests of Parent necessary to approve this Agreement and the transactions contemplated hereby, including the Merger (the “Parent Stockholder Approval”).
      Section 4.21     Properties. Each of the Parent and its Subsidiaries has good and valid title to or a valid leasehold interest in all of its properties and assets reflected on the Parent Balance Sheet or acquired after the date thereof, except for (a) properties and assets sold or otherwise disposed of in the ordinary course of business since the date of such balance sheet and (b) properties and assets the loss of which would not, individually or in the aggregate, have a Material Adverse Effect.
      Section 4.22     Customers and Suppliers. Section 4.22 of the Parent Disclosure Memorandum sets forth the name of (i) any client or customer which accounted for more than $500,000 in revenue for the Parent for the fiscal year ended December 31, 2004 or $375,000 in revenue for the nine months ended September 30, 2005 (collectively, the “Parent Customers”) and (ii) any vendor or supplier from whom the Parent purchased goods or services having an aggregate cost of more than $500,000 during the fiscal year ended December 31, 2004 or $375,000 during the nine months ended September 30, 2005 (collectively, the “Parent Suppliers”) . To the knowledge of the Parent, the relationships of the Parent and its Subsidiaries with the Parent Customers and Parent Suppliers are good commercial working relationships. Except as set forth in Section 4.22 of the Parent Disclosure Memorandum, to the knowledge of the Parent, as of the date of this Agreement, no Parent Customer or Parent Supplier intends to terminate or materially reduce its business relationship (or reduce any credit line extended by any Parent Supplier) with the Parent for any reason, including as a result of the consummation of the transactions contemplated hereby.
      Section 4.23     Transactions With Interested Persons. Except as set forth in the Parent SEC Filings filed prior to the date of this Agreement, or as disclosed in Section 4.23 of the Parent Disclosure Memorandum, no officer or director of the Parent or any of its Subsidiaries nor any member of any such officer’s or director’s immediate family (i) is presently a party to any agreement with the Parent or any of its Subsidiaries that would be required to be disclosed in the Parent SEC Filings, (ii) owns, directly or indirectly, any interest in (excepting not more than one percent (1%) stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or consultant of, any person which is, or is engaged in business as, a competitor, lessor, lessee, customer or supplier of the Parent, (iii) owns, directly or indirectly, in whole or in part, any tangible or intangible property that the Parent uses or the use of which is necessary or desirable for the conduct of business of the Parent, (iv) has any cause of action or other claim whatsoever against, or owes any amount to, the Parent, except for claims in the ordinary course of business, such as for accrued vacation pay, accrued benefits under employee benefit plans, normal employee advances and employee personal travel reimbursement in the ordinary course of business, and similar matters and agreements existing on the date of this Agreement.

      Section 4.24     No Other Agreements. The Parent does not have any binding commitment, absolute or contingent, to any other person to sell, directly or indirectly, the Parent or any of its Subsidiaries or to effect any merger, share exchange, consolidation, business combination, recapitalization, liquidation or other reorganization of the Parent or any of its Subsidiaries or to enter into any agreement with respect thereto.
      Section 4.25     Ownership of Merger Sub; No Prior Activities. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a direct wholly-owned subsidiary of Parent. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.
Article V
Covenants
      Section 5.1     Conduct of Business.
      (a) Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(a) of the Company Disclosure Memorandum or as specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing, the Company will conduct its operations only in the ordinary and usual course of business consistent with past practice. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(a) of the Company Disclosure Memorandum or as specifically permitted by any other provision of this Agreement, the Company shall not (unless required by applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

(i) amend or otherwise change the Company Certificate or Company Bylaws;

(ii) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Company of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Company, other than the issuance of Company Common Stock upon the exercise of Company Options outstanding as of the date hereof in accordance with their terms, or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Company Material Intellectual Property) of the Company, except pursuant to existing Contracts or commitments or the sale or purchase of goods in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of inventory or other assets in the ordinary course of business consistent with past practice, (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, except for indebtedness for borrowed money incurred by the Company pursuant to the terms of a Company Material Contract, (C) terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract, or (D) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1(a)(v);

(vi) except as may be required by contractual commitments or corporate policies with respect to employee severance or termination pay in existence on the date of this Agreement as disclosed in Section 3.11(b) of the Company Disclosure Memorandum or in the ordinary course of business consistent with past practice: (A) materially increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) grant any rights to severance or termination pay to, or amend or enter into any new Company Benefit Plan, except to the extent required by applicable Law; or (C) amend or waive any performance or vesting criteria or accelerate the vesting, exercisability or funding under any Company Benefit Plan (except to the extent required by the terms of any such Company Benefit Plan as of the date of this Agreement);

(vii) (A) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of any material notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (C) delay or accelerate payment of any material account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

(viii) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

(ix) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(x) make any material Tax election, settle or compromise any material liability for Taxes, amend any material Tax Return or file any refund for any material amount of Taxes; provided, that the Company shall promptly provide to Parent a copy of any such amended Tax Return or filing for any refund;

(xi) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

(xii) knowingly act in a manner intended or reasonably expected to materially delay the consummation of the Merger or result in any of the conditions to the Merger set forth in Article VI not being satisfied, except as otherwise permitted by this Agreement or required by applicable Law or any judicial or regulatory authority;

(xiii) fail to comply with its obligations under that certain letter agreement dated on or about the date hereof between the Company and PC Mall; or

(xiv) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

      (b) Conduct of Business by Parent Pending the Closing. The Parent agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 5.1(b) of the Parent Disclosure Memorandum or as specifically permitted by any other provision of this Agreement, unless the Company shall otherwise agree in writing, the Parent will, and will cause its Subsidiaries to, will conduct its operations only in the ordinary and usual course of business consistent with past practice. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1(b) of the Parent Disclosure Memorandum or as specifically permitted by any other provision of this Agreement, the Parent shall not, and shall not permits any of its Subsidiaries to (unless required by applicable Law), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following without the prior written consent of the Company:

(i) amend or otherwise change the Parent Certificate or Parent Bylaws;

(ii) (A) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Equity Interests in, the Parent of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Parent, other than the issuance of Parent Common Stock upon the exercise of Parent Options outstanding as of the date hereof in accordance with their terms, the issuance of Parent Common Stock upon the exercise of Parent Warrants outstanding as of the date hereof in accordance with their terms or the issuance of Parent Options in accordance with the ordinary course of the Parent’s business, or (B) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any material property or assets (including Parent Material Intellectual Property) of the Parent, except pursuant to existing Contracts or commitments or the sale or purchase of goods or services in the ordinary course of business consistent with past practice, or enter into any commitment or transaction outside the ordinary course of business consistent with past practice;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any agreement with respect to the voting of its capital stock;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Equity Interests or other securities;

(v) (A) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than acquisitions of inventory or other assets in the ordinary course of business consistent with past practice, (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, except for indebtedness for borrowed money incurred by the Parent or any of its Subsidiaries in the ordinary course of business consistent with past practice pursuant to the terms of a Parent Material Contract, (C) terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract other than as arising in the ordinary course of business, or (D) enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1(b)(v);

(vi) except as may be required by contractual commitments or corporate policies with respect to employee severance or termination pay in existence on the date of this Agreement as disclosed in Section 4.11(b) of the Parent Disclosure Memorandum: or in the ordinary course of business consistent with past practice: (A) materially increase the compensation or benefits payable or to become payable to its directors, officers or employees; (B) grant any rights to severance or termination pay to, or amend or enter into any new Parent Benefit Plan, except to the extent required by applicable Law; or (C) amend or waive any performance or vesting criteria or accelerate the vesting, exercisability or funding under any Parent Benefit Plan (except to the extent required by the terms of any such Parent Benefit Plan as of the date of this Agreement);

(vii) (A) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms, (B) accelerate or delay collection of any material notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the ordinary course of business consistent with past practice, or (C) delay or accelerate payment of any material account payable in advance of its due date or the date such liability would have been paid in the ordinary course of business consistent with past practice;

(viii) make any material change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Entity;

(ix) waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

(x) make any material Tax election, settle or compromise any material liability for Taxes, amend any material Tax Return or file any refund for any material amount of Taxes; provided, that the Parent shall promptly provide to the Company a copy of any such amended Tax Return or filing for any refund;

(xi) modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Parent is a party;

(xii) knowingly act in a manner intended or reasonably expected to materially delay the consummation of the Merger or result in any of the conditions to the Merger set forth in Article VI not being satisfied, except as otherwise permitted by this Agreement or required by applicable Law or any judicial or regulatory authority; or

(xiii) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

      (c) Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of the Parent prior to the consummation of the Merger. Prior to the consummation of the Merger, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.
      Section 5.2     Registration Statement; Proxy Statement.
      (a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC a joint proxy statement relating to the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”; the prospectus contained in the Registration Statement together with the Proxy Statement, the “Joint Proxy/ Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company in the Merger. Each of Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action reasonably required under any applicable federal or state securities Laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company and Parent shall mail the Joint Proxy/ Prospectus to their respective stockholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing the Joint Proxy/ Prospectus in light of the date set for the Company Stockholders’ Meeting and the Parent

Stockholders’ Meeting. No filing of, or amendment or supplement to, the Proxy Statement shall be made by Parent or the Company, and no filing of, or amendment or supplement to, the Registration Statement shall be made by Parent, in each case, without the prior written consent of the other party, such consent not to be unreasonably withheld. Parent and the Company each shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.
      (b) The information supplied by the Company and Parent for inclusion or incorporation by reference in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to stockholders of Parent, (iv) the time of the Company Stockholders’ Meeting, and (v) the time of the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent, or any of their respective Subsidiaries, or their respective officers or directors, is discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other party. All documents that either the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.
      Section 5.3     Stockholders’ Meetings.
      (a) The Company shall duly call and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Joint Proxy/ Prospectus is cleared by the SEC for the purpose of voting upon the matters that are subject to Company Stockholder Approval. In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to applicable Law and this Agreement, use its reasonable best efforts to obtain the approvals by its stockholders of the matters that are subject to Company Stockholder Approval, and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting. Subject to Section 5.5, the Company Board shall recommend approval of this Agreement by the stockholders of the Company (the “Company Recommendation”) and shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy/ Prospectus shall contain such recommendation.
      (b) Parent shall duly call and hold a meeting of its stockholders (the “Parent Stockholders’ Meeting”) as promptly as reasonably practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Joint Proxy/ Prospectus is cleared by the SEC for the purpose of voting upon the matters that are subject to Parent Stockholder Approval. In connection with the Parent Stockholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to applicable Law, use its reasonable best efforts to obtain the approvals by its stockholders of the matters that are subject to Parent Stockholder Approval, and (ii) otherwise comply with all legal requirements applicable to the Parent Stockholders’ Meeting. The Parent Board shall recommend approval of the issuance by Parent of the shares of Parent Common Stock issuable pursuant to this Agreement by the stockholders of Parent and the amendment to the Parent Charter to increase the number of authorized shares of Parent Common Stock (the “Parent Recommendation”) and shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy/ Prospectus shall contain such recommendation.

      Section 5.4     Access to Information; Confidentiality. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party (which, if reasonably requested by the other party, such person shall use reasonable best efforts to cause the counterparty to waive), from the date of this Agreement to the Effective Time, the Company and Parent shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”), provided, however, that the foregoing shall not require the Company or Parent to waive any legal privilege or disclose proprietary information relevant to the negotiation of this Agreement or the evaluation of the transactions contemplated hereby, to (a) provide to the other party and its respective Representatives access at reasonable times upon reasonable prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (b) subject to applicable Laws relating to the exchange of information, furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of itself and its Subsidiaries as the other party and its Representatives may reasonably request. No investigation conducted pursuant to this Section 5.4 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement or the conditions to the obligations to consummate the Merger. With respect to the information disclosed pursuant to this Section 5.4, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under that certain Confidentiality Agreement, dated September 20, 2005, previously executed by Parent and the Company (the “Confidentiality Agreement”).
      Section 5.5     No Solicitation of Transactions.
      (a) The Company agrees that it shall not, and it shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) initiate, solicit, knowingly encourage or take any other action designed to, or which could reasonably be expected to, facilitate an Acquisition Proposal or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal with respect to it, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal or a transaction contemplated thereby; provided, that so long as there has been no breach of this Section 5.5(a), the Company may, in response to an Acquisition Proposal that was not solicited after the date hereof and otherwise in compliance with the obligations under Section 5.5(c), participate in discussions or negotiations with, request clarifications from, or furnish information to, any person which makes such Acquisition Proposal if (A) such action is taken subject to a confidentiality agreement containing customary terms and conditions; provided, that if such confidentiality agreement contains provisions that are less restrictive than the comparable provisions of the Confidentiality Agreement, or omits restrictive provisions contained in the Confidentiality Agreement, then the Confidentiality Agreement shall be deemed to be automatically amended to contain in substitution for such comparable provisions such less restrictive provisions, or to omit such restrictive provisions, as the case may be, and in connection with the foregoing, the Company agrees not to waive any of the provisions in any such confidentiality agreement without waiving the similar provisions in the Confidentiality Agreement to the same extent, (B) the Company Board reasonably determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal and (C) the Company Board reasonably determines in good faith, after consultation with its outside legal counsel, that failure to take such actions would be inconsistent with its fiduciary duties under applicable Law. The Company shall immediately terminate, and shall use its reasonable best efforts to cause its Representatives to immediately terminate, all discussions or negotiations, if any, with any third party with respect to, or any that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly (and in any event within two

(2) business days) request that each person which has heretofore executed a confidentiality agreement with it or any of its Representatives with respect to such person’s consideration of a possible Acquisition Proposal immediately return or destroy all confidential information heretofore furnished to such person or its Representatives.
      (b) Neither the Company Board nor any committee thereof shall (i) withdraw, modify or amend, or propose to withdraw, modify or amend, in a manner adverse to Parent, the Company Recommendation or (ii) resolve to do any of the foregoing; provided, that the Company Board may withdraw, modify or amend the Company Recommendation if, following receipt of a Superior Proposal (A) the Company has complied with its obligations under this Section 5.5, (B) the Company Board reasonably determines in good faith, after consultation with its outside legal counsel, that failure to take such actions would be inconsistent with its fiduciary duties under applicable Law and (C) prior to taking such actions, the Company Board shall have given Parent at least five (5) days notice of its intention to take such action and the opportunity to meet with the Company and its outside counsel and financial advisor.
      (c) In addition to the obligations set forth in Section 5.5(a), the Company shall as promptly as practicable (and in any event within 48 hours) advise Parent of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry, proposal, discussions or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation, and the Company shall, within 48 hours of the receipt thereof, promptly provide to Parent copies of any written materials received in connection with any of the foregoing, and the identity of the person making any such Acquisition Proposal or such request, inquiry or proposal or with whom any discussions or negotiations are taking place. The Company shall keep Parent reasonably informed of the status and material details (including material amendments) with respect to the information previously provided by the Company in connection with the Acquisition Proposal, and shall provide to Parent within 48 hours of receipt thereof all written materials received by it with respect thereto. The Company shall promptly provide to Parent any non-public information concerning it provided to any other person in connection with any Acquisition Proposal, which was not previously provided to Parent. With respect to any Acquisition Proposal that constitutes a Superior Proposal, during the five (5) day period referred to in clause (C) of Section 5.5(b) above, the Company shall, if requested by Parent, provide Parent with an opportunity to negotiate revisions to the terms of this Agreement for the Company Board’s good faith consideration.
      (d) Nothing contained in this Agreement shall be deemed to restrict the parties from complying with Rule 14d-9 or 14e-2 under the Exchange Act.
      Section 5.6     Appropriate Action; Consents; Filings.
      (a) The Company and Parent shall use their reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entity any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by the Company or Parent or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Entity, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including, without limitation, the Merger, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Merger required under the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws and any other applicable Law; provided, that the Company and Parent shall cooperate with each other in connection with the making of all such filings, including, if requested, by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement.
      (b) The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any third party consents (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (ii) required to be disclosed in the Company Disclosure Memorandum or the Parent Disclosure Memorandum, as applicable, or (iii) required to prevent a Material Adverse Effect with respect to the Company or Parent from occurring prior to or after the Effective Time. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.6(b), such party shall use its reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto, to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.
      Section 5.7     Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.7 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.
      Section 5.8     Public Announcements. The press release announcing the execution of this Agreement, if any, shall be issued only in such form as shall be mutually agreed upon by the Company and Parent and each of the Company and Parent shall consult with, and obtain the consent of, the other party (which shall not be unreasonably withheld or delayed) before issuing any other press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to consulting with and obtaining the prior consent of the other party (which shall not be unreasonably withheld or delayed); provided, that a party may, without consulting with or obtaining the prior consent of the other party, issue such press release or make such public statement as may be required by applicable Law or by any listing agreement with a national securities exchange or automated quotation system to which it is a party, if such party has used reasonable best efforts to consult with the other party and to obtain such other party’s consent, but has been unable to do so in a timely manner.
      Section 5.9     Exchange Listing. Parent shall promptly prepare and submit to the Exchange a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause such shares to be approved for listing on such Exchange, subject to official notice of issuance, prior to the Effective Time.
      Section 5.10     Employee Benefit Matters
      (a) With respect to each Parent Benefit Plan in which employees of the Company participate after the Effective Time (excluding Parent Benefit Plans under which Parent Options may be issued), (i) for purposes of determining vesting and entitlement to benefits, severance benefits and vacation entitlement, service with the Company or its affiliates (or predecessor employers to the extent the Company provides past service credit) shall be treated as service with Parent; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent that such service was not recognized under the applicable Company Benefit Plan, and (ii) any deductibles or other amounts credited to such employee under any Company Benefit Plan as of the Closing Date shall be credited to such employee under any comparable applicable benefit plan after the Closing Date, subject to the terms and conditions of such benefit plan. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations.
      (b) The parties hereto acknowledge and agree that all provisions contained in this Section 5.10 with respect to employees are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including, without limitation, any employees, former employees, any participant in any Company Benefit Plan or Parent Benefit Plan or any beneficiary thereof or (ii) to continued employment with the Company or Parent. After the Effective Time, nothing contained in this Section 5.10 shall interfere with Parent’s right to amend, modify or terminate any Company Benefit Plan or Parent Benefit Plan or to terminate the employment of any employee of the Company or Parent for any reason.
      (c) The Parent Board, or a committee of non-employee directors thereof, shall adopt a resolution in advance of the Effective Time providing that the receipt by any officer or director of the Company who may become a covered person of Parent for purposes of Section 16 of the Exchange Act (together with the rules and regulations thereunder, “Section 16”) of Parent Common Stock in exchange for shares of Company Common Stock, pursuant to the transactions contemplated hereby, is intended to be exempt from liability pursuant to Section 16. The Company Board, or a committee of non-employee directors thereof, shall adopt a resolution in advance of the Effective Time providing that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of Company Common Stock in exchange for shares of Parent Common Stock pursuant to the transactions contemplated hereby, is intended to be exempt from liability pursuant to Section 16.
      (d) With respect to those Company Benefit Plans and Parent Benefit Plans that may be subject to Code Section 409A, Parent will make reasonable efforts to take, or to cause there to be taken, as the case may be, such timely actions as may be necessary or appropriate to prevent the application of excise tax and other tax penalties under IRC Section 409A.
      Section 5.11     Indemnification of Directors and Officers.
      (a) Parent and the Company agree that all rights to indemnification existing as in effect as of the date of this Agreement in favor of any Company Indemnified Person as provided in the Company Certificate, the Company Bylaws and any Company indemnification agreements with any such Company Indemnified Persons shall survive the Merger and shall continue in full force and effect and be honored by the respective parties and their successors, without any amendment thereto, for a period of six (6) years after the Effective Time. A “Company Indemnified Person” shall mean any individual who on or prior to the Effective Time was a director, officer, trustee, fiduciary, employee or agent of the Company or who served at the request of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise, unless such amendment or modification is required by applicable Law.
      (b) For 6 years from the Effective Time, the Surviving Corporation shall provide to the Company’s current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is no less favorable than the Company’s existing policy (true and complete copies which have been previously provided to Parent) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 150% of the annual premium paid prior to the date of this Agreement, which premium the Company represents and warrants to be approximately $375,000. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.11, which policies provide such directors and officers with coverage for an aggregate period of 6 years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder. The obligations under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.11 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.11 applies shall be third party beneficiaries of this Section 5.11).
      (c) In the event Parent (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.11.
      (d) The obligations under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnified Person to whom this Section 5.11 applies or the heirs and representatives of such Company Indemnified Person without the consent of such affected Company Indemnified Person or the heirs and representatives of such Company Indemnified Person (it being expressly agreed that the Company Indemnified Persons to whom this Section 5.11 applies and their respective heirs and representatives shall be third party beneficiaries of this Section 5.11).
      Section 5.12     Tax-Free Reorganization Treatment
      (a) The Company and Parent shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action necessary for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action that could reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
      (b) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the Company and Parent shall report the Merger as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
      Section 5.13     Affiliates. As soon as practicable after the date hereof and prior to the mailing of the Joint Proxy/ Prospectus, the Company shall deliver to Parent a list identifying all persons who are expected to be, at the time of the Parent Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause each person who is identified on such list to execute and deliver to Parent a letter agreement as to such person’s prospective compliance with the restrictions imposed by Rule 145 under the Securities Act on the transfer of shares of Parent Common Stock received by such person in the Merger.
      Section 5.14     Resignation of Officers and Directors. The Company shall deliver to Parent at or prior to the Effective Time the resignation of each officer and director of the Company, such resignations to be effective as of the Effective Time.
Article VI
Closing Conditions
      Section 6.1     Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC.

(b) Stockholder Approval. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

(c) No Order. No Governmental Entity, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement.

(d) Consents and Approvals. All material consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their Subsidiaries shall have been obtained.

(e) Exchange Listing. The shares of Parent Common Stock issuable to the Company’s stockholders in the Merger shall have been approved for listing on the Exchange, subject to official notice of issuance.

      Section 6.2     Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of the Company to that effect.

(c) Consents and Approvals. All material consents, approvals and authorizations of any person other than a Governmental Entity required to be set forth in Section 3.5(b) or Section 4.5(b) or the related sections of the Company Disclosure Memorandum or the Parent Disclosure Memorandum, as applicable, shall have been obtained.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to the Company.

(e) Sarbanes-Oxley Certifications. Neither the Chief Executive Officer nor the Chief Financial Officer of the Company shall have failed to provide, with respect to any Company SEC Filings after the date of this Agreement, any necessary certification in the form required under the Sarbanes-Oxley Act.

(f) No Litigation, Etc. There shall not be any suit, claim, action, proceeding or investigation instituted, commenced, pending or threatened by or before any Governmental Entity that would or that is reasonably likely to (i) impose material limitations on the ability of Parent effectively to exercise full rights of ownership of the Company or (ii) restrain, enjoin, prevent, prohibit or make illegal, or impose material limitations on, the ability of the Company to operate its business in the manner presently conducted.

(g) Other Conditions Precedent. The Company shall not be in breach of, and no condition, event or act which with the giving of notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under, any indebtedness for borrowed money.
      Section 6.3     Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby are also subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required by this Agreement to be performed or complied with by each of them on or prior to the Effective Time. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

(c) Consents and Approvals. All material consents, approvals and authorizations of any person other than a Governmental Entity required to be set forth in Section 3.5(b) or Section 4.5(b) or the related sections of the Company Disclosure Memorandum or the Parent Disclosure Memorandum, as applicable, shall have been obtained.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to Parent or, with respect to Merger Sub, any change, effect or circumstance that prevents Merger Sub from consummating the Merger or other transactions contemplated by this Agreement.

(e) Sarbanes-Oxley Certifications. Neither the Chief Executive Officer nor the Chief Financial Officer of Parent shall have failed to provide, with respect to any Parent SEC Filings after the date of this Agreement, any necessary certification in the form required under the Sarbanes-Oxley Act.

(f) Section 355(e) Tax Opinion. The Company shall have received a written opinion of Latham & Watkins LLP, in form and substance reasonably satisfactory to the Company, to the effect that the Merger should not cause Section 355(e) of the Code to apply to the spin-off distribution of shares of Company Common Stock by PC Mall.

(g) Section 368(a) Tax Opinion. The Company shall have received a written opinion of Latham & Watkins LLP dated the date of the Effective Time, in form and substance reasonably satisfactory to the Company, to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.
Article VII
Termination, Amendment and Waiver
      Section 7.1     Termination. This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the stockholders of Parent:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By either Parent or the Company if the Merger shall not have been consummated prior to February 14, 2006 (such date, the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement (including without limitation such party’s obligations set forth in Section 5.6) has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Outside Date;

(c) By either Parent or the Company if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.6);

(d) By written notice of Parent if the Company Board shall have: (i) failed to make the Company Recommendation in accordance with Section 5.3(a) or withdrawn, or adversely modified or changed (including, without limitation, any disclosure (other than a statement that the Company Board is evaluating an Acquisition Proposal) having the effect of an adverse modification or change), or resolved to withdraw or adversely modify or change (including, without limitation, any disclosure (other than a statement that the Company Board is evaluating an Acquisition Proposal) having the effect of an adverse modification or change), the Company Recommendation; (ii) approved or recommended, or resolved to approve or recommend, to its stockholders an Acquisition Proposal other than that contemplated by this Agreement or entered into, or resolved to enter into, any agreement with respect to an Acquisition Proposal; (iii) after an Acquisition Proposal has been made, failed to affirm the Company Recommendation within five (5) days of any request by Parent to do so, notwithstanding any continued evaluation of such Acquisition Proposal; or (iv) recommended that its stockholders tender their shares in any tender offer or exchange offer that is commenced which, if successful, would result in any person or group becoming a beneficial owner of 20% or more of its outstanding shares of capital stock;

(e) By the Company if it receives a Superior Proposal; provided, that the Company may not terminate this Agreement pursuant to this Section 7.1(e) unless it has first complied with its obligations under Section 5.5 and until (i) five (5) days have elapsed following delivery to Parent of a written notice of such determination by the Company Board and during such five (5) day period the Company has renegotiated in good faith with Parent and Parent has not submitted a binding offer that the Company Board has determined in its good faith judgment to be at least as favorable to the Company’s stockholders as the Superior Proposal; provided, that prior to or contemporaneously with such termination, the Company shall have made the payment of the fee to Parent required by Section 7.2(b)(i) by wire transfer in same day funds;

(f) By written notice of Parent (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is not cured within twenty (20) days (or prior to the Outside Date, if sooner); provided that Parent shall have given the Company written notice, delivered at least twenty (20) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(f) and the basis for such termination;

(g) By written notice of the Company if the Parent Board shall have failed to make the Parent Recommendation in accordance with Section 5.3(b) or withdrawn, or adversely modified or changed (including, without limitation, any disclosure having the effect of an adverse modification or change), or resolved to withdraw or adversely modify or change (including, without limitation, any disclosure having the effect of an adverse modification or change), the Parent Recommendation;

(h) By written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if there has been a breach by Parent or Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) is not cured within twenty (20) days (or prior to the Outside Date, if sooner); provided that the Company shall have given Parent written notice, delivered at least twenty (20) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(h) and the basis for such termination; or

(i) By written notice of either Parent or the Company if (1) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof), or (2) the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof); provided, however, that the right to terminate this Agreement under this Section 7.1(i) shall not be available to a party if the failure to obtain such party’s Stockholder Approval shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a material breach by such party of this Agreement.
      Section 7.2     Effect of Termination.
      (a) Limitation on Liability. In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except (i) with respect to the confidentiality obligations of Section 5.4, Section 5.9, this Section 7.2 and Article VIII and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.
      (b) Termination Fee. The Company shall reimburse the Parent for all of its out-of-pocket costs and expenses incurred by it in connection with this Agreement, including the fees and expenses of its legal counsel, accountants and financial advisors and pay Parent a termination fee of $1,200,000.00 (the “Termination Fee”) in immediately available funds in the event that this Agreement is terminated solely as follows: (i) if the Company shall terminate this Agreement pursuant to Section 7.1(e); (ii) if Parent shall terminate this Agreement pursuant to Section 7.1(d); or (iii) if (A) either party shall terminate this Agreement pursuant to Section 7.1(b) or 7.1(i)(1), and, at any time after the date of this Agreement and before the termination of this Agreement, an Acquisition Proposal with respect to the Company shall have been publicly made, proposed or communicated and not bona fide withdrawn and (B) within twelve (12) months following the termination of this Agreement, the Company consummates such Acquisition Proposal or enters into a binding agreement with respect to such Acquisition Proposal which is subsequently consummated. Any Termination Fee payable under this provision shall be payable as liquidated damages to compensate Parent for the damages Parent will suffer if this Agreement is terminated under the circumstances set forth in this Section 7.2(b), which damages cannot be determined with reasonable certainty. It is specifically agreed that the Termination Fee represents liquidated damages and not a penalty.
      (c) All Payments. Any payment required to be made pursuant to Section 7.2(b)(i) shall be paid prior to or contemporaneously with, and shall be a pre-condition to the effectiveness of, termination of this Agreement pursuant to Section 7.1(e). Any payment required to be made pursuant to Section 7.2(b)(ii) shall be paid not later than two (2) business days after the date of termination. Any payment required to be made pursuant to Section 7.2(b)(iii) shall be paid prior to or contemporaneously with, and shall be a pre-condition to the effectiveness of, consummation of the Acquisition Proposal. All payments under this Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by Parent. The Company acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to this Section 7.2 and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the fee set forth in this Section 7.2, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.
      Section 7.3     Amendment. To the extent permitted by applicable Law, this Agreement may be amended by the parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Parent and the Company; provided, that after any such approval, no amendment shall be made that by Law requires further approval by the Company’s or Parent’s stockholders, as the case may be, without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
      Section 7.4     Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other parties with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of any party, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of the Exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
      Section 7.5     Fees and Expenses. Subject to Section 7.2(b) hereof, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same (including, but not limited to, fees and expenses of counsel, accountants, investment bankers and other advisors); provided, however, that each of Parent and the Company shall pay one-half of the expenses related to printing, filing and mailing the Registration Statement and the Joint Proxy/ Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Joint Proxy/ Prospectus.
Article VIII
General Provisions
      Section 8.1     Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.
      Section 8.2     Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next business day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:
      If to Parent or Merger Sub, addressed to it at:

PFSweb, Inc.
500 North Central Expressway
Plano, TX 75074
Att: Mark C. Layton,
Chief Executive Officer
Facsimile: (972) 881-0145
      with a copy to (which shall not constitute notice):

Wolff & Samson PC
One Boland Drive
West Orange, NJ 07052
Att: Morris Bienenfeld, Esq.
Facsimile: 973-530-2213
      If to the Company, addressed to it at:

eCOST.com, Inc.
Suite 106
2555 West 190th Street
Torrance, California 90504
Att: Adam Shaffer,
Chief Executive Officer
Facsimile: (310) 630-3578
      with a copy to (which shall not constitute notice):

Latham & Watkins LLP
Suite 4000
633 West Fifth Street
Los Angeles, CA 90071-2007
Att: Steven B. Stokdyk, Esq.
Facsimile: (213) 891-8763
      Section 8.3     Certain Definitions. For purposes of this Agreement, the term:

“Acquisition Proposal” means any offer or proposal concerning any (a) merger, consolidation, business combination, or similar transaction involving the Company, (b) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture, or otherwise of assets of the Company representing 20% or more of the assets of the Company, (c) issuance, sale, or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture, or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of the Company, (d) transaction in which any person or group shall acquire beneficial ownership, or the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of the Company or (e) any combination of the foregoing (other than the Merger).

“affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“business day” means any day other than a day on which the SEC shall be closed.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

“Company Website” means all websites or other sites accessed via the Internet or any other electronic network (including without limitation any cable-based network or private network), that are, in whole or in part, owned or operated by the Company, including without limitation that certain website currently accessible at the URL address “http://www.ecost.com”; provided, however, that with respect to any such website or site that is not owned by the Company but on which Company content is displayed, the term “Company Website” shall mean and refer only to that portion of such website or site that contains the content directly or indirectly provided by the Company.

“Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, purchase orders, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, understandings, policies, purchase and sales orders, quotations and other executory commitments to which any person is a party or to which any of the assets of such person is subject, whether oral or written, express or implied.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

“Environmental Laws” means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, treaty, writ or order and any enforceable judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree, judgment, stipulation, injunction, permit, authorization, policy, opinion, or agency requirement, in each case having the force and effect of law, relating to pollution, contamination, protection, investigation or restoration of the environment, health and safety or natural resources, including, without limitation, noise, odor, wetlands, or the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials.

“Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity or trade or business (whether or not incorporated) other than the Company that together with the Company, is considered under common control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

“Exchange” means the Nasdaq Capital Market or such other exchange or trading market on which the Parent Common Stock is then listed.

“Exchange Act” shall mean Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means domestic or foreign governmental, administrative, judicial or regulatory authority.

“group” is defined as in the Exchange Act, except where the context otherwise requires.

“Hazardous Materials” means (a) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (b) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

“Intellectual Property” means all intellectual property or other proprietary rights of every kind, foreign or domestic, including all intellectual property rights, patents, patent applications, patent rights, trademarks, trademark registrations and applications therefor, trade dress rights, trade names, service marks, service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor, mask work rights, mask work registrations and applications therefor, franchises, licenses, inventions, trade secrets, know-how, customer lists, supplier lists, proprietary processes and formulae, software source code and object code, algorithms, net lists, architectures, structures, screen displays, layouts, inventions, development tools, designs, blueprints, specifications, technical drawings (or similar information in electronic format) and all documentation and media constituting, describing or relating to the foregoing, including, without limitation, manuals, programmers’ notes, memoranda and records and all documentation thereof.

“IRS” means the United States Internal Revenue Service.

“knowledge” of any person which is not an individual means, with respect to any specific matter, the actual knowledge of such person’s executive officers and any other officer having primary responsibility for such matter after reasonable inquiry.

“Law” means any foreign or domestic law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding.

“Material Adverse Effect” means, when used in connection with Parent or the Company, any change, effect or circumstance that (a) has or could reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such party and its Subsidiaries taken as a whole, other than such changes, effects or circumstances reasonably attributable to: (i) economic conditions generally in the United States or foreign economies in any locations where such party has material operations or sales; (ii) conditions generally affecting the industries in which such party participates; provided, with respect to clauses (i) and (ii), the changes, effects or circumstances do not have a materially disproportionate effect (relative to other industry participants) on such party; (iii) the announcement or pendency of the Merger (including any claim, litigation, cancellation of or delay in customer orders, reduction in revenues or income, disruption of business relationships or loss of employees); (iv) legal, accounting, investment banking or other fees or expenses incurred in connection with the transactions contemplated by this Agreement; (v) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangements or other arrangements in existence on the date of this Agreement and disclosed in the Company Disclosure Memorandum or Parent Disclosure Memorandum, as applicable; (vi) any action taken with the other party’s express written consent; (vii) any change in the trading price of a party’s common stock in and of itself; or (viii) any failure, in and of itself, by either party to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (it being understood that, with respect to clauses (vii) and (viii), the facts or circumstances giving rise or contributing to such change in trading price or failure to meet estimates or projections may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); or (b) prevents Parent or the Company, as applicable, from consummating the Merger and the other transactions contemplated by this Agreement.

“Parent Rights” means rights issued under the Parent Rights Agreement.

“Parent Rights Agreement” means the Rights Agreement, dated as of June 8, 2000, between Parent and ChaseMellon Shareholder Services, LLC.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of any person means any corporation, partnership, joint venture or other legal entity of which such person (either alone or through or together with any other subsidiary), owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation, partnership, joint venture or other legal entity.

“Superior Proposal” means a bona fide written offer which is not solicited after the date hereof in violation of this Agreement made by any person other than Parent or Merger Sub that (a) concerns an Acquisition Proposal (except that references in the definition of Acquisition Proposal to “20%” shall be “50%”) involving the Company, (b) is on terms which the Company Board in good faith concludes (following consultation with its financial advisors and outside legal counsel) are more favorable to the Company’s stockholders (in their capacities as stockholders) than the transactions contemplated by this Agreement (including any revisions hereto), and (c) is, in the good faith judgment of the Company Board, reasonably likely to be financed and completed on the terms proposed, taking into account the various legal, financial and regulatory aspects of the proposal.

“Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative, minimum, add-on minimum, sales, use, transfer, registration, ad valorem, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental (including taxes under Section 59A of the Code), customs duties, real property, personal property, capital stock, employment, profits, withholding, disability, intangibles, social security, unemployment, payroll, license, employee or other tax or levy, of any kind whatsoever, together with any interest, penalties, or additions to tax in respect of the foregoing whether disputed or not.

“Tax Returns” means any report, return (including information return), claim for refund, declaration or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
      Section 8.4     Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Defined Terms	Section

Agreement	Preamble
Certificate of Merger	Section 1.2
Certificates	Section 2.2(b)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Company	Preamble
Company Balance Sheet	Section 3.7(d)
Company Benefit Plan	Section 3.10(a)
Company Board	Section 2.4
Company Board Approval	Section 3.4(b)
Company Bylaws	Section 3.2
Company Certificate	Section 3.2

Defined Terms	Section

Company Common Stock	Section 2.1(a)
Company Customers	Section 3.22
Company Disclosure Memorandum	Article III
Company Financial Advisor	Section 3.19
Company Indemnified Person	Section 5.11(a)
Company Material Contract	Section 3.13
Company Material Intellectual Property	Section 3.16
Company Options	Section 2.4
Company Permits	Section 3.6
Company Preferred Stock	Section 3.3(a)
Company Recommendation	Section 5.3(a)
Company SEC Filings	Section 3.7(a)
Company Stock Option Plans	Section 2.4
Company Stockholder Approval	Section 3.20
Company Stockholders’ Meeting	Section 5.3(a)
Company Suppliers	Section 3.22
Company Voting Agreement	Recitals
Confidentiality Agreement	Section 5.4
DGCL	Recitals
Effective Time	Section 1.2
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)
Joint Proxy/ Prospectus	Section 5.2(a)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	Section 3.10(c)
Outside Date	Section 7.1(b)
Parent	Preamble
Parent Balance Sheet	Section 4.7(d)
Parent Benefit Plan	Section 4.10(a)
Parent Board	Section 4.4(b)
Parent Board Approval	Section 4.4(b)
Parent Bylaws	Section 4.2
Parent Certificate	Section 4.2
Parent Common Stock	Section 2.1(a)
Parent Customers	Section 4.22
Parent Disclosure Memorandum	Article IV
Parent Financial Advisor	Section 4.19
Parent Material Contracts	Section 4.13
Parent Material Intellectual Property	Section 4.16
Parent Options	Section 4.3(a)
Parent Permits	Section 4.6
Parent Preferred Stock	Section 4.3(a)

Defined Terms	Section

Parent SEC Filings	Section 4.7(a)
Parent Suppliers	Section 4.22
Parent Recommendation	Section 5.3(b)
Parent Stockholder Approval	Section 4.20
Parent Stockholders’ Meeting	Section 5.3(b)
Parent Warrants	Section 4.3(a)
PC Mall	Section 3.10(t)
PC Mall Contracts	Section 3.10(t)
Proxy Statement	Section 5.2(a)
Registration Statement	Section 5.2(a)
Representatives	Section 5.4
Sarbanes-Oxley Act	Section 3.7(e)
Section 16	Section 5.10(c)
Surviving Corporation	Section 1.1
Termination Fee	Section 7.2(b)
      Section 8.5     Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
      Section 8.6     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
      Section 8.7     Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Memorandum and Company Disclosure Memorandum and the other documents delivered pursuant hereto) and the Confidentiality Agreement (other than the disclaimer of any representations and warranties contained therein which is superseded hereby) constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.
      Section 8.8     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void.
      Section 8.9     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.11, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
      Section 8.10     Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.
      Section 8.11     Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
      (a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles.

      (b) Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement or any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be brought in state courts of the State of Delaware (or, if such courts do not have jurisdiction or do not accept jurisdiction, in the United States District Court located in the State of Delaware), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
      (c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(c).
      Section 8.12     Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
      Section 8.13     Specific Performance. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall not object to the granting of such relief on the basis that an adequate remedy exists at law and shall not insist upon the posting of any bond as a condition to the granting of any such relief, this being in addition to any other remedy to which they are entitled at law or in equity.
[Signature Page Follows]

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PFSWEB, INC.

By:	/s/ Mark C. Layton

Mark C. Layton,
Chief Executive Officer

RED DOG ACQUISITION CORP.

By:	/s/ Mark C. Layton

Mark C. Layton,
Chief Executive Officer

eCOST.COM, INC.

By:	/s/ Adam Shaffer

Adam Shaffer,
Chief Executive Officer

Annex B
VOTING AGREEMENT

VOTING AGREEMENT
      VOTING AGREEMENT, dated November 29, 2005 (this “Agreement”), by and among PFSweb, Inc., a Delaware corporation (“Parent”), Red Dog Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and each of Frank F. Khulusi, individually and, together with Mona C. Khulusi as joint trustees of the Khulusi Revocable Family Trust dated November 3, 1993 (each a “Stockholder” and, collectively, the “Stockholders”).
      WHEREAS, each of the Stockholders is, as of the date hereof, the record and beneficial owner of that number of shares of Common Stock, par value $0.001 per share (the “Company Common Stock”), of eCost.com, Inc., a Delaware corporation (the “Company”), set forth opposite such Stockholder’s name on Schedule A hereto; and
      WHEREAS, Parent, Merger Sub and the Company concurrently with the execution and delivery of this Agreement are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used and not otherwise defined herein shall have the meanings attributed thereto in the Merger Agreement).
      NOW, THEREFORE, inconsideration of the mutual representations, warranties, covenants and agreements contained herein and therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
      Section 1.     Representations and Warranties of the Stockholders. Each of the Stockholders hereby represents and warrants to Parent and Merger Sub as follows:

(a) As of the date hereof, such Stockholder is the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and unless otherwise indicated, the record owner of the shares of Company Common Stock (as may be adjusted from time to time pursuant to Section 5 hereof, the “Shares”) set forth opposite such Stockholder’s name on Schedule A to this Agreement and such Shares represent all of the shares of Company Common Stock beneficially owned by such Stockholder as of the date hereof. For purposes of this Agreement, the term “Shares” shall include any shares of Company Common Stock issuable to such Stockholder upon exercise or conversion of any existing right, contract, option, or warrant to purchase, or securities convertible into or exchangeable for, Company Common Stock (“Stockholder Rights”) that are currently exercisable or convertible or become exercisable or convertible and any other shares of Company Common Stock such Stockholder may acquire or beneficially own during the term of this Agreement.

(b) Such Stockholder has all requisite power and authority and, if an individual, the legal capacity, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been validly executed and delivered by such Stockholder. .

(c) The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, (i) conflict with the Certificate of Incorporation or By-laws or similar organizational documents of such Stockholder as presently in effect (in the case of a Stockholder that is a legal entity), (ii) conflict with or violate any judgment, order or decree applicable to such Stockholder or by which it is bound or affected, or (iii)(A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to any other person any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Stockholder under, any agreement, contract, indenture, note or instrument to which such Stockholder is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by such Stockholder of any of such Stockholder’s obligations under this Agreement.

(d) As of the date hereof, neither such Stockholder, nor any of its respective properties or assets is subject to any order, writ, judgment, injunction, decree, determination or award that would prevent or delay the consummation of the transactions contemplated hereby.
      Section 2.     Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby jointly and severally represent and warrant to the Stockholders as follows:

(a) Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub.

(b) The execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with the Certificate of Incorporation or By-laws or similar organizational documents of each of Parent and Merger Sub as presently in effect, (ii) conflict with or violate any judgment, order or decree, applicable to Parent or Merger Sub or by which either is bound or affected, or (iii) (A) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, (B) give to others any rights of termination, amendment, acceleration or cancellation of, or (C) result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of Parent or Merger Sub under, any agreement, contract, indenture, note or instrument to which Parent or Merger Sub is a party or by which it is bound or affected, except for such breaches, defaults or other occurrences that would not prevent or materially delay the performance by Parent or Merger Sub of their obligations under this Agreement.
      Section 3.     Covenants of the Stockholders. Each of the Stockholders agrees as follows:

(a) Such Stockholder shall not, except as contemplated by the terms of this Agreement (i) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to the Shares or (ii) take any other action that would in any way restrict, limit or interfere with the performance of his/her/its obligations hereunder or make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect.

(b) Until the Merger is consummated or this Agreement is terminated, except to the extent specifically permitted by the Merger Agreement, such Stockholder shall not, and shall use its reasonable commercial efforts to cause any investment banker, financial adviser, attorney, accountant or other representative or agent of such Stockholder not to, directly or indirectly (i) solicit, initiate, knowingly encourage or take any other action designed to, or which could reasonably be expected to, facilitate an Acquisition Proposal or the making, submission or announcement of, any Acquisition Proposal or knowingly sell, transfer or assign any of such Stockholder’s Shares to the person making or proposing an Acquisition Proposal or (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal or (iii) engage in any discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of this Agreement. Such Stockholder shall immediately terminate, and shall use its reasonable commercial efforts to cause its affiliates to terminate, any existing discussions or negotiations with any persons (other than Parent) that could be reasonably expected to lead to an Acquisition Proposal. Such Stockholder shall as promptly as practicable (and in any event within 48 hours) advise Parent of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry or proposal, and within 48 hours of the receipt thereof, promptly provide to Parent copies of any written materials received in connection with any of the foregoing, and the identity of the person making any such Acquisition Proposal or such request, inquiry or proposal and shall keep

Parent reasonably informed of the status and material details (including material amendments) with respect to the information previously provided in connection with the Acquisition Proposal, and shall provide to Parent within 48 hours of receipt thereof all written materials received by it with respect thereto. The Shareholder may satisfy its obligation to provide notice and information to Parent with respect to an Acquisition Proposal by arranging for the Company to provide that information to Parent.

(c) At any meeting of Stockholders of the Company called to vote upon the Merger, the Merger Agreement or any other transaction contemplated by the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to such matters is sought, each Stockholder shall vote (or cause to be voted), or shall consent, execute a consent or cause to be executed a consent in respect of, such Stockholder’s Shares held of record or beneficially by such Stockholder on the applicable record date and which Stockholder is entitled to vote at any such meeting or by any such written consent in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of any other transactions contemplated by the Merger Agreement.

At any meeting of Stockholders of the Company or at any adjournment thereof or in any other circumstances upon which the Stockholder’s vote, consent or other approval is sought, such Stockholder shall vote (or cause to be voted) such Stockholder’s Shares held of record or beneficially by such Stockholder on the applicable record date and which Stockholder is entitled to vote at such meeting or by any such written consent against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Acquisition Proposal with respect to the Company (collectively, “Alternative Transactions”) or (ii) any amendment of the Company’s certificate of incorporation or by-laws or other proposal, action or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal, action or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement (collectively, “Frustrating Transactions”).

(d) Such Stockholder agrees to permit Parent and Merger Sub to publish and disclose in the Proxy Statement and related filings under the securities laws such Stockholder’s identity and ownership of Shares and the nature of its commitments, arrangements and understandings under this Agreement and any other information required by applicable law.

      Section 4.     Adjustments Upon Share Issuances, Changes in Capitalization. In the event of any change in Company Common Stock or in the number of outstanding shares of Company Common Stock by reason of a stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or other similar event or transaction or any other change in the corporate or capital structure of the Company (including, without limitation, the declaration or payment of an extraordinary dividend of cash, securities or other property), and consequently the number of Shares changes or is otherwise adjusted, this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock, Stockholder Rights or other securities or rights of the Company issued to or acquired by each of the Stockholders.
      Section 5.     Further Assurances. Each Stockholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments as Parent or Merger Sub may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement and to vest the power to vote such Stockholder’s Shares as contemplated by Section 3 herein following the applicable record date and solicitation of the Company’s stockholders generally in connection with any such meeting or written consent.
      Section 6.     Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the earlier of (a) the Effective Time and (b) the date upon which the Merger

Agreement is terminated pursuant to Section 7.1 thereof. Notwithstanding the foregoing, Sections 6, 7 and 8 shall survive any termination of this Agreement.
      Section 7.     Action in Stockholder Capacity Only. No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes any agreement or understanding herein in his or her capacity as such director or officer. Each Stockholder signs solely in his or her capacity as the record holder and beneficial owner of, or the trustee of a trust whose beneficiaries are the beneficial owners of, such Stockholder’s Shares and nothing herein shall limit or affect any actions taken by a Stockholder in his or her capacity as an officer or director of the Company to the extent permitted by the Merger Agreement.
      Section 8.     Miscellaneous.
      (a) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to Parent or to any direct or indirect wholly owned subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.
      (b) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.
      (c) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto and in compliance with applicable law.
      (d) Notice. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, mailed by registered or certified mail (return receipt requested), delivered by Federal Express or other nationally recognized overnight courier service or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i) if to Parent, addressed to it at:

PFSweb, Inc.
500 North Central Expressway
Plano, Texas 75074
Attention: Chief Executive Officer
Fax: (972) 881-0145

with a copy to (which shall not constitute notice):

Wolff & Samson PC
One Boland Drive
West Orange, New Jersey 07052
Attention: Morris Bienenfeld, Esq.
Fax: (973) 530-2213

and

      (ii) if to a Stockholder, to the address set forth under the name of such Stockholder on Schedule A hereto, with a copy to (which shall not constitute notice) the address set forth therein, and a copy to (which shall not constitute notice):

Latham & Watkins LLP
Suite 400
633 West Fifth Street
Los Angeles, California 90071-2007
Att: Steven B. Stokdyk, Esq.
Fax: (213) 891-8763
      (e) Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision and (ii) reference to any Section means such Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.
      (f) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
      (g) Entire Agreement. This Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, and except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.
      (h) Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to laws that may be applicable under conflicts of laws principles. Each of the parties hereto irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of or relating to this Agreement or any of the agreements delivered in connection herewith or the transactions contemplated hereby or thereby shall be brought in the state courts of the State of Delaware (or, if such courts do not have jurisdiction or do not accept jurisdiction, in the United States District Court located in the State of Delaware), (ii) consents to the jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection that such party may have to the laying of venue of any such suit, action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 8(d). Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
      EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY,

AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8(h).
      (i) Specific Performance. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall not object to the granting of such relief on the basis that an adequate remedy exists at law and shall not insist upon the posting of any bond as a condition to the granting of such relief, this being in addition to any other remedy to which they are entitled at law or in equity.
      (j) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
[Signature Page Follows]

      IN WITNESS WHEREOF, each of Parent and Merger Sub has caused this Agreement to be signed by its officer thereunto duly authorized and each Stockholder has signed this Agreement, all as of the date first written above.

PFSWEB, INC.

By:	/s/ MARK C. LAYTON

Mark C. Layton
Chief Executive Officer

RED DOG ACQUISITION CORP.

By:	/s/ MARK C. LAYTON

Mark C. Layton
Chief Executive Officer

STOCKHOLDERS:

FRANK F. KHULUSI

By:	/s/ FRANK F. KHULUSI

FRANK F. KHULUSI

FRANK F. KHULUSI AND MONA C.
KHULUSI AS JOINT TRUSTEES OF THE
KHULUSI REVOCABLE FAMILY
TRUST DATED NOVEMBER 3, 1993

By:	/s/ FRANK F. KHULUSI

FRANK F. KHULUSI

By:	/s/ MONA C. KHULUSI

MONA C. KHULUSI
VOTING AGREEMENT
COUNTERPART SIGNATURE PAGE

SCHEDULE A

			Name of Pledgee
Stockholder	Number of Shares	Number of Options	(If Any)

Frank F. Khulusi	0	663,905	NA
2555 West 190th Street
Suite 201
Torrance, CA 90504
Frank F. Khulusi and Mona C. Khulusi as joint trustees of the Khulusi Revocable Family Trust dated November 3, 1993	1,988,813	0	NA
2555 West 190th Street
Suite 201
Torrance, CA 90504

Annex C
Wells Fargo Securities, LLC

Investment Bankers
600 California
San Francisco
(415) 391-5600 (800)662- 1747
fax(415)387-2744
November 23, 2005
Board of Directors
PFSweb, Inc.
500 North Central Expressway
Plano, TX 75074
Members of the Board:
      We understand that eCOST.com, Inc. (the “Company”), PFSweb, Inc. (“PFSweb”) and Red Dog Acquisition Corp., a wholly owned subsidiary of PFSweb (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of PFSweb (the “Merger”). Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock of the Company, par value $0.001 per share (“Company Common Stock”), other than shares held in treasury or held by PFSweb, Merger Sub or any affiliate of PFSweb or Merger Sub, will be converted into the right to receive 1.00 share (the “Exchange Ratio”) of the common stock of PFSweb, par value $0.001 per share (“PFSweb Common Stock”). The terms and conditions of the Merger are set out more fully in the Merger Agreement.
      As part of our investment banking activities, we are regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, offerings of listed and unlisted securities and other corporate transactions. You have asked for our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to PFSweb as of the date hereof.
      In arriving at the opinion set forth below we have, among other things:

(i) reviewed certain publicly available financial statements, including audited and interim financial statements, and other business and financial information relating to the Company and PFSweb that we deemed relevant;

(ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning the Company as prepared by and reviewed with the respective managements of the Company and PFSweb;

(iii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward looking information, concerning PFSweb as prepared by and reviewed with the management of PFSweb;

(iv) conducted discussions with the respective managements of the Company and PFSweb concerning the businesses, past and current operations, financial condition and future prospects of both the Company and PFSweb, independently and combined, including discussions with the respective managements of the Company and PFSweb concerning cost savings and other synergies and benefits that are expected to result from the Merger as well as their views regarding the strategic rationale for the Merger;

(v) reviewed a draft Merger Agreement dated November 11, 2005;

(vi) reviewed the publicly available historical stock price and trading activity of Company Common Stock and PFSweb Common Stock;

(vii) compared the financial performance of the Company and the historical stock prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company;

(viii) compared the financial performance of PFSweb and the historical stock prices and trading activity of PFSweb Common Stock with that of certain other publicly traded companies comparable with PFSweb;

(ix) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

(x) reviewed the pro forma impact of the Merger on PFSweb’s earnings per share;

(xi) prepared an analysis of the relative contributions of the Company and PFSweb to selected financial measures of the combined company based on financial forecasts and estimates prepared by the management of PFSweb;

(xii) prepared a discounted cash flow analysis of the Company and PFSweb; and

(xiii) made such other financial studies and inquiries, and reviewed such other data, as we deemed necessary, including our assessment of general economic, market and monetary conditions.
      In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the respective managements of the Company and PFSweb) or publicly available and have neither attempted to verify independently, nor assumed responsibility or liability for verifying, any of such information. We have relied upon the assurances of the respective managements of the Company and PFSweb that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we have not obtained, conducted or been provided with, or assumed any responsibility for obtaining or conducting, any independent valuation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or PFSweb, nor have we evaluated the solvency of the Company or PFSweb under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on the financial forecasts, analyses and projections (and the assumptions and bases therefor) for the Company and PFSweb (including the synergistic savings and benefits projected to be realized with respect to operations of the combined companies following the Merger and the timing thereof) that we were provided, we have assumed, with PFSweb’s consent, that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of their respective managements as to the future financial condition and performance of the Company and of PFSweb, respectively, and we have further assumed, with PFSweb’s consent, that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We assume no responsibility for, and express no view as to such, forecasts, analyses and projections or the assumptions on which they were based. The Company and PFSweb do not publicly disclose internal management projections of the type provided to us in connection with our analysis of the Merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the respective managements of the Company and PFSweb, including, without limitation, factors relating to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.
      We have also assumed that the Merger will be consummated upon the terms set forth in the draft Merger Agreement that we reviewed without material alteration or waiver thereof, and that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and will not cause Section 355(e) of the Code to apply to the spin-off distribution of PFSweb Common Stock by PC Mall. We have assumed in the course of obtaining the necessary regulatory or other consents and approvals (contractual or otherwise) for the Merger, no restrictions, including any amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. In addition, we have assumed that the historical financial statements of each of the Company and PFSweb reviewed by us have been prepared and fairly presented in accordance with U.S. generally accepted accounting principles consistently applied. We have further assumed that as of the date hereof there has been no material adverse change in the Company’s or PFSweb’s assets, financial condition, results of operations, business or prospects since the date of the last audited financial statements made available to us.
      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to update, revise or reaffirm this opinion or otherwise comment upon events occurring after the date hereof. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to PFSweb of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of PFSweb Common Stock will be when issued to the Company’s stockholders pursuant to the Merger or the price at which shares of PFSweb Common Stock may be traded in the future. We were not retained, nor does our opinion address the relative merits of the Merger compared with any other business strategies that PFSweb’s Board of Directors has considered or may be considering, nor does it address the underlying business decision of PFSweb to engage in the Merger. Furthermore, our opinion does not address any legal or accounting matters, as to which we understand that PFSweb obtained such advice as it deemed necessary from qualified professionals.
      We have been engaged by PFSweb to render a fairness opinion in connection with the Exchange Ratio of the Merger and we have received a retainer fee and will receive a fee upon the delivery of this opinion. In addition, PFSweb has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. No portion of our fee or reimbursement of our expenses is contingent on the consummation of the merger; nor is any of our fee or expense reimbursement contingent on the conclusions reached in its opinion. In the ordinary course of business, we and our affiliates may actively trade in the equity securities of PFSweb or the Company for our own account or the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
      Our opinion expressed herein is provided for the information of the Board of Directors of PFSweb in connection with and for the purposes of its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of PFSweb or the Company as to how such stockholder should vote, or take any other action, with respect to the Merger. This opinion may not be summarized, described or referred to or furnished (in whole or in part) to any third party for any purpose whatsoever except with our express prior written consent. A copy of this opinion may be reproduced in its entirety in the Registration Statement and Joint Proxy Statement filed on Form S-4 by PFSweb in respect of the Merger with the Securities and Exchange Commission without our prior written approval.
      Based upon and subject to the foregoing considerations, it is our opinion as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to PFSweb.

Very truly yours,

WELLS FARGO SECURITIES, LLC

/s/ Wells Fargo Securities, LLC

Annex D
November 29, 2005
Board of Directors
eCOST.com, Inc.
Suite 106
2555 West 190th Street
Torrance, California 90504
Gentlemen:
      We understand that eCOST.com, Inc., a Delaware corporation (“Seller”), PFSweb, Inc., a Delaware corporation (“Buyer”), and Red Dog Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Buyer (“Merger Sub”), propose to enter into a Merger Agreement (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into Seller, which will be the surviving entity (the “Merger”). Pursuant to the Merger, as more fully described in the Merger Agreement and as further described to us by management of Seller, we understand that each outstanding share of the common stock, $0.001 par value per share (“Seller Common Stock”), of Seller will be converted into and exchangeable for one share of the common stock, $1.00 par value per share (“Buyer Common Stock”), of Buyer (the “Exchange Ratio”). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.
      You have asked for our opinion as investment bankers as to whether the Exchange Ratio pursuant to the Merger is fair to the shareholders of Seller from a financial point of view, as of the date hereof.
      In connection with our opinion, we have, among other things: (i) reviewed certain publicly available financial and other data with respect to Seller and Buyer, including the consolidated financial statements for recent years and interim periods to September 30, 2005, and certain other relevant financial and operating data relating to Seller and Buyer made available to us from published sources and from the internal records of Seller and Buyer; (ii) reviewed the financial terms and conditions of the Merger Agreement draft dated November 23, 2005; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, Seller Common Stock and Buyer Common Stock; (iv) compared Seller and Buyer from a financial point of view with certain other companies which we deemed to be relevant; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations which we deemed to be comparable, in whole or in part, to the Merger; (vi) reviewed and discussed with representatives of the management of Seller and Buyer certain information of a business and financial nature regarding Seller and Buyer, furnished to us by them, including financial forecasts and related assumptions of Seller and Buyer; (vii) made inquiries regarding and discussed the Merger and the Merger Agreement and other matters related thereto with Seller’s counsel; and (viii) performed such other analyses and examinations as we have deemed appropriate.
      In connection with our review, we have not assumed any obligation independently to verify the foregoing information and have relied on its being accurate and complete in all material respects. With respect to the financial forecasts for Seller and Buyer provided to us by their respective management upon their advice and with your consent we have assumed for purposes of our opinion that the forecasts (including the assumptions regarding cost synergies) have been reasonably prepared on bases reflecting the best available estimates and judgments of their respective management at the time of preparation as to the future financial performance of Seller and Buyer and that they provide a reasonable basis upon which we can form our opinion. We have also assumed that there have been no material changes in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements made available to us. We have relied on advice of counsel and independent accountants to Seller as to all legal and financial reporting matters with respect to Seller, the Merger and the Merger Agreement. We have assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the

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Board of Directors
eCOST.com, Inc.
November 29, 2005

“Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations. We have also assumed that the merger will be treated as a tax-free reorganization for federal income tax purposes and will not cause Section 355(e) of the Internal Revenue Code to apply to the spin-off distribution of shares of Seller common stock by PC Mall, Inc. In addition, we have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Seller or Buyer, nor have we been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be recorded as a purchase under generally accepted accounting principles. Finally, our opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this opinion, we have not assumed any obligation to update, revise or reaffirm this opinion.
      We have further assumed with your consent that the Merger will be consummated in accordance with the terms described in the Merger Agreement, that the final Merger Agreement will not differ in any respect material to our opinion from the November 23, 2005 draft provided to and reviewed by us, and without waiver by Seller of any of the conditions to its obligations thereunder.
      We have acted as financial advisor to Seller in connection with the Merger and have received a fee for our services. We will receive a fee for rendering this opinion. We may be entitled to receive a fee in the event that the Merger is not consummated but Seller consummates an alternative transaction within 12 months of the expiration or termination of our engagement, which fee is contingent upon the consummation of such alternative transaction. In the ordinary course of our business, we actively trade the equity securities of Seller and Buyer for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We have also performed various investment banking services for Seller.
      Based upon the foregoing and in reliance thereon, it is our opinion as investment bankers that the Exchange Ratio pursuant to the Merger is fair to the shareholders of Seller from a financial point of view, as of the date hereof.
      We are not expressing an opinion regarding the price at which the Buyer Common Stock may trade at any future time. The consideration to be received by the shareholders of Seller pursuant to the Merger is based upon a fixed exchange ratio and, accordingly, the market value of the consideration may vary significantly.
      This opinion is directed to the Board of Directors of Seller in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should vote with respect to the Merger. Further, this opinion addresses only the financial fairness of the Exchange Ratio to the shareholders and does not address the relative merits of the Merger and any alternatives to the Merger, Seller’s underlying decision to proceed with or effect the Merger, or any other aspect of the Merger. This opinion may not be used or referred to by Seller, or quoted or disclosed to any person in any manner, without our prior written consent.

Very truly yours,

/s/ Thomas Weisel Partners LLC

THOMAS WEISEL PARTNERS LLC

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